As filed with the Securities and Exchange Commission on May 29, 2007
Registration No. 333-138739

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sterlite Industries (India) Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Republic of India	3330	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	Vedanta, 75 Nehru Road Vile Parle (East) Mumbai, Maharashtra 400 099, India (91-22) 6646-1000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue New York, New York 10011 United States of America (212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael W. Sturrock, Esq. Anthony J. Richmond, Esq. Latham & Watkins LLP 80 Raffles Place #14-20 UOB Plaza 2 Singapore 048624 (65) 6536-1161	Matthew D. Bersani, Esq. Shearman & Sterling LLP 12th Floor, Gloucester Tower The Landmark, 15 Queen’s Road Central Central, Hong Kong (852) 2978-8000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Equity shares, par value Rs. 2 per equity share, each represented by one American Depositary Share(3)	$2,000,000,000	$214,000

(1)	Includes (i) equity shares represented by American Depositary Shares initially offered and sold outside the United States that may be resold from time to time in the United States as part of the distribution and (ii) additional equity shares represented by American Depositary Shares which may be purchased by the underwriters at their option to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(3)	American Depositary Shares issuable upon deposit of the equity shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (Registration No. 333-139102).

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2007
                                                                      American Depositary Shares
Sterlite Industries (India) Limited
Representing                             equity shares

        This is the initial public offering of our equity shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one of our equity shares. The ADSs may be evidenced by American Depositary Receipts, or ADRs. See “Description of Share Capital” and “Description of American Depositary Shares.”
      Prior to this ADS offering, there has been no public market for our equity shares or ADSs in the United States. Our equity shares are listed and traded in India on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE. The price to the public per ADS will be determined by reference to the prevailing market prices of our equity shares in India after taking into account market conditions and other factors, and the price to the public per ADS will not be greater than 5% above the closing market price, nor less than 10% below the closing market price, of our equity shares on the NSE or the BSE (whichever has the higher average daily trading volume for the five business days preceding the day the price to the public per ADS is determined) on the day the price to the public per ADS is determined. On May 25, 2007, the last closing price per equity share was Rs. 546.95 ($13.58) on the NSE and Rs. 546.00 ($13.56) on the BSE. In addition, under applicable Indian regulations described in “Prospectus Summary,” the price to the public per ADS may not be less than Rs. 531.84 ($13.20). The currency translations from Indian Rupees to US dollars in this paragraph are at an exchange rate of Rs. 40.28 per US dollar, the noon buying rate for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on May 25, 2007. We have applied to have our ADSs listed on the New York Stock Exchange under the symbol “SLT.”

       Investing in our ADSs involves risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying our ADSs.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Sterlite Industries (India) Limited	$	$
      We have granted Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. International Limited and Citigroup Global Markets Inc. an option to purchase up to an additional           ADSs to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

      The underwriters expect to deliver the ADSs to purchasers on                     , 2007.

Joint Global Coordinators and Bookrunners

Merrill Lynch & Co.	Morgan Stanley	Citi
Sole Bookrunner for the Japanese Public Offering
Nomura Securities

The date of this prospectus is                     , 2007.

Page

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	13
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	35
ENFORCEMENT OF CIVIL LIABILITIES	36
USE OF PROCEEDS	37
DIVIDENDS AND DIVIDEND POLICY	39
CAPITALIZATION	41
DILUTION	42
EXCHANGE RATES	44
MARKET INFORMATION	46
SELECTED CONSOLIDATED FINANCIAL INFORMATION	47
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	54
OVERVIEW OF INDUSTRIES	88
BUSINESS	105
MANAGEMENT	172
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	180
MATERIAL CONTRACTS	187
PRINCIPAL SHAREHOLDERS	188
DESCRIPTION OF SHARE CAPITAL	190
COMPARISON OF SHAREHOLDERS’ RIGHTS	200
COMPARISON OF CORPORATE GOVERNANCE STANDARDS	208
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND US GAAP	214
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	219
THE INDIAN SECURITIES MARKET	229
GOVERNMENT OF INDIA APPROVALS	237
REGULATIONS AND RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES	239
CERTAIN INCOME TAX CONSIDERATIONS	245
SHARES AVAILABLE FOR FUTURE SALE	253
UNDERWRITING	255
LEGAL MATTERS	262
EXPERTS	262
WHERE YOU CAN FIND MORE INFORMATION	263
GLOSSARY OF TERMS/ ABBREVIATIONS	264
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
EX-5.1 Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.
EX-8.2 Opinion of Latham & Watkins LLP as to certain US tax matters.
EX-23.1 Consent of Deloitte Haskins & Sells, Mumbai, India, independent registered public accounting firm with respect to Sterlite Industries (India) Limited.
EX-23.5 Consent of SRK Consulting (UK) Limited.

      Until                    , 2007 (25 days after the date of the final prospectus), all dealers that effect transactions in the ADSs, whether or not participating in this ADS offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We and the underwriters are not making an offer of our ADSs or our equity shares in any jurisdiction or state where the offer is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or time of any sale of the ADSs or our equity shares. Other than as required by law, we are under no duty to update the information in this prospectus.
      We have not taken any action to permit a public offering of our ADSs outside the United States or to permit the possession or distribution of this prospectus for purposes of the ADS offering outside the United States. Persons outside the United States who have come into possession of this prospectus for purposes of the ADS offering must inform themselves about and observe restrictions relating to the ADS offering and the distribution of this prospectus outside of the United States.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS
      In this prospectus, we refer to information regarding the copper, zinc and aluminum industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.
      In this prospectus, references to “this offering” or the “ADS offering” are to the initial public offering of our equity shares in the form of ADSs in the United States.
      In this prospectus, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents and references to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms. References to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb. Unless otherwise indicated, the accompanying financial information for our company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal years ended March 31, 2005, 2006 and 2007. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
      We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Business — Our History and Relationship with Vedanta” for more information on these companies and their relationships to us. Unless otherwise stated in this prospectus or unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” “Sterlite,” “our company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, and Hindustan Zinc Limited, or HZL. Our financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, The Madras Aluminium Company Limited, or MALCO, India Foils Limited, or IFL, Sterlite Optical Technologies Limited, or SOTL, Sterlite Gold Limited, or Sterlite Gold, SIL Employees Welfare Trust, or SEWT, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited or Vedanta Alumina Limited, or Vedanta Alumina, except that as to Vedanta Alumina, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Alumina is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
      In this prospectus, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated. References to primary market share in this prospectus are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

      The following table sets forth the publishers and their respective publications referred to as sources for certain statistical information contained in this prospectus:

Publisher	Publication(s) or Data	Date(s)

Aluminium Association of India, or AAI	Supplemental industry data compiled by AAI	Not Applicable
Bloomberg L.P	Metal Bulletin	Not Applicable
Brook Hunt & Associates Ltd., or Brook Hunt	Aluminum Metal Service Quarterly Data Volume	March 2007
	Copper Metal Service Quarterly Data Volume	March 2007
	Zinc Metal Service Quarterly Data Volume	March 2007
	Supplemental industry data compiled by Brook Hunt	Not Applicable
Central Electricity Authority’s General Review	Website, specifically the following address:	Not Applicable
• http://www.cea.nic.in/ power_sec_reports/ executive_summary/ 2006_04/ index.htm
CRISIL Research & Information Services Ltd., or CRIS INFAC	Copper Update	January 2007
	CRIS INFAC Aluminium Annual Review	October 2006 and December 2006
	CRIS INFAC Aluminium Update	February 2007
	Supplemental industry data compiled by CRIS INFAC	Not Applicable
Energy Information Administration, a statistical agency of the United States Department of Energy	Website, specifically the following address: • http://www.ein.doe/oiaf/ieo/coal.html	Not Applicable
Geological Survey of India	Website, specifically the following address:	Not Applicable
• http://www.gsi.gov.in
India Lead Zinc Development Association, or ILZDA	Supplemental industry data compiled by ILZDA	Not Applicable
International Copper Promotion Council, India, or ICPCI	Supplemental industry data compiled by ICPCI	Not Applicable
The London Metal Exchange Limited, or LME	Website, specifically the following address:	Not Applicable
• http://www.lme.com
Ministry of Coal of the Government of India	Annual Report	2006-07

Publisher	Publication(s) or Data	Date(s)

Ministry of Power of the Government of India	Website, specifically the following addresses:	Not Applicable
• http://powermin.nic.in/ indian_electricity_scenario/ power_sector_at_a_glance.htm
• http://powermin.nic.in/ whats_new/ pdf/ development_of_project.pdf
• http://powermin.nic.in/ transmission/ transmission_overview.htm
• http://powermin.nic.in/ indian_electricity_scenario/ growth_of%20the_power_sector.htm
• http://www.cea.nic.in/ power_sec_reports/ executive_summary/ 2006_04/ index.htm
	Annual Report	2004-05 and 2005-06
Reserve Bank of India	Annual Policy Statement for the Year 2007-08, located at:	April 24, 2007
• http://rbi.org.in/ scripts/ NotificationUser. aspx?Id=3445&Mode=0
      Solely for the convenience of the reader, this prospectus contains translations of certain Indian Rupee and Australian dollar amounts into US dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Indian Rupees or Australian dollars to US dollars are based on the noon buying rates of Rs. 43.10 per $1.00 and AUD 1.23 per $1.00 in the City of New York for cable transfers of Indian Rupees and Australian dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007. No representation is made that the Indian Rupee or Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
      IsaSmelttm and IsaProcesstm are trademarks of Xstrata Plc. Ausmelttm is a trademark of Ausmelt Limited. ISPtm is a trademark of Imperial Smelting Processes Ltd.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our ADSs. You should read this entire prospectus, including “Risk Factors” and the consolidated financial statements and related notes, before making an investment decision. Unless otherwise specifically stated, the information in this prospectus does not take into account the possible purchase of additional ADSs pursuant to the exercise of the over-allotment option. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”
Sterlite Industries (India) Limited

Overview
      We are India’s largest non-ferrous metals and mining company based on net sales and are one of the fastest growing large private sector companies in India based on the increase in net sales from fiscal 2006 to 2007. In India, one of the fastest growing large economies in the world with a 9.2% increase in real gross domestic product from fiscal 2006 to 2007, we have three primary businesses:

Copper. We are one of the two custom copper smelters in India, with a 42% primary market share by volume in India in fiscal 2007, according to the International Copper Promotion Council, India, or ICPCI. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the top quartile in terms of the lowest cost of production of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt & Associates Ltd., or Brook Hunt, a metals and mining consulting firm.

Zinc. Our majority-owned subsidiary Hindustan Zinc Limited, or HZL, is India’s only integrated zinc producer and had a 61% market share by volume in India in fiscal 2007, according to the India Lead Zinc Development Association, or ILZDA. HZL’s Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis and was estimated to have the third lowest cost of producing zinc concentrate in 2006, our new Chanderiya hydrometallurgical zinc smelter was in the top quartile in terms of the lowest cost of production of all zinc smelting operations worldwide in 2006 and HZL was the world’s fourth largest lead-zinc mining company in 2006 based on mine production, according to Brook Hunt.

Aluminum. Our majority-owned subsidiary Bharat Aluminium Company Limited, or BALCO, is one of the four primary producers of aluminum in India and had a 25% primary market share by volume in India in fiscal 2007, among the primary producers of the country, according to the Aluminium Association of India, or AAI. BALCO was the fastest growing primary producer of aluminum in India in fiscal 2007 based on quantity of aluminum produced as a result of the ramp-up in production at its new Korba aluminum smelter. BALCO’s captive power plants provide nearly all of its required power, making it an energy-integrated aluminum producer.

      New businesses we currently have an interest in or plan to develop are as follows:

Vedanta Alumina. We hold a 29.5% minority interest in Vedanta Alumina Limited, or Vedanta Alumina, a 70.5%-owned subsidiary of our parent corporation, Vedanta Resources plc, or Vedanta. Vedanta Alumina began the progressive commissioning of a new 1.0 million tons per annum, or tpa, alumina refinery, expandable to 1.4 million tpa, subject to governmental approvals, in March 2007, with one of the two units of its associated captive power plant commissioned in February 2007. Vedanta Alumina anticipates first alumina production from the refinery by June 2007. It is also setting up a greenfield 500,000 tpa aluminum smelter together with an associated 1,215 MW captive power plant in two phases of 250,000 tpa each. Construction of the first phase is expected to be completed in 2009 and the second phase by 2010.

Commercial Power Generation. We intend to develop a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. Our experience includes managing seven captive power plants with a total power generation capacity of 1,046 MW, six of which we built, including two thermal coal-based captive power plants with a total power generation capacity of 694 MW in the last three years. We believe that with India’s large coal resources, ongoing government deregulation and high demand for power relative to supply, this business represents an attractive growth opportunity. We are investing approximately Rs. 81,890 million ($1,900.0 million) to build the first phase, totaling 2,400 MW, of a thermal coal-based power facility, which we expect to complete in 2010. The project is being pursued by our wholly-owned subsidiary Sterlite Energy Limited, or Sterlite Energy, and is expected to be completed in 2010. In addition, BALCO has entered into a memorandum of understanding under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,160.1 million) to build a thermal coal-based 1,200 MW power facility.
      We have experienced significant growth in the Indian copper, zinc and aluminum markets. Our net sales increased from Rs. 66,643 million in fiscal 2005 to Rs. 241,246 million ($5,597.4 million) in fiscal 2007, representing a compound annual growth rate of 90.3%, due to our capacity expansions and commodity prices increasing to historical highs.

Competitive Strengths
      We believe that we have the following competitive strengths:

High quality assets and resources making us a low-cost producer in copper and zinc. We believe that our business has high quality assets of global size and scale, such as our Rampura Agucha lead-zinc mine and Tuticorin copper smelter and refinery. As a result, our costs of production in copper and zinc are competitive with those of leading metals and mining companies in the world.

Leading non-ferrous metals and mining company in India with a diversified product portfolio. We have substantial market shares across the copper, zinc and aluminum metals markets in India.

Ideally positioned to capitalize on India’s growth and resource potential. We believe that our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, economic growth, proximity to other growing economies and large and inexpensive labor and talent pools.

Strong pipeline of growth projects. We have ongoing projects to add a second new zinc smelter at HZL’s Chanderiya facility and enter the commercial power generation business. We also have a minority interest in Vedanta Alumina, which is commissioning a new alumina refinery and is setting up a 500,000 tpa aluminum smelter along with associated captive power facilities.

Experience for entry into commercial power generation business in India. We have been building and managing captive power plants in India since 1997 and are currently managing seven captive power plants with a total power generation capacity of 1,046 MW, including two thermal coal-based captive power plants with a total power generation capacity of 694 MW that we built within the last three years. We believe this experience positions us to enter the commercial power generation business in India.

Experienced and focused management with strong project execution and acquisition skills. Our management and execution teams have a proven track record of successfully implementing capital-intensive expansion projects and acquiring and improving the operations and profitability of other businesses.

Ability and capacity to finance world-class projects. Our strong recent cash flows and balance sheet allow us to pursue world-class projects.

Strategy
      Our goal is to generate strong financial returns and create a world-class metals and mining company. To achieve this goal, we intend to take full advantage of our competitive strengths. Key elements of our strategy include:

Increasing our capacities through greenfield and brownfield projects. We intend to continue to construct new facilities to capitalize upon the growing demand for metals in India and abroad, particularly in China, Southeast Asia and the Middle East.

Leveraging our project execution and operating skills and experience in building and managing captive power plants to develop a commercial power generation business. We believe the commercial power generation business represents an attractive growth opportunity in India and that our experience in building and managing captive power plants positions us to develop this as a stand-alone business.

Continuing to focus on asset optimization and reducing the cost of production. We focus on reducing our cost of production, including through maximizing throughput and plant availability, reducing energy costs and consumption, increasing automation, improving recovery ratios, reducing our raw material costs and seeking better utilization of by-products.

Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses, primarily in India, including through government privatization programs.

Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO and are seeking to complete this acquisition, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and intend to exercise our call option to acquire the Government of India’s remaining interest in HZL.

Risks Associated with Our Business
      Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” We may be unable, for many reasons, including some beyond our control, to implement our current business strategy. Those reasons could include: a decline in the treatment charge and refining charge, or TcRc, for copper or the commodity price of copper, zinc or aluminum, a shortage of or inability to secure raw materials, including copper concentrate, alumina and coal, disruptions to operations, failure to make or effectively utilize capital expenditures, failure to acquire additional equity shares of BALCO or HZL, an unfavorable outcome should the Government of India allege a breach of a covenant by our wholly-owned subsidiary Sterlite Opportunities and Ventures Limited, or SOVL, and seek to exercise a put or call right with respect to shares of HZL, failure to be successful in the commercial power generation business, changes in legal or regulatory conditions in India, including tax and environmental regulations, losses in litigation matters in which we are involved or actions by our controlling shareholder, Vedanta, that are detrimental to our interests. See “Risk Factors — The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects” among other risks described in “Risk Factors.”

Company Information
      Sterlite Industries (India) Limited was incorporated on September 8, 1975 under the laws of India and maintains a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India. Our principal executive office is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400 099, India and the telephone number for this office is (91-22) 6646-1000. Our equity shares are listed on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE, which are collectively referred to as the Indian Stock Exchanges. Starting April 4, 2007, our equity shares have been included in S&P CNX Nifty, a diversified index of 50 Indian stocks listed on the NSE. Our website address is www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this prospectus.

Our Relationship with Vedanta
      We are a 76.0%-owned subsidiary of Vedanta, a public company listed on the London Stock Exchange, or LSE, and included in the FTSE 100 Index. Vedanta’s 76.0% ownership interest in us is equal to the sum of the 72.3% ownership interest in us held by Twin Star Holdings Limited, or Twin Star, plus 80.0% of the 4.6% ownership interest in us held by The Madras Aluminium Company Limited, or MALCO (reflecting Vedanta’s 80% ownership interest in MALCO). After this offering, Vedanta will continue to own a majority of our equity shares. Vedanta is in turn 53.6%-owned by Volcan Investments Limited, or Volcan, a holding company wholly-owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. See “Business — Our History and Relationship with Vedanta.”

      The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of May 18, 2007:

Notes:

(1)	Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal. Mr. Dwarka Prasad Agarwal and Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, own all of the shares of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our

Non-Executive Chairman, may also be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan.
(2)	We exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Business — Options to Increase Interests in HZL and BALCO” for more information.

(3)	Sterlite Opportunities and Ventures Limited, or SOVL, has a call option to acquire from the Government of India a further 29.5% of HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees) which remains exercisable so long as the Government of India has not sold its remaining shares pursuant to a public offer. See “Business — Options to Increase Interests in HZL and BALCO” for more information.

The Offering

ADSs that we are offering and to be outstanding immediately after this offering	ADSs (including ADSs in the Japanese Public Offering described below).

Number of equity shares per ADS	One equity share, par value Rs. 2 per equity share.

Equity shares outstanding immediately prior to this offering	equity shares.

Equity shares to be outstanding immediately after this offering	equity shares.

The ADSs	Each ADS represents the right to receive one equity share. The ADSs will be issued and delivered by Citibank, N.A., as Depositary.

• The Depositary will be the holder of the equity shares underlying your ADSs and you will have rights as provided in the deposit agreement and, if applicable, in the ADRs.

• Subject to compliance with the relevant requirements set out herein and in the deposit agreement, you may surrender your ADSs to the Depositary and withdraw the equity shares underlying your ADSs.

• The Depositary will only deliver equity shares upon surrender of ADSs to the extent the number of equity shares at that time deposited with Citibank, N.A., Mumbai Branch, as Custodian, have been listed for trading on the Indian Stock Exchanges and dematerialized. The Depositary will process requests for withdrawal of the equity shares represented by ADSs surrendered to it on a first come, first served basis. We expect the equity shares to be represented by the ADSs offered hereby to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of this offering and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the Depositary of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges. We expect the equity shares to be represented by the ADSs issuable upon exercise of the over-allotment option to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of the over-allotment option and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the Depositary of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges.

• The Depositary will charge you fees for withdrawals and other transactions.

You should carefully read “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement and the form of the ADRs, which are exhibits to the registration statement filed with the US

Securities and Exchange Commission, or the Commission, on Form F-6 (Registration No. 333-139102) to register the ADSs.

The Japanese Public Offering	This offering is expected to include a public offering without listing in Japan, referred to herein as the Japanese Public Offering. ADSs representing equity shares have been allocated to the Japanese Public Offering. The completion of this ADS offering is not conditional upon the completion of the Japanese Public Offering.

Offering price	Pursuant to applicable Indian regulations, the offer price of the ADSs cannot be less than the average of the weekly high and low closing prices of our equity shares, as quoted on the NSE or BSE, whichever is higher, during the six-month and during the two-week periods immediately preceding November 11, 2006, the date 30 days prior to December 11, 2006, the date of the meeting at which our shareholders approved this offering. As a result, under these Indian regulations the offer price of our ADSs in this offering may not be less than Rs. 531.84 per share, or $13.20 per share assuming an exchange rate of Rs. 40.28 per US dollar, the noon buying rate for cable transfers from Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on May 25, 2007.

Subject to these restrictions, the price to the public per ADS will be determined by reference to the prevailing market prices of our equity shares in India after taking into account market conditions and other factors, and the price to the public per ADS will not be greater than 5% above the closing market price, nor less than 10% below the closing market price, of our equity shares on the NSE or the BSE (whichever has the higher average daily trading volume for the five business days preceding the day the price to the public per ADS is determined) on the day the price to the public per ADS is determined.

Over-allotment option	We have granted Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. International Limited and Citigroup Global Markets Inc., the representatives of the underwriters, or the Representatives, an option to purchase up to an additional ADSs from us to cover over-allotments in this offering at the initial public offering price less underwriting discounts and commissions. If the Representatives exercise this option in full, ADSs and equity shares would thereafter be outstanding. See “Underwriting.”

Use of proceeds	Our net proceeds from the sale of ADSs in this offering will total approximately $ million after deducting the underwriting discounts and commissions and estimated offering expenses which are payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital, for reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of our subsidiaries. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Payment and settlement	The ADSs are expected to be delivered against payment on , 2007. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Unless you elect to receive an ADR certificate evidencing your ADSs, in general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected through, records maintained by DTC and its direct and indirect participants.

Listing and trading	We will apply to have the ADSs listed on the New York Stock Exchange, or NYSE. Our outstanding equity shares are listed and traded in India on the NSE and the BSE. Our equity shares are also listed, though not currently traded, on the Calcutta Stock Exchange Association Limited, or the CSE. We have applied to have our equity securities delisted from the CSE, which application is currently pending.

We expect the equity shares to be represented by the ADSs offered hereby to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of this offering and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the Depositary of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges. We expect the equity shares to be represented by the ADSs issuable upon exercise of the over-allotment option to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of the over-allotment option and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the Depositary of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges.

Proposed NYSE symbol for the ADSs	“SLT”

Depositary for the ADSs	Citibank, N.A.

Lock-up	We, our principal shareholders, Twin Star, a wholly-owned subsidiary of Vedanta, and MALCO, an 80.0%-owned subsidiary of Vedanta, Vedanta and our directors and executive officers, have agreed not to offer, sell or contract to sell, directly or indirectly, or otherwise dispose of or hedge, or file or cause to be filed a registration statement in respect of, any of our equity shares or ADSs or securities convertible into or exchangeable for equity shares or ADSs or any similar securities held by such shareholder, officer or director at the time of this offering during the period commencing on the date of this prospectus and ending on the day after the date 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Restrictions on ADSs relating to the Indian Stock Exchanges	ADS holders may not surrender their ADSs to the Depositary for the purpose of withdrawing the deposited shares until we have confirmed to the Depositary that we have received confirmation from the Indian Stock Exchanges that the underlying equity shares have been listed for trading thereon and have therefore become listed shares and such equity shares have been dematerialized. We expect (i) to receive the confirmation from the Indian Stock Exchanges of the listing of the equity shares underlying the ADSs approximately 45 days after the closing of the ADS offering, or approximately 45 days after the closing of the over-allotment option for any ADSs that are sold as part of an exercise of the ADS offering over-allotment option and (ii) the equity shares underlying the ADSs to be dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the Depositary of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges. The Depositary will process applications for withdrawal of ADSs for cancellation on a first come, first served basis and only to the extent of the number of listed shares deposited at that time with the Custodian.

Summary Consolidated Financial Information
      The summary historical consolidated statements of operations data for fiscal 2005, 2006 and 2007, and the summary historical consolidated balance sheet data as of March 31, 2006 and 2007, have been derived from the audited consolidated financial statements appearing elsewhere in this prospectus. You should read this information together with the consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate results expected for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 43.10 per $1.00 in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

	Year Ended March 31,

	2005	2006	2007	2007

	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	Rs.66,643	Rs.122,791	Rs.241,246	$5,597.4
Other operating revenues	628	1,334	2,251	52.2

Total revenue	67,271	124,125	243,497	5,649.6
Cost of sales	(50,615)	(86,981)	(144,798)	(3,359.6)
Selling and distribution expenses	(1,428)	(2,117)	(3,444)	(79.9)
General and administration expenses	(2,370)	(2,596)	(2,633)	(61.1)
Other income/(expenses):
Gain on sale of real estate	—	—	986	22.9
Impairment of assets	(1,276)	—	—	—
Voluntary retirement scheme expenses	(186)	—	(97)	(2.3)
Guarantees, impairment of investments and loans	—	(1,300)	—	—

Operating income	11,396	31,131	93,511	2,169.6
Interest and dividend income	1,780	1,873	2,072	48.1
Interest expense	(1,962)	(3,238)	(4,329)	(100.4)
Net realized and unrealized investment gains	399	541	2,280	52.9

Income before income taxes, minority interests and equity in net (loss)/income of associate	11,613	30,307	93,534	2,170.2
Income taxes:
Current	(2,674)	(7,894)	(23,192)	(538.1)
Deferred	(831)	(1,111)	(1,967)	(45.6)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	8,108	21,302	68,375	1,586.5
Minority interests	(2,764)	(6,073)	(21,053)	(488.5)
Equity in net (loss)/income of associate, net of taxes	—	(99)	24	0.6

Net income from continuing operations	5,344	15,130	47,346	1,098.6
Discontinued operations:
Income from divested business, net of tax	222	369	86	2.0

Net income	Rs.5,566	Rs.15,499	Rs.47,432	$1,100.6

	Year Ended March 31,

	2005	2006	2007	2007

Basic earnings per share(1):
Income from continuing operations	Rs.11.74	Rs.27.35	Rs.84.78	$1.97
Income from discontinued operations	0.48	0.67	0.15	0.00

Basic earnings per share	Rs.12.22	Rs.28.02	Rs.84.93	$1.97

Diluted earnings per share(1):
Income from continuing operations	Rs.11.57	Rs.27.35	Rs.84.78	$1.97
Income from discontinued operations	0.48	0.67	0.15	0.00

Diluted earnings per share	Rs.12.05	Rs.28.02	Rs.84.93	$1.97

Weighted average number of equity shares used in computing earnings per share(1) :
Basic	455,343,743	553,216,634	558,494,411	558,494,411
Diluted	465,108,143	553,216,634	558,494,411	558,494,411

Note:

(1)	Earnings per share and weighted average number of equity shares used in computing earnings per share have been adjusted for the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.

	As of March 31,

	2006	2007	2007

	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	Rs.9,258	Rs.9,436	$218.9
Total assets(1)	167,539	225,881	5,240.9
Long-term debt, net of current portion	30,237	13,128	304.6
Short-term and current portion of long-term debt	4,390	8,353	193.8
Total shareholders’ equity(1)	53,498	96,960	2,249.7

Note:

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity by $ million.

RISK FACTORS
      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this prospectus. You should consider the following risk factors carefully in evaluating us and our business before investing in our ADSs. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our ADSs could decline and you may lose all or part of your investment.
Risks Relating to Our Business

Our copper and aluminum businesses depend upon third party suppliers for a substantial portion of their copper concentrate and alumina requirements, and their profitability and operating margins depend upon the market prices for those raw materials.
      Our copper and aluminum businesses source a majority of their copper concentrate and alumina requirements from third parties. As a result, profitability and operating margins of our copper and aluminum businesses depend upon our ability to obtain the required copper concentrate and alumina at prices that are low relative to the market prices of the copper and aluminum products that we sell.
      We purchase copper concentrate at The London Metal Exchange Limited, or LME, price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. We attempt to hedge against such risks, but are still exposed to timing and quantity mismatches. In addition, some of our long-term copper concentrate supply agreements provide for a TcRc that is a percentage of the prevailing LME price, and hence would fluctuate with the LME price, or provide our third party supplier with price participation terms linked to LME prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Metal Prices and Copper TcRc.”
      We purchase alumina from third party suppliers through short-term contracts and on the spot market. The market price for alumina has historically fluctuated independently and significantly from the market price of aluminum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Metal Prices and Copper TcRc — Zinc and Aluminum.”
      Both the market prices of the copper concentrate and alumina that we purchase and the market prices of the copper and aluminum metals that we sell have experienced volatility in the past, and any increases in the market prices of those raw materials relative to the market prices of the metals that we sell would adversely affect the profitability and operating margins of our copper and aluminum businesses, which could have a material and adverse effect on our results of operations and financial condition.

Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.
      We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:

•	Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminum smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, power interruptions caused BALCO to partially suspend operations at its new 245,000 tpa aluminum smelter at Korba in May 2006, and as a result of this interruption the smelter did not become fully operational again until November 2006. The loss from this interruption includes lost production, repair costs and other expenses.

•	Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminum business, which has high energy consumption due to the energy-intensive nature of aluminum smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India and its subsidiaries. Starting April 1, 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, including BALCO, except utilities, forcing BALCO to utilize higher-priced imported coal and increasing power generation costs.

•	Availability of water. The mining operations of our zinc and aluminum businesses and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited, or NTPC, regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to NTPC premises. An unfavorable resolution to this dispute may significantly increase BALCO’s costs of obtaining water for that power plant.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our operations and operating results.

•	Accidents at mines, smelters, refineries, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, smelters, refineries, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit, collapses of the open-pit wall and operation of large open-pit mining and rock transportation equipment. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence and underground drilling, blasting and removal and processing of ore. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. We are required by law to compensate employees for work-related injuries. Failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

•	Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India. We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with trade unions may not be renewed on terms favorable to us, or at all. The current wage settlement agreements entered into by HZL and BALCO with their respective unions will be up for renewal on July 1, 2007 and on April 1, 2009, respectively. Other work stoppages or other labor-related developments, including the introduction of new labor regulations in India or Australia, may occur in the future.
      The occurrence of any one or more of these conditions or events could have a material adverse effect on our results of operations and financial condition.

We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operations at that mine could have a material adverse effect on our results of operations and financial condition.
      Our Rampura Agucha zinc mine produced 90.2% of the total mined metal in zinc concentrate that we produced in fiscal 2007 and constituted 77.8% of our proven and probable zinc reserves as of March 31, 2006. Our zinc business provided 67.3% of our operating income in fiscal 2007. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine, and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.

If we are unable to secure additional reserves of copper, zinc and bauxite that can be mined at competitive costs or cannot mine existing reserves at competitive costs, our profitability and operating margins could decline.
      If our existing copper, zinc and bauxite reserves cannot be mined at competitive costs or if we cannot secure additional reserves that can be mined at competitive costs, we may become more dependent upon third parties for copper concentrate, zinc concentrate and alumina. Because our mineral reserves decline as we mine the ore, our future profitability and operating margins depend upon our ability to access mineral reserves that have geological characteristics enabling mining at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being mined at costs comparable to the existing or exhausted mines.
      We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Because the value of reserves is calculated based on that part of our mineral deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices of the metals may result in a reduction in the value of any mineral reserves that we do obtain as less of the mineral deposits contained therein would be economically exploitable at the lower prices. Exhaustion of reserves at particular mines may also have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Further, with depletion of reserves, we will face higher unit extraction costs per mine.
      Our ability to obtain additional reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other copper, zinc and aluminum companies, lack of suitable acquisition candidates, government regulatory and licensing restrictions, difficulties in obtaining mining leases and surface rights or the inability to acquire such properties on commercially reasonable terms, or at all. To increase production from our existing bauxite and lead-zinc mines, we must apply for governmental approvals, which we may not be able to obtain in a timely manner, or at all.

Our business requires substantial capital expenditures and the dedication of management and other resources to maintain ongoing operations and to grow our business through projects, expansions and acquisitions, which projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition and results of operations.
      Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Future debt financing, if available, may result in increased finance charges, increased financial leverage, decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.
      In light of this, our planned and any proposed future expansions and projects may be materially and adversely affected if we are unable to obtain funding for such capital expenditures on satisfactory terms, or at all, including as a result of any of our existing facilities becoming repayable before its due date. In addition, there can be no assurance that our planned or any proposed future expansions and projects will be completed on time or within budget, which may adversely affect our cash flow. These projects include:

•	HZL’s investment of approximately Rs. 12,930 million ($300.0 million) to build a new 170,000 tpa zinc smelter and associated captive power plant through a brownfield expansion at its Chanderiya facility; and

•	HZL’s planned investment of Rs. 7,770 million ($180.3 million) at its Chanderiya and Debari zinc smelters to increase its total zinc smelting production capacity by 88,000 tpa and to construct a new 80 MW thermal coal-based captive power plant at its Zawar mine and add additional mining equipment at its Rampura Agucha mine.

      Cost overruns and delays. Our current and future projects may be significantly delayed by failure to receive regulatory approvals or renewal of approvals, failure to obtain sufficient funding, technical difficulties due to human resource, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. Our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.
      Demands on management. Our efforts to continue our growth will place significant demands on our management and other resources and we will be required to continue to improve operational, financial and other internal controls, both in India and elsewhere. Our ability to maintain and grow our existing business and integrate new businesses will depend on our ability to maintain the necessary management resources and on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are in particular dependent to a large degree on the continued service and performance of our senior management team and other key team members in our business units. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution in the services of members of our senior management or other key team members, or our failure otherwise to maintain the necessary management and other resources to maintain and grow our business, could have a material adverse effect on our results of operations, financial condition and prospects.

      Acquisition risks. As part of our growth strategy, we intend to continue to pursue acquisitions to expand our business. There can be no assurance that we will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments or that any business acquired will be profitable. If we attempt to acquire non-Indian companies, we may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the Reserve Bank of India, or the RBI, which we may not be able to obtain. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on our business, results of operations or financial condition.

If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, which would have a material adverse effect on our ability to compete, results of operations, financial condition and prospects.
      Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. However, newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks as to whether the newer technologies and equipment will reduce our cost of production sufficiently to justify the capital expenditures to obtain them. Any failure to make sufficient or the right investments in newer technologies and equipment or in integrating such newer technologies and equipment into our operations could have a material adverse effect on our ability to compete and our financial condition, results of operations and prospects.

We intend to develop a commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses.
      In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. We are investing approximately Rs. 81,890 million ($1,900.0 million) to build the first phase, totaling 2,400 MW (comprising four units of 600 MW each), of a thermal coal-based power facility. The project is being pursued by our wholly-owned subsidiary Sterlite Energy and is expected to be completed in 2010. See “Business — Our Future Commercial Power Generation Business — Our Plans for Commercial Power Generation.”
      In addition, on October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, or CSEB, under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,160.1 million) to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh.
      The entry by BALCO into the commercial power generation business will require board and shareholder approval, including the specific consent of the Government of India and the consents of lenders, and require BALCO to amend its memorandum of association. There can be no assurance that any such approval will be obtained, on satisfactory terms or at all.
      In addition, HZL’s board of directors has recently approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($371.2 million).

      Although we have some experience building and managing captive power plants to provide a significant percentage of the power requirements of our copper, zinc and aluminum businesses and in March 2007 commissioned our first wind power plant, we have limited experience building, operating and managing wind power plants and competing in the commercial power generation business. In addition to the significant capital investment, our management’s focus will also be directed towards this new business.
      In particular, our proposed commercial power generation business involves various risks, such as:

•	We may face many uncertainties, including regulatory requirements and restrictions which may change by the time our planned power facility is completed. These may include a change in the tariff policy, which may have an adverse impact on our revenues and reduce our margins. We may also face delays in the development of our power plants and any coal mines we may seek to develop, as other coal and power companies in India and Southeast Asia recently have, as a result of protests or other obstructive or delaying activities by displaced persons and others who may oppose such developments.

•	We must obtain the consent of certain of our lenders to commence a new business, and there can be no assurance that we will obtain such consents.

•	We will be dependent upon third parties for the construction, delivery and commissioning of the power facilities, the supply and testing of equipment and transmission and distribution of any power we produce.

•	We do not have our own coal mines, and given recent shortages in coal supplies in India, we may also not be successful at procuring an adequate supply of coal at sufficiently attractive prices, or at all, for our power plant to operate and generate a return on our investment.

•	The commercial power generation business is highly competitive and we will be competing with established commercial power generation companies, including NTPC, Tata Power Limited and Reliance Energy Limited, with significant resources and many years of experience in the commercial power generation business. Our parent company, Vedanta, has also announced plans to enter the commercial power generation business and we may compete with them.
      There can be no assurance that we will recover our investment in this new business, that we will realize a profit from this new business or that diverting our management’s attention to this new business will not have a material adverse effect on our existing copper, zinc and aluminum businesses, any of which results may have a material adverse effect on our results of operations, financial condition and prospects.

If any power facilities we build and operate as part of our future commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenues may be adversely affected.
      Operating power plants involves many operational risks, including the breakdown or failure of generation equipment or other equipment or processes, labor disputes, fuel interruption and operating performance below expected levels. However, the power purchase agreements and other agreements we may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations. In addition to the performance requirements specified in our power purchase and other agreements, national and state regulatory bodies and other statutory and government mandated authorities may from time to time impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties.

The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.
      It has been reported in the media that the Government of India is considering asserting that our subsidiary, SOVL, has breached a covenant under the shareholders’ agreement between the Government of India and SOVL with respect to HZL. Under the terms of the shareholders’ agreement, SOVL agreed that it would take all steps to ensure that HZL would implement a 100,000 tpa greenfield zinc smelter plant at Kapasan, Chittorgarh District, State of Rajasthan, or the Kapasan Project, within a period of five years from April 11, 2002. The shareholders’ agreement further provided that if SOVL, within a period of one year from April 11, 2002, reviewed the feasibility of the Kapasan Project and determined that the Kapasan Project was not in the best economic interests of HZL, which determination was required to be supported by the report of an independent expert, and the board of directors of HZL, in the exercise of such board’s good faith and reasonable judgment, confirmed that in light of the then existing circumstances it was not in the best economic interest of HZL to implement the Kapasan Project, then SOVL would not be obligated to ensure that HZL implement the Kapasan Project.
      By a letter dated April 4, 2003, the managing director of HZL notified the Government of India that the board of directors of HZL had reviewed its expansion plans and had approved a brownfield expansion of its smelting capacity at Chanderiya by setting up a new 170,000 tpa zinc smelter. Furthermore, the April 4, 2003 letter informed the Government of India that the Kapasan Project would not be undertaken and that considering the very significant cost advantage of undertaking the brownfield expansion at Chanderiya as compared to the Kapasan Project, the report of an independent expert may not be required. Although the expansion at Chanderiya was reviewed and approved by the HZL board of directors at their meetings held on January 24, 2003, April 16, 2003 and April 25, 2003, the minutes of the HZL board meetings did not reflect that a review of the feasibility of the Kapasan Project had occurred within a period of one year from April 11, 2002, that the board had, in its good faith and reasonable judgment, confirmed that the Kapasan Project was not in the best economic interests of HZL, or that the report of an independent expert would not be obtained. Over two years later, in a letter dated November 10, 2005, the Government of India responded to the letter sent by HZL on April 4, 2003 and requested that HZL provide it with a copy of the report of the independent expert on the basis of which SOVL concluded that the Kapasan Project was not in the best economic interest of HZL. The Government of India also requested a copy of the minutes of the meeting of the HZL board of directors related to the decision not to pursue the Kapasan Project. In a letter dated December 1, 2005, the Government of India repeated its request for the documentation specified in its November 10, 2005 letter to HZL. HZL responded to the Government of India in a letter dated December 7, 2005 and provided extracts of the minutes of the HZL board of directors meeting held on January 24, 2003, April 16, 2003 and April 25, 2003, related to the review and approval of the brownfield expansion at Chanderiya. HZL did not obtain a report of an independent expert related to the Kapasan Project, and accordingly did not provide such a report to the Government of India. Since December 7, 2005, we have not received any further communication from the Government of India in relation to the Kapasan Project or a notice asserting that SOVL has breached the covenant under the provisions of the shareholders’ agreement between the Government of India and SOVL with respect to HZL.
      If the Government claims that SOVL has breached the covenant related to the Kapasan Project under the shareholders’ agreement between the Government of India and SOVL resulting in litigation, and it was determined that SOVL had breached such covenant triggering an event of default, the Government of India, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days of the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the Government of India to SOVL at a price equivalent to 150% of the market value of such shares, or purchase any or all of the shares of HZL held by SOVL at a price equivalent to 50% of the market value of such shares. Based solely on the market price of HZL’s shares on the BSE on May 25, 2007 of Rs. 656.85 ($16.31) per share, if the Government of India were determined to have, and were to exercise, a right to sell all of its 124,795,059 shares of HZL at a price equivalent to 150% of their market value, we would be required to pay Rs. 122,958 million ($3,052.6 million) for those shares, and if the Government of India were determined to have, and were to exercise, a right to purchase all of the 274,315,431 shares of HZL held by SOVL at a price equivalent to 50% of their market value, we would receive Rs. 90,092 million ($2,236.6 million) for those shares.
      If the Government of India were to assert that an event of default occurred and seek to exercise a put or call right with respect to shares of HZL, we may face expensive and time-consuming litigation over the matter, uncertainty as to the future of our zinc business, an inability to use the proceeds of this offering towards the exercise of our call option to acquire the Government of India’s remaining 29.5% ownership interest in HZL and the possibility of serious financial harm if we were unsuccessful in litigation, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged.
      A public interest litigation was filed in 2003 against the Government of India, HZL, SOVL and others, challenging the Government of India’s divestment of 64.9% of HZL to us. This public interest litigation proceeds on the same grounds as a decision of the Supreme Court of India, which held that the Government of India may not divest its shares in companies in which assets have been vested pursuant to an Act of Parliament without first repealing or amending the applicable Act of Parliament.
      The Supreme Court of India has directed that all pending challenges to divestments of government-owned companies be heard together by a larger bench of the Supreme Court of India. No date has been set for such a hearing.
      There can be no assurance that we will successfully defend the challenge to the Government of India’s divestment of shares in HZL or that a challenge will not be made to any future divestment of shares in HZL by the Government of India. In addition, there can be no assurance that the Government of India will not undertake a public offer of its shares, which it has the right to do, and complete the public offer prior to the exercise of our call option. Even if we seek to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, there can be no assurance that such an acquisition by us will not be challenged, including a challenge on the grounds of our existing litigation with respect to the Government of India’s prior divestments of HZL to us or a challenge on the same grounds as those raised in respect of our exercise of the BALCO call option discussed below. Any adverse ruling may undermine our ownership and control of HZL or preclude or delay us from exercising our option to increase our ownership interest in HZL, either of which outcomes would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition. See “Business — Options to Increase Interests in HZL and BALCO.”

The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
      Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. We have sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. However, the court directed on August 7, 2006 that the parties attempt to settle the dispute by way of amicable negotiation and conciliation. As negotiations for an amicable resolution were unsuccessful, on May 17, 2007 we filed a petition requesting that the court appoint an arbitrator as provided for under the terms of the shareholders’ agreement. The court has ordered that the next hearing shall occur on July 10, 2007. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Business — Options to Increase Interests in HZL and BALCO.”
      There is no assurance that the outcome of the negotiations will be favorable to us. In the event of an unfavorable outcome, we may be unable to purchase the Government of India’s remaining 49.0% stake in BALCO or may be required to pay a higher purchase price, which may adversely affect our operational flexibility, results of operations and prospects.

Appeal proceedings in the High Court of Bombay have been brought by the Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.
      In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had directly or indirectly engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. A hearing date has not been fixed.
      SEBI’s order was based on its finding that we had manipulated the price of our shares in connection with our proposed acquisition of shares in the Indian Aluminium Company Limited, or INDAL, and our proposed open offer to the shareholders of INDAL in 1998. SEBI also alleged that MALCO, our associate company, provided funds to an entity we allegedly controlled to enable its associate to purchase our shares, as part of a connected price manipulation exercise.
      In the event the High Court of Bombay decides the above matters unfavorably against us, we may be prohibited from accessing the capital markets for a period of two years and may become liable to pay penalties. Further, certain of our key officers and directors may be imprisoned, which would have an adverse effect on our business and operations.
      In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our Non-Executive Chairman, Mr. Anil Agarwal, our Director, Mr. Tarun Jain, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The matter is pending at the stage of final arguments. The next date of hearing has not yet been notified. If we and the individuals named in the criminal proceedings do not prevail before the High Court of Bombay, our business and operations may be materially adversely affected.

We are involved in a number of litigation matters, both civil and criminal in nature, and any final judgments against us could have a material adverse effect on our business, results of operations, financial condition and prospects.
      We are involved in a variety of litigation matters, including matters relating to alleged violations of environmental and tax laws and alleged price manipulation of our equity shares on the Indian Stock Exchanges. A final judgment against us or our directors in one or more of these disputes may result in damages being awarded that we must pay or injunctions against us, or criminal proceedings being instituted against us or our directors, which may require us to cease or limit certain of our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. For a detailed discussion of material litigation matters pending against us, see “Business — Litigation.”

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on our properties or result in significant unanticipated costs.
      Our ability to mine the land on which we have been granted mining lease rights is dependent on the surface rights that we acquire separately and subsequently to the grant of mining lease rights and generally over only part of the land leased. Additional surface rights may be negotiated separately with landowners, though there is no guarantee that these rights will be granted. Although we expect to be able to continue to obtain additional surface rights in the future in the ordinary course, any delay in obtaining or inability to obtain surface rights could negatively affect our financial condition and results of operations.
      A significant part of our mining operations are carried out on leasehold properties. Our right to mine some of our reserves may be materially and adversely affected if defects in title or boundary disputes exist or if a lease expires and is not renewed or if a lease is terminated due to our failure to comply with its conditions. For example, as a result of pending litigation, we and Vedanta Alumina are not in compliance with certain conditions of the leases granted to us by the Orissa Infrastructure Development Corporation, or OIDC, in respect of certain of our lands at Lanjigarh. These conditions require us and Vedanta Alumina to commence operations within a specified period of taking possession of the land, which we have not complied with though an extension of the terms of the leases has been applied for. See “Business — Litigation.” Any challenge to our title or leasehold interests could delay our mining operations and could ultimately result in the loss of some or all of our interests. Also, in any such case, the investigation and resolution of title issues would divert management’s time from our business and our results of operations could be adversely affected. Further, if we mine on property that we do not own or lease, we could incur liability for such mining.
      We can also be subject to claims challenging our title to our non-mine properties. For example, BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba facility. See “Business — Litigation.”

Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.
      Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in India and Australia. Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities in India for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge. Our business, financial condition, results of operations and prospects may be materially and adversely affected by any of a number of significant legal and regulatory matters to which we are subject. See “Business — Litigation” and “Business — Regulatory Matters.”
      The costs, liabilities and requirements associated with complying with existing and future laws and regulations may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. For example, a gas leak at HZL’s sulphuric acid plant in Chanderiya caused the Rajasthan State Pollution Control Board to shut down the entire plant for a period of 12 days in November 2005. Environmental regulations may also subject us to substantial costs and liabilities for the closure of our mines and other facilities.
      New legislation or regulations may be adopted in the future that may materially and adversely affect our operations, our cost structure or our customers’ ability to use our products. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require us or our customers to change operations significantly or incur increased costs, which could have a material adverse effect on our results of operations or financial condition.

Any increase in competition in our target markets could result in lower prices or sales volumes of the copper, zinc and aluminum products we produce, which may cause our profitability to suffer.
      There is substantial competition in the copper, zinc and aluminum industries, both in India and internationally, and we expect this to continue. Our competitors in the copper, zinc and aluminum markets outside India include major international producers. Certain of these international producers have significantly larger scale of operations, greater financial resources and manufacturing and technological capabilities, more established and larger marketing and sales organizations and larger technical staffs than we do.
      In the Indian copper market, we compete primarily against Hindalco Industries Limited, or Hindalco, Hindustan Copper Limited, or Hindustan Copper, and imports. In the Indian zinc market, we compete primarily against imports. In the Indian aluminum market, we compete primarily against National Aluminium Company Limited, or NALCO, Hindalco, MALCO, a subsidiary of Vedanta, and imports. Many of our competitors are also expanding their production capacities. If domestic demand is not sufficient to absorb these increases in capacity, our competitors could reduce their prices, which may force us to do the same or cause us to lose market share or sell our products in overseas markets at lower prices.
      The end-user markets for our metal products are highly competitive. Copper competes with a number of other materials, including aluminum and plastics. Zinc metal faces competition as a result of substitution of materials, including aluminum, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market. Aluminum competes with materials such as plastic, steel, iron, glass and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for copper, zinc and aluminum. The willingness of customers to accept substitutes could have a material adverse effect on our business, results of operations and prospects.

Our insurance coverage may prove inadequate to satisfy future claims against us.
      We maintain insurance which we believe is typical in our industry in India and Australia and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage, and we do not have business interruption insurance. In addition, our insurance policies may not continue to be available at economically acceptable premiums, or at all. As a result, our insurance coverage may not cover the extent of any claims against us, including for environmental or industrial accidents or pollution. See “Business — Insurance.”

Third party interests in our subsidiary companies and restrictions due to stock exchange listings of our subsidiary companies will restrict our ability to deal freely with our subsidiaries, which may have a material adverse effect on our operations.
      We do not wholly own all of our operating subsidiaries. Although we have management control of HZL and BALCO, and we intend to increase our ownership interests in both, each of these companies has other shareholders who, in some cases, hold substantial interests in them. The minority interests in our subsidiaries and the listing of HZL on the NSE and BSE may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries or reorganize the structure of our business in a tax effective manner. For example, the Government of India, which is a minority shareholder in each of HZL and BALCO, has entered into shareholders’ agreements for HZL and BALCO and it is a term of the shareholders’ agreements that HZL and BALCO may not grant loans to companies which are under the same management as HZL or BALCO, as the case may be, without the prior consent of the Government of India. In addition, the Government of India has the right to appoint directors and has veto power over certain management decisions. These restrictions on our ability to deal freely with our subsidiaries caused by the minority interests may have a material adverse effect on our results of operations or financial condition as our ability to move funds among the different parts of our business will be restricted and we will be unable to access cash held in HZL or BALCO except through dividend payments by HZL and BALCO which would be payable to all shareholders. This will limit our ability to make payments of interest and principal in respect of financial liabilities and obligations which we have undertaken on behalf of our consolidated group of companies. Further, pursuant to the requirements for the continued listing of the shares of HZL on the NSE and BSE, in the event we exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, we would have to either divest a portion of our shareholding in HZL within a period of one year from the acquisition such that the minimum public shareholding requirement of 10% is complied with or delist HZL’s shares from the NSE and BSE by making an offer to purchase the equity shares held by the remaining HZL’s shareholders at a price determined by way of a reverse book-build process, which could adversely impact our financial condition and results of operations. See “Business — Options to Increase Interests in HZL and BALCO.”

We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes may be limited by the minimum alternative tax.
      We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Debari benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings through fiscal 2013. The captive power plants in our copper business benefit from tax exemptions on the profits generated from transfers of power to the smelter which are expected to generate savings through fiscal 2014. One of our two copper refineries also enjoys tax benefits on profits generated through fiscal 2008. These tax incentives resulted in a decrease in our effective tax rate compared to the tax rate that we estimate would have applied if these incentives had not been available. Our copper refinery and copper rod plant at Tuticorin have also been awarded the status of export oriented units, under which we are eligible for tax exemptions on raw materials and capital goods procured and finished goods sold until June 1, 2011. There can be no assurance that these tax holidays or exemptions will be renewed when they expire or that any applications we make for new tax holidays or exemptions will be successful. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.
      In addition, we are subject to a minimum alternative tax which sets a minimum amount of tax we must pay each year based on our profits. The effective minimum alternative tax rate is 11.3% as of the date of this prospectus. The minimum alternative tax may prevent us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

Shortage of skilled labor in the metals and mining industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations.
      Mining and metal refining, smelting and fabrication operations require a skilled and experienced labor force. If we experience a shortage of skilled and experienced labor, our labor productivity could decrease and costs could increase, our operations may be interrupted or we may be unable to maintain our current production or increase our production as otherwise planned, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Risks Relating to Our Industry

The recent increases in commodity prices and the copper TcRc may not be sustainable.
      Our recent high levels of profitability and high operating margins are in large part due to the increase in international copper, zinc and aluminum commodity prices to historical highs. In addition, there has been an increase in the market rate of the TcRc for copper smelting and refining, which has contributed to our recent increases in profitability and operating margins, though the copper TcRc has decreased since early 2007. There can be no assurance that such international commodity prices or the copper TcRc will continue to increase, or that they will not decline, and thus our recent growth and profitability may not be indicative of our future results. Our profitability and operating margins depend on the level of international commodity prices and the market TcRc rate for copper relative to our overall costs of production, including the costs of raw materials. Any material decline in the prices we receive without a corresponding decrease in our cost of production could adversely affect our results of operations and financial condition and reduce the value of our reserves.

Commodity prices and the copper TcRc may be volatile.
      Historically, the international commodity prices for copper, zinc and aluminum and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminum metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.

Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.
      The ore reserves stated in this prospectus are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2006, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this prospectus. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

Changes in tariffs, royalties, customs duties and government assistance may reduce our domestic premium, which would adversely affect our profitability and results of operations.
      Copper, zinc and aluminum are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals.
      Between March 2002 and January 2007, customs duties on imported copper, zinc and aluminum decreased from 35.0% to 5.0%. In January 2004, the special additional duty, or SAD, of 4% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce customs duties further in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.
      We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore mined and 5.0% of the LME lead metal price payable on the lead metal contained in the ore mined. The royalties we pay are subject to change. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Any upward revision to the royalty rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Business — Litigation — Royalty Demands against HZL.”
      Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been reduced since 2002. These export assistance premiums have been reduced in recent years and may be further reduced in the future. Any reduction in these premiums will decrease the revenue we receive from export sales and may have a material adverse effect on our results of operations or financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Government Policy.”
Risks Relating to Our Relationship with Vedanta

We are controlled by Vedanta and your ability to influence matters requiring shareholder approval will be extremely limited.
      Immediately upon the completion of this offering, we will continue to be a majority-owned and controlled subsidiary of Vedanta. Vedanta is in turn 53.6%-owned by Volcan. Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into an agreement with Vedanta which seeks to regulate the ongoing relationship between them so that Vedanta is able to carry on its business independently of Volcan and the Agarwal family. See “Certain Relationships and Related Transactions.” However, we cannot assure you that the agreement among Vedanta, Volcan and the Agarwal family will be effective at insulating Vedanta, and in turn us, from being influenced or controlled by Volcan and the Agarwal family, which influence or control could have a material adverse effect on the holders of the ADSs and other holders of our equity shares.
      As long as Vedanta, through its subsidiaries, owns a majority of our outstanding equity shares, Vedanta will have the ability to control or influence significant matters requiring board approval and to take shareholder action without the vote of any other shareholder, and the investors in this offering will not be able to affect the outcome of any shareholder vote. Vedanta will have the ability to control all matters affecting us.
      In the event Vedanta ceases to be our majority shareholder, we will be required to immediately repay all of the amounts outstanding under our loan agreements, which was Rs. 21,481 million ($498.4 million) as of March 31, 2007.
      Vedanta’s voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your ADSs over the then-current market price. Subject to the lock-up agreements of Twin Star and MALCO described elsewhere in this prospectus, Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. Accordingly, your ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.

Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
      Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, Vedanta owns 51.0% of Konkola Copper Mines plc, or KCM, an integrated copper producer in Zambia, 80.0% of MALCO, an aluminum metals and mining company in India with which we compete, and 70.5% of Vedanta Alumina, which is seeking to develop an alumina refining and aluminum smelting business. As Vedanta controls KCM, MALCO, Vedanta Alumina and us, it determines the allocation of business opportunities between KCM, MALCO, Vedanta Alumina and us, as well as the strategies and actions of KCM, MALCO, Vedanta Alumina and us. Vedanta may determine to have KCM, MALCO, Vedanta Alumina or another of its subsidiaries, instead of us, pursue business opportunities in the copper, zinc, aluminum or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees and a put option as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees and put option in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.
      We have issued several guarantees and a put option in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees and a put option issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees and put option cover obligations aggregating Rs. 13,727 million ($318.5 million) as of March 31, 2007, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Guarantees and Put Option.”

Any disputes that arise between us and Vedanta or other companies in the Vedanta group could harm our business operations.
      Disputes may arise between Vedanta or other companies in the Vedanta group and us in a number of areas, including:

•	intercompany agreements setting forth services and prices for services between us and Vedanta or other companies in the Vedanta group;

•	business combinations involving us;

•	sales or distributions by Vedanta of all or any portion of its ownership interest in us; or

•	business opportunities that may be attractive to us and Vedanta, or other companies in the Vedanta group.
      We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

      Our agreements with Vedanta and other companies in the Vedanta group may be amended upon agreement between the parties. As we are controlled by Vedanta, Vedanta may require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Vedanta shares, options to acquire Vedanta shares and positions with Vedanta.
      Some of our directors and executive officers own Vedanta shares and options to purchase Vedanta shares, and will continue to have such interests in Vedanta after the completion of this offering, including through their continued participation in the Vedanta Long-Term Incentive Plan 2003, or the Vedanta LTIP. In addition, some of our directors and executive officers are directors or executive officers of Vedanta and will continue to hold such positions after the completion of this offering. Ownership of Vedanta shares and options to purchase Vedanta shares and the presence of an executive officer of Vedanta on our board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.
      In addition, we are a party to a shared services agreement with Vedanta and certain other subsidiaries of Vedanta under which our management’s time and services are shared between the Vedanta group and us. As a result, our management, including our senior management, is not solely focused on our business and may be distracted by, or have conflicts as a result of, the demands of Vedanta or other businesses within the Vedanta group, which may materially and adversely affect our business, results of operations and financial condition. For more information on the shared services agreement, see “Certain Relationships and Related Transactions — Related Transactions.”
Risks Relating to Investments in Indian Companies and International Operations Generally

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
      We are incorporated in India. Our primary operating subsidiaries, HZL and BALCO, as well as our associate company, Vedanta Alumina, are also incorporated in India. A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.
      The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments for more than a decade. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, government corruption scandals and protests against privatizations, which have occurred in the past, could slow the pace of liberalization and deregulation. For example, the present government changed the government’s policy on divestments and stated a new divestment policy that profit-making public sector companies will generally not be privatized, and all privatization will be considered on a transparent and consultative case-by-case basis. Given the change in government policy on divestments, there can be no assurance that any of the proposed privatizations in which we have registered expressions of interest will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector are introduced or if existing restrictions are increased.

As the domestic Indian market constitutes the major source of our revenue, a downturn in the rate of economic growth in India will be detrimental to our results of operations.
      In fiscal 2007, approximately 47.3% of our net sales were derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy has grown significantly over the past few years. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, such economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc and aluminum sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on our financial condition and results of operations.

Terrorist attacks and other acts of violence involving India or other neighboring countries could adversely affect our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products, which would have a material adverse effect on our business, results of operations, financial condition and cash flows.
      Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, any deterioration in international relations may result in investor concern regarding regional stability which could adversely affect the price of our equity shares and ADSs.
      South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, especially between India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/ Pakistan border. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India/ Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a substantial part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenues could decline.
      Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years. In December 2004, Southeast Asia, including the eastern coast of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the Government of India or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities.

Currency fluctuations among the Indian Rupee, the Australian dollar and the US dollar could have a material adverse effect on our results of operations.
      Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars. In addition, in fiscal 2007, approximately 52.7% of our net sales were derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar, and between the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or the Indian Rupee or Australian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging most of our near-term exposures. Typically, all of our exposures with a maturity of less than two years are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.

If financial instability occurs in other countries, particularly emerging market countries in Asia, our business could be disrupted and the price of our ADSs could go down.
      The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may occur again and could have a material adverse effect on our business, our financial performance and the price of our equity shares and ADSs.

If India’s inflation worsens or the prices of oil or other raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
      In 2006, India’s wholesale price inflation suggested an increasing inflation trend compared to recent years. Recently, international prices of crude oil have risen to historical highs, increasing transportation costs. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coal in particular, could cause our costs for raw material inputs required for production of our products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.

Stringent labor laws in India may adversely affect our profitability.
      India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. This makes it difficult for us to maintain flexible human resource policies, discharge employees or downsize, which may adversely affect our business and profitability.

As a foreign private issuer and a “controlled company” within the meaning of the NYSE rules, we are subject to different NYSE rules than non-controlled domestic US issuers. Consequently, the corporate governance standards which we are required to adhere to are different than those applicable to such companies, which may limit the information available to, and the shareholder rights of, holders of our ADSs.
      We qualify as a “controlled company” within the meaning of the NYSE rules as Vedanta will have effective control of a majority of our equity shares after the completion of this offering. This will allow Vedanta to, among other things, control the composition of our board of directors and direct our management and policies.
      As a foreign private issuer and a “controlled company,” we are exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic non-controlled US issuers, you may not have the same protections afforded under the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the Agarwal family’s significant ownership interest of us as a result of their majority ownership of Vedanta’s majority shareholder, Volcan, could adversely affect investors’ perceptions of our corporate governance. For a summary of the differences between the corporate governance standards applicable to us as a listed company in India and as a foreign private issuer and “controlled company” in the United States and such standards applicable to a domestic non-controlled US issuer, see “Comparison of Corporate Governance Standards.”

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as us.
      We are incorporated in India and investors should be aware that there are certain differences in the shareholder rights and protections between the laws of India and the United States. There are also certain differences in the corporate governance standards for a domestic US issuer and those applicable to a foreign private issuer such as us. See “Comparison of Shareholders’ Rights.”
      In addition, there may be less information available about companies listed on Indian securities markets than companies listed on securities markets in other countries as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to some more developed economies.
      SEBI and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States. Similarly, our disclosure obligations under the rules of the Indian Stock Exchanges on which our equity shares are listed may be less than the disclosure obligations of public companies on the NYSE.
Risks Relating to the ADS Offering and Our ADSs

There has been no public market for our ADSs prior to this offering, and the offering price of the ADSs may not be indicative of the value of the ADSs in the future. We cannot assure you that an active trading market or a specific ADS price will be established, and restrictions on a holder’s ability to re-deposit equity shares with the depositary could adversely affect the price of our ADSs.
      Before the ADS offering, there has been no public trading market for our ADSs. An active trading market for our ADSs may not develop or be sustained after the ADS offering, which would adversely affect the liquidity and market price of our ADSs. ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, provided that the underlying shares are listed on the

Indian Stock Exchanges and dematerialized. Under current Indian law, subject to certain limited exceptions, equity shares so acquired may not be eligible for redeposit with the depositary. Therefore, the number of outstanding ADSs will in all likelihood decrease to the extent that equity shares are withdrawn from the depositary, which may adversely affect the market price and the liquidity of your ADSs. The initial public offering price per ADS will be determined by negotiation between us and the Representatives, with reference to the trading price of our equity shares on the Indian Stock Exchanges, and may not be indicative of the market price of our ADSs after our initial public offering. We cannot assure you that you will be able to resell your ADSs at or above the initial public offering price.

Because the initial public offering price per ADS is substantially higher than our book value per ADS, purchasers in the ADS offering will immediately experience a substantial dilution in net tangible book value.
      Purchasers of our ADSs will experience immediate and substantial dilution in net tangible book value per ADS from the initial public offering price per ADS. After giving effect to the sale of ADSs offered by this prospectus at an assumed public offering price of $          per ADS, based on the closing price of our shares on the BSE on                     , 2007 and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us in the ADS offering, our net tangible book value as of                     , 2007 would have been approximately $                      million, or $                      per ADS. This represents an immediate dilution in net tangible book value of $           per ADS to investors in the ADS offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

Substantial future sales of our equity shares or ADSs in the public market, or the perception of such sales, could cause the market price of our ADSs to fall.
      If our existing shareholders sell a substantial number of our equity shares in the open market, or if there is a perception that such sale or distribution could occur, the market price of our equity shares and ADSs could be adversely affected. While we, our principal shareholders, Twin Star and MALCO, Vedanta and our directors and executive officers have agreed not to offer, sell, or contract to sell, directly or indirectly, or otherwise dispose of or hedge, or file or cause to be filed a registration statement in respect of, any of our equity shares or ADSs or similar securities, or any economic interest therein, during the period commencing on the date of this prospectus and ending on the day after the date 180 days after the date of this prospectus, subject to certain exceptions, no assurance can be given that such equity shares or ADSs will not be sold as soon as the restrictions are lifted, which sales, or the perception that such sales may occur, could materially and adversely affect the value of our equity shares and ADSs. The Representatives may release such locked-up shares in their sole discretion at any time and without prior public announcement.
      Upon the completion of this offering, we will have                     equity shares outstanding. Of these equity shares, the                     equity shares represented by ADSs offered hereby will be freely tradable without restriction in the public markets. Upon the completion of this offering, our existing shareholders will own  equity shares, which will represent      % of our outstanding share capital. If the Representatives exercise their over-allotment option in full, the number of equity shares held by our existing shareholders upon completion of this offering will be                     , which will represent      % of our outstanding share capital. Of our outstanding equity shares,                     will be freely tradable on the Indian Stock Exchanges immediately upon the completion of this offering. Also immediately upon the completion of this offering, Vedanta, through Twin Star and MALCO, will continue to have effective control over a majority of our outstanding equity shares, which will represent      % of our outstanding share capital, or approximately      % if the Representatives exercise their over-allotment option in full, which equity shares will be subject to the 180-day “lock-up” period. Immediately following the completion of this offering, the holders of approximately                     equity shares (directly or in the form of ADSs) will be entitled to dispose of their equity shares or ADSs pursuant to the volume and other restrictions of Rule 144 under the Securities Act. The holders of approximately                     equity shares (directly or in the form of ADSs) will be entitled to dispose of their equity shares or ADSs following the expiration of an initial 180-day

“lock-up” period pursuant to the volume and other restrictions of Rule 144. See “Shares Available for Future Sale” for a discussion of possible future sales of our equity shares.

Fluctuations in the exchange rate between the Indian Rupee and the US dollar could have a material adverse effect on the value of our ADSs and our equity shares to be represented by such ADSs, independent of our actual operating results.
      The price of the ADSs will be quoted in dollars. Our equity shares are quoted in Rupees on the Indian Stock Exchanges. Any dividends in respect of our equity shares will be paid in Rupees and subsequently converted into dollars for distribution to ADS holders.
      Currency exchange rate fluctuations will affect the dollar equivalent of the Rupee price of our equity shares on the Indian Stock Exchanges and, as a result, the prices of our ADSs, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any of our equity shares withdrawn from the depositary under the deposit agreement and the dollar value of any cash dividends we pay on our equity shares. Holders may not be able to convert Rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all. Currency exchange rate fluctuations will also affect the value received by ADS holders from any dividends paid by us in respect of our equity shares. Holders of our ADSs will bear all of the risks with respect to a decline in the value of the Indian Rupee as compared to the dollar, which would adversely affect the price of our ADSs and the dollar value of any dividends we pay that are received by ADS holders.

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause the prices of our equity shares and ADSs to decline.
      Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds of this offering for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of our subsidiaries. We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause the prices of our equity shares and ADSs to decline.
      We retain broad discretion in our use of proceeds from this offering and may not be able to use such proceeds in the manner we have indicated in this prospectus. As a result, we may use such proceeds in a different manner, which may have a material adverse effect upon our business, results of operations or financial condition.

Transfers of the underlying shares by persons resident outside India to residents of India are subject to certain pricing norms.
      Under current Indian regulations, subject to certain conditions, no prior regulatory approval is required for the sale of any equity shares, including any equity shares withdrawn from the ADS facilities, by a person resident outside India to a resident of India. However, certain reporting requirements would need to be complied with by the parties to the sale transaction. Also, the prior approval of the RBI would be required in the event of a sale of the equity shares underlying our ADSs by a non-resident investor to a resident investor if the sale price is greater than the maximum price set by the RBI under Indian foreign exchange laws. Any such approval required from the RBI or any other government agency may not be obtained on terms favorable to a non-resident investor, or at all.

Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership positions.
      Under the Indian Companies Act, the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75% of the shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise preemptive rights for the underlying equity shares of the ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of our equity shares represented by their ADSs, their proportional ownership interests in us would be diluted.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.
      Based on the price of the ADSs in this offering and the expected price of our ADSs and equity shares following the completion of this offering, and the composition of our income and assets, we do not expect to be considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year ending March 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending March 31, 2008, or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and equity shares, which may fluctuate considerably. In addition, there are uncertainties regarding the application of the relevant rules and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were to be treated as a PFIC for any taxable year during which a US Holder holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Certain Income Tax Considerations — United States Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include but are not limited to:

•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
These and other factors are more fully discussed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

ENFORCEMENT OF CIVIL LIABILITIES
      We are a limited liability company incorporated in India and our primary operating subsidiaries, HZL and BALCO, are also incorporated in India. A majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon US securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.
      Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.
      Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards.
      If a judgment of a foreign court is not enforceable under Section 44A of the Civil Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Code and not by proceedings in execution. Accordingly, as the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A, a judgment rendered by a court in the United States may not be enforced in India except by way of a suit filed upon the judgment.
      The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. Generally, there are considerable delays in the disposition of suits by Indian courts.
      A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the RBI under the Indian Foreign Exchange Management Act, 1999, or FEMA, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian Rupees on the date of judgment and not on the date of payment.
      We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the US District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

USE OF PROCEEDS
      Our net proceeds from the sale of           ADSs in this offering will total approximately $           million, after deducting underwriting discounts and commissions and estimated offering expenses which are payable by us, and assuming an initial public offering price of $          per ADS, based on the closing price of our equity shares on the BSE on                     , 2007 and no exercise by the Representatives of their over-allotment option. A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS would increase (decrease) the net proceeds to us from this offering by $           million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise by the Representatives of their over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
      We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of our subsidiaries. Specifically, we may use all or part of the proceeds of the ADS offering towards any of the following purposes:

•	Our current intention to exercise our call option to acquire the Government of India’s remaining 29.5% ownership interest in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. If we exercise this call option, the exercise price will be equal to the fair market value of the Government of India’s shares as determined by an independent appraiser, which may take into consideration a number of factors including the current market price of HZL’s shares. Based solely on the market price of HZL’s shares on the BSE on May 25, 2007 of Rs. 656.85 ($16.31) per share and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 81,972 million ($2,035.1 million). See “Business — Options to Increase Interests in HZL and BALCO.” If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL. In addition, see “The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.”

•	Entering the commercial power generation business in India by building the first phase, totaling 2,400 MW, of a thermal coal-based power facility in the State of Orissa, India through our wholly-owned subsidiary Sterlite Energy, as described in “Business — Our Future Commercial Power Generation Business,” at a cost of approximately Rs. 76,028 million ($1,764.0 million) over the next three years for a total project cost of Rs. 81,890 million ($1,900.0 million) over four years. We expect that the proceeds from this offering will be used towards only a portion of this project as we expect that a significant part, currently estimated to be approximately 70%, of this project will be funded by external debt, the equity contribution for the project is expected to be spread out over the four years following commencement of this project in 2006 and we intend to also use internally-generated capital towards this project.

•	A reduction of debt in an amount of up to Rs. 6,465 million ($150.0 million).

•	Acquiring complementary businesses that we determine to be attractive opportunities, though we have no agreements or commitments for material acquisitions of any businesses as of the date of this prospectus.

      The amounts that we actually expend for these and other purposes and for working capital will vary significantly depending on a number of factors, including the timing and size of capital expenditures and possible exercise of our call option, future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of the ADS offering. See “Risk Factors — Risks Relating to the ADS Offering and Our ADSs — We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause the prices of our equity shares and ADSs to decline.” Pending their use, we intend to invest our net proceeds in high quality interest-bearing investments.

DIVIDENDS AND DIVIDEND POLICY
      We have paid dividends every year since fiscal 1982. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend distribution tax. All dividends were paid in Indian Rupees.

	Dividend Per		Total Amount of
Fiscal Year	Equity Share		Dividend Declared

			(in millions)
2004	Rs. 3.00	$0.07	Rs. 215	$5.0
2005	3.00	0.07	330	7.7
2006(1)	1.25	0.03	698	16.2
2007(2)	4.00	0.09	2,234	51.8

Notes:

(1)	The dividend for fiscal 2006 was recommended by our board of directors on May 30, 2006 and approved by our shareholders at the general meeting held on September 20, 2006. The dividend paid in fiscal 2006 was paid after the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.
(2)	An interim dividend was declared by our board of directors on November 15, 2006 and paid on December 11, 2006 to holders of record of our equity shares on December 7, 2006. On May 3, 2007, our board of directors recommended that the interim dividend should be considered as the final dividend for fiscal 2007.
     Our dividends are generally paid in the fiscal year following the year in which they are declared. Under Indian law, a company declares dividends (including interim dividends) upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors, though such action is subject to subsequent sanction by the shareholders at the annual general meeting held within six months from the end of the fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors.
      Under Indian law, a company is allowed to pay dividends (including interim dividends), in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. We make such transfers for any dividends we pay to general reserves.
      If profits for that year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of our paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of our paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of our paid-up share capital.
      Dividends (including interim dividends) must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. We must transfer any money which remains unpaid or unclaimed for seven years from the date of such transfer to the Investor Education and Protection Fund established by the Government of India.

      The tax rates imposed on us in respect of dividends paid in prior periods have varied. Currently, the effective tax rate on dividends is 17.0%, which is a direct tax paid by us. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above.
      Future dividends will depend on our revenue, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian Rupees and, except as otherwise described under “Description of American Depositary Shares,” will be converted by the depositary into dollars. The depositary will distribute these proceeds to you. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends. ADS holders will bear all of the currency exchange rate risk of the conversion of any dividends from Indian Rupees to dollars, and a decline in the value of the Indian Rupee as compared to the dollar would reduce the dollar value of any dividends we pay that are received by ADS holders.

CAPITALIZATION
      The following table sets forth our indebtedness and capitalization as of March 31, 2007:

•	on an actual basis; and

•	as adjusted to give effect to the sale by us of ADSs (each ADS representing one equity share) offered in the ADS offering at an assumed offering price of $ per ADS, based on the closing price of our equity shares on the BSE on , 2007, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering, and further assuming no exercise by the Representatives of their over-allotment option and no other change to the number of ADSs sold by us as set forth in “Prospectus Summary.”

      The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs in this offering and other terms of this offering determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of March 31, 2007

	Actual	As Adjusted

	(in millions)
Long-term debt, net of current portion	$304.6	$
Shareholders’ equity:
Equity shares of par value Rs. 2,
Authorized: 925,000,000
Issued: 558,494,411, actual; , as adjusted (1)	25.9
Additional paid-in capital(2)	608.3
Retained earnings	1,634.9
Accumulated other comprehensive losses	(19.4)

Total shareholders’ equity(2)	$2,249.7

Total capitalization(2)	$2,554.3	$

Notes:

(1)	Issued equity shares, actual and as adjusted, include 144,600 equity shares underlying global depositary receipts issued pursuant to a deposit agreement, dated December 22, 1993, between us and Bankers Trust Company (which was subsequently acquired by Deutsche Bank A.G.). See “Description of Share Capital — Share Capital.”

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS in this offering would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $ million.

DILUTION
      If you invest in our ADSs, your investment will be diluted to the extent the initial public offering price per ADS exceeds the net tangible book value per ADS immediately after this offering.
      Our net tangible book value as of March 31, 2007 was approximately $2,249.7 million, or $4.03 per equity share/ADS. Net tangible book value per equity share/ADS is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities and less minority interests, divided by the number of equity shares issued as of March 31, 2007. Assuming:

•	the sale by us of ADSs offered by this prospectus at an assumed public offering price of $ per ADS, based on the closing price of our shares on the BSE on , 2007; and

•	no exercise by the Representatives of their over-allotment option and no other change to the number of ADSs or equity shares set forth in “Prospectus Summary,”
and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us in the ADS offering, our net tangible book value as of March 31, 2007 would have been approximately $           million, or $           per equity share/ADS. This represents an immediate increase in net tangible book value of $           per equity share to existing shareholders and an immediate dilution of $           per ADS to investors in the ADS offering.
      The following table illustrates this per ADS dilution:

ADS Offering
Only

Assumed initial public offering price per ADS		$
Net tangible book value per equity shares/ADS as of March 31, 2007	$
Increase in net tangible book value attributable to this offering(1)	$
Net tangible book value per ADS after the ADS offering(1)		$

Dilution per ADS to investors in the ADS offering(1)		$

Note:

(1)	If the over-allotment option is exercised in full, the net tangible book value per ADS after this offering would be $ , the increase in net tangible book value attributable to this offering would be $ per equity share and dilution per ADS to investors in the ADS offering would be $ .
     A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS would increase (decrease) our net tangible book value after giving effect to this offering by $          million, the net tangible book value per ADS after giving effect to this offering by $          per ADS and the dilution in net tangible book value per ADS to investors in the ADS offering by $          per ADS, assuming there is no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of this offering. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual offering price of our ADSs and other terms of this offering determined at pricing.

      The following table sets forth as of March 31, 2007 the differences between existing shareholders and investors in the ADS offering with respect to the number of equity shares and ADSs purchased from us, the total consideration paid and the average price per equity share or ADS paid (before deducting the estimated underwriting discounts and commissions and our estimated offering expenses and assuming that the over-allotment option is not exercised), assuming an initial public offering price of $          per ADS:

Equity Shares or
	ADSs Purchased		Total Consideration		Average
Price Per
	Number	Percentage	Number	Percentage	Share

Existing shareholders		%		%	$
ADS investors

Total		100.0%		100.0%

      A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS would increase (decrease) total consideration paid by investors in the ADS offering, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $           million, $           million and $           million, respectively, assuming no change in the number of ADS sold by us in the ADS offering set forth above, and without deducting underwriting discounts and commissions and other expenses of this offering.

EXCHANGE RATES
      Substantially all of our revenue is denominated or paid with reference to US dollars and most of our expenses are incurred and paid in Indian Rupees or Australian dollars. We report our financial results in Indian Rupees. The exchange rates among the Indian Rupee, the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the Indian Rupee and the Australian dollar appreciate or depreciate against the dollar and, as a result, any such appreciation or depreciation will likely affect the market price of our ADSs in the United States.
      The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low

Fiscal Year:
2003	Rs. 47.53	Rs. 48.43	Rs. 49.07	Rs. 47.53
2004	43.40	45.96	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	44.93	46.83	42.78
2008 (through May 25, 2007)	40.28	40.66	43.05	40.14
Month:
November 2006	Rs. 44.59	Rs. 44.73	Rs. 45.26	Rs. 44.46
December 2006	44.11	44.48	44.70	44.11
January 2007	44.07	44.21	44.49	44.07
February 2007	44.08	44.02	44.21	43.87
March 2007	43.10	43.79	44.43	42.78
April 2007	41.04	42.02	43.05	40.56
May 2007 (through May 25, 2007)	40.28	40.60	41.04	40.14

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this prospectus.

(2)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.

     Although we have translated selected Indian Rupee amounts in this prospectus into US dollars for convenience, this does not mean that the Indian Rupee amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this prospectus from Indian Rupees to US dollars are based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York on March 30, 2007, which was Rs. 43.10 per $1.00.

      The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low

Fiscal Year:
2003	AUD1.65	AUD1.78	AUD1.90	AUD1.62
2004	1.31	1.45	1.68	1.25
2005	1.29	1.35	1.46	1.25
2006	1.40	1.33	1.42	1.28
2007	1.23	1.30	1.39	1.23
2008 (through May 25, 2007)	1.22	1.21	1.22	1.20
Month:
November 2006	AUD1.27	AUD1.29	AUD1.31	AUD1.27
December 2006	1.27	1.27	1.28	1.26
January 2007	1.29	1.28	1.29	1.26
February 2007	1.27	1.28	1.29	1.26
March 2007	1.23	1.26	1.29	1.23
April 2007	1.20	1.21	1.23	1.20
May 2007 (through May 25, 2007)	1.22	1.21	1.22	1.20

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this prospectus.

(2)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.

     Except as otherwise stated in this prospectus, all translations from Australian dollar to US dollars are based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York on March 30, 2007, which was AUD 1.23 per $1.00. No representation is made that the Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate, or at all.

MARKET INFORMATION
      Our outstanding equity shares are currently listed and traded on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE. For information regarding conditions in the Indian securities markets, see “Risk Factors — Risks Relating to Investments in Indian Companies and International Operations Generally” and “The Indian Securities Market.” We have applied to have our equity securities delisted from the Calcutta Stock Exchange Association Limited, which application is currently pending.
      As of March 31, 2007, 558,494,411 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are in Indian Rupees.
      The following table shows:

•	the reported high and low trading prices quoted in Indian Rupees for our equity shares on the NSE and BSE;

•	the imputed high and low trading prices for our equity shares, translated into dollars, based on the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our equity shares on the NSE and BSE, all as adjusted to reflect the five-for-two stock split and one-for-one bonus issue adjusted for on the Indian Stock Exchanges on May 5, 2006.

					Average					Average
					Daily Equity					Daily Equity
	NSE Price Per Equity Share				Share	BSE Price Per Equity Share				Share
					Trading					Trading
Fiscal Year	High	Low	High	Low	Volume	High	Low	High	Low	Volume

2005
1st Quarter	Rs.90.46	Rs.83.89	$2.10	$1.95	16,214	Rs.108.26	Rs.66.70	$2.51	$1.55	224,903
2nd Quarter	118.07	86.81	2.74	2.01	120,115	118.16	87.69	2.74	2.03	146,310
3rd Quarter	130.26	104.91	3.02	2.43	153,630	129.70	105.02	3.01	2.44	135,213
4th Quarter	155.92	110.34	3.62	2.56	189,703	155.91	110.25	3.62	2.56	143,526
2006
1st Quarter	Rs.144.05	Rs.115.07	$3.34	$2.67	128,467	Rs.144.53	Rs.115.07	$3.35	$2.67	96,698
2nd Quarter	187.14	122.36	4.34	2.84	283,759	187.13	122.39	4.34	2.84	175,420
3rd Quarter	207.22	139.69	4.81	3.24	504,833	207.03	139.74	4.80	3.24	241.235
4th Quarter	350.20	258.10	8.13	5.99	945,576	349.89	214.96	8.12	4.99	416,264
2007
1st Quarter	Rs.600.65	Rs.264.45	$13.94	$6.14	3,275,359	Rs.604.05	Rs.263.85	$14.02	$6.12	1,227,445
2nd Quarter	474.05	348.10	11.00	8.08	2,905,384	473.90	348.40	11.00	8.08	1,168,648
3rd Quarter	589.25	438.95	13.67	18.18	1,393,084	588.80	438.55	13.66	10.18	493,941
4th Quarter	554.60	438.55	12.87	10.18	893,414	554.65	438.70	12.87	10.18	285,841
2008
1st Quarter(1)	Rs.575.15	Rs.434.40	$13.34	$10.08	905,761	Rs.575.50	Rs.434.85	$13.35	$10.09	289,276

Note:

(1)	Through May 25, 2007.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      The selected historical consolidated statements of operations, cash flows and other consolidated financial data presented below for fiscal 2005, 2006 and 2007, and the selected historical consolidated balance sheet data as of March 31, 2006 and 2007, have been derived from our audited consolidated financial statements, which have been audited by Deloitte Haskins & Sells, Mumbai, India, an independent registered public accounting firm, and included elsewhere in this prospectus. The selected historical consolidated statements of operations, cash flows and other consolidated financial data presented below for fiscal 2003 and 2004, and the selected historical consolidated balance sheet data as of March 31, 2005, have been derived from our audited consolidated financial statements, which have also been audited by Deloitte Haskins & Sells, Mumbai, India, that are not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 43.10 per $1.00 in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.
      You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included elsewhere in this prospectus.

	Year Ended March 31,

	2003	2004	2005	2006	2007	2007

	(in millions)
Consolidated Statement of Operations Data:
Net sales	Rs.42,298	Rs.53,476	Rs.66,643	Rs.122,791	Rs.241,246	$5,597.4
Other operating revenues	466	679	628	1,334	2,251	52.2

Total revenue	42,764	54,155	67,271	124,125	243,497	5,649.6
Cost of sales	(32,740)	(39,194)	(50,615)	(86,981)	(144,798)	(3,359.6)
Selling and distribution expenses	(1,250)	(1,392)	(1,428)	(2,117)	(3,444)	(79.9)
General and administration expenses	(1,517)	(2,457)	(2,370)	(2,596)	(2,633)	(61.1)
Other income/(expenses):
Gain on sale of real estate	—	—	—	—	986	22.9
Impairment of assets	—	—	(1,276)	—	—	—
Voluntary retirement scheme expenses	(2,050)	(611)	(186)	—	(97)	(2.3)
Guarantees, impairment of investments and loans	—	—	—	(1,300)	—	—

Operating income	5,207	10,501	11,396	31,131	93,511	2,169.6
Interest and dividend income	806	1,515	1,780	1,873	2,072	48.1
Interest expense	(2,558)	(1,969)	(1,962)	(3,238)	(4,329)	(100.4)
Net realized and unrealized investment gains	1	94	399	541	2,280	52.9

Income before income taxes, minority interests and equity in net (loss)/income of associate	3,456	10,141	11,613	30,307	93,534	2,170.2
Income taxes:
Current	(1,139)	(2,624)	(2,674)	(7,894)	(23,192)	(538.1)
Deferred	(26)	(350)	(831)	(1,111)	(1,967)	(45.6)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	2,291	7,167	8,108	21,302	68,375	1,586.5
Minority interests	(719)	(2,349)	(2,764)	(6,073)	(21,053)	(488.5)
Equity in net (loss)/income of associate, net of taxes	—	—	—	(99)	24	0.6

Net income from continuing operations	1,572	4,818	5,344	15,130	47,346	1,098.6
Discontinued operations:
Income from divested business, net of tax	112	203	222	369	86	2.0

Net Income	Rs.1,684	Rs.5,021	Rs.5,566	Rs.15,499	Rs.47,432	$1,100.6

	Year Ended March 31,

	2003	2004	2005	2006	2007	2007

Basic earnings per share:(1)
Income from continuing operations	Rs.3.75	Rs.13.42	Rs.11.74	Rs.27.35	Rs.84.78	$1.97
Income from discontinued operations	0.27	0.57	0.48	0.67	0.15	0.00

Basic earnings per share	Rs.4.02	Rs.13.99	Rs.12.22	Rs.28.02	Rs.84.93	$1.97

Diluted earnings per share:(1)
Income from continuing operations	Rs.3.75	Rs.13.13	Rs.11.57	Rs.27.35	Rs.84.78	$1.97
Income from discontinued operations	0.27	0.55	0.48	0.67	0.15	0.00

Diluted earnings per share	Rs.4.02	Rs.13.68	Rs.12.05	Rs.28.02	Rs.84.93	$1.97

Weighted average number of equity shares used in computing earnings per share:(1)
Basic	419,677,903	359,007,797	455,343,743	553,216,634	558,494,411	558,494,411
Diluted	419,677,903	367,697,507	465,108,143	553,216,634	558,494,411	558,494,411
Dividend declared per share(2)	Rs.5.50	Rs.3.00	Rs.3.00	Rs.1.25	Rs.4.00	$0.09

Notes:

(1)	Earnings per share and weighted average number of equity shares used in computing earnings per share have been adjusted for the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.

(2)	The dividend for fiscal 2006 was recommended by our board of directors on May 30, 2006 and approved by our shareholders at the general meeting held on September 20, 2006. The dividend paid in fiscal 2006 was paid after the five-for-two stock split and one-for-one bonus issue effective May 12, 2006. The interim dividend for fiscal 2007 was declared by our board of directors on November 15, 2006 and paid on December 11, 2006 to holders of record of our equity shares on December 7, 2006. On May 3, 2007, our board of directors recommended that the interim dividend should be considered as the final dividend for fiscal 2007.

	As of March 31,

	2005	2006	2007	2007

	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	Rs.5,909	Rs.9,258	Rs.9,436	$218.9
Total assets(1)	133,197	167,539	225,881	5,240.9
Long-term debt, net of current portion	28,794	30,237	13,128	304.6
Short term and current portion of long-term debt	8,663	4,390	8,353	193.8
Total shareholders’ equity(1)	37,388	53,498	96,960	2,249.7

Note:

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity by $ million.

	Year Ended March 31,

	2003	2004	2005	2006	2007	2007

	(in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	Rs.9,215	Rs.6,205	Rs.6,075	Rs.19,595	Rs.40,418	$937.5
Investing activities	(10,151)	(18,356)	(21,391)	(16,676)	(24,006)	(556.8)
Financing activities	2,402	13,084	17,321	375	(15,910)	(369.1)

	Year Ended March 31,

	2003	2004	2005	2006	2007	2007

	(in millions)
Other Consolidated Financial Data:
Net sales:
Copper	Rs.20,051	Rs.27,046	Rs.34,508	Rs.67,921	Rs.115,192	$2,672.7
Zinc	14,113	18,213	21,967	38,573	85,963	1,994.5
Aluminum	8,134	8,217	10,168	16,297	40,091	930.2
Corporate and others	—	—	—	—	—	—

Total	Rs.42,298	Rs.53,476	Rs.66,643	Rs.122,791	Rs.241,246	$5,597.4

Operating income:
Copper	Rs.3,738	Rs.2,853	Rs.2,440	Rs.7,659	Rs.17,235	$399.9
Zinc	1,228	7,097	8,309	21,287	62,908	1,459.6
Aluminum	246	591	1,824	3,496	13,371	310.2
Corporate and others	(4)	(41)	(1,177)	(1,311)	(3)	(0.1)

Total	Rs.5,207	Rs.10,501	Rs.11,396	Rs.31,131	Rs.93,511	$2,169.6

Segment profit(1):
Copper	Rs.4,786	Rs.4,114	Rs.3,899	Rs.8,982	Rs.17,689	$410.4
Zinc	3,693	8,237	9,785	23,216	65,129	1,511.1
Aluminum	1,154	1,818	2,504	4,752	15,765	365.8
Corporate and others	(4)	(25)	(100)	(8)	(2)	(0.0)

Total	Rs.9,629	Rs.14,144	Rs.16,088	Rs.36,942	Rs.98,581	$2,287.3

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

	Year Ended March 31,

	2003	2004	2005	2006	2007	2007

	(in millions)
Copper:
Operating income	Rs.3,738	Rs.2,853	Rs.2,440	Rs.7,659	Rs.17,235	$399.9
Plus:
Depreciation, depletion and amortization	1,048	1,261	1,239	1,323	1,440	33.4
Gain on sale of real estate	—	—	—	—	(986)	(22.9)
Impairment of assets	—	—	220	—	—	—

Segment profit	Rs.4,786	Rs.4,114	Rs.3,899	Rs.8,982	Rs.17,689	$410.4

	Year Ended March 31,

	2003	2004	2005	2006	2007	2007

	(in millions)
Zinc:
Operating income	Rs.1,228	Rs.7,097	Rs.8,309	Rs.21,287	Rs.62,908	$1,459.6
Plus:
Depreciation, depletion and amortization	920	1,112	1,290	1,929	2,124	49.3
Voluntary retirement scheme expenses	1,545	28	186	—	97	2.2

Segment profit	Rs.3,693	Rs.8,237	Rs.9,785	Rs.23,216	Rs.65,129	$1,511.1

Aluminum:
Operating income	Rs.246	Rs.591	Rs. 1,824	Rs. 3,496	Rs.13,371	$310.2
Plus:
Depreciation, depletion and amortization	404	644	680	1,256	2,394	55.6
Voluntary retirement scheme expenses	505	583	—	—	—	—

Segment profit	Rs.1,154	Rs.1,818	Rs.2,504	Rs.4,752	Rs.15,765	$365.8

Corporate and others:
Operating income	Rs.(4)	Rs.(40)	Rs.(1,177)	Rs.(1,311)	Rs.(3)	$(0.0)
Plus:
Depreciation, depletion and amortization	—	14	21	3	1	0.0
Impairment of assets	—	—	1,056	—	—	—
Guarantees, impairment of investments and loan	—	—	—	1,300	—	—

Segment profit	Rs.(4)	Rs.(25)	Rs.(100)	Rs.(8)	Rs.(2)	$(0.0)

	Year Ended March 31,

	2005	2006	2007

	(in US dollars per ton, except as
	indicated)
Market and Cost Data:
London Metal Exchange (LME) price(1):
Copper	$2,999	$4,099	$6,984
Zinc	1,108	1,614	3,581
Aluminum	1,779	2,028	2,663
Treatment charge and refining charge (TcRc)(2):
Copper	8.6¢/lb	23.1¢/lb	31.1¢/lb
Cost of production(3):
Copper smelting and refining(4)	7.1¢/lb	6.1¢/lb	6.1¢/lb
Zinc(5)	$695	$691	$862
Aluminum(6)	1,347	1,497	1,510

Notes:

(1)	Calculated as the daily average cash seller settlement price for the period.
(2)	Represents our average realized TcRc for the period.
(3)	Cost of production is not a recognized measure under US GAAP. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. In the case of copper, where cost of production relates only to our custom smelting and refining operations, cost of production is the cost of converting copper concentrate into copper cathodes. In the case of zinc, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal. In the case of aluminum, where cost of production relates only to BALCO’s old Korba smelter, which has integrated operations from production of bauxite to aluminum metal, cost of production is the cost of producing bauxite and conversion of bauxite into aluminum metal. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,

	2005	2006	2007

	(in millions, except Production output
	and Cost of production)
Copper:
Segment sales	Rs. 34,508	Rs. 67,921	Rs. 115,192
Less:
Segment profit	(3,899)	(8,982)	(17,689)

Segment cost	30,609	58,939	97,503
Less:
Purchased concentrate/rock	(27,136)	(55,132)	(91,489)
By-product/free copper net sales	(977)	(1,520)	(1,935)
Cost for downstream products	(599)	(722)	(938)
Others, net	(686)	62	(1,236)

Total expenses	Rs. 1,211	Rs. 1,627	Rs.1,905

Production output (in tons)	171,992	273,048	312,720
Cost of production(a)	7.1¢/lb	6.1¢/lb	6.1¢/lb
Zinc:
Segment sales	Rs. 21,967	Rs. 38,573	Rs.85,963
Less:
Segment profit	(9,785)	(23,216)	(65,129)

Segment cost	12,182	15,357	20,834
Less:
Purchased metal	(1)	(539)	—
Cost of tolling including raw material cost	(2,140)	(1,502)	(14)
Cost of intermediary product sold	(620)	(1,188)	(2,487)
By-product net sales	(1,113)	(1,253)	(1,223)
Cost of lead metal sold	(452)	(690)	(1,463)
Others, net	(1,219)	(1,536)	(2,050)

Total expenses	Rs. 6,638	Rs. 8,649	Rs.13,598

Production output (in tons)	212,445	282,668	348,316
Cost of production (per ton)(a)	$695	$691	$862
Aluminum:
Segment sales	Rs. 10,453	Rs. 17,721	Rs. 41,002
Less:
Segment profit	(2,504)	(4,752)	(15,765)

Segment cost	7,949	12,969	25,237
Less:
Cost of intermediary product sold	(151)	(154)	(177)
By-product net sales	(291)	(408)	(312)
Cost for downstream products	(742)	(822)	(983)
Cost for new Korba plant	(210)	(4,773)	(16,371)
Others, net	(558)	186	10

Total expenses	Rs. 5,997	Rs. 6,998	Rs. 7,403

Production output (hot metal) (in tons)	99,031	105,593	108,244
Cost of production (per ton)(a)	$1,347	$1,497	$1,510

(a)	Exchange rates used in calculating cost of production were based on the daily RBI reference rates for the years ended March 31, 2005, 2006 and 2007 of Rs. 44.96 per $1.00, Rs. 44.28 per $1.00 and Rs. 45.29 per $1.00, respectively.

(4)	Cost of copper smelting and refining includes cost of freight of copper anodes from Tuticorin to Silvassa and excludes the benefit of the phosphoric acid plant. Revenues earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

(5)	Cost of production of zinc consists of total direct cost of producing zinc from the mines and smelters. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced.
(6)	Cost of production of aluminum relates to cost of production for BALCO’s old Korba smelter and excludes cost of production for BALCO’s new Korba smelter. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by- products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced at the old Korba smelter to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this prospectus in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with “Selected Consolidated Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus and those set forth below.
Overview
      We are India’s largest non-ferrous metals and mining company based on net sales and are one of the fastest growing large private sector companies in India based on the increase in net sales from fiscal 2006 to 2007. In India, one of the fastest growing large economies in the world with a 9.2% increase in real gross domestic product from fiscal 2006 to 2007, we are one of the two leading custom copper smelters by volume, the leading and only integrated zinc producer and the third largest aluminum producer by volume. We also have a minority interest in Vedanta Alumina, an alumina refining and aluminum smelting company, and intend to develop a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
      Our net sales and operating income increased from Rs. 66,643 million and Rs. 11,396 million in fiscal 2005 to Rs. 241,246 million ($5,597.4 million) and Rs. 93,511 million ($2,169.6 million) in fiscal 2007, representing compound annual growth rates of 90.3% and 186.5%, respectively.
      The following tables are derived from our selected consolidated financial data and set forth:

•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Year Ended March 31,

	2005	2006	2007

Net Sales:
Copper	51.7%	55.3%	47.8%
Zinc	33.0	31.4	35.6
Aluminum	15.3	13.3	16.6
Corporate and others	—	—	—

Total	100.0%	100.0%	100.0%

	Year Ended March 31,

	2005	2006	2007

Operating income:
Copper	21.4%	24.6%	18.4%
Zinc	72.9	68.4	67.3
Aluminum	16.0	11.2	14.3
Corporate and others	(10.3)	(4.2)	—

Total	100.0%	100.0%	100.0%

Segment profit(1):
Copper	24.2%	24.3%	17.9%
Zinc	60.8	62.8	66.1
Aluminum	15.6	12.9	16.0
Corporate and others	(0.6)	—	—

Total	100.0%	100.0%	100.0%

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

	Year Ended March 31,

	2005	2006	2007	2007

	(in millions)
Copper:
Operating income	Rs.2,440	Rs.7,659	Rs.17,235	$399.9
Plus:
Depreciation, depletion and amortization	1,239	1,323	1,440	33.4
Gain on sale of real estate	—	—	(986)	(22.9)
Impairment of assets	220	—	—	—

Segment profit	Rs.3,899	Rs.8,982	Rs.17,689	$410.4

Zinc:
Operating income	Rs.8,309	Rs.21,287	Rs.62,908	$1,459.6
Plus:
Depreciation, depletion and amortization	1,290	1,929	2,124	49.3
Voluntary retirement scheme expenses	186	—	97	2.2

Segment profit	Rs.9,785	Rs.23,216	Rs.65,129	$1,511.1

Aluminum:
Operating income	Rs.1,824	Rs.3,496	Rs.13,371	$310.2
Plus:
Depreciation, depletion and amortization	680	1,256	2,394	55.6
Voluntary retirement scheme expenses	—	—	—	—

Segment profit	Rs.2,504	Rs.4,752	Rs.15,765	$365.8

	Year Ended March 31,

	2005	2006	2007	2007

	(in millions)
Corporate and Others:
Operating income	Rs.(1,177)	Rs.(1,311)	Rs.(3)	$(0.1)
Plus:
Depreciation, depletion and amortization	21	3	1	0.0
Impairment of assets	1,056	—	—	—
Guarantees, impairment of investments and loans	—	1,300	—	—

Segment profit	Rs.(100)	Rs.(8)	Rs.(2)	$(0.1)

Business Summary
      Our company is comprised of the following business segments:

•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our primary products are copper cathodes and copper rods. Net sales and operating income of our copper business have increased from Rs. 34,508 million and Rs. 2,440 million in fiscal 2005 to Rs. 115,192 million ($2,672.7 million) and Rs. 17,235 million ($399.9 million) in fiscal 2007, representing compound annual growth rates of 82.7% and 165.8%, respectively.

•	Zinc. Our zinc business is owned and operated by HZL, India’s leading and only integrated zinc producer with a 61% market share by volume of the Indian zinc market in fiscal 2007, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s primary products are zinc and lead ingots. Net sales and operating income of our zinc business have increased from Rs. 21,967 million and Rs. 8,309 million in fiscal 2005 to Rs. 85,963 million ($1,994.5 million) and Rs. 62,908 million ($1,459.6 million) in fiscal 2007, representing compound annual growth rates of 82.7% and 175.2%, respectively.

•	Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one refinery, two smelters, a fabrication facility and two captive power plants in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products. Net sales and operating income of our aluminum business have increased from Rs. 10,168 million and Rs. 1,824 million in fiscal 2005 to Rs. 40,091 million ($930.2 million) and Rs. 13,371 million ($310.2 million) in fiscal 2007, representing compound annual growth rates of 98.6% and 170.8%, respectively.

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Alumina, our guarantees, investments and loans with respect to India Foils Limited, or IFL, and our planned commercial power generation business. We anticipate that our planned commercial power generation business will be a separate business segment after it becomes operational. We hold a 29.5% minority interest in Vedanta Alumina, which is not consolidated into our financial results and which is accounted for as an equity investment.

Factors Affecting Results of Operations
      Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.

Metal Prices and Copper TcRc

Overview
      Our results of operations are significantly affected by the TcRc of copper in our copper business and the commodity prices of the metals that we produce, which are based on LME prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.

Copper
      The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. Some of our contracts for the purchase of copper concentrate include a provision under which a component of TcRc is variable and is determined based on the LME price for copper. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 90% of our copper concentrate requirements in fiscal 2007, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	Year Ended March 31,

	2005	2006	2007

	(in US cents per pound)
Copper TcRc	8.6¢/lb	23.1¢/lb	31.1¢/lb

      In addition to affecting the variable component of TcRc included in some of our contracts for the purchase of copper concentrate, the LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 10% of our copper concentrate requirements in fiscal 2007 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2010 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	Year Ended March 31,

	2005	2006	2007

	(in US dollars per ton)
Copper LME	$2,999	$4,099	$6,984

Zinc and Aluminum
      The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO was a fully integrated producer in fiscal 2005 and prior years, with all of its alumina requirements being supplied by its own bauxite mines and alumina refinery. However, following the completion of a large expansion project at Korba to increase aluminum smelting capacity, BALCO sourced approximately 63% of its alumina requirements from the international markets in fiscal 2007. Going forward, we expect BALCO to source a majority of its alumina requirements from third parties. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for each of the last three fiscal years:

	Year Ended March 31,

	2005	2006	2007

	(in US dollars per ton)
Zinc LME	$1,108	$1,614	$3,581
Aluminum LME	1,779	2,028	2,663

India Market Premium
      Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible domestically.

Hedging
      We have historically engaged in hedging strategies to partially mitigate our exposure to fluctuations in commodity prices, as further described in “— Quantitative and Qualitative Disclosures About Market Risk — Qualitative Analysis — Commodity Price Risk.”

Cost of Production
      Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down.

Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
      Energy cost is the most significant component of the cost of production in all our businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used in the running of our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term contracts and the open market. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 70% of its thermal coal requirement from a subsidiary of Coal India under a five-year supply agreement entered into in August 2006. Under the supply agreement, BALCO may, at the beginning of each quarter, subject to availability and except for the third quarter of each year, increase the contracted quantity of coal to be supplied by up to 5% of 25% of the contracted quantity for that year, provided that such increase does not exceed the long term linkage quantity allocation for the captive power plant as approved by the Ministry of Coal, which is 1.4 million tpa and 2.3 million tpa for BALCO’s 270 MW and 540 MW captive power plants, respectively. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, including BALCO, except utilities, forcing BALCO to utilize higher priced imported coal. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
      For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
      Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
      Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
      Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.

Production Output
      Production output has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result in changes of production output. Production output is dependent on our production capacity, which has increased in recent years across all of our businesses. For our mining operations, production output is also dependent upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production output in that higher volumes of production generally reduce the production costs. Therefore, our production levels are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		Year Ended March 31,

Segment	Product	2005	2006	2007

		(tons)
Copper	Copper cathode(1)	171,992	273,048	312,720
	Copper rods	125,406	166,497	177,882
Zinc	Zinc(2)(3)	212,445	283,698	348,316
	Lead(4)	15,727	23,636	44,552
Aluminum	Ingots(5)	8,609	58,750	182,921
	Rods(6)	48,045	64,602	72,981
	Rolled Products	43,618	50,391	57,287

	Total Aluminum	100,272	173,743	313,189

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(2)	Includes production capitalized in fiscal 2006 of 1,030 tons.

(3)	Excludes tolled metal in fiscal 2005, 2006 and 2007 of 53,479 tons, 34,890 tons and 251 tons, respectively.

(4)	Excludes production capitalized in fiscal 2006 of 153 tons.

(5)	Includes production capitalized in fiscal 2006 of 12,288 tons.

(6)	Includes production capitalized in fiscal 2006 of 1,300 tons.

     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. As the production outputs of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
      Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production output.

Government Policy

Customs Duties
      We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

		March 1,	January 9,	July 8,	March 1,	March 1,
		2002	2004	2004	2005	2006	January 22,
	As of	to	to	to	to	to	2007
	February 28,	January 8,	July 7,	February 28,	February 28,	January 21,	to
	2002	2004	2004	2005	2006	2007	Present

Copper	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%	5.0%
Copper concentrate	5.0%	5.0%	5.0%	5.0%	5.0%	2.0%	2.0%
Zinc	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%	5.0%
Aluminum	25.0%	15.0%	15.0%	15.0%	10.0%	7.5%	5.0%
      In addition, the Finance Act (2 of 2004), which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable which has been further increased to 3% of the total customs duty payable effective March 1, 2007. Effective January 9, 2004, the SAD of 4% which had until that time been levied on imports was abolished, reducing the effective customs duties levied on all imports. The Government of India may further reduce customs duties in the future, which could adversely affect our results of operations.

Export Incentives
      The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been progressively reduced since 2002, and which is consistent with a similar reduction in custom duties. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
      In fiscal 2005, 2006 and 2007, exports accounted for 53.2%, 63.7% and 63.4%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the periods indicated:

	Prior to	January 19, 2005	May 5, 2005 to	November 21, 2005 to	July 15, 2006 to
	January 19, 2005	to May 4, 2005	November 20, 2005	July 14, 2006	Present

	(per ton of exports)		(percentage of FOB value in exports)
Copper cathode	Rs. 13,300	Rs. 6,500	4.5%(1)	5.0%(3)	2.2%(4)
Copper rods	Rs. 18,100	Rs. 9,000	5.0%(2)	5.0%(2)	2.2%(5)

Notes:

(1)	Subject to a cap of Rs. 7,700 per ton.
(2)	Subject to a cap of Rs. 10,050 per ton.
(3)	Subject to a cap of Rs. 9,000 per ton.
(4)	Subject to a cap of Rs. 7,500 per ton.
(5)	Subject to a cap of Rs. 7,760 per ton.

     In fiscal 2005, 2006 and 2007, exports accounted for 17.9%, 24.0% and 49.7%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	Prior to	May 26, 2005 to	July 3, 2006 to
	May 26, 2005	July 2, 2006	Present

	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	2.0%
Zinc ingots	9.0%	6.0%	4.0%
Lead concentrate	3.0%	2.0%	2.0%
      In fiscal 2005, 2006 and 2007, exports accounted for 2.4%, 8.7% and 28.0%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	Prior to	May 26, 2005 to	July 3, 2006 to
	May 26, 2005	July 2, 2006	Present

	(percentage of FOB value of exports)
Aluminum ingots	3.0%	2.0%	2.0%
Aluminum rods	3.0%	2.0%	2.0%
Aluminum rolled products	7.0%	4.0%	3.0%
      The Government of India may further reduce customs duties and export incentives in the future, which would adversely affect our results of operations.

Taxes and Royalties
      Income tax on Indian companies is presently charged at a statutory rate of 30.0% plus a surcharge of 10.0% and has an additional charge of 3.0% on the tax including surcharge, which resulted in an effective tax rate of 34.0%. The effective tax rate for fiscal 2007 was 33.7%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from capital allowances permitted under Indian tax law, as well as tax incentives in infrastructure projects and in specific locations. However, Indian companies are subject to a minimum alternative tax, the effective rate of which as of the date of this prospectus is 11.3% on the book profits as determined under the Indian Companies Act. The effective tax rate for fiscal 2007 was 11.2%. Amounts paid as minimum alternative tax may be applied towards regular income taxes payable in any of the succeeding seven years.
      A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
      We currently pay an excise duty of 16.0% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.
      We are also subject to other government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan, India, based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore mined and 5.0% of the LME lead metal price payable on the lead metal contained in the ore mined. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.

Exchange Rates
      We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
      The following table sets forth the fluctuations in the value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:
Number of Indian Rupees equal to
one US dollar (April 1, 2004 to
March 30, 2007)
Number of Australian dollars equal to
one US dollar (April 1, 2004 to
March 30, 2007)

Source: Federal Reserve Bank of New York.

Power Business
      We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan. See “Business — Our Future Commercial Power Generation Business” for additional details on our plans for this future business.
Critical Accounting Estimates
      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. In the course of preparing these financial statements, our management has made estimates based on, and assumptions that impact, the amounts recognized in our consolidated financial statements. For a discussion of our significant accounting policies, see note 2 to our consolidated financial statements. We believe the critical accounting estimates described below are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
     Mine Properties
      The carrying value of mine properties is determined by depleting the assets over the life of the respective mine using the unit of production method based on proven and probable reserves. The estimation of our proven and probable reserves is subject to assumptions and may change when new information becomes available. Changes in reserve estimates as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could impact depleting rates, asset carrying values and environmental and restoration accruals.
     Useful Economic Lives of Assets and Impairment
      Property, plant and equipment, other than mine properties, are depreciated over their useful economic lives. Management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values.
      We also review our property, plant and equipment, including mine properties, for possible impairment if there are events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. In assessing property, plant and equipment for impairment, factors leading to significant reductions in profits such as changes in commodity prices, our business plans and significant downward revisions in the estimated mining reserves are taken into consideration. The carrying value of the assets and associated mining reserves is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. This involves management estimate of commodity prices, market demand and supply, economic and regulatory climates, long-term mine plans and other factors. Any subsequent changes to cash flow due to changes in the above mentioned factors could impact on the carrying value of the assets.
     Asset Retirement Obligations
      Liabilities have been recognized for costs associated with restoration and rehabilitation of mine sites as the obligation to incur such costs arises and when a reasonable estimate of such costs can be made. Such costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities. The costs of restoration are capitalized when incurred, reflecting our obligations at that time, and a corresponding liability is created. The capitalized asset is charged to the income statement over the life of the asset through depreciation and the accretion of the discount on the liability over the life of the operation. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.
     Commitments, Contingencies and Guarantees
      We also have significant capital commitments in relation to various capital projects which are not recognized on the balance sheet. In the normal course of business, contingent liabilities may arise from litigation and other claims against us. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which we are involved, it is not expected that such contingencies will have a materially adverse effect on our financial position or profitability.
     Deferred Tax
      In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. In each jurisdiction, we estimate the actual amount of taxes currently payable or receivable. We also estimate the tax bases of assets and liabilities based on estimates, and such estimates may change when the tax returns are prepared. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to the year when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted as of the balance sheet date. We do not record deferred taxes on unremitted earnings of subsidiaries, associates and joint ventures based on timing of the reversal of the temporary differences where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely. Deferred tax assets are reviewed for recoverability and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. If we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.
Results of Operations

Overview

Consolidated Statement of Operations Data
      The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Year Ended March 31,

	2005	2006	2007

Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Other operating revenues	0.9	1.1	0.9

Total revenue	100.9	101.1	100.9
Cost of sales	(75.9)	(70.8)	(60.0)
Selling and distribution expenses	(2.1)	(1.7)	(1.4)
General and administration expenses	(3.6)	(2.1)	(1.1)
Other income/(expenses):
Gain on sale of real estate	—	—	0.4
Impairment of assets	(1.9)	—	—
Voluntary retirement scheme expenses	(0.3)	—	(0.0)
Guarantees, impairment of investments and loans	—	(1.1)	—

Operating income	17.1	25.4	38.8
Interest and dividend income	2.7	1.5	0.9
Interest expense	(2.9)	(2.6)	(1.8)
Net realized and unrealized investment gains	0.6	0.4	0.9

Income before income taxes, minority interests and equity in net (loss)/income of associate	17.5	24.8	38.8
Income taxes
Current	(4.0)	(6.4)	(9.6)
Deferred	(1.2)	(0.9)	(0.8)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	12.3	17.5	28.4
Minority interests	(4.1)	(4.9)	(8.7)
Equity in net (loss)/income of associate, net of taxes	—	(0.1)	—

Net income from continuing operations	8.2	12.5	19.7
Discontinued Operations:
Income from divested business, net of tax	0.3	0.3	—

Net income	8.5%	12.8%	19.7%

Net Sales by Geographic Location
      The primary markets for our products are India and the Far East. Our exports to the Far East are primarily to China, South Korea, Singapore and Thailand. Other markets include a variety of countries mostly in the Middle East and Europe. While we endeavor to sell as large a quantity of our products as possible domestically due to the Indian market premium that we receive on domestic sales, our domestic sales as a percentage of our total sales have decreased in recent years as our production volume increased more rapidly than demand in the domestic market. The following table sets forth our net sales from each of our primary markets and our net sales from each of our primary markets as a percentage of our total net sales for the periods indicated:

	Year Ended March 31,

	2005		2006		2007

		% of		% of			% of
	Net Sales	Net Sales	Net Sales	Net Sales	Net Sales		Net Sales

	(in millions, except percentages)
India	Rs. 44,208	66.3%	Rs. 68,852	56.1%	Rs. 114,222	$2,650.2	47.3%
Far East(1)	14,269	21.4	22,654	18.4	69,624	1,615.4	28.9
Other(2)	8,166	12.3	31,285	25.5	57,400	1,331.8	23.8

Total	Rs. 66,643	100.0%	Rs. 122,791	100.0%	Rs. 241,246	$5,597.4	100.0%

Note:

(1)	Far East includes a number of countries, primarily including China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, United Arab Emirates, or U.A.E., Turkey, Qatar, Saudi Arabia, Syria, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland, Australia, Cameroon, Malawi and Iran.

Customer Concentration
      The following table sets forth for the periods indicated:

•	the percentage of our net sales accounted for by our ten largest customers on a consolidated basis; and

•	for each of our three primary businesses, the percentage of the net sales of such business accounted for by the ten largest customers of such business.

	Year Ended March 31,

	2005	2006	2007

Consolidated	17.9%	20.0%	22.2%
Copper	25.0	32.0	33.9
Zinc	35.5	27.6	47.0
Aluminum	38.1	42.1	39.9
      No single customer accounted for 10% or more of our net sales on a consolidated basis or for any of our primary businesses in any of the periods indicated.
Comparison of Years Ended March 31, 2006 and March 31, 2007
Net Sales, Other Operating Revenues and Operating Income
Consolidated
      Net sales increased from Rs. 122,791 million in fiscal 2006 to Rs. 241,246 million ($5,597.4 million) in fiscal 2007, an increase of Rs. 118,455 million, or 96.5%. Net sales increased primarily as a result of higher metal prices across all our businesses and higher sales volumes enabled by the commissioning of our new capacities at Tuticorin for copper smelting, at Chanderiya for zinc smelting and at Korba for aluminum smelting. Our copper, zinc and aluminum businesses contributed 39.9%, 40.0% and 20.1% of our increase in net sales, respectively.
      Other operating revenues increased from Rs. 1,334 million in fiscal 2006 to Rs. 2,251 million ($52.2 million) in fiscal 2007, an increase of Rs. 917 million, or 68.7%. The increase was primarily due to sales of surplus power by BALCO to state electricity boards, or SEBs, as the captive power plant for the Korba expansion was completed and fully operational while the new smelter was still being ramped-up and did not use all of the available power capacity before its full commissioning in November 2006. These sales of surplus power were due to temporary situations that are not expected to occur in future periods as to this particular Korba expansion, though similar situations may occur with respect to any of our future expansion projects as a result of captive power plants being completed in advance of the facilities for which they were built to provide power.
      Operating income increased from Rs. 31,131 million in fiscal 2006 to Rs. 93,511 million ($2,169.6 million) in fiscal 2007, an increase of Rs. 62,380 million, or 200.4%. The increase was primarily as a result of increased operating income in our zinc, copper and aluminum businesses. Operating margin increased from 25.4% in fiscal 2006 to 38.8% in fiscal 2007 as a result of increased operating margins in all of our businesses, and particularly in our zinc business. Contributing factors to our consolidated operating income were as follows:

•	Cost of sales increased from Rs. 86,981 million in fiscal 2006 to Rs. 144,798 million ($3,359.6 million) in fiscal 2007, an increase of Rs. 57,817 million, or 66.5%. Cost of sales increased primarily in our copper business as a result of higher copper concentrate prices and an increase in volume in our aluminum business due to the phased commissioning of our new Korba smelter. Cost of sales as a percentage of net sales, however, decreased from 70.8% in fiscal 2006 to 60.0% in fiscal 2007, primarily due to higher commodity prices relative to the costs of production, which were relatively unchanged except for the cost of copper concentrate.

•	Selling and distribution expenses increased from Rs. 2,117 million in fiscal 2006 to Rs. 3,444 million ($79.9 million) in fiscal 2007, an increase of Rs. 1,327 million, or 62.7%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, however, selling and distribution expenses decreased from 1.7% in fiscal 2006 to 1.4% in fiscal 2007 as a result of higher metal prices.

•	General and administrative expenses increased from Rs. 2,596 million in fiscal 2006 to Rs. 2,633 million ($61.1 million) in fiscal 2007, an increase of Rs. 37 million, or 1.4%, and as a percentage of net sales decreased from 2.1% in fiscal 2006 to 1.1% in fiscal 2007. As these expenses are of a relatively fixed nature, as a percentage of net sales such expenses decreased between fiscal 2006 and fiscal 2007 as a result of the increase in net sales by Rs. 118,455 million.

•	We incurred voluntary retirement scheme expenses in fiscal 2007 of Rs. 97 million ($2.3 million) for a voluntary retirement package offered to employees of HZL, compared to no voluntary retirement scheme expenses in fiscal 2006.

•	We earned a profit of Rs. 986 million ($22.9 million) in fiscal 2007 from the sale of property in Mumbai comprising land and building, for an amount of Rs. 1,000 million ($23.2 million).

•	Depreciation, depletion and amortization increased from Rs. 4,511 million in fiscal 2006 to Rs. 5,959 million ($138.3 million) in fiscal 2007, an increase of Rs. 1,448 million, or 32.1%. This increase related primarily to capitalization of our expanded capacities in our aluminum business.

Copper
      Net sales in the copper segment increased from Rs. 67,921 million in fiscal 2006 to Rs. 115,192 million ($2,672.7 million) in fiscal 2007, an increase of Rs. 47,271 million, or 69.6%. This increase was primarily due to a 70.4% increase in the average copper LME price and a 14.5% increase in sales volume between fiscal 2006 and 2007. Specifically:

•	Copper cathode production increased from 273,048 tons in fiscal 2006 to 312,720 tons in fiscal 2007, an increase of 14.5%, enabled by a capacity expansion at our Tuticorin facility which increased the anode and cathode capacities to 400,000 tpa in November 2006. Copper cathode sales increased from 105,268 tons in fiscal 2006 to 133,402 tons in fiscal 2007, an increase of 26.7%. Copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a quantity of copper rods as possible.

•	Production of copper rods increased from 166,497 tons in fiscal 2006 to 177,882 tons in fiscal 2007, an increase of 6.8%. This resulted from the ramp-up in our rod mill capacity at Tuticorin. Copper rod sales increased from 166,356 tons in fiscal 2006 to 177,746 tons in fiscal 2007, an increase of 6.8%. The increase in sales was due to our increase in production.

•	The daily average copper cash settlement price on the LME increased from $4,099 per ton in fiscal 2006 to $6,984 per ton in fiscal 2007, an increase of 70.4%.

•	Sales of copper in the Indian market increased from 106,270 tons in fiscal 2006 to 116,522 tons in fiscal 2007, an increase of 9.6%, and our exports increased from 165,354 tons in fiscal 2006 to 194,626 tons in fiscal 2007, an increase of 17.7%. Our increase in exports was enabled by our increased production levels and growth in nearby export markets. While we endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales declined between fiscal 2006 and fiscal 2007 as our production volume increased more rapidly than demand in the domestic market.

      Operating income in the copper segment increased from Rs. 7,659 million in fiscal 2006 to Rs. 17,235 million ($399.9 million) in fiscal 2007, an increase of Rs. 9,576 million, or 125.0%. This was achieved as a result of higher TcRc rates and higher sales volume, as well as increased profitability from our captive copper mine due to higher copper LME prices and gain from sale of real estate. In particular:

•	TcRc rates increased from an average of 23.1¢/lb realized in fiscal 2006 to an average of 31.1¢/lb realized in fiscal 2007 as a result of favorable market conditions.

•	Cost of production, which consists of cost of smelting and refining costs, remained the same at 6.1¢/lb in fiscal 2006 and 2007. Higher energy prices which impacted costs were offset by higher credit for free metal due to higher LME prices.

•	Higher copper LME prices contributed to increased profitability of our mining operations, which was partially offset by reduced production due to the closure of one of our two mines in Australia in July 2005.

•	We earned a profit of Rs. 986 million ($22.9 million) in fiscal 2007 from the sale of real estate in Mumbai.

Zinc
      Net sales in the zinc segment increased from Rs. 38,573 million in fiscal 2006 to Rs. 85,963 million ($1,994.5 million) in fiscal 2007, an increase of Rs. 47,390 million, or 122.9%. This increase was primarily due to a 121.9% increase in the average zinc LME price, an 8.3% increase in sales volume and sales of surplus zinc and lead concentrate between fiscal 2006 and 2007. Specifically:

•	The daily average zinc cash settlement price on the LME increased from $1,614 per ton in fiscal 2006 to $3,581 per ton in fiscal 2007, an increase of 121.9%.

•	Zinc ingot production increased from 283,698 tons in fiscal 2006 to 348,316 tons in fiscal 2007, an increase of 22.8%, as a result of the progressive commissioning of HZL’s new 170,000 tpa hydrometallurgical zinc smelter at Chanderiya in May 2005. The new zinc smelter at Chanderiya produced 135,673 tons in fiscal 2007 as compared to 71,049 tons of zinc in fiscal 2006.

•	Zinc ingot sales increased from 322,744 tons in fiscal 2006 to 349,615 tons in fiscal 2007, an increase of 8.3%, enabled by higher production and strong market demand primarily in Asia.

•	Zinc ingot sales in the domestic market decreased from 309,128 tons in fiscal 2006 to 204,286 tons in fiscal 2007, a decrease of 33.9%. This decrease is mainly due to lower consumption in the domestic market by end-users. Export sales increased from 13,616 tons in fiscal 2006 to 145,329 tons in fiscal 2007, an increase of 131,713 tons, due to lower consumption in the domestic market and development of new export markets.

•	HZL’s sales were augmented in fiscal 2006 by the tolling of zinc concentrate. Our tolling arrangements involve sending surplus zinc concentrate from our mines to third party smelters who return the zinc metal post-conversion to us. We engage in tolling from time to time to take advantage of domestic demand. HZL tolled 34,890 tons of zinc in fiscal 2006 and 251 tons in fiscal 2007. The decrease in tolling was due to the increase in production from HZL’s new zinc smelter at Chanderiya.

•	HZL also sold surplus zinc concentrate of 194,704 dry metric tons, or dmt, in fiscal 2006 and 254,249 dmt in fiscal 2007. Lead concentrate sales were 59,050 dmt in fiscal 2007 and none in fiscal 2006.

•	Lead ingot production increased from 23,636 tons in fiscal 2006 to 44,552 tons in fiscal 2007, an increase of 88.5%, as a result of commissioning of our new lead smelter at Chanderiya. Sales of lead ingots increased from 26,928 tons in fiscal 2006 to 44,916 tons in fiscal 2007, an increase of 66.8%.

      Operating income in the zinc segment increased from Rs. 21,287 million in fiscal 2006 to Rs. 62,908 million ($1,459.6 million) in fiscal 2007, an increase of Rs. 41,621 million, or 195.5%. Operating margin increased from 55.2% in fiscal 2006 to 73.2% in fiscal 2007. Operating income and margin increased as a result of higher zinc LME prices and higher zinc ingot and zinc and lead concentrate sales volumes, while cost of production remained higher due to high royalties which are LME-linked. Unit cost of production excluding royalties was $606 per ton in fiscal 2007, which was higher by $31 per ton compared with fiscal 2006 level of $575 per ton. Unit costs rose primarily due to lower realization for by-products and higher manufacturing expenses, which were largely offset by lower energy costs following the stabilization of the captive power plant at Chanderiya. Royalties, which are LME-linked, amounted to $256 per ton in fiscal 2007 compared with $116 per ton in fiscal 2006, leading to total unit costs of production at $862 per ton in fiscal 2007 compared to $691 per ton in fiscal 2006.
Aluminum
      Net sales in the aluminum segment increased from Rs. 16,297 million in fiscal 2006 to Rs. 40,091 million ($930.2 million) in fiscal 2007, an increase of Rs. 23,794 million, or 146.0%, due to an increase in sales volume by 84.0% and an increase in the average aluminum LME price by 31.3% between fiscal 2006 and 2007. Primary and contributing factors to the increase include the following:

•	Aluminum production increased from 173,743 tons in fiscal 2006 to 313,189 tons in fiscal 2007, an increase of 80.3%, as our new Korba smelter of 245,000 tpa commenced phased and progressive commissioning in fiscal 2007 and was fully commissioned in November 2006. The new smelter at Korba produced 207,643 tons of aluminum in fiscal 2007 as compared to 69,014 tons of aluminum in fiscal 2006.

•	Aluminum sales increased from 171,206 tons (including 13,588 tons capitalized) in fiscal 2006 to 315,002 tons in fiscal 2007, an increase of 84.0%. Sales of aluminum ingots increased from 57,100 tons in fiscal 2006 to 184,482 tons in fiscal 2007, an increase of 223.1%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 64,499 tons in fiscal 2006 to 72,948 tons in fiscal 2007, an increase of 13.1%. Rolled product sales increased from 49,607 tons in fiscal 2006 to 57,572 tons in fiscal 2007, an increase of 16.1%. The increases in sales of wire rods and rolled products reflect increased demand for these products, particularly in the electrical and construction sectors, and our continued focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 158,788 tons in fiscal 2006 to 224,163 tons in fiscal 2007, an increase of 41.2%, as a result of increased production from our new Korba smelter which was fully commissioned in November 2006.

•	We exported 90,839 tons of aluminum in fiscal 2007 and 12,418 tons in fiscal 2006. Our exports in fiscal 2007 increased due to increased production as our new Korba smelter commenced phased and progressive commissioning, and with full commissioning in November 2006, as production continues to increase, we anticipate increased sales to the export markets. The remainder of our sales was to the domestic market where we are able to sell our products at a higher price.

•	The daily average aluminum cash settlement price on the LME increased from $2,028 per ton in fiscal 2006 to $2,663 per ton in fiscal 2007, an increase of 31.3%.

      Operating income in the aluminum segment increased from Rs. 3,496 million in fiscal 2006 to Rs. 13,371 million ($310.2 million) in fiscal 2007, an increase of Rs. 9,875 million, or 282.5%. Operating margin improved from 21.5% in fiscal 2006 to 33.4% in fiscal 2007. Operating income and margin improvements were achieved due to higher sales volume, higher aluminum LME prices and lower costs for the new Korba smelter in fiscal 2007 as follows:

•	Cost of production of the existing smelter marginally increased from $1,497 per ton in fiscal 2006 to $1,510 per ton in fiscal 2007, an increase of 0.9%. The costs increased primarily on account of higher input prices of carbon and fluoride which was largely offset by savings in power costs due to better operational efficiencies at the captive power plants.

•	Cost of production of the new smelter at Korba was $1,687 per ton in fiscal 2007. Cost of production was higher than the existing smelter on account of high alumina prices as the new Korba smelter uses alumina sourced from external suppliers. Average cost of alumina per ton of aluminum was $947 in fiscal 2007. Other manufacturing costs at the new Korba smelter were $740 per ton in fiscal 2007, which were progressively reduced due to the increase in production volume and stabilization of operating parameters at the smelter despite the increase in carbon and fluoride costs.

Corporate and Others
      Operating loss in our corporate and other business segment was Rs. 1,311 million in fiscal 2006 compared to Rs. 3 million ($0.1 million) in fiscal 2007. Operating loss in fiscal 2006 was due to impairment of investment, loans and guarantees of Rs. 1,300 million pertaining to IFL. The remaining amount is primarily related to general and administrative expenses of a paper company which never became operational and which we determined not to pursue further.
Interest and Dividend Income
      Interest and dividend income increased from Rs. 1,873 million in fiscal 2006 to Rs. 2,072 million ($48.1 million) in fiscal 2007, an increase of Rs. 199 million, or 10.6%, due to higher levels of deposits.
Interest Expense
      Interest expense increased from Rs. 3,238 million in fiscal 2006 to Rs. 4,329 million ($100.4 million) in fiscal 2007, an increase of Rs. 1,091 million, or 33.7%. The increase in interest expense was due to the borrowing costs related to our capacity expansions at Korba, which had previously been capitalized, being charged to the income statement with the phased commissioning of the new Korba smelter, high working capital in our copper business due to higher LME prices and hardening of interest rates.

Net Realized and Unrealized Investment Gains
      Net realized and unrealized investment gains increased from Rs. 541 million in fiscal 2006 to Rs. 2,280 million ($52.9 million) in fiscal 2007, an increase of Rs. 1,739 million, or 321.4%, primarily due to higher levels of term investments in the zinc and copper businesses.
Income Taxes
      Income taxes increased from Rs. 9,005 million in fiscal 2006 to Rs. 25,159 million ($583.7 million) in fiscal 2007. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net (loss)/income of associate, was 29.7% in fiscal 2006 and 26.9% in fiscal 2007. The effective tax rate was lower in fiscal 2007 as the copper refinery and copper rod plant at Tuticorin were classified as export oriented units during fiscal 2007, the profits of which are exempt from Indian income tax. The newly commissioned wind power plant of 38.4 MW and Chanderiya captive power plant of 154 MW at our zinc business and the 540 MW captive power plant at our aluminum business benefit from tax holiday exemptions. The reduction in effective tax rate was partially offset by higher tax rates at our Australian operations, which are now subject to the full income tax rate of 30% after having exhausted accumulated losses.
Minority Interests
      Minority interests as a percentage of net profits increased from 28.5% in fiscal 2006 to 30.8% in fiscal 2007. This increase was as a result of a change in the profit mix between subsidiaries, with a greater percentage of profits coming from our zinc and aluminum business in fiscal 2007.
Equity in Net (Loss)/Income of Associate, Net of Taxes
      Equity in net loss of associate was Rs. 99 million in fiscal 2006 as compared to a net profit of Rs. 24 million ($0.6 million) in fiscal 2007, which primarily related to foreign exchange losses and gains and the interest income and expenditure on project funds temporarily deployed and being utilized in a phased manner on the Vedanta Alumina project.
Income from Divested Business, Net of Tax
      Income from divested business, net of tax decreased from Rs. 369 million in fiscal 2006 to Rs. 86 million ($2.0 million) in fiscal 2007, a decrease of Rs. 283 million, or 76.7%. This was due to the sale of our aluminum conductor business to Sterlite Optical Technologies Limited, or SOTL, a company owned and controlled by Volcan, for Rs. 1,485 million ($34.5 million) which was agreed upon on June 30, 2006. The sale of this non-core business was approved by our shareholders on September 30, 2006. The loss on account of this sale was Rs. 105 million ($2.4 million), which was recorded as an adjustment to additional paid-in capital in shareholders’ equity as this was a transaction between companies under common control.

Comparison of Years Ended March 31, 2005 and March 31, 2006

Net Sales, Other Operating Revenues and Operating Income

Consolidated
      Net sales increased from Rs. 66,643 million in fiscal 2005 to Rs. 122,791 million in fiscal 2006, an increase of Rs. 56,148 million, or 84.3%. Net sales increased primarily as a result of higher sales volumes, enabled by the commissioning of our new capacities at Tuticorin for copper smelting, at Korba for aluminum smelting and at Chanderiya for zinc smelting, and by higher metal prices. Our copper, zinc and aluminum businesses contributed 59.5%, 29.6% and 10.9% of our increase in net sales, respectively.
      Other operating revenues increased from Rs. 628 million in fiscal 2005 to Rs. 1,334 million in fiscal 2006, an increase of Rs. 706 million, or 112.4%. The increase was due to sales of surplus power by

BALCO and HZL to SEBs, as the captive power plants for their respective Korba and Chanderiya expansions were completed and fully operational while the new smelters were still being ramped-up and did not use all of the available power capacity. These sales of surplus power were due to temporary situations that are not expected to occur in future periods as to these particular Korba and Chanderiya expansions, though similar situations may occur with respect to any of our future expansion projects as a result of captive power plants being completed in advance of the facilities for which they were built to provide power.
      Operating income increased from Rs. 11,396 million in fiscal 2005 to Rs. 31,131 million in fiscal 2006, an increase of Rs. 19,735 million, or 173.2%. The increase was primarily as a result of increased operating income in our zinc and copper businesses. Operating margin increased from 17.1% in fiscal 2005 to 25.4% in fiscal 2006 as a result of increased operating margins in all of our businesses, and particularly in our zinc business. Contributing factors to our consolidated operating income were as follows:

•	Cost of sales increased from Rs. 50,615 million in fiscal 2005 to Rs. 86,981 million in fiscal 2006, an increase of Rs. 36,366 million, or 71.8%. Cost of sales increased primarily in our copper business as we purchased significantly more copper concentrate to support the increased production at our Tuticorin smelter and as a result of higher copper concentrate prices. Cost of sales as a percentage of net sales, however, decreased from 75.9% in fiscal 2005 to 70.8% in fiscal 2006, primarily due to the increase in selling prices due to higher commodity prices relative to the cost of production, which was relatively unchanged except for the cost of copper concentrate.

•	Selling and distribution expenses increased from Rs. 1,428 million in fiscal 2005 to Rs. 2,117 million in fiscal 2006, an increase of Rs. 689 million, or 48.2%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to sales volume. As a percentage of net sales, however, selling and distribution expenses decreased from 2.1% in fiscal 2005 to 1.7% in fiscal 2006 as a result of higher metal prices.

•	General and administrative expenses increased from Rs. 2,370 million in fiscal 2005 to Rs. 2,596 million in fiscal 2006, an increase of Rs. 226 million, or 9.5%, and as a percentage of net sales decreased from 3.6% in fiscal 2005 to 2.1% in fiscal 2006. As these expenses are of a relatively fixed nature, as a percentage of net sales such expenses decreased between fiscal 2005 and fiscal 2006 as a result of the increase in net sales.

•	We incurred voluntary retirement scheme expenses in fiscal 2005 of Rs. 186 million for a voluntary retirement package offered to employees of HZL, with no voluntary retirement scheme expenses in fiscal 2006.

•	We recorded impairment of assets relating to certain plants, machinery and buildings as part of our annual impairment review and recognized an expense of Rs. 1,276 million in fiscal 2005. This expense consisted primarily of the impairment of the inactive assets of a paper company that we had previously invested in but which never became operational and which we determined not to pursue further. We intend to dispose of these assets and expect to realize their remaining net book value upon disposal. We had no impairment of assets charges in fiscal 2006.

•	In fiscal 2006, we reviewed the corporate guarantees we had given to certain banks in relation to debts of IFL, a company in which MALCO owns 38.8%. We also reviewed the investments in preference shares of and loans we provided to IFL. We recorded impairments of Rs. 240 million in relation to preference share investment, Rs. 276 million in relation to loans and Rs. 784 million in relation to corporate guarantees, totaling Rs. 1,300 million.

•	Depreciation, depletion and amortization increased from Rs. 3,230 million in fiscal 2005 to Rs. 4,511 million in fiscal 2006, an increase of Rs. 1,281 million, or 39.7%. This increase related primarily to capitalization of our expanded capacities in our aluminum and zinc businesses.

Copper
      Net sales in the copper segment increased from Rs. 34,508 million in fiscal 2005 to Rs. 67,921 million in fiscal 2006, representing an increase of Rs. 33,413 million, or 96.8%. This increase was primarily due to a 58.0% increase in sales volume and a 36.7% increase in the average copper LME price between fiscal 2005 and 2006. Specifically:

•	Copper cathode production increased from 171,992 tons in fiscal 2005 to 273,048 tons in fiscal 2006, an increase of 58.8%, enabled by a capacity expansion at our Tuticorin facility which increased the smelter’s copper anode capacity from 180,000 tpa to 300,000 tpa and the addition of a refinery at our Tuticorin facility with a capacity of 120,000 tpa of copper cathode. Copper cathode sales increased from 48,476 tons in fiscal 2005 to 105,268 tons in fiscal 2006, an increase of 117.2%. Copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margin, we endeavor to sell as large a quantity of copper rods as possible.

•	Production of copper rods increased from 125,406 tons in fiscal 2005 to 166,497 tons in fiscal 2006, an increase of 32.8%. This resulted from the increase in our rod mill capacity at Tuticorin. Copper rod sales increased from 123,384 tons in fiscal 2005 to 166,356 tons in fiscal 2006, an increase of 34.8%. The increase in sales was due to our increase in production.

•	The daily average copper cash settlement price on the LME increased from $2,999 per ton in fiscal 2005 to $4,099 per ton in fiscal 2006, an increase of 36.7%.

•	Sales of copper in the Indian market increased from 82,564 tons in fiscal 2005 to 106,270 tons in fiscal 2006, an increase of 28.7%, and our exports increased from 89,296 tons in fiscal 2005 to 165,354 tons in fiscal 2006, an increase of 85.2%. In the domestic market, we increased our market share from 38% in fiscal 2005 to 43% in fiscal 2006 for primary copper due to our increased production levels enabling us to fill much of the increased market demand. Our increase in exports was enabled by our increased production levels, and growth in nearby export markets. While we endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales declined between fiscal 2005 and fiscal 2006 as our production volume increased more rapidly than demand in the domestic market.
      Operating income in the copper segment increased from Rs. 2,440 million in fiscal 2005 to Rs. 7,659 million in fiscal 2006, an increase of Rs. 5,219 million, or 213.9%. This was achieved as a result of higher sales volume, higher TcRc rates and lower cost of production, as well as increased profitability from our captive copper mines due to higher copper LME prices. In particular:

•	TcRc rates increased from an average of 8.6¢/lb realized in fiscal 2005 to an average of 23.1¢/lb realized in fiscal 2006 as a result of favorable market conditions.

•	Cost of production, which consists of cost of smelting and refining costs, decreased from 7.1¢/lb in fiscal 2005 to 6.1¢/lb in fiscal 2006, due to higher volumes and improved realization of by-products, partially offset by higher energy costs.

•	Higher copper LME prices contributed to increased profitability of our mining operations, which was partially offset by reduced production due to the closure of one of our two mines in Australia in July 2005.

Zinc
      Net sales in the zinc segment increased from Rs. 21,967 million in fiscal 2005 to Rs. 38,573 million in fiscal 2006, an increase of Rs. 16,606 million, or 75.6%. This increase was primarily due to a 45.7%

increase in the average zinc LME price and an 11.7% increase in sales volumes between fiscal 2005 and fiscal 2006. Specifically:

•	The daily average zinc cash settlement price on the LME increased from $1,108 per ton in fiscal 2005 to $1,614 per ton in fiscal 2006, an increase of 45.7%.

•	Zinc ingot production increased from 212,445 tons in fiscal 2005 to 283,698 tons in fiscal 2006, an increase of 33.5%, as a result of the commissioning of HZL’s new 170,000 tpa hydrometallurgical zinc smelter at Chanderiya in May 2005. The new zinc smelter at Chanderiya produced 71,049 tons of zinc in fiscal 2006.

•	Zinc ingot sales increased from 288,866 tons in fiscal 2005 to 322,744 tons (including 1,030 tons capitalized) in fiscal 2006, an increase of 11.7%, enabled by higher production and strong market demand.

•	Zinc ingot sales in the domestic market increased from 266,586 tons in fiscal 2005 to 309,128 tons in fiscal 2006, an increase of 16.0%, enabling an increase of HZL’s domestic market share from 71% in fiscal 2005 to 73% in fiscal 2006. Export sales decreased from 22,280 tons in fiscal 2005 to 13,616 tons in fiscal 2006, a decrease of 38.9%, due to increased sales in the domestic market as a result of higher demand.

•	HZL’s domestic sales were augmented by the tolling of zinc concentrate. Our tolling arrangements involve sending surplus zinc concentrate from our mines to third party smelters who return the zinc metal post- conversion to us. We engage in tolling from time to time to take advantage of domestic demand. HZL tolled 53,479 tons of zinc in fiscal 2005 and 34,890 tons in fiscal 2006. The decrease in tolling was due to the increase in production from HZL’s new zinc smelter at Chanderiya.

•	HZL also sold surplus zinc concentrate of 57,699 dmt in fiscal 2005 and 194,704 dmt in fiscal 2006. Lead concentrate sales were 52,039 dmt in fiscal 2005 and none in fiscal 2006.

•	Lead ingot production increased from 15,727 tons in fiscal 2005 to 23,636 tons in fiscal 2006, an increase of 50.3%. Sales of lead ingots increased from 14,622 tons in fiscal 2005 to 26,928 tons in fiscal 2006, an increase of 84.2%. The sales were higher than production as we sold our lead ingot inventory remaining from the previous fiscal year.
      Operating income in the zinc segment increased from Rs. 8,309 million in fiscal 2005 to Rs. 21,287 million in fiscal 2006, an increase of Rs. 12,978 million, or 156.2%. Operating margin increased from 37.8% in fiscal 2005 to 55.2% in fiscal 2006. Operating income and margin increased as a result of higher zinc ingot and zinc concentrate sales volumes and higher zinc LME prices, while cost of production remained stable. Unit cost of production was $691 per ton in fiscal 2006, which was marginally lower than the fiscal 2005 level of $695 per ton. The reduced cost of production was enabled by increased volumes, improved operating efficiencies and reduced raw material costs, primarily metcoke and thermal coal. This was partially offset by higher zinc LME-linked royalties which adversely impacted cost of production by $35 per ton.

Aluminum
      Net sales in the aluminum segment increased from Rs. 10,168 million in fiscal 2005 to Rs. 16,297 million in fiscal 2006, an increase of Rs. 6,129 million, or 60.3%, due to an increase in sales volume by 71.0% and an increase in the average aluminum LME price by 14.0% between fiscal 2005 and fiscal 2006. Primary and contributing factors to the increase include the following:

•	Aluminum production increased from 100,272 tons in fiscal 2005 to 173,743 tons in fiscal 2006, an increase of 73.3%, as our new Korba smelter of 245,000 tpa commenced phased commissioning in fiscal 2006. The new smelter at Korba produced 69,014 tons of aluminum in fiscal 2006. The existing smelter production increased from 100,272 tons in fiscal 2005 to 104,729 tons in fiscal 2006, an increase of 4.4% achieved through improved operational efficiencies.

•	Aluminum sales increased from 100,142 tons in fiscal 2005 to 171,206 tons (including 13,588 tons capitalized) in fiscal 2006, an increase of 71.0%. Sales of aluminum ingots increased from 8,625 tons in fiscal 2005 to 57,100 tons in fiscal 2006, an increase of 562.0%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 48,183 tons in fiscal 2005 to 64,499 tons in fiscal 2006, an increase of 33.9%. Rolled product sales increased from 43,334 tons in fiscal 2005 to 49,607 tons in fiscal 2006, an increase of 14.5%. The increases in sales of wire rods and rolled products reflect increased demand for these products in the domestic market, particularly in the electrical and construction sectors, and our increased focus on the sale of value-added products.

•	We exported 12,418 tons of aluminum in fiscal 2006 and none in fiscal 2005. Our exports in fiscal 2006 were due to increased production as our new Korba smelter commenced phased commissioning, and as production continues to increase, we anticipate increased sales to the export markets. The remainder of our sales were to the domestic market where we are able to sell our products at a higher price.

•	The daily average aluminum cash settlement price on the LME increased from $1,779 per ton in fiscal 2005 to $2,028 per ton in fiscal 2006, an increase of 14.0%.

      Operating income in the aluminum segment increased from Rs. 1,824 million in fiscal 2005 to Rs. 3,496 million in fiscal 2006, an increase of Rs. 1,672 million, or 91.7%. Operating margin improved from 17.9% in fiscal 2005 to 21.5% in fiscal 2006. Operating income and margin improvements were achieved due to higher sales volume and higher aluminum LME prices in fiscal 2006, which offset increases in the cost of production as follows:

•	Cost of production of the existing smelter increased from $1,347 per ton in fiscal 2005 to $1,497 per ton in fiscal 2006, an increase of 11.1%. Cost of production increased on account of higher power cost due to a change in coal mix to higher-priced imported coal as well due to higher coal prices generally. Starting April 1, 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, including BALCO, except utilities, forcing BALCO to utilize higher-priced imported coal and increasing its total power generation costs. The cost of some of the other key raw materials also increased, in particular caustic soda, fluoride and carbon.

•	Cost of production of the new smelter at Korba was $2,045 per ton in fiscal 2006. Cost of production was higher than the existing smelter on account of high alumina prices as the new Korba smelter uses alumina sourced from external suppliers. Average cost of alumina per ton of aluminum was $1,160. Other manufacturing costs at the new Korba smelter were progressively reduced during fiscal 2006 due to the increase in production volume, stabilization of operating parameters at the smelter and the addition of the new 540 MW captive power plant, though the increase in the cost of coal has increased the cost of production at the new Korba smelter.

Corporate and Others
      Operating loss in our corporate and other business segment increased from Rs. 1,177 million in fiscal 2005 to Rs. 1,311 million in fiscal 2006. Operating loss in fiscal 2006 was due to impairment of investment, loans and guarantees of Rs. 1,300 million pertaining to IFL, while operating loss in fiscal 2005 was due to impairment of Rs. 1,056 million of the inactive assets of a paper company that we had previously invested in but which never became operational and which we determined not to pursue further.

Interest and Dividend Income
      Interest and dividend income increased from Rs. 1,780 million in fiscal 2005 to Rs. 1,873 million in fiscal 2006, an increase of Rs. 93 million, or 5.2%, due to higher levels of investments.

Interest Expense
      Interest expense increased from Rs. 1,962 million in fiscal 2005 to Rs. 3,238 million in fiscal 2006, an increase of Rs. 1,276 million, or 65.0%. The increase in interest expense was due to the borrowing costs related to our capacity expansions at Korba and Chanderiya, which had previously been capitalized, being charged to the income statement with the partial commissioning of the new Korba smelter and the full commissioning of the new Chanderiya smelter in fiscal 2006.

Net Realized and Unrealized Investment Gains
      Net realized and unrealized investment gains increased from Rs. 399 million in fiscal 2005 to Rs. 541 million in fiscal 2006, an increase of Rs. 142 million, or 35.6%, due to higher levels of investments.

Income Taxes
      Income taxes increased from Rs. 3,505 million in fiscal 2005 to Rs. 9,005 million in fiscal 2006. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net loss of associate, was 30.2% in fiscal 2005 and 29.7% in fiscal 2006. During this period, the statutory corporate tax rate decreased from 36.6% in fiscal 2005 to 33.7% in fiscal 2006, a decrease of 2.9%. Disallowed expenses towards impairment of assets, guarantees, impairment of investments and loans in fiscal 2005 and fiscal 2006 also increased the effective tax rate. Though the amount of disallowed expenses did not change much, its impact was lower in fiscal 2006 due to increased profits. A lower amount of tax exemptions available at our copper and zinc operations in India also increased the effective tax rates as not all increased profits were covered by tax exemptions.

Minority Interests
      Minority interests as a percentage of net income from continuing operations decreased from 34.1% in fiscal 2005 to 28.5% in fiscal 2006. This decrease was as a result of a change in the profit mix between subsidiaries, with a greater percentage of profits coming from our wholly-owned copper business in fiscal 2006.

Equity in Net Loss of Associate, Net of Taxes
      Equity in net loss of associate was none in fiscal 2005 as compared to a net loss of Rs. 99 million in fiscal 2006, which was related to foreign exchange loss and the interest income and expenditure on the project funds temporarily deployed pending utilization on the project for Vedanta Alumina.

Income from Divested Business, Net of Tax
      Income from divested business, net of tax increased from Rs. 222 million in fiscal 2005 to Rs. 369 million in fiscal 2006, an increase of Rs. 147 million, or 66.2%. This increase was primarily attributable to increased operational efficiencies and higher realization for the aluminum conductor division, which was sold on June 30, 2006 to SOTL for Rs. 1,485 million.
Liquidity and Capital Resources

Capital Requirements
      Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	consolidation of our ownership in our various subsidiaries, including acquisition of the Government of India’s residual ownership interest in HZL;

•	the establishment of our planned commercial power generation business; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.
      We continue to consider increasing capacities of our existing businesses through greenfield and brownfield projects and through acquisitions as one of our major growth strategies. Historically, funding of this strategy came from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our share capital. We intend to finance acquisitions and our capital expenditures in the future through cash flow generated by our business, as well as external debt, and from the proceeds of this offering.
      Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminum products, as well as investments in our mining operations and our planned commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We spent Rs. 22,225 million in fiscal 2005, Rs. 15,919 million in fiscal 2006 and Rs. 25,362 million ($588.4 million) in fiscal 2007, largely on our capacity expansion projects at Korba, Chanderiya and Tuticorin. In fiscal 2008, we expect capital expenditures of approximately Rs. 5,721 million ($132.7 million) for the expansion of our zinc business to complete the construction of a new 170,000 tpa zinc smelter and associated power plant at Chanderiya, which we expect to complete at a total cost of Rs. 12,930 million ($300.0 million). We also expect capital expenditures in fiscal 2008 of approximately Rs. 7,321 million ($169.9 million) on the continued implementation of a number of capacity enhancements and improvements in operational efficiencies at HZL’s Chanderiya and Debari zinc smelters for increasing HZL’s total production capacity of zinc smelting by 88,000 tpa, construction of a new 80 MW thermal coal-based captive power plant at HZL’s Zawar mine and addition of mining equipment at HZL’s Rampura Agucha mine, which we expect to complete at a total cost of Rs. 7,770 million ($180.3 million). HZL has entered into contracts aggregating Rs. 6,006 million ($139.4 million) for the construction of wind power plants with a combined power generation capacity of 123.2 MW in the State of Gujarat and the State of Karnataka in India. The first 38.4 MW phase was commissioned in March 2007 in the State of Gujarat. We expect the remaining capacity to be commissioned progressively during fiscal 2008.
      We currently expect capital expenditures of approximately Rs. 75,742 million ($1,757.4 million) over the next three years by our wholly-owned subsidiary Sterlite Energy for the first phase, totaling 2,400 MW, of a planned thermal coal-based power facility, which we expect to complete at a total cost of Rs. 81,890 million ($1,900.0 million) over four years. We also currently expect, subject to the outcome of feasibility studies and the approval of BALCO’s lenders, its board of directors and shareholders, including the specific consent of the Government of India, and the amendment of its memorandum of association, capital expenditures of approximately Rs. 50,000 million ($1,160.1 million) over a period of time not yet determinable by BALCO to build a thermal coal-based 1,200 MW power facility, both as part of our plan to develop a commercial power generation business. In fiscal 2008 and 2009, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees, US dollars and Japanese Yen, of Rs. 8,353 million ($193.8 million) and Rs. 4,154 million ($96.4 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities, including the proceeds of this offering. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.
      Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we intend to exercise our call option to acquire the Government of India’s 29.5% ownership interest in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. See “Business — Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. In fiscal 2004, we acquired an additional 18.9% shareholding in

HZL at a purchase consideration of Rs. 3,239 million from the Government of India through the exercise of our call option.
      We have consistently paid dividends and have increased dividends declared from Rs. 330 million for fiscal 2005 to Rs. 698 million for fiscal 2006 and Rs. 2,234 million ($51.8 million) for fiscal 2007.

Capital Resources
      We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. Historically, our major sources of cash have been cash provided by operations and external debt, and we expect that these sources will continue to be our principal sources of cash in the next few years. Accordingly, in addition to the proceeds from this offering, we intend to continue to rely primarily on cash provided by operations and borrowings to meet our working capital and other capital requirements. We do not depend on off-balance sheet financing arrangements.

Net Cash Provided by Operating Activities
      Net cash provided by continuing operating activities was Rs. 40,418 million ($937.5 million) in fiscal 2007 compared to Rs. 19,595 million in fiscal 2006 and Rs. 6,075 million in fiscal 2005. Cash generation increased in fiscal 2007 primarily on account of higher operating income across all our businesses, with our zinc business accounting for a substantial portion of this increase. The cash used in operating assets and liabilities in fiscal 2007 was Rs. 32,750 million ($760.1 million), of which Rs. 24,174 million ($560.8 million) was towards short-term investments and deposits. Cash used for working capital purposes was Rs. 8,576 million ($199.0 million) in fiscal 2007, which consisted of an increase in accounts receivables, other current and non-current assets, and inventories which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. For fiscal 2006, cash used in operating assets and liabilities was Rs. 8,480 million, of which Rs. 5,668 million was towards short-term investments and deposits, and Rs. 2,812 million was cash used for working capital purposes consisting of an increase in accounts receivables, other current and non-current assets and inventories which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. For fiscal 2005, cash used in operating assets and liabilities was Rs. 7,277 million, consisting of an increase in short-term investments and deposits of Rs. 4,765 million, and Rs. 2,512 million was cash used for working capital purposes which increase was primarily due to an expansion in the volume of our business through capacity expansions and also due to substantial increases in prices across all our products.

Net Cash Used in Investing Activities
      Net cash used in investing activities was Rs. 21,391 million in fiscal 2005, Rs. 16,676 million in fiscal 2006 and Rs. 24,006 million ($556.8 million) in fiscal 2007. The major part of the cash used in investing activities for fiscal 2005, 2006 and 2007 was towards our expansion projects across our copper, aluminum and zinc businesses. We also used cash to meet ongoing maintenance capital expenditure requirements.
      In fiscal 2007, we spent Rs. 25,362 million ($588.4 million) on capital expenditures, mainly on HZL’s second 170,000 tpa hydrometallurgical zinc smelter and an additional 77 MW captive power plant at Chanderiya, HZL’s construction of wind power plants and Sterlite Energy’s construction of a thermal coal-based 2,400 MW power facility. In fiscal 2006, we spent Rs. 15,919 million on capital expenditures, mainly on BALCO’s expansion program. In fiscal 2005, we spent Rs. 22,225 million on capital expenditures at HZL as well as BALCO. In fiscal 2007, we also realized Rs. 1,171 million ($27.2 million) from sale of property, plant and equipment, primarily from the sale of a property consisting of land and buildings in Mumbai for Rs. 1,000 million ($23.2 million), and Rs. 1,485 million ($34.5 million) from the sale of our aluminum conductor business. In addition, in fiscal 2007, we paid Rs. 1,315 million ($30.5 million) to subscribe to a rights issue by Vedanta Alumina to maintain our 29.5% ownership interest in that company.

Net Cash Provided by or Used in Financing Activities
      Net cash used by financing activities was Rs. 15,910 million ($369.1 million) in fiscal 2007, primarily as a result of a net repayment of debt of Rs. 11,451 million ($265.7 million) and by a payment of dividends of Rs. 4,450 million ($103.2 million). In fiscal 2006, net cash provided by financing activities was Rs. 375 million, primarily as a result of a net increase in debt of Rs. 1,056 million, partially offset by payment of dividends of Rs. 672 million. In fiscal 2005, net cash provided by financing activities was Rs. 17,321 million, which consisted primarily of Rs. 19,723 million in proceeds from the issuance of additional equity shares to existing shareholders in a rights issue in September 2004, partially offset by reduction in debt of Rs. 1,870 million and payment of dividends of Rs. 539 million.
      Besides existing facilities, we had undrawn facilities in excess of Rs. 38,675 million ($897.3 million) available to us as of March 31, 2007.
      We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds.
      We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Outstanding Loans
      The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of March 31, 2007 were as follows:

$92.6 million Term Facility Agreement dated March 22, 2006 between Sterlite as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as mandated lead arrangers
      On March 22, 2006, we entered into a $92.6 million term facility agreement with ICICI Bank Limited, Singapore Branch, Calyon and Standard Chartered Bank as the mandated lead arrangers, Standard Chartered Bank as agent and Calyon, Standard Chartered Bank, ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch, ICICI Bank Limited, Hong Kong Branch, as lenders, pursuant to which the lenders agreed to lend us an aggregate amount equivalent to $92.6 million under:

•	a $67.6 million Japanese Yen term loan facility repayable in full on June 5, 2007 for the purpose of repaying all amounts outstanding under a $67.6 million facility agreement dated June 3, 2004; and

•	a $25 million Japanese Yen term loan facility repayable in full on September 24, 2008 for the purpose of repaying all amounts outstanding under a $25 million facility agreement dated September 1, 2003.
      The rate of interest payable is JPY LIBOR plus 0.435% per annum and any applicable mandatory costs, which are in addition to the interest rate to compensate the lenders for the cost of compliance with the requirements of the Financial Services Authority or any replacement authority and the requirements of the European Central Bank, to be calculated based on an agreed upon formula. The interest period for this loan is one, two, three or six months or such other period as the we and lenders may agree. We are currently paying interest on a six-month basis under this loan.
      The amount due under this facility as of March 31, 2007 was Rs. 4,024 million ($93.4 million), and there is no available capacity under this facility for us to borrow any additional amount.

      Under this facility, we are subject to financial covenants as to interest coverage (the ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to gross interest expense), leverage (the ratio of total liabilities to tangible net worth), debt service (the ratio of EBITDA to debt service), tangible net worth, which may at no time be less than Rs. 35,790 million ($830.4 million), and gearing (the ratio of total secured debt to tangible net worth). As of March 31, 2007, we were in compliance with all of these covenants.

Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement dated September 19, 2005 between Sterlite as borrower and ICICI Bank Limited and Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders
      On September 19, 2005, we entered into a term loan facilities agreement with DBS Bank Ltd, ICICI Bank Limited, Singapore Branch and Sumitomo Mitsui Banking Corporation as mandated lead arrangers, DBS Bank Ltd as agent, Sumitomo Mitsui Banking Corporation, Singapore Branch, DBS Bank Ltd, ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Offshore Banking Unit, Manama, Bahrain, and ICICI Bank Limited, Offshore Banking Unit, SEEPZ, Mumbai, as lenders, pursuant to which the lenders agreed to lend us Japanese Yen 3,570 million under a Japanese Yen term loan facility and $19.65 million under a US dollar term loan facility for the purpose of refinancing the principal amount outstanding under a term loan facilities agreement dated August 7, 2002. The loan is repayable in five equal semi-annual installments with one installment falling due on each of August 19, 2006, February 19, 2007, August 19, 2007, February 19, 2008 and August 19, 2008. The rate of interest payable on the Japanese Yen facility is JPY LIBOR plus 42 basis points and the rate of interest payable on the US dollar facility is LIBOR plus 42 basis points. The interest period for this loan is as selected by us. We are currently paying interest on a six-month basis under this loan.
      The amount due under this facility as of March 31, 2007 was Rs. 1,306 million ($30.3 million), and there is no available capacity under this facility for us to borrow any additional amount.
      Under this facility, we are subject to financial covenants as to tangible net worth, which may at no time be less than Rs. 30,000 million ($696.1 million), leverage (the ratio of total liabilities to tangible net worth), gearing (the ratio of total secured borrowings to tangible net worth), interest coverage (the ratio of EBITDA to net interest expense) and the ratio of EBITDA to the sum of the current portion of long-term debt and net interest expense. As of March 31, 2007, we were in compliance with all of these covenants.

$50 million Facility Agreement dated November 8, 2004 between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders
      On November 8, 2004, BALCO entered into a $50 million facility agreement with ICICI Bank Limited, Singapore Branch as agent and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch, and ICICI Bank Limited, Offshore Banking Unit as lenders, pursuant to which the lenders agreed to make available to BALCO a US dollar trade credit facility up to an aggregate of $50 million repayable 35 months after the date of the first drawdown, for the purpose of payment for the import of capital goods by BALCO. The rate of interest payable is LIBOR plus 0.50%. The interest period under the loan is six months.
      The amount due under this facility as of March 31, 2007 was Rs. 1,452 million ($33.7 million), and there is no available capacity under this facility for BALCO to borrow any additional amount.
      Under this facility, BALCO is subject to financial covenants as to ratio of total debt to tangible net worth, interest coverage (the ratio of EBITDA to gross interest), asset coverage (the ratio of the aggregate value of the gross fixed assets and capital work in progress as reduced by accumulated depreciation, including unprovided depreciation if any, to all financial indebtedness having a first pari passu charge over the fixed assets of BALCO), debt service coverage (the ratio of EBITDA less tax to gross interest and current portion of long term debt), tangible net worth, which may at no time be less than

Rs. 10,000 million ($232.0 million) and gearing (the ratio of total debt to tangible net worth). As of March 31, 2007, BALCO was in compliance with all of these covenants.

Rs. 10,000 million Rupee term Facility agreement dated September 16, 2003 between BALCO as borrower and ABN AMRO Bank N.V., Corporation Bank, Housing Development Finance Corporation Limited, Oriental Bank of Commerce, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, Syndicate Bank, The Federal Bank Limited, The Jammu & Kashmir Bank Limited, The Karnataka Bank Limited, The Karun Vysya Bank limited, The Laxmi Vilas Bank Limited, UCO Bank and Vijaya Bank as lenders
      On September 16, 2003, BALCO entered into a Rs 10,000 million term facility agreement with ABN AMRO Securities (India) Private Limited as arranger, IL & FS Trust Company Limited as agent and a syndicate of 18 banks as lenders pursuant to which the lenders agreed to lend BALCO an aggregate of Rs. 10,000 million under a Rupee term loan facility repayable in 12 quarterly installments beginning January 2007. Interest under the loan is payable monthly at a rate of 7.75%.
      The amount due under this facility as of March 31, 2007 was Rs. 5,958 million ($138.2 million), and there is no available capacity under this facility for BALCO to borrow any additional amount.
      Under this facility, BALCO is subject to financial covenants as to ratio of total debt to tangible net worth, interest coverage (the ratio of EBITDA to gross interest), asset coverage (the ratio of the aggregate of the assets consisting of net block, investments as increased by capital work in progress to loans secured by such assets from time to time), debt service coverage (the ratio of EBITDA less tax to interest and current portion of long term debt) tangible net worth, which shall not at any time be less than Rs. 10,000 million ($232.0 million) and gearing (the ratio of total debt to tangible net worth). As of March 31, 2007, BALCO was in compliance with all of these covenants.

Rs. 7,000 million Rupee term facility agreement dated August 18, 2004 between BALCO as borrower and Union Bank of India, Export Import Bank of India, UCO Bank, State Bank of Travancore, State Bank of Hyderabad, State Bank of Saurashtra, State Bank of Patiala and State Bank of Indore as lenders
      On August 18, 2004, BALCO entered into a Rs. 7,000 million term facility agreement with ABN AMRO Securities (India) Private Limited as arranger, Union Bank of India and Export Import Bank of India as joint lead managers, IL & FS Trust Company Limited as agent and a syndicate of eight banks as lenders pursuant to which the lenders agreed to lend BALCO an aggregate of Rs. 7,000 million under a Rupee term loan facility repayable in eight quarterly installments beginning May 2009. Interest under the loan is payable monthly at a rate of 6.64%.
      The amount due under this facility as of March 31, 2007 was Rs. 5,904 million ($137.0 million), and there is no available capacity under this facility for BALCO to borrow an additional amount.
      Under this facility, BALCO is subject to financial covenants as to ratio of total debt to tangible net worth, interest coverage (the ratio of EBITDA), asset coverage (the ratio of the aggregate of the assets consisting of net block, investments as increased by capital work in progress to loans secured by such assets from time to time), debt service coverage (the ratio of EBITDA less tax to interest and current portion of long term debt) tangible net worth, which shall not at any time be less than Rs. 10,000 million ($232.0 million) and gearing (the ratio of total debt to tangible net worth). As of March 31, 2007, BALCO was in compliance with all of these covenants.
Export Obligations
      We have export obligations of Rs. 31,100 million ($721.6 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 4,470 million ($103.7 million), reduced in proportion to actual exports. We do not anticipate any liability on these obligations and hence have not recorded any liability in our consolidated financial statements.
Guarantees and Put Option
      We have given the following guarantees:

•	Guarantees on the issuance of customs duty bonds amounting to Rs. 292 million ($6.8 million) for import of capital equipment at concessional rates of duty. The obligations under the bonds have been fulfilled and procedural formalities are yet to be completed by the authorities for releasing the bonds. We do not anticipate any liability on these guarantees.

•	Guarantees on behalf of IFL against its loan obligations to the extent of Rs. 1,820 million ($42.2 million) and the outstanding amounts against these guarantees as of March 31, 2007 was Rs. 1,670 million ($38.7 million). For loan obligations of Rs. 1,270 million of IFL guaranteed by us, we have also granted a put option to a bank under which the bank may require us to purchase the loan from the bank in lieu of looking to the guarantee. We would have a liability under these guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments which we would be required to pay is Rs. 1,670 million ($38.7 million) as of March 31, 2007. We reviewed our liabilities under the guarantees and put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees and put option as of March 31, 2007 was Rs. 886 million ($20.6 million). We recognized a liability of Rs. 784 million for the guarantees and put option in fiscal 2006. We did not deem a further provision during fiscal 2007 to be necessary.

•	Corporate guarantee of Rs. 3,000 million ($69.6 million) on behalf of Vedanta Alumina for obtaining credit facilities. We also issued a corporate guarantee of Rs. 3,099 million ($71.9 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India and Rs. 46 million ($1.1 million) for raw material imports. Vedanta Alumina is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. With respect to the corporate guarantee of Rs. 3,000 million ($69.6 million), Vedanta Alumina has issued a counter guarantee to us indemnifying us for any liability on such guarantee. Vedanta Alumina began the progressive commissioning of its new alumina refinery in March 2007 and anticipates first alumina production by June 2007, after which it is expected to start fulfilling its obligations under this scheme. As of March 31, 2007, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee of AUD 5.0 million (Rs. 175 million or $4.1 million) in favor of the Ministry for Economic Development, Energy and Resources of Australia as a security against rehabilitation liability on behalf of CMT. This bank guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.4 million). These liabilities are fully recognized in the consolidated financial statements. We do not anticipate any liability on the corporate guarantee.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 103 million or $2.4 million) in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Corporate guarantees on behalf of CMT, in August 2006, amounting to Rs. 1,293 million ($30.0 million) for obtaining credit facilities from certain banks. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 2,588 million ($60.1 million) as of March 31, 2007. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2007 was Rs. 1,992 million ($46.2 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 386 million ($9.0 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.

      Our outstanding guarantees and put option cover obligations aggregating Rs. 13,727 million ($318.5 million) as of March 31, 2007, the liabilities for which have not been recorded in our consolidated financial statements.
Contractual Obligations
      The following table sets out our total future commitments to settle contractual obligations as of March 31, 2007:

	Payment Due by Period

	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years

	(in millions)
Bank loans and borrowings	Rs. 21,481	$498.4	Rs. 8,353	$193.8	Rs. 8,761	$203.3	Rs. 3,364	$78.0	Rs. 1,003	$23.3
Capital commitments	62,722	1,455.3	24,942	578.7	37,780	876.6	—	—	—	—

Total	Rs. 84,203	$1,953.7	Rs. 33,295	$772.5	Rs. 46,541	$1,079.9	Rs. 3,364	$78.0	Rs. 1,003	$23.3

      Our total future commitments to settle contractual obligations as of March 31, 2007 were Rs. 84,203 million ($1,953.7 million), representing a Rs. 43,272 million ($1,033.5 million) increase as compared to our total future commitments to settle contractual obligations as of March 31, 2006.
      We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this prospectus.
Off-Balance Sheet Arrangements
      In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 18,197 million ($422.2 million) as of March 31, 2007. Details of our guarantees are set out in “— Guarantees and Put Option.” Details of our capital commitments and contingencies are as follows:
     Capital Commitments
      We have a number of continuing operational and financial commitments in the normal course of business, including completion of the construction and expansion of certain assets. Significant capital commitments as of March 31, 2007 amounted to Rs. 62,722 million ($1,455.3 million) related primarily to capacity expansion projects, through the construction of new facilities and expansion of existing facilities, and entry into the commercial power business.

Contingencies
      We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by us as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized, and in the event these disputes are not resolved in our favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are therefore timing differences. Most of these disputes and disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. We have a right of appeal to the High Court or the Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 5,884 million ($136.5 million) of which Rs. 1,831 million ($42.5 million) has been recorded as current liabilities as of March 31, 2007.
      The claims by third party claimants amounted to Rs. 6,288 million ($145.9 million) as of March 31, 2007, of which Rs. 1,419 million ($32.9 million) has been recorded as current liabilities.
      We intend to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the resolution of these actions will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk

Qualitative Analysis

Currency Risk
      The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating income for fiscal 2007.

10% movement in currency	For Rs./US$		For AUD/US$

	(in millions)
Copper	Rs.1,019	$23.6	Rs.301	$7.0
Zinc	6,158	142.9	—	—
Aluminum	2,757	64.0	—	—

Total	Rs.9,934	$230.5	Rs.301	$7.0

      We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically all exposures for maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
      Hedging activities in India are governed by the RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
      We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk
      Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
      Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
      We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans for fiscal 2007.

	US Dollar		Indian Rupee
Movement in interest rates	Interest Rates		Interest Rates		Total

	(in millions)
0.5%	Rs. 143	$3.3	Rs. —	$—	Rs. 143	$3.3
1.0%	285	6.6	—	—	285	6.6
2.0%	571	13.2	—	—	571	13.2

Commodity Price Risk
      We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
      Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.
      We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.
      This table illustrates the impact of a $100 movement in LME prices based on fiscal 2007 volumes, costs and exchange rates and provides the estimated impact on operating income assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income

	(in millions)
Copper	Rs. 132	$3.1
Zinc	2,029	47.1
Aluminum	1,430	33.2

Total	Rs. 3,591	$83.4

                  Quantitative Analysis
      The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,

	2006		2007		2007

	Asset	Liability	Asset	Liability	Asset	Liability

	(in millions)
Cash flow hedges:
Commodity contracts	Rs.103	Rs.325	Rs.—	Rs.479	$—	$11.1
Forward foreign currency contracts	—	18	—	273	—	6.3
Interest rate swap (floating to fixed)	41	—	10	—	0.2	—
Fair value hedges:
Commodity contracts	434	197	184	—	4.3	—
Forward foreign currency contracts	44	13	34	9	0.8	0.2
Other	48	—	—	—	—	—
Non-qualifying hedges:
Commodity contracts	1,033	997	1,884	98	43.7	2.3
Forward foreign currency contracts	103	451	77	377	1.8	8.8
Interest rate swap	—	—	1	—	—	—
Other	—	21	—	—	—	—

Fair value	Rs.1,806	Rs.2,022	Rs.2,190	Rs.1,236	$50.8	$28.7

Recently Issued Accounting Pronouncements

Financial Accounting Interpretations 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’ (FIN 48)”
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’ (FIN 48),” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires us to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Our management is currently evaluating the impact, if any, the adoption of this interpretation will have on our financial reporting and disclosures.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140”
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Our management is currently evaluating the impact, if any, the adoption of SFAS No. 155 will have on our financial reporting and disclosures.

SFAS No. 157, “Fair Value Measurements”
      In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Our management is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our financial reporting and disclosures.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106 and 132(R)”
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106 and 132(R),” which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires measurement of plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. Adoption of the standard in fiscal 2007 had no material impact on our consolidated financial position or results of operations.

Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements”
      In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The adoption of SAB No. 108 did not have a material effect on our consolidated financial position or results of operations.

SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”
      In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with our board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value on specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. Our management is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on our financial reporting and disclosures.

OVERVIEW OF INDUSTRIES
      Unless otherwise indicated, all data relating to the copper, zinc and aluminum industries contained in this prospectus is primarily derived from Brook Hunt, CRISIL Research & Information Services Ltd., or CRIS INFAC, and other industry sources.
      Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2004-05 and 2005-06), the Central Electricity Authority’s General Review (2004-05), and the Ministry of Power website (last updated on March 31, 2007). The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours (kWh).
Copper Industry

Global Copper Market

Background
      Copper is a non-magnetic, reddish-colored metal with a high electrical and thermal conductivity (among pure metals at room temperature, only silver has a higher electrical conductivity), tensile strength and resistance to corrosion.
      Copper consumption has three main product groups: copper wire rods, copper alloy products and other copper products. Over the last ten years, the predominant intermediate use of copper has been the production of copper wire rods, which accounted for approximately half of total copper production in 2006. Copper rods are used in wire and cable products such as energy cables, building wires and magnet wires. Copper alloy products were the next largest users of copper in 2006, followed by other copper products, which include non-electrical applications such as tubes for air conditioners and refrigerators, foils for printed circuit boards and other industrial and consumer applications.
      In the global copper consumer market in 2006, the construction segment accounted for 35% of copper consumption, followed by the electronic products segment (32%), the industrial machinery segment (12%), the transportation equipment segment (11%) and the consumer products segment (10%). In the Indian copper market in fiscal 2006, the building and construction segment accounted for only 7% of copper consumption, while the electrical and telecommunications products segment accounted for 52%, followed by the consumer goods and handicrafts segment (20%), the transportation segment (8%), the general engineering segment (5%) and other products (8%), according to “Copper Update — January 2007,” a publication of CRIS INFAC. In addition to direct applications, copper is also used in a number of alloys, including brass (copper and zinc), bronze (copper and tin), nickel silver, phosphor bronze and aluminum bronze.
      The copper industry has three broad categories of producers:

•	Miners, which mine the copper ore and produce copper concentrate;

•	Custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	Integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.

Copper Consumption
      Global copper consumption decreased from 17.0 million tons in 2004 to 16.9 million tons in 2005, a decrease of 0.6%, and then increased to 17.5 million tons in 2006. The 3.5% increase from 2005 to 2006 was despite ongoing inventory de-stocking in China and a sharp downturn in US residential construction activity, the latter due in part to high copper prices. Renewed demand in 2006 in Western Europe and Japan, which increased by an estimated 8.9% and 4.4%, respectively, were the main drivers for the growth in global consumption in 2006. Growth in consumption is expected to resume in 2007 with an increase to

18.2 million tons, or 4.0%, over 2006 consumption, driven mainly by demand from the construction and power sectors, primarily in China.
      Asia (including the Middle East), Western Europe and North America together accounted for 86% of global copper consumption in 2006. Europe and North America accounted for over 60% of copper consumption during the 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. With a compound annual growth rate of 6.1% between 2003 and 2006, Asia has been the fastest growing copper market in the world. Strong growth in Asia (including the Middle East), Russia and the CIS and Eastern European countries is expected to continue over the next five years.
      The following table sets forth the regional consumption pattern of refined copper from 2004 to 2007 (estimated):

	Year Ended December 31,

	2004		2005		2006		2007(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Rest of Asia(2)	4,306	25.3%	4,230	25.0%	4,345	24.8%	4,499	24.7%
Western Europe	3,796	22.3	3,569	21.1	3,887	22.2	3,874	21.3
China	3,565	20.9	3,815	22.5	3,967	22.6	4,284	23.6
North America	2,737	16.1	2,549	15.1	2,443	13.9	2,449	13.5
CEE and CIS(3)	1,001	5.9	1,066	6.3	1,182	6.8	1,258	6.9
Latin America	915	5.4	931	5.5	894	5.1	963	5.3
India	350	2.0	410	2.4	450	2.6	496	2.7
Africa	196	1.1	205	1.2	210	1.2	223	1.2
Oceania	168	1.0	155	0.9	145	0.8	146	0.8

Total	17,034	100.0%	16,930	100.0%	17,523	100.0%	18,193	100.0%

Notes:

(1)	Estimated.

(2)	Rest of Asia is Asia excluding China and India but including the Middle East.

(3)	Central and Eastern Europe and Commonwealth of Independent States.

Source: Brook Hunt, March 2007.

Copper Supply
      Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies. The five largest copper mining countries were Chile (36%), the United States (8%), Peru (7%), Australia (6%) and Indonesia (5%), which together accounted for approximately 62% of the total copper mined worldwide in 2006. Approximately two-thirds of global copper mine production is integrated, with the remainder sold in the custom smelting market. The five largest copper mining companies in 2006 were Corporación Nacional del Cobre, Chile, or Codelco, Freeport-McMoran Copper and Gold Corporation, or Freeport-McMoran, the BHP Billiton Group, or BHP, Xstrata AG, or Xstrata, and Rio Tinto plc.
      The major custom smelting locations include China (16.5%), Chile (12.2%), Japan (11.0%), the Russian Federation (5.6%) and Germany (4.2%), which together accounted for 49.5% of global production and thus are major importers of copper concentrate in 2006. The five largest copper producing countries were China (17.5%), Chile (16.1%), Japan (8.8%), the United States (7.2%) and the Russian Federation (5.4%), which together accounted for about 55.0% of the total copper produced worldwide in 2006. The five largest copper smelting companies in 2006 were Codelco, Xstrata, Nippon Mining & Metals Co., Ltd., or Nippon, Jiangxi Copper Company and Freeport-McMoran while the five largest copper refining companies are Codelco, Freeport-McMoran, Xstrata, Nippon and BHP.

      Global copper production increased from 15.9 million tons in 2004 to 16.6 million tons in 2005, an increase of 4.0%, and then further increased to 17.4 million tons in 2006, an increase of 5.1% over 2005. Global copper production lagged behind global copper consumption during all three years. Asian markets witnessed a supply deficit of 2.5 million tons in 2005, a significant proportion of which occurred in China.
      The following table sets forth the regional production pattern of refined copper from 2004 to 2007 (estimated):

	Year Ended December 31,

	2004		2005		2006		2007(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Latin America	3,970	24.9%	3,987	24.0%	3,922	22.5%	4,367	22.7%
Rest of Asia(2)	2,569	16.1	2,769	16.7	3,010	17.3	3,297	17.2
China	2,199	13.8	2,600	15.7	3,050	17.5	3,524	18.4
CEE and CIS(3)	2,108	13.2	2,145	12.9	2,152	12.3	2,145	11.2
North America	1,845	11.6	1,775	10.7	1,761	10.1	1,883	9.8
Western Europe	1,817	11.4	1,832	11.1	1,895	10.9	1,922	10.0
Africa	516	3.2	511	3.1	574	3.3	748	3.9
Oceania	504	3.2	461	2.8	429	2.5	526	2.7
India	420	2.6	499	3.0	629	3.6	780	4.1

Total	15,948	100.0%	16,580	100.0%	17,422	100.0%	19,192	100.0%

Notes:

(1)	Estimated.

(2)	Rest of Asia is Asia excluding China and India but including the Middle East.

(3)	Central and Eastern Europe and Commonwealth of Independent States.

Source: Brook Hunt, March 2007.

Pricing
      Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The significant price increase in 2006 resulted from healthy demand growth and significant mine supply disruptions of around 800,000 tons, due to limited ore availability and industrial actions at several mines. The following table sets forth the movement in copper prices from 1997 to 2006:

	Year Ended December 31,

Copper Prices	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

	($ per ton, except percentages)
LME Cash Price($)	2,276	1,653	1,574	1,814	1,578	1,558	1,780	2,868	3,684	6,731
% Change		(27.4)	(4.8)	15.2	(13.0)	(1.3)	14.2	61.1	28.5	82.7

Source: LME.
     For custom smelters, TcRc rates have a significant impact on profitability as prices for copper concentrate are equal to the LME price net of TcRc and prices of copper finished products are equal to the LME price plus a premium. A significant proportion of concentrates are sold under frame contracts and TcRc is negotiated annually. The TcRc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

      The following table sets forth the movement in copper TcRc from 1997 to 2006:

	Year Ended December 31,

Copper TcRc	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

	(¢/lb, except percentages)
TcRc	28.2	24.8	15.3	15.9	17.4	15.5	13.9	13.0	29.6	45.9
% Change		(12.1)	(38.3)	3.9	9.4	(10.9)	(10.3)	(6.5)	127.7	55.1

Source: Brook Hunt, March 2007.

Indian Copper Market

Background
      The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper, which was the only producer in India until 1995. Since then, the industry has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. We, together with Hindalco, accounted for 86% of the primary market share by volume in fiscal 2007. Over the last ten years, industry capacity in India has grown approximately 14 times from a modest 62,000 tons in 1996 to 872,000 tons in 2006.

Consumption Pattern
      From 2000 to 2005, consumption in the Indian primary copper market increased at a compound annual growth rate of 7.9%, which was lower than the growth rates in prior periods as a result of a sharp decline in demand for jelly filled telecom cables, the largest use of copper in India. Decreased demand for jelly filled telecom cables was driven by increased penetration by the cellular telecommunications industry as well as a decrease in optic fiber prices. This led to reduced demand from government-owned purchasers, impacting copper consumption growth adversely. However, supported by strong growth in other user segments such as winding wires, power cables and other applications, industry demand is expected to rebound. The total domestic demand for primary copper is estimated to have increased from 410,000 tons in 2004 to 450,000 tons in 2006, an increase of 9.8%.

Pricing and Tariff
      Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. Copper imports in India are currently subject to a customs duty of 5.0% and an additional surcharge of 3.0% of the customs duty. The customs duty has been reduced in a series of steps from 25.0% in 2003 to 5.0% in January 2007. Indian producers are also able to charge a regional premium, which is market driven.

Market Outlook

Global Copper Outlook
      The rapidly developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this rapid growth are primarily China and India. Copper demand is expected to continue to be dominated by its use in electric wires and cables. Total consumption of copper is expected to increase from 17.5 million tons in 2006 to 18.2 million tons in 2007, an increase of 3.8%. Asia is expected to contribute 77.3% of this incremental growth. This will translate into a compound annual consumption growth rate from 2004 to 2007 of 4.1% for Asia, compared to 2.2% for the world and 0.4% for the world excluding Asia.
      Anticipated production capacity expansions are barely sufficient to match the forecasted demand and the world is expected to remain in a copper supply deficit for at least the next few years. China is rapidly expanding its copper smelting and refining capacities. However, its domestic mining supplies fall well short of its smelter demands and thus China will continue to remain a major importer of copper concentrate.

Apart from China, major smelting and refining capacity expansions are expected in India, Zambia, Germany, Thailand and Kazakhstan.
      To meet the forecast copper demand, copper smelting capacity is expected to grow until 2015. The major projects expected to contribute to copper smelting capacity include Olympic Dam (Australia), Ventanas (Chile), La Granja (Peru), Salobo (Brazil) and certain projects in the Middle East.

Indian Copper Outlook
      The Indian market outlook is expected to remain positive, with strong growth in key user segments such as power, construction and engineering. Domestic consumption is expected to increase at a rate exceeding 10.4% in 2007, primarily driven by rising living standards and the development of the domestic power sector. This growth is significantly lower than the historical averages, largely on account of negative growth in the telecom cable segment which continues to suffer from increasing penetration of the cellular telecommunication industry and low prices of optic fibers in the international markets.
      Indian producers, however, benefit from attractive opportunities in the regional markets, which had reported an aggregate supply deficit of 2.9 million tons in 2006. This Asian deficit is expected to continue for the next few years.
Zinc Industry

Global Zinc Market

Background
      Zinc is a moderately reactive bluish-white metal that tarnishes in moist air, producing a layer of carbonate. It reacts with acids and alkalis and other non-metals. Zinc is the fourth most common metal in worldwide annual production, trailing only iron, aluminum and copper in worldwide annual production.
      The principal use for zinc in the western world is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounts for approximately 48% of total western world consumption of zinc in 2006. The main end-use industries for galvanized steel products are the manufacture of automobiles and domestic appliances and the construction industry, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include brass semis and castings (17%), die-casting alloys (11%), oxides and chemicals (10%), rolled and extruded products (10%) and other uses (4%). Alloys are principally used in toys, vehicles and hardware.
      The zinc industry has three broad categories of producers:

•	Miners, which mine the lead-zinc ore and produce zinc concentrate for sale to smelters, and usually receive payment for 85% of the zinc contained in the concentrate less a treatment charge, or TC;

•	Smelters, which purchase concentrate and sell refined metal, with some smelters also having some integrated production downstream; and

•	Integrated producers, which are involved in both the mining and smelting of zinc.
      Most integrated producers are only partially integrated and therefore need to either buy or sell some concentrate. Only approximately one-third of total western world zinc production can be attributed to integrated producers.

Zinc Consumption
      Global zinc consumption increased from 10.3 million tons in 2004 to 10.7 million tons in 2005, an increase of 3.3%, and then further increased to 11.3 million tons in 2006, an increase of 6.0% over 2005. Global zinc consumption is expected to increase to 11.8 million tons in 2007, an increase of 4.7% over

2006. The key growth driver is demand from the steel galvanizing market, which has been growing due to demand from the automotive and automotive parts industries.
      Asia, Europe and North America together accounted for approximately 90% of global zinc consumption in 2006. With a compound annual growth rate of 9.1% between 2004 and 2006, Asia has been the fastest growing zinc market in the world. Driven by continuing strong growth in China and other regional markets, strong growth in Asia is expected to continue over the next few years.
      The following table sets forth the regional consumption pattern of refined zinc from 2004 to 2007 (estimated):

	Year Ended 31 December

	2004		2005		2006		2007(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Europe	2,866	27.8%	2,751	25.8%	2,880	25.5%	2,958	25.0%
China	2,417	23.4	2,853	26.8	3,166	28.0	3,451	29.2
Rest of Asia(2)	2,191	21.2	2,228	20.9	2,297	20.4	2,366	20.0
North America	1,436	13.9	1,365	12.8	1,409	12.5	1,427	12.1
Latin America	615	6.0	624	5.9	646	5.7	682	5.8
India	347	3.4	388	3.6	430	3.8	460	3.9
Oceania	269	2.6	262	2.5	273	2.4	279	2.3
Africa	176	1.7	185	1.7	193	1.7	201	1.7

Total	10,317	100.0%	10,654	100.0%	11,294	100.0%	11,824	100.0%

Notes:

(1)	Estimated.

(2)	Rest of Asia is Asia excluding China and India but including the Middle East.

Source: Brook Hunt, March 2007.

Zinc Supply
      There are zinc mining operations in approximately 50 countries. The five largest zinc mining countries are China (28.1%), Australia (12.8%), Peru (11.1%), the United States (6.7%) and Canada (6.1%), which together accounted for 64.8% of total zinc mined worldwide in 2006. Mine production has fallen in North America in the last few years as a result of mine closures, which have resulted principally from reserve exhaustion and also from economic pressures. The five largest zinc mining companies are Xstrata Teck Cominco Limited, Glencore International AG, Zinifex Limited, or Zinifex, and our majority-owned subsidiary HZL.
      Australia and Peru are the largest net exporters, and Peru is the world’s largest supplier of zinc concentrate. Much of this is supplied through traders rather than sold directly to smelters. The largest importing region is Western Europe, followed by South Korea and Japan. The main custom smelters are located in these regions. China also has a large net concentrate import requirement.
      Zinc smelting is less geographically concentrated than zinc mining. With a production of 3.2 million tons of zinc in 2006, China is the largest single zinc-producing country. The other major zinc producing countries and regions include Europe and Canada, which along with China account for approximately 64.7% of total global zinc production. The five largest zinc producing companies are Korea Zinc Company Limited, Xstrata, Zinifex, Umicore N.V. and New Boliden AB, which together accounted for about 28.8% of the total zinc produced worldwide in 2006.
      The zinc manufacturing industry continues to exhibit a degree of fragmentation. The recent trend towards industry consolidation is expected to continue in the current favorable pricing environment, as evidenced by the recent acquisition of Falconbridge Limited by Xstrata AG.

      World production of refined zinc has risen between 1998 and 2006 as new capacity has been added, though the increase in capacity has not always kept pace with world consumption, which has led to a supply/demand deficit that started in 2004 and is expected to persist until 2008.
      The following table sets forth the regional production pattern of refined zinc from 2004 to 2007 (estimated):

	Year Ended December 31,

	2004		2005		2006		2007(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Europe	3,113	30.7%	2,931	29.0%	2,889	27.2%	3,067	26.4%
China	2,522	24.9	2,761	27.3	3,152	29.7	3,719	32.0
Rest of Asia(2)	1,548	15.3	1,540	15.2	1,592	15.0	1,566	13.5
North America	1,139	11.2	1,056	10.4	1,081	10.2	1,110	9.6
Latin America	827	8.1	805	8.0	785	7.4	871	7.5
Australia	474	4.7	456	4.5	461	4.3	515	4.4
India	265	2.6	292	2.9	401	3.8	458	4.0
Africa	256	2.5	272	2.7	250	2.4	307	2.6

Production Total	10,144	100.0%	10,113	100.0%	10,611	100.0%	11,613	100.0%

Notes:

(1)	Estimated.

(2)	Rest of Asia is Asia excluding China and India but including the Middle East.

Source: Brook Hunt, March 2007.

Pricing
      Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. A surge of large mine start-ups in the period from 1999 to 2000 led to substantial global zinc supply surpluses and a build-up of commercial stocks from 2002 to 2003. As a result, the refined zinc price slumped, reaching a low of $779 per ton in 2002. The most vulnerable mines closed down during this period. However, China’s consumption growth increased rapidly and in 2004, refined zinc consumption surpassed production. With strong consumption growth and rapidly falling commercial stocks, zinc prices appreciated strongly in 2004 and 2005. A fundamentally strong market in 2006, also fueled by speculation as base metals, including zinc, were increasingly traded like financial instruments, saw a market deficit of 690,000 tons and prices reaching a peak of $4,620 per ton in November 2006. A zinc supply deficit is expected to continue until 2008.
      The following table sets forth the movement in zinc prices from 1997 to 2006:

	Year Ended December 31,

Zinc Prices	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

	($ per ton, except percentages)
LME Cash Price	1,318	1,023	1,077	1,128	886	779	828	1,048	1,381	3,273
% Change		(22.4)	5.3	4.7	(21.5)	(12.1)	6.3	26.6	31.9	137.0

Source: LME.

Indian Zinc Market

Background
      The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary HZL, which had a 61% market share by volume in India in fiscal 2007. HZL has a refined zinc capacity of 411,000 tpa. The other producer is Binani Zinc Limited, or Binani Zinc, which has a refined zinc capacity of 30,000 tpa.

Consumption Pattern
      Consumption of refined zinc in India reached 430,000 tons in 2006, an increase of 10.8% from the previous year. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 70% of total consumption. Galvanization is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanizing, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys, and reflects the emphasis of the Government of India’s current five-year economic program on infrastructure.

Pricing and Tariff
      Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal. Zinc imports in India are currently subject to a customs duty of 5.0% and an additional surcharge of 3.0% of the customs duty. The customs duty has been reduced in a series of steps from 25% in 2003 to 5.0% in January 2007. Indian producers are also able to charge a regional premium, which is market driven.

Market Outlook

Global Zinc Outlook
      The key end segment for zinc consumption is the galvanizing segment. China’s zinc consumption is driving the global zinc demand growth. The total consumption of zinc is expected to increase to 11.8 million tons by 2007, with Asia contributing 53.1% of that consumption. That will translate to Asian consumption growth at an expected compound annual growth rate of 8.2% between 2004 and 2007, which compares to global consumption growth at an expected compound annual growth rate of 4.6% for the same period and to world excluding Asia consumption growth at an expected compound annual growth rate of 1.1% for the same period.
      In 2006, several mining companies committed to mining projects that the strong resources sector and the high metals prices made feasible, but concentrate supply shortages are not expected to be fully eliminated until 2008 when these new projects reach full capacity. Therefore, refined zinc output from smelters for the period from 2006 to 2007 has been and is expected to continue to be constrained by concentrate availability from mines. Smelter expansions have also continued worldwide, but major smelter expansions and construction of new smelters have been deferred, except in China and India. Any new smelter commitments in 2007 are unlikely to contribute significantly to production until 2010 or later. For the next few years, smelter capacity will be insufficient to produce large refined capacity surpluses, so commercial stocks are expected to rebuild slowly.

Indian Zinc Outlook
      The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Domestic consumption is expected to increase from 430,000 tons in 2006 to an estimated 460,000 tons in 2007, an increase of 6.9%. Consumption growth for the period from 2007 to 2009 is forecast to average 6.3% per annum.

Aluminum Industry

Global Aluminum Market

Background
      Aluminum is lightweight in relation to its strength, durable and resistant to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses. According to CRIS INFAC, three end-use sectors account for approximately 80% of aluminum consumption in the United States: construction, transport and packaging. The remaining 20% is accounted for by a wide variety of applications including power, machinery and equipment and consumer durables. Aluminum is also increasingly substituted for steel in the automobile industry to reduce weight and improve fuel economy.
      The raw material from which aluminum is produced is bauxite, which is a very common mineral found mainly in tropical regions. It normally occurs close to the surface and can be mined by open-pit methods. The bauxite is refined into alumina. Typically, bauxite ranges from 35% to 60% contained alumina. There are several different types of bauxite and alumina refineries are usually designed to treat a specific type. The majority of alumina refineries are therefore integrated with mines.
      Aluminum production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 58.3% of world primary aluminum production in 2005 and Alcoa Inc. and Alcan Inc. accounting for 12.7% and 11.9%, respectively. This trend continued with the merger of RUSAL, SUAL and Glencore’s aluminum related assets. Recent activity suggests that the consolidation trend is likely to continue.

Supply and Demand
      Global production of primary aluminum increased from 29.9 million tons in 2004 to 32.0 million tons in 2005, an increase of 6.9%, and then further increased to 34.0 million tons in 2006, an increase of 6.3% over 2005. In 2006, North America, Western Europe and China together accounted for approximately 55.6%, with China alone accounting for 25.9%, of global primary aluminum production. Asia has shown the largest annual increases in consumption of primary aluminum, driven largely by increased industrial consumption in China, which has emerged as the largest aluminum consuming nation, accounting for 25.4% of global primary aluminum consumption in 2006.

      The following table sets forth the actual and estimated regional production of primary aluminum from 2004 to 2007 (estimated):

	Year Ended December 31,

	2004		2005		2006		2007(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
China	6,671	22.3%	7,806	24.4%	9,375	27.6%	12,400	32.4%
North America	5,110	17.1	5,382	16.8	5,333	15.7	5,710	14.9
East/ Central Europe	4,529	15.2	4,619	14.5	4,674	13.8	5,015	13.1
Western Europe	4,295	14.4	4,352	13.6	4,176	12.3	4,387	11.5
Latin America	2,356	7.9	2,391	7.5	2,494	7.3	2,607	6.8
Oceania	2,246	7.5	2,252	7.1	2,274	6.7	2,341	6.1
Rest of Asia(2)	2,128	7.1	2,443	7.6	2,662	7.8	2,755	7.2
Africa	1,711	5.7	1,753	5.5	1,864	5.5	1,831	4.8
India	851	2.8	968	3.0	1,114	3.3	1,219	3.2

Production Total	29,897	100.0%	31,966	100.0%	33,965	100.0%	38,265	100.0%

Highly Probable Projects(3)	—		—		—		19

Total	29,897		31,966		33,965		38,284

Notes:

(1)	Estimated.

(2)	Rest of Asia is Asia excluding China and India.

(3)	Highly Probable Projects is an adjustment for projects likely to be completed.

Source: Brook Hunt Aluminum Metal Service, March 2007.
     World primary aluminum consumption increased from 30.3 million tons in 2004 to 32.0 million tons in 2005, an increase of 5.6%, and then further increased to 34.7 million tons in 2006, an increase of 8.2% over 2005. This growth was primarily due to increased demand in China, which between 2004 and 2006 saw demand increase at a compound annual growth rate of 21.4%, compared to 6.9% for world demand.
      The following table sets forth the regional consumption of primary aluminum from 2004 to 2007 (estimated):

	Year Ended December 31,

	2004		2005		2006		2007(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
North America	7,011	23.1%	7,175	22.4%	7,224	20.9%	7,221	19.3%
Western Europe	6,692	22.1	6,769	21.1	7,003	20.2	7,105	19.0
Rest of Asia(2)	6,031	19.9	6,167	19.3	6,353	18.3	6,537	17.5
China	5,968	19.7	6,983	21.8	8,798	25.4	10,910	29.2
East/ Central Europe	1,744	5.8	1,802	5.6	1,907	5.5	2,039	5.5
Latin America	1,191	3.9	1,329	4.1	1,418	4.1	1,501	4.0
India	860	2.8	950	3.0	1,036	3.0	1,116	3.0
Oceania	435	1.4	450	1.4	453	1.3	460	1.2
Africa	400	1.3	410	1.3	460	1.3	479	1.3

Total	30,333	100.0%	32,035	100.0%	34,652	100.0%	37,366	100.0%

Notes:

(1)	Estimated.

(2)	Rest of Asia is Asia excluding China and India.

Source: Brook Hunt Aluminum Metal Service, March 2007.
     Notwithstanding the rise in aluminum production and capacities in the region, aluminum supplies in Asia have lagged behind demand, resulting in a supply deficit of 3.0 million tons during 2006. During this period, China had a surplus of 0.6 million tons while the rest of Asia had a deficit of 3.6 million tons. Despite increased production capacities in Asia, the demand-supply gap is likely to remain at similar levels given the strong demand growth expected in these markets.

Alumina
      Alumina is a key raw material for aluminum production. Generally it takes two tons of alumina to produce one ton of primary aluminum.
      The following table sets forth the regional production of alumina from 2004 to 2007 (estimated):

	Year Ended 31 December,

	2004		2005		2006		2007(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Oceania	16,974	26.8%	17,918	26.9%	18,607	25.1%	19,949	24.3%
Latin America	13,076	20.7	13,188	19.8	14,871	20.0	15,404	18.8
China	6,985	11.0	8,536	12.8	13,800	18.6	20,160	24.6
North America	6,886	10.9	6,929	10.4	6,799	9.2	6,090	7.4
Western Europe	6,378	10.1	6,560	9.8	6,748	9.1	6,821	8.3
East/ Central Europe	6,355	10.0	6,774	10.2	6,850	9.2	6,200	7.6
India	2,973	4.7	3,062	4.6	2,948	4.0	3,473	4.2
Rest of Asia(2)	2,908	4.6	2,942	4.4	3,074	4.1	3,245	4.0
Africa	779	1.2	736	1.1	530	0.7	675	0.8

Total	63,314	100.0%	66,645	100.0%	74,227	100.0%	82,017	100.0%

Notes:

(1)	Estimated.

(2)	Rest of Asia is Asia excluding China and India.

Source: Brook Hunt Aluminum Metal Service, March 2007.
     The sharp increase in alumina production in China in 2006 turned the global alumina market from a deficit in 2005 to a surplus in 2006.
      The following table sets forth the demand-supply balance for alumina from 2004 to 2007 (estimated):

	Year Ended 31 December,

	2004	2005	2006	2007(1)

	(thousands of tons)
Global Alumina Surplus/(Deficit)	(337)	(1,462)	2,129	936

Note:

(1)	Estimated.
Source: Brook Hunt Aluminum Metal Service, March 2007.

Pricing
      Aluminum is an LME traded metal. It is either sold directly to consumers or on a terminal market. The price is determined by based on LME price but producers are also able to charge a regional price premium, which generally reflects the cost of obtaining the metal from an alternative source.
      Alumina prices are negotiated on an individual basis between buyers and sellers but are usually determined by reference to the LME price for aluminum. The negotiated agreements generally take the form of long-term contracts, but fixed prices can be negotiated for shorter periods and a relatively small spot market also exists.
      The following table sets forth the movement in the aluminum and alumina prices from 1997 to 2006:

	Year Ended December 31,

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

	($ per ton, except percentages)
Aluminum(1)
LME Cash Price	$1,599	$1,356	$1,362	$1,549	$1,444	$1,349	$1,432	$1,717	$1,898	$2,567
% Change	6.3	(15.1)	0.4	13.7	(6.8)	(6.5)	6.1	19.9	10.5	35.2
Alumina
Spot Price(2)	$202	$189	$208	$311	$155	$149	$271	$404	$452	$445
% Change	12.1	(6.6)	9.8	50.0	(50.0)	(4.0)	81.9	48.9	12.1	0.7
Alumina/ Aluminum(%)	12.6	13.9	15.3	20.1	10.7%	11.0%	18.9	23.5	23.8	17.7

Notes:

(1)	Source: LME.

(2)	Source: Bloomberg, Metal Bulletin; alumina metallurgical grade spot FOB, average for the year.

     While aluminum prices have risen by 92% from 2002 to 2006, alumina prices have risen by more than 205% during the same period.
      Besides alumina, power is the other key cost of production for aluminum. Lack of sufficient power and a high cost of power resulted in curtailment of aluminum production in North America in 2002 and in China in 2004 and 2005.

Indian Aluminum Market

Background
      The domestic Indian aluminum industry consists of four primary producers: Hindalco, NALCO, BALCO, which we control, and MALCO, which is controlled by Vedanta. BALCO is only integrated as to 100,000 tpa of its total 345,000 tpa capacity.
      According to CRIS INFAC, India has the fifth largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 2,600 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminum producers.

Supply and Demand
      Primary aluminum production in India increased at a compound annual growth rate of 12.3% from 624,000 tons in 2001 to 1,114,000 tons in 2006. The majority of aluminum produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates.
      Indian demand for primary aluminum increased at a compound annual growth rate of 11.9% from 589,000 tons in 2001 to 1,036,000 tons in 2006.

      The electrical segment, which accounts for 36% of total aluminum consumption, uses aluminum in overhead conductors, transformer coils, bus bars and foil wraps for power cables. With its low weight and price, aluminum has significant competitive advantages over copper in the manufacture of overhead conductors. For example, the low weight of aluminum leads to savings in the investments required in transmission line towers, in terms of strength and cable span (distance between towers). As a result, conductors for overhead power transmission are made exclusively of aluminum. Transport is also a major consumer, contributing approximately 22% of demand in 2005, but average aluminum use in Indian-made automobiles is still approximately one-third of that in western-made automobiles.

Pricing and Tariff
      Domestic aluminum prices track global price trends as producers usually price the metal at a marginal discount to the landed cost of imported metal. Though value-added product prices also track metal price movement, they usually have relatively less volatility and command a premium reflecting the degree of value addition and quality, as indicated by the brand.
      Aluminum imports are currently subject to a customs duty of 5.0% and an additional surcharge of 3.0% of the customs duty. The customs duty has been reduced in a series of steps from 15.0% in 2003 to 5.0% in January 2007.

Market Outlook

Global Aluminum Outlook
      Primary aluminum production is expected to increase by 12.7% from 2006 to 2007, led primarily by increases in production in China (32.3%), India (9.4%) and Russia (8.9%). The recent expansion at BALCO’s aluminum facility is likely to contribute to the increase in India’s production.
      Despite the growth in aluminum production, the aluminum market in 2006 is expected to show a modest deficit for the third successive year. Global aluminum consumption is expected to increase by 7.8% from 2006 to 2007, led primarily by a 24.0% increase in demand in China.
      In comparison to the expected 12.7% increase in aluminum production, alumina production is expected to increase by 10.5% from 2006 to 2007. Nearly 82% of the 7.8 million ton increase in alumina production is expected to occur in China, which is expected to drive the global alumina market from a deficit in 2005 to large surpluses in 2006 and 2007. With alumina becoming more available and a relative slow down in consumption in China, aluminum supply is expected to catch up with demand in 2007.

Indian Aluminum Outlook
      According to CRIS INFAC’s February 2007 report, in the next four to five years, the domestic demand for the aluminum industry is expected to grow at a compound annual growth rate of 9% to 10%, primarily driven by expected growth in disposable income and government investment in infrastructure.
      In addition, with the enactment of the Electricity Act, 2003 and the opening up of power markets, the adequacy of transmission facilities has become a critical point for market efficiency and development. The Government of India’s commitment to Power for All by 2012, capacity additions from 9,500 MW to 37,00 MW by 2012 in inter-regional transmission and distribution, or T&D, and investments of Rs. 2 trillion ($46 billion) in T&D are all expected to translate into a higher consumption of aluminum.
      Similarly, improving prospects for the domestic automotive industry will translate into higher aluminum demand. CRIS INFAC expects the annual domestic sales for passenger cars and sport-utility vehicles to grow at 16% per year while growth in motorcycles and motor scooters is expected at 12% per year from fiscal 2006 to 2011.

      The construction sector is also expected to see continued growth due in part to the opening up of the real estate sectors to foreign direct investment. Backed by increasing acceptance of aluminum as an alternative to wood, demand from this sector is expected to grow in the coming years.
      In addition, CRIS INFAC also sees continued demand for aluminum in packaging and air conditioning.
Commercial Power Generation Business

Industry Overview
      The Electricity Act was enacted in 2003 in order to eliminate the multiple legislation governing the electricity generation, transmission and distribution sectors and to enhance the scope of power sector reforms aimed at addressing systemic deficiencies in the Indian power industry. The key provisions of the Electricity Act allowed for de-licensing of power generation, open access in power transmission and distribution, unbundling of SEBs, compulsory metering of all consumers and more stringent penalties for the theft of electricity. It also included provisions to facilitate captive power plants. However, the pace of implementation of these reforms varies across states. The Electricity Act read with the recently notified National Tariff Policy, or NTP, in January 2006 also mandates that all future power purchases by distribution licensees must be based on competitive bidding to obtain the benefits of reduced capital costs and efficiency of operations through competition.

Installed Capacities
      As of March 31, 2007, India’s power system had an installed generation capacity of approximately 132,329 MW. The Central Power Sector Utilities, or CPSU, accounted for approximately 34.2% of total power generation capacity as of March 31, 2007, while the various state entities and private sector companies accounted for approximately 52.9% and 12.9%, respectively.

Future Capacity Additions
      To sustain the strong recent economic growth in India, the Ministry of Power in India has set an ambitious target of providing “Power for All,” with a target of achieving an installed capacity of 212,000 MW by 2012 by adding approximately 100,000 MW of generation capacity.
      As part of the planned target of approximately 100,000 MW of capacity addition by 2012, the Government of India has proposed the setting up of nine Ultra Mega Power Projects, or UMPPs. Each of these projects is expected to be commissioned during the period 2008 to 2012 and two have already been awarded.

Transmission and Distribution
      In India, the T&D system is comprised of state grids, regional grids (which are formed by interconnecting neighboring state grids) and distribution networks. The distribution networks and the state grids are mostly owned and operated by the SEBs or state governments through SEBs, while most of the inter-state transmission links are owned and operated by the Power Grid Corporation of India Limited. These regional grids facilitate transfers of power from power-surplus states to a power-deficit states and gradually being integrated to form a national grid. The existing inter-regional power transfer capacity of 9,000 MW is expected to be enhanced to 30,000 MW by 2012 through the creation of “Transmission Super Highways.”
      With the enactment of the Electricity Act and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognized as an independent activity. Power distribution in the States of Delhi and Orissa has been privatized and distribution networks are now operated by private utilities companies such as The Tata Power Company Limited, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited and a number of other distribution companies.

Consumption
      Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following tables show the gap between the total electricity required versus total electricity made available from fiscal 1999 to 2006.
Power: Demand and Supply

Source: CRIS INFAC, Ministry of Power.
     The industrial, domestic and agriculture sectors are the main consumers of electrical energy, consuming over 80% of total electrical energy in fiscal 2004.

      While per capita consumption in India has grown significantly, it continues to lag behind power consumption in other leading developed and emerging economies by a large margin. The Ministry of Power is projecting a per-capita consumption of 932 kWh/year in 2012. The following charts compare per capita electricity consumption in India, other countries and the world average consumption.

Per Capita World Consumption (2001)	India Growth Pattern Over Years

Note:
(1) Countries that are members of the Organization for Economic Co-operation and Development (http://www.oecd.org)
Source: Key World Energy Statistics (2003); as quoted on Ministry of Power website, December 2005 (http://powermin.nic.in/indian_electricity_scenario/
growth_of%20the_power_sector.htm).

Source: Ministry of Power of the Government of India website(http://powermin.nic.in/indian_electricity_scenario/growth_of%20
the_power_sector.htm and http://powermin.nic.in/indian_
electricity_scenario/power_sector_at_a_glance.htm).

Power Trading
      Power trading takes place between suppliers with surplus capacity and areas with deficits. Recent regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity to promote competition. Several entities, including PTC India Limited (formerly Power Trading Corporation of India Limited), or PTC, NTPC’s subsidiary, NTPC Vidyut Vyapar Nigam Limited and Tata Power Trading Company Private Limited have started trading operations or have applied for trading licenses.

Tariff Setting
      Until the end of 2005, the tariff regime in India for all electricity generators was regulated and determined by either the Central Electricity Regulatory Commission, or CERC, or the State Electricity Regulatory Commissions, or SERCs, that set the tariff on a cost-plus basis consisting of a capacity charge, a variable energy charge and an unscheduled interchange charge. The tariff regime guaranteed a fixed return on equity to the generators and treated all costs as pass through in the tariff.

      In order to improve efficiency and provide cheaper electricity cost to consumers and at the same time attract adequate investments and accelerate development in the power sector, the Government of India notified the NTP in January 2006 with the key objectives of:

•	ensuring availability of electricity to consumers at reasonable and competitive rates;

•	promoting transparency, consistency and predictability in regulatory approvals across jurisdictions and minimizing the perception of regulatory risks; and

•	promoting competition, efficiency in operations and improvement in quality of supply.
      To achieve these objectives, the NTP mandated that power procurement for future requirements by all distribution licensees should be through a transparent competitive bidding mechanism using the Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licensees, dated January 19, 2005, issued by the Ministry of Power.
      Further, to facilitate merit order dispatch, an availability-based tariff mechanism has also been introduced whereby the electricity tariffs are split into two parts comprising a fixed capacity charge and a variable energy charge. The fixed cost elements like interest on loans, return on equity, depreciation, operations and maintenance expenses, insurance, taxes and interest on working capital are covered by the capacity charge. The variable cost (that is, fuel cost) of the power plant for generating energy is covered by the energy charge.
      The NTP also provides that power purchase agreements should ensure adequate and bankable payment security arrangements like letters of credit and escrow of cash flows for the benefit of the generating companies. In case of persisting default, generating companies may sell power to other buyers.

Government Initiatives
      Historically, management of the power sector by SEBs was driven by local populist politics that caused the financial health of central and state utilities to deteriorate, which led to under-investment, continued loss and theft and cash leakage. In response, the Government of India launched a combination of regulatory and development initiatives which, among other measures, made anti-theft laws more stringent, prohibited unfunded subsidies and required 100% metering in all states.
      Initiatives have also been introduced to address poor T&D infrastructure and dilapidated metering systems. These initiatives include concessional loans from the Government of India to fund up to half the costs of state T&D projects and incentive payments to the states linked to the reduction in annual cash losses of the SEBs.

BUSINESS
Overview
      We are India’s largest non-ferrous metals and mining company based on net sales and are one of the fastest growing large private sector companies in India based on the increase in net sales from fiscal 2006 to 2007. In India, one of the fastest growing large economies in the world with a 9.2% increase in real gross domestic product from fiscal 2006 to 2007, we are one of the two custom copper smelters by volume, the leading and only integrated zinc producer and one of the four primary producers of aluminum. In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We have experienced significant growth in the Indian copper, zinc and aluminum markets. Our net sales increased from Rs. 66,643 million in fiscal 2005 to Rs. 241,246 million ($5,597.4 million) in fiscal 2007, representing a compound annual growth rate of 90.3%, due to our capacity expansions and commodity prices increasing to historical highs. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
      Our copper business is principally one of custom smelting. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the top quartile in terms of the lowest cost of production of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our copper cathode production has increased from 171,992 tons in fiscal 2005 to 312,720 tons in fiscal 2007, representing a compound annual growth rate of 34.8%. The production increases, together with higher realized TcRc rates and copper market prices, drove net sales of our copper business from Rs. 34,508 million in fiscal 2005 to Rs. 115,192 million ($2,672.7 million) in fiscal 2007, representing a compound annual growth rate of 82.7%.
      Our fully-integrated zinc business is owned and operated by HZL, India’s leading zinc producer with a 61% market share by volume of the Indian zinc market in fiscal 2007, according to ILZDA. HZL’s Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis and was estimated to have the third lowest cost of producing zinc concentrate in 2006, our new Chanderiya hydrometallurgical zinc smelter was in the top quartile in terms of the lowest cost of production of all zinc smelting operations worldwide in 2006 and HZL was the world’s fourth largest zinc mining company in 2006 based on mine production, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). It is our current intention to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL. HZL’s operations include three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s zinc production has increased from 212,445 tons in fiscal 2005 to 348,316 tons in fiscal 2007, representing a compound annual growth rate of 28.0%. The production increases, together with higher zinc market prices, drove net sales from Rs. 21,967 million in fiscal 2005 to Rs. 85,963 million ($1,944.5 million) in fiscal 2007, representing a compound annual growth rate of 97.8%.
      Our aluminum business is primarily owned and operated by BALCO, in which we have a 51.0% ownership interest. BALCO is one of the four primary producers of aluminum in India and had a 25% primary market share by volume in India in fiscal 2007, among the primary producers in the country, according to AAI. BALCO was the fastest growing primary producer of aluminum in India in fiscal 2007 based on quantity of aluminum produced as a result of the ramp-up in production at its new Korba aluminum smelter. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. With BALCO’s recently expanded and upgraded aluminum smelting capabilities, it is seeking to lower its cost of production. BALCO has increased its production from 100,272 tons in fiscal 2005 to 313,189 tons in fiscal 2007, representing a compound annual growth rate of 76.7%. The production increases, together with higher aluminum market prices, drove net sales from Rs. 10,168 million in fiscal 2005 to Rs. 40,091 million ($930.2 million) in fiscal 2007, representing a compound annual growth rate of 98.6%.
      We hold a 29.5% minority interest in Vedanta Alumina, a 70.5%-owned subsidiary of Vedanta. Vedanta Alumina began the progressive commissioning of a new 1.0 million tpa alumina refinery, expandable to 1.4 million tpa, in the State of Orissa in Eastern India in March 2007, with one of the two units of its associated captive power plant commissioned in February 2007. Vedanta Alumina anticipates first alumina production from the refinery by June 2007. In addition, Vedanta Alumina is setting up a greenfield 500,000 tpa aluminum smelter project together with an associated coal-based 1,215 MW captive power plant to be set up in Jharsuguda in the State of Orissa. The project will be implemented in two phases of 250,000 tpa each, with construction of the first phase expected to be completed in the second half of 2009 and the second phase expected to be completed by the end of 2010.
      We have been building and managing captive power plants since 1997. As of March 31, 2007, the total power generating capacity of our seven captive power plants was 1,046 MW, of which 694 MW was from two thermal coal-based captive power plants completed within the last three years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Our wholly-owned subsidiary Sterlite Energy is investing approximately Rs. 81,890 million ($1,900.0 million) to build the first phase, totaling 2,400 MW (comprising four units of 600 MW each), of a thermal coal-based power facility, which we expect to complete in 2010. Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 62 billion tons as of January 1, 2007, according to the Ministry of Coal of the Government of India. In addition, on October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,160.1 million) to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. We believe that by leveraging our experience in building and managing captive power plants we can compete successfully in the commercial power generation business and capitalize on this growth opportunity.
      We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. Starting April 4, 2007, our equity shares have been included in S&P CNX Nifty, a diversified index of 50 Indian stocks listed on the NSE. We are, and after this offering will continue to be, a majority-owned and controlled subsidiary of Vedanta, a public company in the United Kingdom listed on the LSE and included in the FTSE 100 Index. Vedanta is a leading metals and mining company with operations in copper, zinc and aluminum located primarily in India, though with a copper business in Zambia. We and Vedanta share a common management team with a common strategic vision, and we form the core of Vedanta’s operations.
      Vedanta is 53.6%-owned by Volcan, a holding company owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE in December 2003, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into a relationship agreement with Vedanta that seeks to enable Vedanta to carry on its business independently of Volcan and the Agarwal family. See “Certain Relationships and Related Transactions.”

Competitive Strengths
      We believe that we have the following competitive strengths:

High quality assets and resources making us a low-cost producer in copper and zinc
      We believe that our business has assets of global size and scale. Our costs of production in copper and zinc are competitive with those of leading metals and mining companies in the world. According to Brook Hunt, our largest zinc mine, Rampura Agucha, is ranked third in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis. Rampura Agucha had deposits of 53.4 million tons as of March 31, 2006. Moreover, the low strip ratio and good ore mineralogy of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. Our new Chanderiya hydrometallurgical zinc smelter was in the top quartile in terms of the lowest cost of production of all zinc smelting operations worldwide in 2006, according to Brook Hunt. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the top quartile in terms of the lowest cost of production of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. With our aluminum business’ recently expanded and upgraded aluminum smelting capacity and its relatively cost effective access to power, including as a result of it being an energy-integrated aluminum producer, we are seeking to lower our costs in this business as well. Other factors contributing to our success in lowering our costs of production include:

•	our focus on continually reducing manufacturing costs and seeking operational efficiency improvements;

•	our building and managing our own captive power plants to supply a substantial majority of the power requirements of our operations; and

•	the relatively large and inexpensive labor and talent pools in India.
      We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations and continually seek to improve efficiency.

Leading non-ferrous metals and mining company in India with a diversified product portfolio
      We have substantial market share across the copper, zinc and aluminum metals markets in India. Specifically:

•	we are one of two custom copper smelters in India, with a 42% primary market share by volume in India in fiscal 2007, according to ICPCI;

•	HZL is India’s only integrated zinc producer and had a 61% market share by volume in India in fiscal 2007, according to ILZDA, and was the world’s fourth largest zinc mining company in 2006 based on mine production, according to Brook Hunt; and

•	BALCO is one of the four primary producers of aluminum in India and had a 25% primary market share by volume in India in fiscal 2007, among the primary producers of the country according to AAI, and was the fastest growing primary producer of aluminum in India in fiscal 2007 based on quantity of aluminum produced as a result of the ramp-up in production at its new Korba aluminum smelter.

      According to Brook Hunt, the demand for copper, zinc and aluminum in India is expected to grow from 450,000 tons, 430,000 tons and 1.0 million tons in 2006 to 967,000 tons, 661,000 tons and 1.6 million tons in 2015, representing compound annual growth rates of 8.9%, 4.9% and 5.2%, respectively. Similarly, Brook Hunt expects that China will continue to provide an attractive market, with demand for copper, zinc and aluminum expected to grow from 4.0 million tons, 3.2 million tons and 8.8 million tons in 2006 to 7.8 million tons, 5.0 million tons and 21.9 million tons in 2015, representing compound annual growth rates of 7.9%, 5.2% and 10.7%, respectively. This compares to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 17.5 million tons, 11.3 million tons and 34.6 million tons in 2006 to 24.3 million tons, 14.8 million tons and 55.1 million tons in 2015, representing compound annual growth rates of 3.7%, 3.1% and 5.3%, respectively.
      With our copper, zinc and aluminum businesses representing 47.8%, 35.6% and 16.6% of our net sales and 18.4%, 67.3% and 14.3% of our operating income in fiscal 2007, respectively, we believe that we have a diversified product portfolio and intend to further diversify our business through our planned entry into the commercial power generation business.

Ideally positioned to capitalize on India’s growth and resource potential
      We believe that our experience operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from factors including:

•	India’s large mineral reserves. According to the Geological Survey of India 2004, the total copper ore, lead-zinc ore, bauxite and thermal coal resources of India are estimated at 0.5 billion tons, 0.5 billion tons, 2.6 billion tons and 245.7 billion tons, respectively. According to CRIS INFAC, India’s bauxite reserves are the fifth largest in the world, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world.

•	India’s economic growth and proximity to other growing economies. India, with a 9.2% increase in real gross domestic product from fiscal 2006 to 2007 and an expected 8.5% increase in real gross domestic product from fiscal 2007 to 2008, according to the RBI, is one of the fastest growing large economies in the world, with significant growth in industrial production and investments in infrastructure. We believe that our focus on the metals and power segments will allow us to directly benefit from this growth. In addition, India is strategically located close to other growing economies in China, Southeast Asia and the Middle East.

•	India’s large and inexpensive labor and talent pools. India has, compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals.

Strong pipeline of growth projects
      We possess a strong portfolio of greenfield and brownfield projects that we intend to pursue:

•	Zinc segment: A second 170,000 tpa hydrometallurgical zinc smelter similar to the one recently completed, together with a coal-based 77 MW captive power plant, which we expect to complete by early 2008. In addition, we plan to undertake an initiative at our Chanderiya and Debari facilities to increase our total zinc smelting capacity by 88,000 tpa, at our Zawar mine to construct a new 80 MW thermal coal-based captive power plant and at our Rampura Agucha mine to add additional mining equipment, including a new primary crusher.

•	Power segment: A plan to enter the commercial power generation business with Sterlite Energy’s construction of four thermal coal-based 600 MW power plants to be completed over the next three years as part of a 2,400 MW power facility. In addition, BALCO has entered into a memorandum of understanding under which, among other things, feasibility studies will be undertaken for the possible construction of a thermal coal-based 1,200 MW power facility.

      In addition, we have a minority interest in Vedanta Alumina, which began the progressive commissioning of a new 1.0 million tpa alumina refinery and a 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals, in the State of Orissa, India, in March 2007 and February 2007, respectively. It is also setting up a greenfield 500,000 tpa aluminum smelter and 1,215 MW captive power plant in the State of Orissa.

Experience for entry into commercial power generation business in India
      We have been building and managing captive power plants in India since 1997 and are currently managing seven captive power plants with a total power generation capacity of 1,046 MW, including two thermal coal-based captive power plants with a total power generation capacity of 694 MW that we built within the last three years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite having increased significantly in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “Overview of Industries — Commercial Power Generation Business — Consumption.” In addition, it has large thermal coal resources of over 255 billion tons and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, we can compete successfully in this business.

Experienced and focused management with strong project execution and acquisition skills
      Our senior management has significant experience in all aspects of our business and has transformed us from a small wire and cable manufacturing company in the early 1980s into our current status as a leading non-ferrous metals and mining company in India. Mr. Anil Agarwal, our founder, remains involved in overseeing our business as our Non-Executive Chairman. Our experienced and focused management and dedicated project execution teams have a proven track record of:

•	successfully implementing capital-intensive projects to increase our production capacities;

•	selecting attractive acquisition opportunities and successfully improving the operations and profitability of acquired businesses;

•	increasing the copper cathode capacity of our Tuticorin copper smelter from 180,000 tpa to 300,000 tpa in 2005 and then further to 400,000 tpa in November 2006;

•	completing a brownfield expansion with the addition of a 170,000 tpa hydrometallurgical zinc smelter, together with a coal-based 154 MW captive power plant, at Chanderiya, India;

•	increasing the capacity of the Rampura Agucha lead-zinc mine and processing plant from 2.0 million tpa to 3.7 million tpa of ore to supply the brownfield zinc smelter expansion at Chanderiya; and

•	expanding the Korba facility by adding a 245,000 tpa aluminum smelter to bring the total installed capacity at that facility to 345,000 tpa of aluminum.
      We utilize project monitoring and assurance systems to facilitate timely execution of our projects. In addition, we have established relationships with leading domestic and international vendors that support our expansion projects. We have successfully completed expansion projects across our copper, zinc and aluminum businesses on which we have spent Rs. 53,726 million ($1,246.5 million) since the beginning of fiscal 2004.
      We acquired our zinc business through our acquisition of HZL and our aluminum business through our acquisition of BALCO. In both instances we have been successful at increasing production levels from the existing assets by improving operational efficiencies, lowering the costs of production by commissioning captive power plants and growing the businesses through capacity expansions, specifically:

•	increasing the production of HZL’s three zinc smelters and three lead-zinc mines that were operational when we acquired management control of HZL in 2002 from 172,140 tons of zinc ingots and 214,447 tons of zinc mined metal content to their present 348,316 tons of zinc ingots and 504,956 tons of zinc mined metal content, representing an increase of 23.5% for zinc ingots and 135.5% for zinc mined metal content, respectively; and

•	increasing the production of BALCO’s original aluminum smelter from 89,164 tpa when we acquired management control of BALCO in 2001 to its present 105,546 tpa.

Ability and capacity to finance world-class projects
      We have generated strong cash flows in recent years due to our substantial volume growth, robust commodity prices and our cost reduction measures as illustrated by our improved cash flow from operations of Rs. 40,418 million ($937.5 million) in 2007 compared with Rs. 6,075 million in 2005. Moreover, we have a strong balance sheet with low leverage.
      We believe that holding substantial cash and current assets and maintaining low leverage are important to provide sufficient liquidity and to meet the cash outflow requirements of our capacity expansion projects in the event of any adverse movements in commodity prices.
Strategy
      Our goal is to generate strong financial returns and create a world-class metals and mining company. Our strategy is to continue to grow our business by completing our existing expansion projects as well as setting up new greenfield and brownfield projects. We intend to take advantage of our low-cost base, expand our position in India as a supplier of copper, zinc and aluminum products and further develop our exports of these products. We are also leveraging our experience in building and managing captive power plants to develop a commercial power generation business in India and will continue to closely monitor the Indian resource markets in our existing lines of business as well as new opportunities such as iron ore and coal. Key elements of our strategy include:

Increasing our capacities through greenfield and brownfield projects
      We intend to continue to increase our capacities through the construction of new facilities. We believe that increasing our capacities is critical to enable us to continue to capitalize upon the growing demand for metals in India and abroad, particularly in China, Southeast Asia and the Middle East. We seek to implement our expansion projects quickly and with the minimum necessary capital costs in order to generate a high internal rate of return on the projects. The most recent and ongoing projects to increase our production capacities are as follows:

•	in November 2006, we completed expansion of our Tuticorin copper smelter from 300,000 tpa to 400,000 tpa;

•	in February 2006, HZL commissioned a new lead smelter that is expected to increase capacity from 35,000 tpa to 85,000 tpa of lead metal at the lead-zinc smelter at Chanderiya;

•	in early 2006, HZL began construction of a second 170,000 tpa hydrometallurgical zinc smelter and an additional 77 MW captive power plant at Chanderiya, which are expected to be completed by early 2008; and

•	in November 2006, BALCO completed the commissioning of its new 245,000 tpa aluminum smelter at Korba.

Leveraging our project execution and operating skills and experience in building and managing captive power plants to develop a commercial power generation business
      The demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind other leading developed and emerging economies by a large margin. India has large thermal coal resources and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, and by applying our mining experience to the mining of the coal blocks we are seeking to have allotted to us to reduce the costs of our proposed commercial power generation business, we can compete successfully in this business. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India, which strategy includes an investment of approximately Rs. 81,890 million ($1,900.0 million) for Sterlite Energy to build the first phase, totaling 2,400 MW, of a thermal coal-based power facility in the State of Orissa, which we expect to complete in 2010. On October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,160.1 million) to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh.
      In addition, we believe that our entry into the commercial power generation business will allow us to establish ourselves and gain specific experience in coal mining as the power industry is one of only three industries in India, the others being iron/steel and cement, where captive coal mining by non-governmental entities is permitted. We believe this would help position us to more broadly enter the coal mining business if it is eventually opened to entry by non-governmental entities as part of a Government of India deregulation initiative.

Continuing focus on asset optimization and reducing the cost of production
      We intend to continue to improve our production processes and methods and increase operational efficiencies to reduce our cost of production. Our current initiatives include:

•	seeking improvements in operations to maximize throughput and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce the power consumed in the refining and smelting processes and in captive power plants to provide the required power;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	improving recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply; and

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce additional end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals.

Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills
      Our senior management has significant experience in all aspects of our business and has transformed us from a small wire and cable manufacturing company in the early 1980s into our current status as a leading non-ferrous metals and mining company in India. Our successful acquisitions of HZL and BALCO contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses primarily in India, including through government privatization programs. We continue to closely monitor the Indian resource markets in our existing lines of business as well as seeking out new opportunities such as iron ore and coal. By selecting the opportunities for growth and acquisition carefully and leveraging our transactional, project execution, and operational skills, we expect to continue to expand our business.

Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group
      We have consolidated and are continuing to seek to increase our direct ownership of our underlying businesses to simplify and derive additional synergies as an integrated group, in particular by acquiring major shareholders to consolidate our corporate structure to simplify and more closely integrate our operations. As part of this strategy we continue to seek to increase our direct ownership of our underlying businesses to derive additional synergies as an integrated group. In March 2004, we exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO in order to make BALCO a wholly-owned subsidiary, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and we intend to acquire from the Government of India a further 29.5% of the shares in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “Risk Factors — Risks Relating to Our Business — The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged” and “— Options to Increase Interests in HZL and BALCO.” It has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Risk Factors — Risks Relating to Our Business — The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.
Our History and Relationship with Vedanta
      We were acquired by Mr. Anil Agarwal and his family in 1979 and have grown from a small wire and cable manufacturing company to one of India’s leading non-ferrous metals and mining companies. In 1988, we completed an initial public offering of our shares in India. In 1991, we commissioned a copper rod plant and in 1997 we commissioned the first privately developed and licensed copper smelter in India at Tuticorin. In 2000, in order to obtain a source for some of the copper concentrate requirements of our Tuticorin smelter, we acquired CMT, which owns the Mt. Lyell copper mine in Australia, and Thalanga Copper Mines Pty Ltd, or TCM, which owns 70% of the Highway Reward copper mine in Australia which has since closed in July 2005. CMT and TCM had been acquired by Monte Cello BV, or Monte Cello, in 1999, and we acquired them through our acquisition of Monte Cello from a subsidiary of Twin Star in 2000.
      We acquired our aluminum business through our acquisition of a 51.0% interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we gave notice to exercise our call option to purchase the Government of India’s remaining 49.0% shareholding in BALCO at a price determined in accordance with the shareholders’ agreement entered into by us and the Government of India. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.
      On April 11, 2002, we acquired through SOVL a 26.0% interest in HZL from the Government of India and a further 20.0% interest through an open market offer. On November 12, 2003, we acquired through SOVL a further 18.9% interest in HZL following the exercise of a call option granted by the Government of India, taking our interest in HZL to 64.9%. In addition, SOVL has a call option, which became exercisable beginning on April 11, 2007, to acquire the Government of India’s remaining ownership interest in HZL.
      On October 3, 2006, we acquired 100% of Sterlite Energy from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million). Sterlite Energy is our subsidiary through which we intend to pursue our plans to set up a thermal coal-based 2,400 MW power facility in the State of Orissa.
      The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of May 18, 2007:

Notes:

(1)	Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal. Mr. Dwarka Prasad Agarwal and Mr. Agnivesh Agarwal, the Non-

Executive Chairman of HZL, own all of the shares of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non- Executive Chairman, may also be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan.
(2)	We exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.

(3)	SOVL has a call option to acquire from the Government of India a further 29.5% of HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees) which remains exercisable so long as the Government of India has not sold its remaining shares pursuant to a public offer. See “— Options to Increase Interests in HZL and BALCO” for more information.

     The principal members of our consolidated group of companies are as follows:

•	Sterlite Industries (India) Limited. We are incorporated in Kolkata, State of West Bengal, India, our registered office is in Tuticorin, State of Tamil Nadu, India and we are headquartered in Mumbai. We have been a public listed company in India since 1988 and our equity shares are listed and traded on the BSE and NSE. Vedanta, through Twin Star and MALCO, owns 76.0% of our issued share capital and has management control of us. Vedanta’s 76.0% ownership interest in us is equal to the sum of Twin Star’s 72.3% ownership interest in us plus 80.0% of the 4.6% ownership interest in us of MALCO (reflecting Vedanta’s 80% ownership interest in MALCO). We are a majority-owned and controlled subsidiary of Vedanta. The remainder of our share capital is held by SIL Employees Welfare Trust, or SEWT (3.2%), Life Insurance Corporation of India (1.7%) and other institutional and public shareholders (18.2%). We operate our copper business within Sterlite, except for our Australian copper mine, which is owned and operated by our wholly-owned subsidiary CMT.

•	Bharat Aluminium Company Limited. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The Government of India owns the remaining 49.0%. We exercised an option to acquire the Government of India’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminum business.

•	Hindustan Zinc Limited. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. The remainder of HZL’s share capital is owned by the Government of India (29.5%) and institutional and public shareholders and employees of HZL (5.6%). Through SOVL we have management control of HZL, which owns and operates our zinc business, and own a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. This call option is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “— Options to Increase Interests in HZL and BALCO” for more information.

•	Sterlite Energy Limited. Sterlite Energy is incorporated in Mumbai, State of Maharashtra, India and its registered office is located in Mumbai, Maharashtra. Sterlite Energy is our wholly-owned subsidiary.
      The key entities that control us are as follows:

•	Volcan Investments Limited. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE in December 2003, Volcan, Messrs. Dwarka Prasad Agarwal,

Agnivesh Agarwal and Anil Agarwal and Vedanta entered into a relationship agreement dated December 5, 2003, which seeks to regulate the ongoing relationship between them to enable Vedanta to carry on its business independently of Volcan and the Agarwal family. Volcan owns approximately 53.6% of the issued ordinary share capital of Vedanta.

•	Vedanta Resources plc. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE, as a result of which Volcan’s ownership interest in Vedanta was reduced and is 53.6% as of the date of this prospectus. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index.

We are, and after this offering will continue to be, a majority-owned and controlled subsidiary of Vedanta. We are a party to a shared services agreement with Vedanta and other entities regarding the sharing of management services. See “Certain Relationships and Related Transactions.”

In 2004, Vedanta, through its wholly-owned subsidiary, Vedanta Resources Holdings Limited, or VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets.

In April 2007, Vedanta acquired a 51.0% controlling interest in Sesa Goa Limited, which is incorporated in India, is India’s largest private sector iron ore producer and exports substantially all of its iron ore production to leading global steel companies in China, Europe and Japan.

•	The Madras Aluminium Company Limited. MALCO was incorporated in 1960 in the State of Tamil Nadu, India where it is also headquartered. MALCO is listed on the NSE and BSE. Vedanta has management control of MALCO. MALCO is a fully integrated aluminum producer and its alumina and aluminum products are primarily sold in the domestic Indian market. MALCO, a competitor of BALCO, had a primary market share in the Indian market of 4% by volume in fiscal 2007, compared to 25% by volume for BALCO. MALCO owns 38.8% of IFL, which owns and operates an aluminum foil business.
      We also have an associate company, Vedanta Alumina, which is incorporated in the State of Maharashtra, India, and is 70.5%-owned by Vedanta through Twin Star, following a Rs. 4,421 million investment in March 2005. We own the remaining 29.5% minority interest. Vedanta Alumina is part of Vedanta’s consolidated group of companies but is not part of our consolidated group of companies. Vedanta Alumina is commissioning a new alumina refinery and setting up a 500,000 tpa aluminum smelter. See “— Overview.”
Basis of Presentation of Reserves
      Our reported mineral reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers and an audit of the results by the independent consulting firms of SRK Consulting (South Africa) Pty Ltd, SRK Consulting (UK) Ltd and Steffen Robertson and Kirsten (Australasia) Pty Ltd, which are together referred to in this prospectus as SRK. The results are reported in compliance with Industry Guide 7 of the Commission.
      The estimation of the quantity and quality of the mineral occurrence is defined in two stages. In the first stage, the location, quantity, grade, geological characteristics and continuity of a Mineral Resource are interpreted and estimated from specific geological evidence and knowledge. The geological evidence is gathered from exploration, sampling and testing information through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

      In the second stage, the “ore reserve” is defined. An “ore reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into probable ore reserves and proven ore reserves.
      We retained SRK to conduct independent reviews of our ore reserve estimates as of March 31, 2006 at the Mt. Lyell copper mine, the Rampura Agucha, Rajpura Dariba and Zawar lead-zinc mines and the Mainpat and Bodai-Daldali bauxite mines. SRK visited each site and reviewed the methodology and data used to develop the reserve estimates. SRK noted that the geological information at Mt. Lyell and Rampura Agucha are modeled using conventional computerized models, the information at Rajpura Dariba is modeled using a proprietary modeling system, and the information at Zawar and the bauxite mines is modeled using paper based sections. SRK conducted a series of checks at each mine to verify that the resulting estimate of the quantity and quality of ore present was appropriate.
      SRK also verified that future projections on the modifying factors were consistent with historic performance and that the cut-off grades used were consistent with current operating costs. At each site the metal prices used in the economic projections are not more than the average metal price for the three fiscal years ended March 31, 2006 or, in the case of our Mt. Lyell copper mine, the three-year period ended September 30, 2006.
      In addition to the mineral reserves, we have identified further mineral deposits as either extensions to or in addition to our existing operations that are subject to ongoing exploration and evaluation.
Our Copper Business

Overview
      Our copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements.
      As a custom smelter, we buy copper concentrate at LME-linked prices for copper. We sell refined copper at LME-linked prices in the domestic and export markets. The TcRc is influenced by global copper concentrate demand, supply of copper smelting and refining capacity, LME trends, LME-linked price participation and other factors. We source our concentrate from various global suppliers and our Australian mine.
      In recent years, we have improved the operating performance of our copper business by improving operational efficiencies and reducing unit costs, including reducing power costs by constructing a captive power plant at Tuticorin. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the top quartile in terms of the lowest costs of production of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. We intend to further improve the operating performance of our copper business by continuing to reduce unit operating costs through improvements in recovery rates, lowering power and transport costs, achieving economies of scale and the achievement of other operational efficiencies.

Principal Products

Copper Cathode
      Our copper cathodes are square shaped with purity levels of 99.99% copper. These cathodes meet international quality standards and are registered as LME “A” Grade. The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods. Copper cathodes are also used for making alloys like brass, bronze and alloy steel, with applications in defense and construction.

Copper Rods
      Our copper continuous cast rods meet all the requirements of international quality standards. Our copper rods are currently used primarily for power and communication cables, transformers and magnet wires.

Sulphuric Acid
      We produce sulphuric acid at our sulphuric acid plant through conversion of sulphur dioxide gas that is generated from the copper smelter. A significant amount of the sulphuric acid is consumed by our phosphoric acid plant in the production of phosphoric acid, and the remainder of the sulphuric acid is sold to fertilizer manufacturers and other industries.

Phosphoric Acid
      We produce phosphoric acid at our phosphoric acid plant by chemical reaction of sulphuric acid and rock phosphate, which we import. Phosphoric acid is sold to fertilizer manufacturers and other industries.

Other By-products
      Other by-products of our copper smelting operations are gypsum and anode slimes, which we sell to third parties.

Our Production Process
      Our copper business has a number of elements which are summarized in the following diagram and explained in greater detail below:

CONCENTRATE IMPORTS
Copper concentrate is imported from third party mines worldwide and shipped to Tuticorin port.
COPPER MINES
Copper ore is mined at our captive mine in Australia and processed into copper concentrate and shipped to Tuticorin port.
TUTICORIN COPPER SMELTER
The copper concentrate is first processed into blister copper using an ISASMELT™ furnace and converter. Blister copper is then fire-refined and cast into copper anodes, which are sent to the refinery. Sulphur dioxide generated as a by-product in this process is sent to the sulphuric acid plant at Tuticorin.
SULPHURIC & PHOSPHORIC ACID PLANTS
Sulphur dioxide is converted into sulphuric acid. A major part of this sulphuric acid is converted into phosphoric acid. The remainder is sold directly to customers. Both are sold to fertilizer manufacturers and other industries.
TUTICORIN REFINERY
Copper anodes are converted into copper cathodes using an electrolytic process. Some of these cathodes are sent to the copper rod plant and the remainder sold directly to customers. Anode slime containing precious metals is generated during the refining process and is sold to overseas customers.
SILVASSA REFINERY
Copper anodes are converted into copper cathodes using an electrolytic process. Most of the copper cathodes are sent to the copper rod plant and the remainder are sold directly to customers. Anode slime containing precious metals is generated during the refining process and is sold to overseas customers.
TUTICORIN COPPER ROD PLANT
Copper cathodes are melted and extruded into copper rods.
SILVASSA COPPER ROD PLANTS
Copper cathodes are melted and extruded into copper rods.
FINISHED PRODUCTS
Copper cathodes and rods are sold to customers in India and overseas. Sulphuric and phosphoric acid are sold to customers in India.

Supply of Copper Concentrate
      As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. A small percentage of our copper concentrate is sourced from our own mine in Tasmania, Australia. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.

Tuticorin Smelter
      Our Tuticorin smelter processes copper concentrate by combining it with silica flux and lime, where required, and feeding it into the IsaSmelttm furnaces. The furnaces smelt the copper concentrate, producing copper matte, slag, and sulphur dioxide gas. The slag and the copper matte flow into a holding furnace, where they are separated. The slag is further smelted to extract additional copper matte and then the remaining slag is discarded. The copper matte is transferred to a converter, where it is oxidized to produce blister copper. The blister copper is fed into the anode furnace where additional sulphur dioxide is removed and the copper is cast as copper anodes.

Tuticorin Acid Plants
      The sulphur dioxide gas produced from the IsaSmelttm furnaces at Tuticorin in the process of creating copper anodes is fed through the sulphuric acid plant at Tuticorin to be converted into sulphuric acid. Most of the sulphuric acid is further treated in our phosphoric acid plant to be converted into phosphoric acid. Both the sulphuric acid and the phosphoric acid are sold primarily to fertilizer manufacturers. The treatment of the sulphur dioxide gas creates sulphuric acid and phosphoric acid by-products, including gypsum, from the copper smelting process and avoids the release of the harmful sulphur dioxide gas.

Silvassa and Tuticorin Refineries
      In the refineries at Silvassa and Tuticorin, which use IsaProcesstm technology, copper anodes are electrolytically refined to produce copper cathodes with a purity of 99.99% and slimes, which are treated further in a slimes treatment plant to recover additional copper. The residual slimes are sold to third parties. Copper cathodes are either sold to customers or sent to our copper rod plants.

Silvassa and Tuticorin Copper Rod Plants
      In our copper rod plants, copper cathodes are first melted in a furnace and cast in a casting machine, and then extruded and passed through a cooling system that begins solidification of copper into 51x38 mm or 54x38 mm copper bars. The resulting copper bars are gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with a preservation agent and collected in a rod coil that is compacted and sent to customers.

Delivery to Customers
      The copper cathodes, copper rods, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Principal Facilities

Overview
      The following map shows the locations of each of our copper mines and production facilities and the reserves or production capacities, as applicable:

      The following map shows the location of our Tuticorin facility in the State of Tamil Nadu:
      The following map shows the location of our Silvassa facility in the union territory of Dadra and Nagar Haveli:

      The following map shows the location of the Mt. Lyell mine in Tasmania:

Our Copper Mine
      The Mt. Lyell mine is located at Queenstown on the west coast of Tasmania, Australia, approximately 164 kilometers south of Burnie and approximately 260 kilometers northeast of Hobart. Mt. Lyell has well established infrastructure as mining has been conducted in the area since 1883. The town of Queenstown, originally established to service the mines, continues to provide a range of mining services which are supplemented from Burnie and Hobart. Mt. Lyell is connected by paved public road to Burnie and Hobart. There is a rail connection to the port of Burnie.
      The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 1M95 and 5M95 granted by the State Government of Tasmania. Mining Lease 1M95 was granted on January 1, 1995 for a period of 15 years and Mining Lease 5M95 was granted on February 1, 1995 for a period of 14 years and 11 months. Both are renewable and are subject to the terms and conditions specified in the Mineral Resources Development Act, 1995 as amended. The mine is also covered by the Copper Mines of Tasmania Pty Ltd (Agreement) Act 1999, which in, conjunction with an agreement between the State Government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.
      The Mt. Lyell mining district was first discovered in 1883 and 15 separate orebodies have been mined over its life. It is estimated that in excess of 100 million tons of ore has been extracted from the district. Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa to 2.5 million tpa in fiscal 2007. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.
      The principal deposits in the Mt. Lyell region are all of the volcanic disseminated pyrite-chalcopyrite type, which accounts for 86% of the known ore in the region. The geology of the Mt. Lyell mine consists of a series of intercalated felsic to mafic-intermediate volcanics. Lithologies are highly altered quartz-

sericite-chlorite volcanics with individual units delineated largely by the relative abundance of phyllosilicates. Volcaniclastic and rhyolitic lithologies occur sporadically throughout the sequence, as does pervasive iron mineralization in the form of haematite, magnetite and siderite.
      Chalcopyrite is the principal ore mineral and occurs chiefly in higher grade lenses enveloped by lower grade halos. The overall structure of Mt. Lyell is that of a steepy dipping overturned limb of a large anticline. The hanging wall (stratigraphic footwall) of the ore body consists of weakly mineralized chloritic schists with disseminated pyrite. The footwall is sharply defined by the Great Lyell Fault — Owen Conglomerate contact which truncates the ore body at its southern end.
      All mining operations at CMT are undertaken by contractors while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks by front end loader at draw points and then transported to the underground crusher and skip loading area. Crushed ore is then hauled via the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by floatation to produce copper concentrate, which is then filtered to form a cake and trucked to the Melba Flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin in south India from where it is trucked to the Tuticorin smelter.
      The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches some 300 meters from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall.
      CMT has an active exploration and evaluation program at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The Western Tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman & Crown, Glen Lyell, Copper Clays and NW Geophysics.
      The processing plant is approximately 30 years old and has been partially refurbished following our acquisition with the addition of crushers, a float cell and a regrind mill at the surface. While the condition of the plant is ageing, maintenance is carried out as required to ensure that the process plant remains in safe and efficient condition.
      Power at the mine is supplied through an electricity supply agreement with Aurora Energy Pty Ltd to supply 130 GW per house with rates fixed until June 30, 2007. We are negotiating a renewal of this agreement for another two years starting July 1, 2007. There is a plentiful supply of water from mine water and storm water captured on the tailings dam.
      The gross value of fixed assets including capital works in progress is approximately at AUD 60.9 million (Rs. 2,133 million or $49.5 million) as of March 31, 2007.
      In fiscal 2007, Mt. Lyell mined and processed 2.5 million tons of ore at a grade of 1.25% copper to produce 100,966 tons of copper concentrate, which also contained 15,697 ounces of gold and 132,351 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on reserves as of March 31, 2006 and anticipated production, the estimated mine life at Mt. Lyell is approximately four years from March 31, 2006.
      The economic cut-off grade is defined using the metal prices of $3,750 per ton of copper and $500 per ounce of gold which are consistent with the average metal prices over the three-year period ended September 30, 2006. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The metal prices forecasted for the expected life of the reserves are $3,750 per ton for copper and $500 per ounce for gold. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0% copper and have an average grade that exceeds 1.0% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0% copper. CMT operates on a 1.0% copper operational cut-off grade in practice, prefering to take a higher revenue at the expense of a longer mine life. A stope drawpoint is drawn until the average grade of the broken material drops below the operational cut-off grade of 1.0% copper.
      The reserves at CMT in the proven reserve category are defined by drill-holes spaced at 30 meters intervals while the probable reserves are generally defined by drill-holes spaced at 60 meters intervals, though some blocks between 1,415 meters and 1,440 meters have a drill-hole spacing of 30 meters and have been classified as probable reserves as there is less certainty of the modifying factors since the detailed mine design has not yet been completed.
      CMT does not use a copper equivalent calculation for the determination of stope limits as the relationship between the copper and gold grades is essentially linear, allowing the gold credits to be deducted from operating costs.
      The proportion of sub-economic dilution in the reserves varies with the amount of internal dilution and the amount of over-draw. Due to the caving process mixing ore from previous levels, remnant material and material from mineralized halo, it is difficult to determine the level of external dilution, leading CMT to derive the modifying factors from the reconciliation of historical production against the grade and tonnage of the primary ore mined.
      For fiscal 2007, the metallurgical recovery was 91.03% for copper, 66.61% for gold and 62.49% for silver. For fiscal 2007, the contract mining and milling (Mining, Mine — Fixed Plant, Metallurgy, Metallurgy — Fixed Plant) cost was AUD 2,395 ($1,947 or Rs. 83,916) per ton, administration (administration and environment) was at AUD 257 ($209 or Rs. 9,008) per ton and transportation cost was at AUD 336 ($273 or Rs. 11,766) per ton. Correspondingly the TcRc was at AUD 925 ($752 or Rs. 32,411) per ton.
      The following table sets out our proven and probable copper reserves as of March 31, 2006. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

						Total Proven and
		Proven Reserve		Probable Reserve		Probable Reserves

			Copper		Copper		Copper
Mine	Source	Quantity	Grade	Quantity	Grade	Quantity	Grade

		(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	6.7	1.4	2.2	1.5	8.9	1.4
	Secondary ore	3.8	0.9	1.4	1.0	5.2	0.9
	Surface stockpile	0.1	1.2	—	—	0.1	1.2

Total		10.6	1.3	3.6	1.3	14.2	1.3

Our Smelter and Refineries

Overview
      The following table sets forth the total capacities as of March 31, 2007 at our Tuticorin and Silvassa facilities:

	Capacity

	Copper	Copper	Copper	Sulphuric	Phosphoric	Captive Power
Facility	Anode(1)	Cathode(2)	Rods(2)	Acid(3)	Acid(3)	Plant

	(tpa)					(MW)
Tuticorin	400,000	205,000	90,000	1,300,000	180,000	46.5
Silvassa	—	195,000	150,000	—	—	—

Total	400,000	400,000	240,000	1,300,000	180,000	46.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

Tuticorin
      Our Tuticorin facility, commissioned in 1997, is located approximately 17 kilometers inland from the port of Tuticorin in Tamil Nadu in Southern India. Tuticorin is one of India’s two largest copper smelters, based on production volume. Our Tuticorin facility consists of a smelter, a refinery, a copper rod plant, a sulphuric acid plant, a phosphoric acid plant and two captive power plants with a total capacity of 46.5 MW. In 2005, we completed at a cost of Rs. 3,956 million ($91.8 million) an expansion of the smelter which increased the installed capacity from approximately 180,000 tpa to approximately 300,000 tpa of copper anode and added a 22.5 MW captive power plant. Also in 2005, we commissioned the 120,000 tpa copper refinery and 90,000 tpa copper rod plant and increased the capacity of the phosphoric acid plant from 120,000 tpa to 180,000 tpa. In November 2006, we completed a project at a cost of Rs. 1,039 million ($24.1 million) to improve the operational efficiency of our Tuticorin copper smelter to increase its installed capacity to approximately 400,000 tpa of copper anode and of our Tuticorin and Silvassa refineries to increase their installed capacities to 205,000 tpa and 195,000 tpa of copper cathode, respectively.
      The captive power plant of 22.5 MW installed as part of the expansion in 2005, together with a further 11.2 MW generated from the smelter waste heat boiler and the supply from the existing 24 MW captive power plant, meets most of the facility’s power requirements. The remaining power requirements of the facility, which amount to approximately 3% of its total power requirements, are obtained from the state power grid. Our captive power plants at Tuticorin operate on low sulphur heavy stock procured through long-term contracts with various oil companies.
      The smelter at the Tuticorin facility utilizes IsaSmelttm furnace technology. The recently completed refinery uses IsaProcesstm technology to produce copper cathode and the new copper rod plant uses Properzi Continuously Cast and Rolled, or CCR, copper rod technology from Continuus-Properzi S.p.A. to produce copper rods.

Silvassa
      Our Silvassa facility commissioned in 1997, comprises a refinery and two copper rod plants and is located approximately, 140 kilometers from Mumbai in the union territory of Dadra and Nagar Haveli in Western India. Its refinery uses IsaProcesstm technology in the production of copper cathode and its copper rod plants use Properzi CCR copper rod technology. The refinery has an installed capacity of approximately 195,000 tpa of copper cathode, increased from 180,000 tpa as part of a project completed in November 2006, and the copper rod plants have a total installed capacity of approximately 150,000 tpa of copper rods. Our Silvassa facility draws on the state power grid to satisfy its power requirements.

Production Volumes
      The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2007:

		Year Ended March 31,

Facility	Product	2005	2006	2007

		(tons)
Tuticorin	Copper anode(1)	177,020	273,049	313,117
	Sulphuric acid(2)	546,647	844,122	946,539
	Phosphoric acid(2)	104,902	171,892	172,125
	Copper cathode(3)	—	98,796	150,565
	Copper rods(3)	—	30,180	53,660
Silvassa	Copper cathode(3)	171,992	174,252	162,155
	Copper rods(3)	125,406	136,317	124,222
Total	Copper anode	177,020	273,049	313,117
	Copper cathode	171,992	273,048	312,720
	Copper rods	125,406	166,497	177,882
	Sulphuric acid	546,647	844,122	946,539
	Phosphoric acid	104,902	171,892	172,125

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

’
     The following table sets out the total mine copper extraction from the Mt. Lyell mine that we own through CMT as well as from the Highway Reward mine (closed in July 2005) that our wholly-owned subsidiary, TCM, has a 70.0% ownership interest in, for the three years ended March 31, 2007:

		Year Ended March 31,

Mine (Type of Mine)	Product	2005	2006	2007

		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,417,468	2,605,969	2,486,525
	Ore grade	1.22%	1.25%	1.25%
	Copper recovery	91.57%	90.46%	91.03%
	Copper concentrate	98,141	105,690	100,966
	Copper in concentrate	27,593	29,770	28,378
Highway Reward(1) (Underground)	Ore mined	305,437	147,917	—
	Copper concentrate	47,843	21,506	—
	Copper in concentrate	12,272	5,616	—
Total	Ore mined	2,722,905	2,753,886	2,486,525
	Copper concentrate	145,984	127,196	100,966
	Copper in concentrate	39,865	35,386	28,378

Note:

(1)	TCM has a 70.0% ownership interest in the Highway Reward mine, which was closed in July 2005. The figures shown represent total mine production at the Highway Reward underground mine, including the portion attributable to TCM’s joint venture partner, BML Holdings Pty Ltd, during the times when the mine was open, which was used in our business.

Principal Raw Materials

Overview
      The principal inputs of our copper business are copper concentrate, rock phosphate and power. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate
      Copper concentrate is the principal raw material of our copper smelter. In fiscal 2007, we sourced 90% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. In fiscal 2007, we sourced only 10% of our copper concentrate requirements from our own mines in Australia. We expect the percentage we purchase from third party suppliers to increase in future periods as we closed the Highway Reward mine in July 2005 and the reserves of our sole remaining copper mine, Mt. Lyell, are expected to be exhausted by fiscal 2010. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.
      In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. During fiscal 2007, we sourced approximately 68% of our copper concentrate requirements through long-term agreements.
      We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. During fiscal 2007, we sourced approximately 22% of our copper concentrate requirements through spot purchases.

Rock Phosphate
      Our rock phosphate is currently sourced from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed for the year. These contracts provide for minimum supply quantities with an option to increase if required.

Power
      The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. Our captive power plants at Tuticorin operate on low sulphur heavy stock that is procured through long-term contracts with various oil companies. We have outsourced the day to day operation and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.

Distribution, Logistics and Transport
      Copper concentrate from the Mt. Lyell processing facility is transported by road to a rail head and then transported by rail to the port of Burnie, Tasmania, from which it is shipped to the port of Tuticorin in India. Copper concentrate sourced from both our Mt. Lyell processing facility and from third parties is received at the port of Tuticorin and then transported by road to the Tuticorin facility.
      Once processed at the Tuticorin facility, copper anodes are either refined at Tuticorin or transported by road to Silvassa. Copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Sales and Marketing
      The ten largest customers of our copper business accounted for approximately 25%, 32% and 34% of our copper business net sales in fiscal 2005, 2006 and 2007. No customer accounted for greater than 10% of our copper net sales in any of the last three fiscal years.
      Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal 2005, 2006 and 2007, exports accounted for approximately 53%, 64% and 63% of the net sales of our copper business, respectively. Our export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. We also sell phosphoric acid and other by-products in both the domestic and export markets.
      Domestic sales are normally conducted on the basis of a fixed price for a given month that we determine from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for copper we sell in India is normally higher than the price we charge in the export markets due to the tariff structure on costs, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses that we incur when supplying domestic customers.
      Our export sales of copper are made on the basis of both long-term sales agreements and spot sales. The sales prices of our copper exports include the LME price plus a producer’s premium. We do not enter into fixed price long-term copper sales agreements with our customers.

Market Share and Competition
      We are one of the two custom copper smelters in India and had a 42% primary market share by volume in India in fiscal 2007, according to ICPCI. The other custom copper smelter in India is Hindalco, which had a primary market share by volume in India of approximately 44% in fiscal 2007. The remainder of the primary copper market in India was served by Hindustan Copper in fiscal 2007.
      Copper is a commodity product and we compete primarily on the basis of price and service, with price being the most important consideration when supplies of copper are abundant. Our metal products also compete with other materials, including aluminum and plastics, that can be used in similar applications by end-users. Copper is sold directly to consumers or on terminal markets such as the LME. Prices are established based on the LME price, though as a regional producer we are able to charge a premium to the LME price which reflects the cost of obtaining the metal from an alternative source.
Our Zinc Business

Overview
      Our zinc business is owned and operated by HZL. HZL’s fully-integrated zinc operations include three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in the State of Rajasthan in Northwest India and one zinc smelter in the State of Andhra Pradesh in Southeast India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.
      We first acquired an interest in HZL in April 2002 and since then have significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs. HZL intends to improve its operating performance further by:

•	benefiting from low-cost production available from its newly commissioned 170,000 tpa hydrometallurgical smelter at Chanderiya;

•	increasing the total zinc smelting production capacity;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology.
      We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We currently hold a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. This call option is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “— Options to Increase Interests in HZL and BALCO” for more information.

Principal Products

Zinc
      We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG), High Grade (HG) and Prime Western (PW). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

Lead
      We produce and sell lead ingots of 99.99% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.

Sulphuric Acid
      We sell sulphuric acid to fertilizer manufacturers and other industries.

Silver
      We produce and sell silver ingots primarily to industrial users of silver.

Our Production Process
      Our zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

LEAD-ZINC MINES

Lead-zinc ore is mined at Rampura Agucha (open-pit) and Rajpura Dariba and Zawar (underground).

CONCENTRATOR

The ore is treated at the onsite concentrators and beneficiation plants located at each mine to individually separate out the lead and zinc concentrates.

ZINC SMELTERS

Zinc concentrates are converted into zinc ingots using the RLE (roast, leach, electrowin) hydrometallurgical process at three zinc smelters, each located at Chanderiya, Debari and Vizag. Chanderiya has another smelter using ISP™ pyrometallurgical process to convert zinc concentrates into zinc ingots. Sulphuric acid is also produced as a by-product from all the smelters at all the locations.

LEAD SMELTERS

Lead concentrates are converted into lead ingots at two smelters at Chanderiya - the Ausmelt™ smelter and the ISP™ pyrometallurgical smelter. Silver is recovered as a by-product from both the smelters and refined into silver ingots. Sulphuric acid is also produced as a by-product from both the smelters.

FINISHED PRODUCTS

Zinc ingots are sold to customers in India and overseas. Lead and silver ingots and sulphuric acid are sold to customers in India.

Lead-Zinc Mines
      HZL sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit mine and Zawar and Rajpura Dariba underground mines in Northwest India. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its low strip ratio and good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 90.2% of HZL’s total mined metal in zinc concentrate produced in fiscal 2007, with the Zawar and Rajpura Dariba mines accounting for the remaining 5.0% and 4.8%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya and Debari smelters and by rail to the Vizag smelter in Southeast India. HZL has also sold significant quantities of surplus zinc and lead concentrates from its mines to third party smelters.
      Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine and the Rajpura Dariba mine limit our extraction of lead-zinc ore from the mines to approximately 4.0 million tpa, 0.9 million tpa and 1.0 million tpa, respectively, in fiscal 2008.

Zinc Smelters
      HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Three of HZL’s smelters are hydrometallurgical and one of HZL’s smelters is pyrometallurgical.
      The hydrometallurgical smelting process is a roast, leach and electrowin, or RLE, process. Zinc concentrate is first oxidized in the roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching plant to produce a zinc sulphate solution that is then passed through a cold/hot purification process to produce purified zinc sulphate solution. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, the zinc cathodes are melted and cast into zinc ingots.
      The pyrometallurgical smelter uses the Imperial Smelting Process, ISPtm, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurized output of the sinter machine is broken for size reduction before being fed into an Imperial Smelting Furnace, or ISF, where it is smelted with preheated metcoke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapor. The vapor is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter.

Lead Smelters
      HZL has two lead smelters, one of which uses the pyrometallurgical ISF process and is part of the pyrometallurgical zinc smelter described above and the other of which uses Ausmelttm technology.
      The pyrometallurgical process involves the smelting of lead and zinc together as described under “— Zinc Smelters.” Lead removed from the pyrometallurgical process is sent for further refining where it passes through a series of processes to remove impurities. In this process, silver is also produced as a by-product. The refined lead is cast into lead ingots.
      HZL’s Ausmelttm lead plant is based on Top Submerged Lance technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

Delivery to Customers
      The zinc and lead ingots and the silver and sulphuric acid by-products are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities

Overview
      The following map shows the locations of HZL’s lead-zinc mines and production facilities and the reserves or production capacities, as applicable:

      The following map shows the locations of HZL’s facilities in the State of Rajasthan:
      The following map shows details of the locations of HZL’s facilities in the State of Rajasthan:

      The following map shows the location of HZL’s facility at Vizag in the State of Andhra Pradesh.

Mines

Rampura Agucha
      The Rampura Agucha zinc mine is located in Gulabpura, District Bhilwara in the State of Rajasthan, Northwestern India. It can be accessed by paved road from the major centers of Udaipur, approximately 225 kilometers to the south, and Jaipur, the capital of the State of Rajasthan, which lies approximately 235 kilometers to the north. The nearest railway to the mine lies approximately five kilometers to the west. This railway provides access to Jaipur in the north and Chittorgarh in the south where the Chanderiya lead-zinc smelting facility is located.
      The Rampura Agucha deposit is the third largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis and fourth largest on a reserve basis, according to Brook Hunt. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from five meters to 120 meters with an average of approximately 58 meters. It extends from the surface with recent exploration intersecting up to 15 meter wide mineralized zones at depths of over 900 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by a thinning mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite-tennantite.
      The Rampura Agucha mine is India’s largest producer of lead and zinc ore and one of the five largest producers in the world. The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2005 from 2.4 million tpa to 3.7 million tpa at a cost of Rs. 2,068 million ($48.0 million) through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG mill, and ball mill circuit.
      Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 78 and 95 ton trucks and nine and 15 cubic meter excavators. Ore is trucked to the primary crusher at the mill and waste is trucked to the waste dump. The mining equipment is all owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant which was commissioned in 1991. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in three identical milling circuits, comprising a rod mill in open circuit and a ball mill in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transport to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.
      Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. As of March 31, 2004, the reserve at Rampura Agucha was 40.1 million tons with an average grade of 12.8% zinc and 1.9% lead. Following an extensive drilling program (44 holes, approximately 23,900 meters) to convert resources to reserves, better define the boundaries of the ore body and add resources, the reserve was increased by 13.3 million tons to 53.4 million tons as of March 31, 2006 with an average grade of 12.8% zinc and 2.0% lead after depletion. Further studies have been commissioned to evaluate the potential to increase the reserves by either deepening the open-pit mine or developing an underground mine in the known extension of the deposit. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters.
      The Rampura Agucha open-pit mine was commissioned in 1991 by HZL and operated as a state-owned enterprise until 2002 when it was acquired by us. The low strip ratio and good ore minerology of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. An on-site concentrator is used to produce zinc and lead concentrates which are shipped mainly to HZL’s smelters though surplus concentrates are exported through the port of Kandla. The mining and processing facilities are modern and in good condition.
      In fiscal 2007, 3,748,840 tons of ore at 13.25% zinc and 2.00% lead were mined from Rampura Agucha, which produced 851,089 tons of zinc concentrate at 53.52% zinc and 69,905 tons of lead concentrate at 64.87% lead and 838 grams per ton silver. Some 17,700,000 tons of waste were removed giving a strip ratio of 4.7 tons of waste per ton of ore mined. Some 91.7% of the zinc was recovered to the zinc concentrate, while 60.4% of the lead and 62.0% of the silver was recovered to the lead concentrate. The mining costs were $0.96 per ton mined, whilst the processing costs were $10.29 per ton milled and general and administration costs were $0.41 per ton milled. In fiscal 2007, 224,249 dmt of zinc concentrate and 11,442 dmt of lead concentrate were sold from Rampura Agucha to non-HZL smelters.
      The 12 square kilometers mining lease was granted by the State Government of Rajasthan and runs until March 2020. Mining leases are governed in accordance with the Mineral Concession Rules 1960 and the Mineral Conservation and Development Rules, 1988. We have also obtained consents under various environmental laws to operate the mine.
      Power is supplied from a 154 MW captive power plant at Chanderiya with two backup 5 MW generators on-site. Water to the site is pumped 57 kilometers from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 3.7 million tpa.

      The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was approximately Rs. 5,427 million ($125.9 million) as of March 31, 2007.
      HZL estimates the remaining mine life at Rampura Agucha based on reserves as of March 31, 2006 and current and anticipated production to be approximately 14 years from March 31, 2006. In 2004, HZL commissioned the first exploration program since the mine opened and over the two years before March 31, 2006 increased the reserves at Rampura Agucha by approximately 30% after depletion. HZL also believes that additional mineralization exists at depth below the established reserves. Exploration drilling is continuing to evaluate the potential of this deeper mineralization.
      The economic feasibility was tested using the widely used pit optimizing software “NPV Scheduler.” The metal prices used were $1,000 per ton for zinc and $700 per ton for lead, which are lower than the average metal prices for the last three fiscal years, and the treatment charges considered were $130 per ton of zinc concentrate and $140 per ton of lead concentrate, while the operating costs and process recoveries were based on fiscal 2005 results. A dilution factor of 1.5% and a mining recovery factor of 97% were also applied. Additionally, for the pit optimization, the mining costs were adjusted by depth and a capital charge was added to reflect the cost of increasing the mining fleet to cope with increasing depth and increased strip ratio. The cut-off grade was calculated automatically by the software and varies with depth and stripping ratio. The optimization analysis was manually constrained to a maximum pit depth of 400 meters as the existing geotechnical studies were not considered to be sufficiently representative for greater depths.
      In fiscal 2007, 224,249 dmt of zinc concentrate at a grade of 52.7% was sold to outside companies from the Rampura Agucha mine. The revenue realized from zinc concentrate sales was Rs. 14,870 million ($345.0 million). In fiscal 2007, 11,442 dmt lead concentrate at a grade of 53.5% was sold to outside companies from the Rampura Agucha mine. The revenue realized from lead concentrate sales was Rs. 520 million ($12.1 million).

Rajpura Dariba
      Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located approximately 75 kilometers by paved road northeast of Udaipur in the Rajsamand district of Rajasthan, northwestern India. Roads to Chittorgarh and Udaipur are used to transport concentrates to the HZL smelters at Chanderiya and Debari. The railway is used to transport concentrate to the HZL smelter at Vizag on the east coast of India.
      The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 25 to 50 meters thick, are conformable with the stratigraphy and dip approximately 60 degrees to the east. The lenses have strike lengths of 1,200 meters, 500 meters and 600 meters, respectively. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite.
      Mining at Rajpura Dariba commenced in 1983 and is carried out using the Vertical Crater Retreat method with mined out stopes backfilled with cemented tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones.
      The mine is serviced by two vertical six meter diameter shafts approximately 600 meters deep. The main shaft has the capacity to hoist 1.0 million tpa of ore and is equipped with a modern multi-rope Koepe winder. All personnel and materials are hoisted in a large counterbalanced cage. The surface infrastructure includes ventilation fans, compressors and ore loading facilities.
      The ore is crushed underground before being hoisted to the surface. It is then crushed again and milled before undergoing a lead flotation process incorporating roughing, scavenging and three stages of cleaning. A facility exists at the mine to direct lead rougher concentrate to multi-gravity separators in order to reduce the graphite levels in the final concentrate as required. The final lead concentrate is thickened and filtered and subsequently stored and sent to our Chanderiya lead smelters.
      Lead flotation tails are sent to the zinc flotation process, which comprises roughing, scavenging and three stages of cleaning. The facility is able to direct zinc rougher concentrate to column flotation cells to reduce silica levels in the final concentrate if required. Zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters. Zinc flotation tails proceed to a backfill plant where they are cycloned with the underflow proceeding to intermediate storage where cement is added in preparation for use as underground fill. The cyclone overflow is thickened to recover water ahead of disposal in the tailings dam.
      The actual production achieved in fiscal 2007 was some 579,075 tons of ore at 5.13% zinc and 1.46% lead mined to produce 49,644 tons of zinc concentrate at 48.3% zinc and 12,210 tons of lead concentrate at 46.9% lead and 2,195 grams per ton silver, with 80.6% of the zinc being recovered in the zinc concentrate and 67.6% of the lead and 68.9% of the silver being recovered in the lead concentrate. The actual mining costs were $14.15 per ton mined, while the processing costs were $8.91 per ton milled and the administration costs were $1.65 per ton milled.
      Power for the mine is supplied largely from HZL’s 154 MW captive power plant at Chanderiya and through a contract with Ajmer Vidyut Vitran Nigam Limited. Water is sourced via a 22 kilometer long pipeline from the Matri Kundia Dam on the seasonal Banas River as well as from underground. Water supply has been erratic in the past requiring supplemental supplies to be delivered by truck.
      The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment was approximately Rs. 1,861 million ($43.2 million) as of March 31, 2007.
      HZL estimates the remaining life of the mine based on reserves as of March 31, 2006 and current and anticipated production to be approximately eight years from March 31, 2006, though additional resources have been defined in the mine vicinity and a program to upgrade these resources to reserves is planned. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proven reserves was some 30 meters while for probable reserves was less than 60 meters.
      The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3% combined lead and zinc, though the mineralization generally has a sharp natural contact. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton and a lead price of $700 per ton, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. The in-situ quantities and qualities were adjusted by applying a mining loss factor of 10%, a dilution factor of between 12% and 20% depending on ground conditions, with a further grade adjustment of (0.2)% for lead, (0.3)% for zinc and 10 grams per ton silver. These parameters are based on a reconciliation of historical production. This analysis showed that at these prices the diluted in-situ cut-off grade should be 5.4% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
      The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years 1992 to 1995. The mine production began in April 2006.
      The Sindesar Khurd mine is a small scale underground mine which commenced operations in mid-2006. The deposit lies five kilometers north of and is on the same geological belt as the Rajpura Dariba mine. Ore from the mine is fed to the Rajpura Dariba mill and processing plant. The two mines are connected by all-weather gravel road. The probable reserves for the Sindesar Khurd mine as of March 31, 2006 of 2.9 million tons at 5.4% zinc and 2.2% lead are quoted in the figures for Rajpura Dariba.

      The Sindesar Khurd ore body is conformable with the host stratigraphy. The mineralization lies within silicified dolomite and graphite mica schist which are overlain by quartzite. The deposit has been drilled to a depth of approximately 400 meters below surface and, while the grade and thickness of the mineralization diminishes with depth and to the north and south, the limits of the ore body have not been defined.
      Access to the mine is via a decline from surface while ore is hauled up an inclined shaft. The ore body is accessed via horizontal drives on three levels. The long-hole open stoping mining method is used.
      Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling program aimed at increasing the size of the resource. To date a total of 36 holes have been drilled, the deepest being 700 meters below surface.
      In fiscal 2007, 30,000 dmt of zinc concentrate at a grade of 48.0% was sold to outside companies from the Rajpura Dariba mines. The revenue realized from zinc concentrate sales was Rs. 1,433 million ($33.2 million). In fiscal 2007, 47,608 dmt of lead concentrate at a grade of 46.7% was sold to outside companies from the Rajpura Dariba mines. The revenue realized from lead concentrate sales was Rs. 2,914 million ($67.6 million).

Zawar
      Zawar consists of four separate mines, Baroi, Zawarmala, Mochia and Balaria. The deposit is located approximately 60 kilometers south of the city of Udaipur in the district of Udaipur in Rajasthan, in northwestern India. It is accessed by paved road from Udaipur in the north and Ahmedabad, the capital of the State of Gujarat, to the south. All of the deposits lie within a 36.2 square kilometers mining lease granted by the State Government of Rajasthan, which is due for renewal in 2010. The Mochia and Balaria mines pre-date, and are not governed by, current environmental clearance regulations, though HZL has consents to operate the mines under the Air and Water Acts, renewed through September 30, 2009 by the Rajasthan State Pollution Control Board.
      The four deposits at Zawar are hosted by low grade metamorphosed sediments consisting of greywackes, phyllites, dolomites and quartzites that unconformably overlay the Pre-Cambrian basement. The zinc-lead-pyrite mineralization is strata bound and occurs as vein-stringers reflecting the high level of fractures within the more competent dolomites. There are multiple ore bodies that are complex in some areas as the lenses split and enclose waste rock. The ore bodies are steeply dipping.
      Zawar uses the open stoping mining method for the majority of its production with shrinkage stoping being used where the ore body geometry dictates.
      Ore processing is carried out in a conventional comminution and differential lead-zinc flotation plant that comprises two separate circuits. The first was commissioned in 1971, the second in 1977 and then the first was refurbished in 2001. The ore is crushed underground and then hoisted to the surface before being crushed and milled to 74 microns. Milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Final lead concentrate is thickened and filtered then stored before dispatch to the Chanderiya lead smelters. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc concentrates are thickened and filtered, then stored and dispatched to the Debari and Chanderiya zinc smelters. Zinc flotation tails are thickened and then disposed of in a valley fill type tailings dam.
      The actual production achieved in fiscal 2007 was 812,000 tons of ore mined at 3.54% zinc and 2.38% lead, with 812,600 tons processed to produce 46,654 tons of zinc concentrate at 54.6% zinc and 25,219 tons of lead concentrate at 64.6% lead and 771 grams per ton silver, with 88.7% of the zinc being recovered in the zinc concentrate and 84.3% of the lead and 72.4% of the silver being recovered in the lead concentrate. The actual mining costs were $15.68 per ton mined, while the processing costs were $5.19 per ton milled and the administration costs were $3.53 per ton milled.

      Power is supplied through a combination of a 6 MW captive power plant and a contract with the Rajasthan State Electricity Board to supply an additional 8.5 MW. Water consumption is controlled by an active water conservation program with supplementary water supplies sourced from a dedicated 300 million cubic foot dam. The process plant is in a reasonable structural, electrical and mechanical condition and a planned maintenance program is in place.
      The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 1,155 million ($26.8 million) as of March 31, 2007.
      Based on reserves as of March 31, 2006 and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately six years from March 31, 2006. The focus of exploration at Zawar has been maintenance of reserves following mining depletion. Drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters immediately prior to development. This past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life. Two approaches were used to determine the reserves. For some of the proven reserves, the stope limits had been designed and the mineable quantities were then derived by applying a mining recovery factor of 90% and a dilution factor of 10%. For the remaining proven reserves and all of the probable reserves, the mineable quantities were adjusted further by applying an additional mining recovery factor of 60% to reflect the impact of leaving pillars and an additional dilution factor of 15% to reflect the effect of internal waste.
      The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3% combined lead and zinc. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton, a lead price of $700 per, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. This analysis showed that at these prices, the diluted cut-off grade should be 3.6% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
      In fiscal 2007, no zinc or lead concentrate was sold to outside companies from the Zawar mine.

Summary of Mine Reserves
      The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2006:

							Total Proven and Probable
	Proven Reserves			Probable Reserves			Reserves

		Zinc	Lead		Zinc	Lead		Zinc	Lead
Mine	Quantity	Grade	Grade	Quantity	Grade	Grade	Quantity	Grade	Grade

	(million tons)	(%)	(%)	(million tons)	(%)	(%)	(million tons)	(%)	(%)
Rampura Agucha	19.8	13.3	2.0	33.6	12.5	2.0	53.4	12.8	2.0
Rajpura Dariba	5.1	6.0	1.3	4.3	6.0	2.2	9.4	6.0	1.7
Zawar	3.9	4.5	2.0	1.9	4.0	1.9	5.8	4.3	1.9

Total	28.8	10.8	1.9	39.8	11.4	2.0	68.6	11.2	2.0

Smelters

Overview
      The following table sets forth the total capacities as of March 31, 2007 at HZL’s Chanderiya, Debari and Vizag facilities:

	Capacity

				Sulphuric	Captive Power
Facility	Zinc	Lead	Silver	Acid	Plant

	(tpa)				(MW)
Chanderiya	275,000	85,000	74	465,000	154
Debari	80,000	—	—	131,200	29
Vizag	56,000	—	—	90,996	—

Total	411,000	85,000	74	687,196	183

Chanderiya
      The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the State of Rajasthan in Northwest India. The facility contains three smelters:

•	An ISPTM pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•	An RLE hydrometallurgical zinc smelter with a capacity of 170,000 tpa that uses RLE technology and was commissioned in May 2005; and

•	An Ausmelttm lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006.
        The RLE hydrometallurgical zinc smelter and the Ausmelttm lead smelter were completed at a cost of Rs. 12,310 million ($285.6 million), including the cost of a coal-based 154 MW captive power plant commissioned in 2005 which provides all of the power for the Chanderiya facility. The captive power plant requires approximately 50,000 tons of coal per month, which we procure through tenders, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tons each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers. In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block to meet the coal requirements of its captive power plant, with HZL’s share of the coal block being approximately 31.5 million tons. Development of the coal mine has been delayed, resulting in a technical breach of the coal block allocation letter by the consortium and giving the Government of India the right to terminate the award, though development of the mine continues and the Government of India has not indicated any intention to terminate the award.

Debari
      The Debari zinc smelter is located approximately 12 kilometers east of Udaipur in the State of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from an on-site liquid fuel-based 29 MW captive power plant commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.

Vizag
      The Vizag zinc smelter is located approximately 17 kilometers from the Vizag inner harbor on the Bay of Bengal in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. HZL obtains approximately 50% of the facility’s power requirements from Andhra Pradesh Gas Power Corporation

Limited, a gas utility company in which HZL holds an 8% equity interest. The remaining power is obtained from the Transmission Company of Andhra Pradesh, a government-owned enterprise.

Production Volumes
      The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2007:

		Year Ended March 31,

Facility	Product	2005	2006	2007

		(tons, except for silver which is in kgs)
Chanderiya
Pyrometallurgical lead-zinc smelter	Zinc	88,889	82,610	88,183
	Lead	15,727	19,070	16,630
Silver refinery	Silver	10,732	24,098	51,296
Hydrometallurgical zinc smelter	Zinc	—	71,049	135,673
Ausmelttm lead smelter	Lead	—	4,566	27,922
Sulphuric acid plant	Sulphuric acid	189,532	324,657	413,222
Debari
Hydrometallurgical zinc smelter	Zinc	73,928	77,487	74,353
Sulphuric acid plant	Sulphuric acid	107,441	105,943	106,814
Vizag
Hydrometallurgical zinc smelter	Zinc	49,628	52,552	50,107
Sulphuric acid plant	Sulphuric acid	74,197	71,356	71,405
Total	Zinc	212,445	283,698	348,316
	Lead	15,727	23,636	44,552
	Silver	10,732	24,098	51,296
	Sulphuric acid	371,170	501,956	591,441
      The following table sets out HZL’s total ore, zinc concentrate and lead concentrate production for the three years ended March 31, 2007:

		Year Ended March 31,

Mine (Type of Mine)	Product	2005	2006	2007

		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	2,451,725	3,496,000	3,748,840
	Ore grade — Zinc	13.16%	13.13%	13.25%
	Lead	2.02%	1.97%	2.00%
	Recovery — Zinc	90.19%	91.20%	91.66%
	Lead	58.16%	59.62%	60.39%
	Zinc concentrate	549,785	790,050	851,089
	Lead concentrate	47,266	65,194	69,905
Zawar (Underground)	Ore mined	938,100	807,500	812,000
	Ore grade — Zinc	3.98%	4.07%	3.54%
	Lead	2.25%	2.08%	2.38%
	Recovery — Zinc	88.48%	88.93%	88.67%
	Lead	83.53%	83.92%	84.34%
	Zinc concentrate	61,083	52,975	46,654
	Lead concentrate	26,439	21,299	25,219

		Year Ended March 31,

Mine (Type of Mine)	Product	2005	2006	2007

		(tons, except percentages)
Rajpura Dariba (Underground)	Ore mined	538,715	491,624	579,075
	Ore grade — Zinc	6.46%	5.74%	5.13%
	Lead	1.57%	1.43%	1.46%
	Recovery — Zinc	80.62%	80.64%	80.62%
	Lead	62.16%	64.35%	67.56%
	Zinc concentrate	55,556	45,982	49,644
	Lead concentrate	10,546	9,245	12,210
Total	Ore mined	3,928,540	4,795,124	5,139,915
	Zinc concentrate	666,424	889,007	947,387
	Lead concentrate	84,251	95,738	107,334

Principal Raw Materials
      The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates
      Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in the past. With the recent expansion of the Rampura Agucha mine, we expect HZL’s mines to continue to provide all of its zinc and lead concentrate requirements for the foreseeable future.

Power
      Most of HZL’s operations are powered by the coal-based captive power plant at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. In addition, HZL, as a part of a consortium with five other partners, recently secured the award of a coal block from the Ministry of Coal of the Government of India, which will help meet the requirements of HZL’s captive power plants in the future. HZL’s portion of the coal block is 31.5 million tons, which according to the Ministry of Coal are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. Development of the coal mine by the consortium has been delayed, resulting in a technical breach of the coal block allocation letter and giving the Government of India the right to terminate the award, though development of the mine continues and the Government of India has not indicated any intention to terminate the award.
      HZL’s remaining operations source their required power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third party suppliers on yearly contracts.
      In addition, HZL’s pyrometallurgical smelter at Chanderiya requires metcoke that is used in the smelting process. HZL currently sources its metcoke requirements from third parties under long-term contracts and the open market.
      HZL has outsourced the day to day operation and maintenance of its captive power plants at Chanderiya, Debari and Zawar.

Distribution, Logistics and Transport
      Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc concentrate from HZL’s mines is also transported by road, or a combination of road and rail, to the Vizag smelter, which is located approximately 1,200 kilometers south-east of the mines. Zinc concentrate may also be shipped for export. Zinc and lead ingots and silver, and sulphuric acid by-products are transported by road to customers in India.

Sales and Marketing
      HZL’s ten largest customers accounted for approximately 36%, 28% and 47% of its net sales in fiscal 2005, 2006 and 2007, respectively. No customer accounted for greater than 10% of HZL’s net sales in fiscal 2005, 2006 or 2007.
      HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. HZL sells substantially all the zinc and lead metal it produces in the Indian market. HZL expects that it will export some of the zinc metal it produces from the expanded capacity of Chanderiya. HZL has in the past also sold some surplus zinc concentrate to third party smelters, primarily outside of India.
      Approximately 55% of the zinc metal that HZL produced in fiscal 2007 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.

Projects and Developments
      HZL has announced that it will build a second 170,000 tpa hydrometallurgical zinc smelter at Chanderiya, identical to the smelter recently commissioned at Chanderiya in May 2005. Construction of the smelter commenced in March 2006 and the smelter is expected to be commissioned by early 2008. HZL estimates that the expansion will cost Rs. 12,930 million ($300.0 million), including the cost of construction of an additional 77 MW captive power plant. HZL intends to fund the expansion from internal sources. The expansion is expected to further reduce HZL’s unit cost of production and increase HZL’s total zinc smelting capacity to approximately 581,000 tpa. Additional concentrate requirements will be supplied by increasing production from HZL’s existing mines.
      In addition, the board of directors of HZL has approved a Rs. 7,770 million ($180.3 million) initiative to:

•	increase the production capacity by 40,000 tpa at each of HZL’s 170,000 tpa hydrometallurgical zinc smelter completed in May 2005 at Chanderiya and the second 170,000 tpa hydrometallurgical zinc smelter that HZL is constructing at Chanderiya;

•	increase the production capacity by 8,000 tpa at HZL’s Debari zinc smelter; and

•	construct a new 80 MW thermal coal-based captive power plant at HZL’s Zawar mine and add additional mining equipment, including a new primary crusher, at HZL’s Rampura Agucha mine.
      HZL’s board of directors has also approved a Rs. 700 million ($16.2 million) initiative to establish a 210,000 tpa zinc ingot unit in the State of Uttarakhand. The zinc cathodes required for production of zinc ingots at this unit are anticipated to be supplied from HZL’s existing smelters and the project is expected to be commissioned by March 2008.

Market Share and Competition
      HZL is the only integrated zinc producer in India and had a market share by volume of the Indian zinc market of 61% in fiscal 2007, according to ILZDA. The only other zinc producer in India is Binani Zinc which has a 30,000 tpa zinc smelter, but which is not integrated and depends on imports of zinc concentrate. In fiscal 2007, Binani Zinc had an Indian market share of 10% of zinc production, according to ILZDA. Imports accounted for the remaining 29% market share.

      Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminum, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanizating in the construction market.
      HZL is the only primary lead producer in India, with competition coming from imports which provide a substantial majority of the lead consumed in India. Lead is a commodity product and HZL competes primarily on the basis of price, time of delivery and location.
Our Aluminum Business

Overview
      Our aluminum business is owned and operated by BALCO. BALCO’s partially integrated aluminum operations are comprised of two bauxite mines and the Korba facility, which includes one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility, all of which are located in the State of Chhattisgarh in Central India.
      We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. Most recently, we completed a large expansion project at Korba to increase aluminum smelting capacity by adding a new 245,000 tpa aluminum smelter and associated coal-based captive power plant. Prior to the Korba expansion, BALCO was a fully integrated producer with its alumina requirements being supplied by its bauxite mines and alumina refinery, but following the Korba expansion, BALCO is primarily an aluminum smelter and sources a majority of its alumina requirements from Indian and international markets. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.
      We own a 51.0% ownership interest in BALCO and have management control of the company. The remainder of BALCO is owned by the Government of India, which established BALCO in 1965. We acquired our interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we exercised an option to acquire the Government of India’s remaining ownership interest. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.

Principal Products

Primary Aluminum
      Primary aluminum is produced from the smelting of metallurgical grade alumina. BALCO produces primary aluminum in the form of ingots and wire rods for sale. Ingots are used extensively for aluminum castings and fabrication in the construction and transportation industries. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables.

Rolled Products
      Rolled products, namely coils and sheets, are value-added products that BALCO produces from primary aluminum. Rolled products are used for a variety of purposes in different industries, including aluminum foil manufacturing, printing, transportation, consumer durables, building and architecture, electrical and communications, packaging and general engineering industries.

By-products
      Vanadium sludge is a by-product of the alumina refining process and primarily used in the manufacture of vanadium-based ferro alloys.

Production Process
      BALCO’s business has a number of elements which are summarized in the following diagram and explained in greater detail below:

BAUXITE MINES
Bauxite ore is extracted from two captive open-pit mines (Mainpat and Bodai-Daldali) and transported to the alumina refinery at Korba.
KORBA ALUMINA REFINERY
Bauxite ore is ground and mixed with caustic soda and pumped into high pressure digesters to produce hydrate. The hydrate is calcined to make alumina using the Bayer process.
ALUMINA IMPORTS
Alumina is imported from overseas to the Vizag port and transported by rail to Korba.
NEW KORBA SMELTER
Imported alumina is electrolytically reduced in a pot using pre-baked technology from GAMI to produce aluminum metal.
OLD KORBA SMELTER
Alumina from the refinery is dissolved in an electrolytic bath in a carbon lined pot and electric current is passed through it to produce aluminum metal using the VSS technology.
FINISHED PRODUCTS
Aluminum ingots, rods, coils and sheets are sold to customers in India and overseas.
KORBA CAST HOUSE & FABRICATING PLANT
Aluminum metal is cast into ingots, rods and slabs at the cast house. Slabs are further hot rolled and cold rolled into coils and sheets.

Bauxite Mines
      BALCO has two captive bauxite mines, Mainpat and Bodai-Daldali, that used to provide all of its bauxite requirements for its alumina refinery at Korba prior to the addition of the new 245,000 tpa aluminum smelter at Korba. See “— Additional Supply of Alumina.” As the bauxite deposits at these mines occur close to the surface, they are mined by open-pit methods. The mining operation employed is semi-mechanized, where bauxite sorting and sizing are carried out through manual labor. Overburden, which is in the form of soil and laterite, is first excavated by a combination of a shovel or excavator and a dumper in order to expose the bauxite ore. The bauxite ore is then drilled and blasted. The blasted ore is sorted according to grade at the mine-face, and the rejected ore is back-filled into the mine. The overburden is then returned and the area is leveled and reforested. The sorted ore is transported by road to the Korba complex for further processing.

Alumina Refinery
      BALCO’s alumina refinery at Korba uses the conventional high pressure Bayer process to produce alumina from bauxite. In the Bayer process, caustic soda is used to extract the alumina content from ground bauxite, at temperatures suitable for the particular mineralogy of bauxite, after which the resultant sodium aluminate solution is separated from the undissolved residue called red mud. The solution is then subjected to seeded precipitation to produce alumina hydrate, which is then calcined into alumina and transported to the smelter.

Additional Supply of Alumina
      BALCO’s alumina refinery was configured with a capacity of 200,000 tpa of alumina to meet the alumina requirements of BALCO’s older 100,000 tpa aluminum smelter at Korba. It takes approximately two tons of alumina to produce one ton of aluminum. With the addition of the new 245,000 tpa aluminum smelter at Korba, fully commissioned in November 2006, the additional alumina required for BALCO’s smelters in excess of the capacity of its alumina refinery are obtained by purchasing alumina on both the domestic Indian and international markets. Alumina purchased from third party suppliers is transported by road to BALCO’s smelters at Korba.

Aluminum Smelters
      BALCO’s older 100,000 tpa aluminum smelter uses Vertical Stud Soderberg, or VSS, technology to produce aluminum from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminum fluoride) in a large carbon or graphite lined steel container known as a “pot.” An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminum is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminum is then taken to a holding furnace, cleaned and sent to the fabrication facility.
      BALCO’s newer 245,000 tpa aluminum smelter uses pre-baked technology from the Guiyang Aluminum — Magnesium Design & Research Institute, or GAMI, of China. In this pre-baked process, alumina is converted into primary aluminum through a smelting process using electrolytic reduction. The reduction process takes place in a reduction cell, referred to as the pot, where alumina is reduced to molten aluminum. From the pot-line, the molten aluminum is sent to the fabrication facility.

Fabrication Facility
      BALCO’s fabrication facility, consisting of a cast house and a sheet rolling shop, processes the molten aluminum from the smelters into ingots, wire rods and rolled products. The cast house uses continuous rod casters from Continuus-Properzi S.p.A. and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods. Molten metal is cast into slabs and either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.

Delivery to Customers
      Ingots, wire rods and rolled products are transported by trucks to customers in India and to ports for export.

Principal Facilities

Overview
      The following map shows the locations of BALCO’s mines and production facilities and the reserves or production capacities, as applicable:

      The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines
      The Chhattisgarh mines and deposits comprise the operating mines at Mainpat and Bodai-Daldali. Mainpat is an open-pit bauxite mine located approximately 150 kilometers from the Korba complex in the Surguja district of the State of Chhattisgarh in central India. The Mainpat mine was commissioned in 1993 and lies within a mining lease granted by the Government of India which is due for renewal on July 8, 2012. The mining lease covers an area of 6.39 square kilometers. The bauxite extraction limit for the mine approved by the IBM is 750,000 tpa. The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardhha district of the State of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO and lies within a 6.3 square kilometers renewable mining lease that is valid until March 27, 2017. The bauxite extraction limit for Bodai-Daldali approved by the IBM is 1,250,000 tpa.
      The Chhattisgarh bauxite deposits are situated on a series of steep sided plateau at an elevation of approximately 1000 meters, for Mainpat, and approximately 500 meters, for Bodai-Daldali, above the surrounding land. The bauxite generally is one meter to three meters thick and lies within a laterite sequence overlying thick Tertiary basalts of the Deccan Traps. The cover of laterite and thin topsoil is up to five meters thick but is generally less than two meters. The bauxite outcrops around much of the plateau rims and is also visible as boulders strewn across fields topping the edge of the plateau.
      A typical profile of the Chhattisgarh deposits comprises topsoil and soft overburden above the laterite. The upper laterite consists of hard, loose or indurated bauxite pebbles and boulders with a clear contact with the underlying hard bauxites. The bauxite occurs in discontinuous lenses up to six meters in thickness with laterite infilling joints and fractures with the bauxite. The contact with the softer lower laterite is usually gradational and irregular.

      The bauxite is hard to very hard with a natural moisture content of 5-10%, an in-situ density of 2.3-2.4 tons per cubic meter and a low porosity (less than 2%). It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is, at present, approximately 48% aluminum oxide (available alumina is approximately 43%) and silica levels of less than 4%.
      All mining and transportation at Mainpat is undertaken by contractors. One thin top soil layer is removed by excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe excavators and 20-ton trucks. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around two tons per person per day in the dry season, dropping to around 1.25 tons per person per day in the wet season. Excavator loading is employed in areas where bauxite deposit is more consistent.
      The ore pile is loaded by hand into non-tipping 10 to 20 ton trucks. Loaded trucks undertake a one-way trip of approximately 250 kilometers via public roads to the offloading point at BALCO’s Korba plant. The journey takes around eight to nine hours depending upon truck condition and road conditions which are highly variable, ranging from seven-meter wide, drained, cambered, smooth bitumen highways to non-surfaced, ungraded, three meter wide dirt tracks. BALCO has commissioned an extensive road building and improvement program to reduce the average one-way haul distance from approximately 250 kilometers to approximately 140 kilometers. At Mainpat’s processing site, the trucks are unloaded manually and the bauxite is bulldozed onto an armored pan feeder conveyor, where it is fed into the crusher.
      The current exploration drilling program is based on a 50-meter square pattern and is reduced to 25 meter centers for detailed mine planning. Sampling is normally in 0.40 meter lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminum oxide at laboratories situated on site and at the Korba plant. Selected samples are re-assayed as part of a quality control program.
      Since commencing operations, the Mainpat mine has produced approximately 4.3 million tons of bauxite, with production in fiscal 2007 totaling 665,495 tons at 45.62% aluminum oxide. The production in fiscal 2007 was in excess of the bauxite extraction limit for the mine fixed by the IBM. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.”
      Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.
      BALCO estimates the reserves at Mainpat as of March 31, 2006 to be 5.3 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately eight years from March 31, 2006.
      Total production at the Bodai-Daldali mine since the commencement of production has been approximately 400,000 tons of bauxite, with production in fiscal 2007 totaling 331,950 tons at 49.98% aluminum oxide. As at the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanized crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.
      BALCO estimates the total probable bauxite reserves at Bodai-Daldali to be 6.3 million tons as of March 31, 2006. Further detailed resource evaluation drilling is underway and is expected to be completed in 2007.
      A cut-off grade of 44% aluminum oxide was used to define the reserves at BALCO’s mines, which cut-off grade was primarily defined by geological limits. As the bauxite is hand-sorted and the mining recovery adjustment factor is based on reconciliation studies, there is a high degree of confidence in the cut-off limits. Also, BALCO’s operations are vertically integrated and all bauxite mined at the Mainpat and Bodai-Daldali mines is only suitable for use at BALCO’s Korba alumina refinery. Consequently, the economic feasibility of the reserves depends on the economic feasibility of the company. Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves.
      The reserves as of March 31, 2006 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminum price of $1,768 per ton, which is the average metal price for the three fiscal years ending March 31, 2006.
      A drill hole spacing of 50 meters by 50 meters is used to determine the proven reserves while a drill hole spacing of 100 meters by 100 meters is used to determine the probable reserves.
      The mining dilution and mining recovery factors applied to determine the reserves at the Mainpat mine are 6.44% and 62.0%, respectively, while the factors applied at the Bodai-Daldali mine are 5.0% and 65.0%, respectively. The parameters for Mainpat are derived from the reconciliation of actual production against the geological model, while the parameters for Bodai-Daldali are based on estimates.
      For fiscal 2007, the smelting and refining recovery from the mines for the production of alumina was at 78.0%. In fiscal 2007, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 955 ($22.16) per ton of bauxite.
      In fiscal 2007, BALCO mined 665,495 tons of material at the Mainpat mine and 331,950 tons of material at the Bodai-Daldali mine.
      For fiscal 2007, the stripping ratio at the Mainpat mine was 5.2:1 with 5.2 tons of waste overburden being removed to mine one ton of ore, while the stripping ratio at the Bodai-Daldali mine was 1.0:1 with 1.0 tons of waste overburden being removed to mine one ton of ore. The strip ratio for the remaining reserves at Mainpat is 4.2 tons of waste per ton of ore while at Bodai-Daldali it is 2.6 tons of waste per ton of ore.

Summary of Bauxite Mine Reserves
      The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2006:

					Total Proven and
	Proven Reserves		Probable Reserves		Probable Reserves

Ore body	Quantity	Oxide	Quantity	Oxide	Quantity	Oxide

	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mainpat	5.3	47.0	0.0	0.0	5.3	47.0
Bodai-Daldali	0.0	0.0	6.3	46.7	6.3	46.7

Total	5.3	47.0	6.3	46.7	11.6	46.9

Korba Facility

Overview
      BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility. The following table sets forth the total capacities as of March 31, 2007 at BALCO’s Korba facility:

	Capacity

			Captive Power
Facility	Alumina(1)	Aluminum	Plant

	(tpa)		(MW)
Korba	200,000	345,000	810

Note:

(1)	Alumina is used for production of aluminum. Approximately two tons of alumina is required for the production of one ton of aluminum.

Refinery
      The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina.

Smelters
      There are two aluminum smelters at Korba. The older smelter was commissioned in 1975, uses the VSS technology to produce aluminum from alumina and has a capacity of 100,000 tpa. The newer aluminum smelter, which uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was fully commissioned in November 2006 at a cost of Rs. 21,740 million ($504.4 million).

Fabrication Facility
      The fabrication facility at Korba has two parts, a cast house and a sheet rolling shop.

Cast House
      The cast house uses continuous rod casters from Continuus-Properzi S.p.A. and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods.

Sheet Rolling Shop
      The sheet rolling shop has three parts: a hot rolling mill with a capacity of 75,000 tpa, an older cold rolling mill with a capacity of 30,000 tpa and a newer cold rolling mill commissioned in 2004 with a capacity of 36,000 tpa. Molten metal is cast into slabs and then either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.

Captive Power Plants
      Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots.
      Power for the Korba facility is for the most part provided by the older coal-based 270 MW captive power plant commissioned in 1988 together with a new coal-based 540 MW captive power plant commissioned in March 2006 at a cost of Rs. 13,031 million ($302.3 million) as part of the expansion project. Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In August 2006, BALCO entered into a five-year coal supply agreement with South Eastern Coalfields

Limited, or SECL, a subsidiary of Coal India, for the supply of thermal coal by SECL to BALCO, which represents approximately 70% of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal.

Production Volumes
      The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2007:

		Year Ended March 31,

Facility	Product	2005	2006	2007

		(tons)
Korba	Alumina(1)	205,470	219,485	222,395
	Ingots	8,609	58,750	182,921
	Rods	48,045	64,602	72,981
	Rolled products	43,618	50,391	57,287

Total		100,272	173,743	313,189

Note:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminum and rolled products. Additional alumina needed for production of aluminum is purchased from third parties and not reflected in alumina production numbers. Approximately two tons of alumina is required for the production of one ton of aluminum.
     The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2007:

		Year Ended March 31,

Mine (Type of Mine)	Product	2005	2006	2007

		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	493,422	565,301	665,495
	Ore grade	46.32%	45.72%	45.62%
Bodai-Daldali (Open-pit)	Bauxite ore mined	2,717	65,821	331,950
	Ore grade	50.06%	48.55%	49.98%

Total		496,139	631,122	997,445

Principal Raw Materials
      The principal inputs of BALCO’s operations are bauxite, alumina, power, carbon, caustic soda and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Bauxite
      Bauxite is the primary raw material used in the production of alumina. BALCO sources the bauxite required for its alumina refinery from its own mines.

Alumina
      Alumina is the primary raw material used in the production of aluminum. BALCO currently sources in excess of 60% of its alumina from third party suppliers on both the Indian and international markets, with the remainder provided by its alumina refinery. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.60% on a dry basis. In fiscal 2005, 2006 and 2007, BALCO purchased 23,750 tons, 209,676 tons and 384,150 tons of alumina at an average price of

$339, $527 and $378 per ton, respectively, on a Cost, Insurance and Freight (CIF) basis at the port of Vizag, India.

Power
      Smelting primary aluminum requires a substantial, continuous supply of electricity. A reliable and inexpensive supply of electricity, therefore, significantly affects the viability and profitability of aluminum smelting operations. As a result, power is a key input at BALCO’s Korba facility, where it is provided by two coal-based captive power plants of 270 MW and 540 MW, respectively. Power for BALCO’s mines is provided by on-site diesel generators.

Water
      Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

Carbon
      Carbon is an important raw material to the aluminum smelting process. Carbon is used in the process of electrolysis, in the form of cathodes and anodes, with the latter the biggest component of BALCO’s carbon costs. Anodes are made up of carbonaceous material of high purity. For pre-baked anodes, green carbon paste made of calcined petroleum coke and coal tar pitch is compacted or pressed into the required form. These anodes are baked before their use in electrolytic cells, or pots.
      BALCO has in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from the Indian market. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices.

Caustic Soda
      Caustic soda is a key raw material used to dissolve the bauxite in the alumina refining process. The caustic soda requirement varies significantly depending on the silica content of the bauxite and the technology employed. BALCO sources its caustic soda requirements from various domestic manufacturers.

Other Raw Materials
      BALCO also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic markets and BALCO does not foresee any difficulty in securing supplies when needed.

Distribution, Logistics and Transport
      Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road approximately 250 and 260 kilometers, respectively, from the mines to the Korba facility. Alumina purchased from third party suppliers is obtained from a combination of domestic sources and imports, and is transported to the Korba facility by road from domestic third party suppliers or ports. BALCO’s aluminum products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.

Sales and Marketing
      BALCO’s ten largest customers accounted for approximately 38%, 42% and 40% of its net sales in fiscal 2005, 2006 and 2007, respectively. No customer accounted for greater than 10% of BALCO’s net sales in the last three fiscal years.
      BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the commissioning of the new aluminum smelter, a significant part of the additional production may be sold in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defense contractors and electrical equipment and machinery manufacturers.
      Domestic sales are normally conducted on the basis of a fixed price for a given month that BALCO determines from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for aluminum BALCO sells in India is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplying domestic customers.
      BALCO’s export sales of aluminum are currently on a spot basis at a price based on the LME price plus a premium.

Market Share and Competition
      BALCO is the third largest aluminum primary producer in India, based on production volume, with a primary market share by volume in India of 25% in fiscal 2007. BALCO’s main competitors (and their respective primary market shares by volume in India in fiscal 2007) are Hindalco (41%), NALCO, a Government of India enterprise (30%), and MALCO, a subsidiary of Vedanta (4%).
      Aluminum ingots, wire rods and rolled products are commodity products and BALCO competes primarily on the basis of price and service, with price being the most important consideration when supplies are abundant. Aluminum competes with other materials, particularly plastic, steel, iron, glass, and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for aluminum.
Vedanta Alumina

Overview
      We hold a 29.5% ownership interest in Vedanta Alumina. The other 70.5% of Vedanta Alumina is owned by Vedanta. Vedanta Alumina is not part of our consolidated group of companies.
      Vedanta Alumina began the progressive commissioning of a new alumina refinery with an initial installed capacity of 1.0 million tpa and an associated 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals, at Lanjigarh, in the State of Orissa in Eastern India in March 2007 and February 2007, respectively. Vedanta Alumina anticipates first alumina production from the refinery by June 2007.
      Vedanta Alumina is investing an estimated Rs. 90,510 million ($2,100.0 million) to set up a greenfield 500,000 tpa aluminum smelter, together with an associated thermal coal-based 1,215 MW captive power plant, in Jharsuguda, in the State of Orissa.

Projects and Developments

Lanjigarh Alumina Refinery
      Vedanta Alumina has entered into an agreement with the Orissa Mining Corporation Limited, or OMC, regarding the establishment of the alumina refinery, an aluminum smelter and associated captive power plant in the Lanjigarh district, which is located approximately 450 kilometers from BALCO’s Korba facility. Vedanta Alumina has spent Rs. 26,592 million ($617.0 million) through March 31, 2007 in setting up the refinery, with the total cost of the project expected to be Rs. 34,480 million ($800.0 million). Subject to OMC obtaining a mining lease for the Lanjigarh mines, OMC and Vedanta Alumina have agreed to set up a joint venture company to operate the mines. Vedanta Alumina began the progressive commissioning of the alumina refinery with bauxite charging into the refinery in March 2007. One of the two units of the associated captive power plant was commissioned in February 2007 and is under stabilization. After the processing cycle, Vedanta Alumina anticipates first alumina production from the refinery by June 2007.
      Development of the mine and commencement of operations at the alumina refinery at Lanjigarh are subject to litigation before the High Court of Orissa and the Supreme Court of India. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations,” “Risk Factors — Risks Relating to Our Business — Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on our properties or result in significant unanticipated costs” and “— Litigation.” Alumina from the proposed Orissa refinery is expected initially to be transported to BALCO’s aluminum smelter at Korba for processing or sold on the domestic or export markets.
      The agreement between Vedanta Alumina and OMC provides that in the event Vedanta Alumina fails to commence mining operations by June 2006, due to the gross negligence or causes attributable directly to Vedanta Alumina, OMC may provide a notice of termination to Vedanta Alumina. Unless both Vedanta Alumina and OMC otherwise agree during the 60-day notice period, OMC may terminate the agreement at any time after the 60-day notice period has elapsed. The litigation involving Vedanta Alumina pending before the Supreme Court of India in relation to the mining operations in Niyamgiri Hills has affected Vedanta Alumina’s ability to obtain the relevant approvals to commence mining operations according to the schedule provided for by the agreement with OMC. As of the date of this prospectus, OMC has not issued a notice of termination to Vedanta Alumina.

Jharsuguda Aluminum Smelter
      Vedanta Alumina is investing an estimated Rs. 90,510 million ($2,100.0 million) in the Jharsuguda project, which involves the setting up of a greenfield 500,000 tpa aluminum smelter, together with an associated thermal coal-based 1,215 MW captive power plant, in Jharsuguda, Orissa in India.
      The Jharsuguda project will be implemented in two phases of 250,000 tpa each with orders for critical equipment for the smelter and captive power plant having been placed with vendors. Vedanta Alumina has spent Rs. 11,257 million ($261.2 million) through March 31, 2007 in setting up the smelter. Construction of the first phase is expected to be completed in the second half of 2009 and the second phase is expected to be completed by the end of 2010. The associated thermal coal-based captive power plant will be comprised of nine units of 135 MW each, five of which will be commissioned as part of the first phase. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility.
      Vedanta Alumina’s planned investment in Jharsuguda includes the costs of building the smelter, the associated power facilities and all necessary infrastructure including railway networks, water pipelines and a township for employees, and it has received in-principle approval for setting up a special economic zone. A special economic zone is a designated duty-free enclave approved by the Government of India which is treated as foreign territory for purposes of trade operations, duties and tariffs. For the import or procurement of capital goods, raw materials, consumables, spares and other products into the special economic zone, there is no customs duty or excise duty. There is 100% income tax exemption for a period of five years, a 50% income tax exemptions for a period of two years and an exemption for up to 50% of profits that are reinvested into the zone for a period three years under Section 10-A of the Income Tax Act 1961, or the Income Tax Act.
Our Future Commercial Power Generation Business

Overview
      Demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite having increased significantly in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “Overview of Industries — Commercial Power Generation Business — Consumption.” India has large thermal coal resources, and the coal industry is in a process of government deregulation that is expected to increase the availability of coal. We believe these factors make the power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills in building and managing captive power plants, we may compete successfully in this business.

Our Experience with Captive Power Plants
      We have been building and managing captive power plants since 1997. As of March 31, 2007, the total power generating capacity of our captive power plants was 1,046 MW, of which 964 MW was from thermal coal-based power plants and 694 MW was from two thermal coal-based power plants completed within the last three years.
      The following table sets forth information relating to our existing captive power plants:

Year Commissioned	Capacity	Location	Fuel Used

	(MW)
1988(1)	270	Korba	Thermal coal
1997	24	Tuticorin	Liquid fuel
2003	29	Debari	Liquid fuel
2003	6	Zawar	Liquid fuel
2005	23	Tuticorin	Liquid fuel
2005	154	Chanderiya	Thermal coal
2006	540	Korba	Thermal coal

Total	1,046

Note:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001.
     We also have thermal coal-based captive power plants of 77 MW and 80 MW under construction at Chanderiya and Zawar, respectively.
      We have been successful in building captive power plants at reasonable cost through our partnerships with a number of established suppliers. Our captive power plants at Chanderiya and Korba were commissioned at a capital cost of Rs. 4,466 million ($103.6 million), or Rs. 29 million ($0.7 million) per MW, and Rs. 13,031 million ($302.3 million), or Rs. 24 million ($0.6 million) per MW, respectively.

Our Plans for Commercial Power Generation

Sterlite Energy — Orissa
      In August 2006, our shareholders approved a new strategy for us to enter into the power generation business in India. We intend to build a pit-head thermal coal-based power facility in the State of Orissa for a total project cost of Rs. 81,890 million ($1,900.0 million), which project is being pursued by our wholly-owned subsidiary Sterlite Energy. The plant is intended to have a total capacity of 3,600 MW and is proposed to be executed in two phases. The first phase is for 2,400 MW (comprising four units of

600 MW each) and the second phase is for 1,200 MW (comprising two units of 600 MW each). The first unit of the first phase is expected to be commissioned by December 2009, with the remaining three units of the first phase expected to be commissioned one-per-quarter for each of the three fiscal quarters thereafter.
      Sterlite Energy has commenced construction of the first phase of the project. Sterlite Energy expects a remaining investment of approximately Rs. 76,028 million ($1,764.0 million) over the next three years to complete the first phase totaling 2,400 MW. Sterlite Energy has entered into contracts which provide for, among other things, the design and engineering of a facility, manufacture, procurement and supply of plant and equipment to bring into commercial operation a thermal coal-based power plant. Sterlite Energy has had discussions with the contractor regarding the commencement of the second phase, but our board of directors has not yet approved it. If our board of directors delays or cancels the second phase, Sterlite Energy may incur additional costs as a result of exchange rate fluctuations during a delay or payments we may be required to make for facilities common to both phases that were completed at the time of cancellation.
      According to the Energy Information Administration, a statistical agency of the United States Department of Energy, India has the fourth largest coal reserves in the world. According to the Ministry of Coal of the Government of India, the State of Orissa has approximately 24% of India’s coal resources of 255 billion tons. The plant would require approximately 13 million tpa of coal, which would be obtained from coal blocks to be alloted. Sterlite Energy has applied to the Ministry of Coal for allotments of coal blocks and long-term coal linkages, which applications are currently pending.
      Further, Sterlite Energy entered into a memorandum of understanding with the State Government of Orissa under which the government has agreed to assist us in our acquisition of approximately 3,000 acres of land for the power facility, including the rehabilitation and resettlement of persons to be displaced, the obtaining of environmental clearances, the allocation of coal blocks, long-term coal linkages, water allocations and the sourcing of power during the construction period. The process of making arrangements for a water reservoir, railway marshalling yard, coal stockpile, ash pond and other required facilities is currently underway. Pursuant to the memorandum of understanding, on September 28, 2006, Sterlite Energy entered into a power purchase agreement with the Grid Corporation of Orissa Limited, or GridCo, a nominee of the State Government of Orissa, which provides for approximately 600 MW of power to be supplied to the State Government of Orissa each year over a five year period. The power purchase agreement also provides that all power generated by the power plant prior to commercial operations and, thereafter, the power generated from the facility in excess of a plant load factor of 80% will be made available to GridCo at a variable price plus a variable incentive to be determined by the CERC. The power generated from the plant would be sold to entities including SEBs and power trading companies. In order to sell the power to more than one state, we would be required to create an evacuation system through a 400 KV or 765 KV power transmission line and a substation approximately 200 kilometers from the plant.
      Sterlite Energy also entered into a memorandum of understanding with PTC on April 12, 2006 for the sale of approximately 600 MW per year of power from the first phase of the thermal coal-based 3,600 MW power facility proposed to be constructed by it in the State of Orissa. The memorandum of understanding also provided that in the event of a sale of power through competitive bidding to any SEB or distribution company, either PTC will participate or the parties will jointly bid in the bidding process to the extent of 600 MW per year. Thus, Sterlite Energy may not be able to individually participate in any bidding process in relation to such portion. On April 12, 2007, Sterlite Energy and PTC entered into an agreement to extend the validity of the memorandum of understanding to April 11, 2008.

BALCO — Chhattisgarh
      On October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which feasability studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,160.1 million) to build a thermal coal-based

1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. Any entry by BALCO into the commercial power generation business would require the approval of its lenders, its board of directors and its shareholders, including the specific consent of the Government of India and an amendment to its memorandum of association.

HZL — Wind power plants
      HZL has entered into contracts aggregating Rs. 6,006 million ($139.4 million) for the construction of wind power plants with a combined power generation capacity of 123.2 MW in the State of Gujarat and the State of Karnataka in India. The first 38.4 MW phase was commissioned in March 2007 in the State of Gujarat. We expect the remaining capacity to be commissioned progressively during fiscal 2008.
      The electricity from these wind power plants would be sold to SEBs. This project is anticipated to be funded through internal accruals and will benefit from the various tax incentives available under the Indian Income Tax Act, 1961.

Other Opportunities in Power
      A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish super critical thermal coal-based power plants of 4,000 MW each, at nine different locations in India (each an UMPP). Private developers will be selected on the basis of competitive bidding and under the initiative will have the benefit of the assured purchase of power generated and payment security mechanisms. Two of such UMPPs have already been awarded to the highest bidder.

Risks in Commercial Power Business
      There will be risks involved in entering into the commercial power generation business. See “Risk Factors — Risks Relating to Our Business — We intend to develop a commercial power generation business, a line of business in which we have limited experience, a project from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses” and “Risk Factors — Risks Relating to Our Business — If any power facilities we build and operate as part of our future commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenues may be adversely affected” for more details.
Exploration and Development Activities
      We are engaged in ongoing exploration activities to locate additional ore bodies in India and Australia. We spent approximately Rs. 295 million ($6.8 million) in fiscal 2007 on exploration.
      The focus of our exploration has been sediment hosted zinc deposits in India. Bauxite exploration concentrates on delineating and evaluating known deposits within economic transport distance of our alumina refinery at Korba.
Options to Increase Interests in HZL and BALCO

Call Options Over Shares in HZL
      On April 11, 2002, we acquired a 26.0% interest in HZL from the Government of India through our subsidiary SOVL. At the time of the acquisition, we owned 80.0% of SOVL and SOTL, owned the remaining 20.0%. On February 2003, SOTL transferred its 20.0% interest in SOVL to us and SOVL became our wholly-owned subsidiary. SOVL subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by SOVL for the acquisition of the 46.0% interest in HZL was Rs. 7,776 million.

      Upon SOVL’s acquisition of the 26.0% interest in HZL, the Government of India and SOVL entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares. The shareholders’ agreement provides that as long as SOVL holds at least 26.0% of the share capital of HZL, SOVL is entitled to appoint one more director to the board of HZL than the Government of India and is entitled to appoint the managing director. In addition, as long as the shareholders’ agreement remains in force, the Government of India has the right to appoint at least one director to the board of HZL.
      There are also various other matters reserved for approval by both the Government of India and SOVL, including amendments to HZL’s Articles of Association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures, a discounted rights issue and the granting of loans or provision of guarantees or security to other companies under the same management as HZL.
      Under the shareholders’ agreement, the Government of India also granted SOVL two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239 million on November 12, 2003, taking our interest in HZL to 64.9%.
      The shareholders’ agreement provides that prior to selling shares in HZL to a third party, either party must first issue a sale notice offering those shares to the other party at the price it intends to sell them to the third party. However, a transfer of shares, representing not more than 5.0% of the equity share capital of HZL, by the Government of India to the employees of HZL is not subject to such right of first refusal by SOVL. The Government of India has transferred shares representing 1.5% of HZL’s share capital to the employees of HZL. The shareholders’ agreement also provides that if the Government of India proposes to make a sale of its shares in HZL by a public offer prior to the exercise of SOVL’s second call option, then SOVL shall have no right of first refusal.
      The second call option provides SOVL a right to acquire the Government of India’s remaining 29.5% shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that SOVL may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the Government of India, we shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the BSE on May 25, 2007 of Rs. 656.85 ($16.31) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 81,972 million ($2,035.1 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.
      The validity of the divestment of the shares of HZL by the Government of India to us is currently pending adjudication before the Supreme Court of India. A public interest litigation was filed by a private citizen before the High Court of Rajasthan, Jodhpur, on November 5, 2003, against HZL, SOVL, the Government of India and others challenging the Government of India’s divestment of shares of HZL to us on the same grounds as a September 2003 decision of the Supreme Court of India relating to the proposed divestment of the shares of the Government of India in the Hindustan Petroleum Corporation Limited, or HPC, and Bharat Petroleum Corporation Limited, or BPC. Such decision held that the Government of

India could not exercise its executive power to divest these shares as the assets of HPC and BPC were vested in these companies pursuant to Acts of Parliament, which only permitted ownership of the assets by government-owned companies, and also held that these divestments could not be undertaken without repealing or appropriately amending the provisions of the Acts of Parliament.
      The lawsuit regarding HZL asserts that the same reasoning that applied in the decision regarding HPC and BPC should apply in the case of HZL since the assets of the Metal Corporation of India were vested in HZL pursuant to the Metal Corporation of India (Acquisition of Undertaking) Act, 1966, which required the ownership of the assets only to be vested in government-owned companies. HZL continues to own and operate the assets and has subsequently substantially expanded its smelting facilities and mining operations. However, at the time SOVL acquired its 26.0% interest in HZL and a further 20.0% through an open market offer, this act had not been amended to permit the ownership of the assets of the Metal Corporation of India by non government-owned companies, and this is the matter at challenge before the Supreme Court of India.
      The Supreme Court of India has directed that all pending challenges to divestment of government-owned companies shall be heard together by a larger bench of the Supreme Court of India. These matters, along with the HZL case, are currently pending before the Chief Justice of India and the next date of hearing is yet to be fixed. See “Risk Factors — Risks Relating to Our Business — The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged.”
      In addition, it has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Risk Factors — Risks Relating to Our Business — The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.

Call Option Over Shares in BALCO
      On March 2, 2001, we acquired a 51.0% interest in BALCO from the Government of India for a cash consideration of Rs. 5,532 million. On the same day, we entered into a shareholders’ agreement with the Government of India and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the Government of India and are entitled to appoint the managing director. There are various other matters reserved for approval by both the Government of India and us under the shareholders’ agreement, including amendments to BALCO’s Articles of Association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.
      Under the shareholders’ agreement, if either the Government of India or we wish to sell our shares in BALCO to a third party, the selling party must first offer the shares to the other party at the same price at which it is proposing to sell the shares to a third party. The other party shall then have the right to purchase all, but not less than all, of the shares so offered. If a shareholder does not exercise its first right of refusal it shall have a tag along right to participate in the sale pro rata and on the same terms as the selling party, except that if the sale is by the Government of India by way of public offer the tag along right will not apply. However, a transfer of shares representing not more than 5.0% of the equity share capital of BALCO by the Government of India to the employees of BALCO is not subject to such right of first refusal by Sterlite.

      The Government of India also granted to us an option to acquire the remaining shares in BALCO held by the Government of India at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (Rs. 49.01 per share) together with interest at a rate of 14% per annum compounded half yearly from March 2, 2001 through the exercise date, less all dividends received by the Government of India since March 2, 2001 through the exercise date.
      On March 19, 2004, we exercised our option to acquire the remaining 49.0% of BALCO’s issued share capital held by the Government of India at that time. Thereafter, the Government of India sought several extensions of the time to complete the sale of the shares as well as interest during this additional time period. On June 7, 2006, the Government of India contended that the clauses of the shareholders agreement relating to our option violate the provisions of Section 111A of the Indian Companies Act by restricting the right of the Government of India to transfer its shares and that as a result the shareholder’s agreement is null and void. The Government of India has also expressed an intention to exercise its right to sell 5.0% of BALCO to BALCO employees.
      We have instituted a petition before the High Court at Delhi seeking that the High Court direct the Government of India to deposit with it at least 44.0% of the equity shares in BALCO and that the High Court further grant an injunction to restrain the Government of India from selling, transferring, pledging or mortgaging or in any other way disposing of or encumbering its shareholding in BALCO in favor of any third party. The Government of India retains the right to sell its shares representing 5.0% of BALCO to BALCO employees.
      Subsequently, the Government of India notified us that it would require us to amicably negotiate or, if that fails, commence informal mediation as provided for under the terms of the shareholders’ agreement. The High Court of Delhi on August 7, 2006 directed that negotiations between the parties take place expeditiously. As negotiations for an amicable resolution were unsuccessful, on May 17, 2007 we filed a petition requesting that the court appoint an arbitrator as provided for under the terms of the shareholders’ agreement. The court has ordered that the next hearing shall occur on July 10, 2007.
      See “Risk Factors — Risks Relating to Our Business — The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.”
Employees
      As of April 30, 2007, we had approximately 12,854 employees as follows:

Company	Location	Primary Company Function	Total Employees

Copper
Sterlite Industries (India) Limited	India	Copper smelting and refining	1,114
Copper Mines of Tasmania Pty Ltd	Australia	Copper mining	97
Zinc
Hindustan Zinc Limited	India	Zinc and lead production	6,364
Aluminum
Bharat Aluminium Company Limited	India	Aluminum production	5,268
Power
Sterlite Energy Limited	India	Commercial power generation	11
      The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminum Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”
      We have a strong ongoing institutional commitment to the health and safety of our employees and achieving sustainable development in harmony with the communities and environments in which we operate. Proactively complying with and exceeding the requirements of regulatory guidelines, utilizing environment friendly technologies in our expansions and modernizations and implementing programs to support communities around our facilities are core to our business strategy. All of our mines, refineries and smelters in India, except for our Bodai-Daldali mine, have received both International Standards Organization (ISO) 14001 and Occupational Health and Safety Assessment Series (OHSAS 18001) certifications, which are internationally recognized environmental and occupational health and safety management systems certifications. We are in the process of obtaining the ISO 14001 and OHSAS 18001 certifications for our Bodai-Daldali mine. We are committed to providing a healthy and safe working environment, to promoting empowerment, commitment and accountability of our employees and to being an equal opportunity employer. We actively initiate and participate in a variety of programs to contribute to the health, education and livelihood of the people in the local communities in which we operate, including through support of schools, educational programs and centers, women empowerment programs, hospitals and health centers. We constantly seek out and invest in new technologies and operational improvements to minimize the impact of our operations on the environment, including through energy conservation measures, reductions in sulphur dioxide gas and other air emissions, water conservation and recycling measures, reductions in wastewater discharges and proper waste management. We also invest in programs to promote reforestation and better agricultural practices.
Insurance
      We maintain property insurance which protects against losses relating to our assets arising from fire, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. However, our insurance does not cover other potential risks associated with our operations. In particular, we do not have insurance for business interruptions or certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products and, for a substantial part of our business, terrorist insurance. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See “Risk Factors — Risks Relating to Our Business — Our insurance coverage may prove inadequate to satisfy future claims against us.”
      Following this offering we and our directors and officers will be subject to US securities and other laws, and in order to attract, and retain qualified board members and executive officers, we may need to obtain directors’ and officers’ liability insurance. There can be no assurance that we will be able to obtain directors’ and officers’ liability insurance at reasonable cost, or at all.
Litigation
      Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

We have commenced proceedings against the Government of India which has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
      Certain proceedings are ongoing before the High Court of Delhi with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the Government of India. See “— Options to Increase Interests in HZL and BALCO.”

A public interest litigation proceeding has been filed to challenge the validity of the divestment of HZL’s shares by the Government of India and is currently pending adjudication by the Supreme Court of India.
      A public interest litigation has been filed before the High Court of Rajasthan in Jodhpur against the Government of India, HZL, SOVL and others, challenging the sale of shares in HZL by the Government of India. See “— Options to Increase Interests in HZL and BALCO.”

Appeal proceedings in the High Court of Bombay brought by SEBI to overrule a decision by the SAT that we have not violated regulations prohibiting fraudulent and unfair trading practices.
      In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had directly or indirectly engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. In addition, SEBI has initiated criminal proceedings against us, our Non-Executive Chairman, Mr. Anil Agarwal, our Director, Mr. Tarun Jain, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation, which proceedings have been stayed by the High Court of Bombay pending final arguments. See “Risk Factors — Appeal proceedings in the High Court of Bombay have been brought by the Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.”

We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.
      We are defendants in a number of writ petitions filed before the High Court of Madras by the National Trust for Clean Environment and certain private citizens in relation to the operations of our smelter at Tuticorin in the State of Tamil Nadu, India. These writ petitions allege that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air, water and hazardous waste pollution resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin. The petitioners are seeking an order from the High Court of Madras for discontinuation of our current operations at Tuticorin and revocation of the environmental permits granted to us by the Tamil Nadu Pollution Control Board, or TNPCB, and the Ministry of Environment and Forests, or MoEF, in relation to our Tuticorin smelter plant.
      Further, following an inspection of our Tuticorin unit on September 12, 2005, the TNPCB issued three show cause notices alleging violations of air, water and hazardous waste pollution standards at the Tuticorin plant. These notices alleged that we have failed to meet the conditions set out in the environmental consents granted for our operations, including the failure to implement purifying and monitoring systems, limit the size of certain disposal facilities and maintain sufficient storage and waste disposal facilities. The show cause notices require us to show cause as to why an order of closure of the Tuticorin plant should not be passed against us and why penal action under the relevant environmental legislations should not be taken. We have responded to the notices by contesting these allegations on the grounds that all the necessary conditions of the consent letters had been complied with. The TNPCB has to date not responded.
      If the TNPCB rejects our responses, the TNPCB may initiate penal action against us, which could lead to imposition of fines, initiation of criminal proceedings against those directly in charge of and responsible for the conduct of our business, stoppage of water, electricity or other services to Tuticorin or order closure of the plant. Further, if the orders of the TNPCB are not complied with, the TNPCB is authorized to initiate eviction processes.

Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Alumina’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.
      In 2004, a writ petition was filed against us, Vedanta Alumina, the State of Orissa, the Republic of India, OMC, the OIDC, and others by a private individual before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease by the OMC to Vedanta Alumina and us to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest (Conservation) Act, 1980, or the Forest Act. The petition further alleges that the felling of trees and construction of the alumina refinery by us and Vedanta Alumina and the development of the mine is in violation of the Forest Act and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa by the OMC to Vedanta Alumina and us, to declare the memorandum of understanding entered into between the OMC and Vedanta Alumina void, a court direction for the immediate cessation of construction of the alumina refinery by Vedanta Alumina and an unspecified amount of compensation from us and Vedanta Alumina for damage caused to the environment. The court has not yet admitted this matter for hearing.
      Certain non-governmental organizations and individuals filed interlocutory applications in 2004 alleging violations of forest conservation laws by Vedanta Alumina’s refinery project at Lanjigarh and the related mining operations in the Niyamgiri Hills. These interlocutory applications were filed in an environment-related public interest litigation brought before the Supreme Court of India. A Central Empowered Committee, or CEC, set up by the Supreme Court of India, issued a report dated September 21, 2005 which expressed the view that the MoEF should not have permitted the alumina refinery project to commence construction before undertaking an in-depth study about the ecological effects of the proposed bauxite mine on the ecology surrounding the Niyamgiri Hills and that the project would result in the displacement of indigenous tribals. The CEC further stated that Vedanta Alumina was in violation of certain environmental clearances granted by the MoEF to Vedanta Alumina for the construction of the alumina refinery and recommended that the Supreme Court of India revoke such clearances and prohibit further work on the project. The Supreme Court of India directed that an in-depth report be prepared on the matter by the MoEF, and following the filing of that report by the MoEF the Supreme Court on May 18, 2007 ordered that the next hearing occur on August 7, 2007.
      While the development of the mines has been the subject of these disputes, Vedanta Alumina has continued construction of its alumina refinery, commissioning of which began in March 2007. Vedanta Alumina has not yet received mining approvals for the mines in the Niyamgiri Hills. The alumina refinery is located adjacent to the mines as it was contemplated that it would source bauxite from the mines. The environmental clearance granted by the MoEF in respect of the alumina refinery specifies that Vedanta Alumina must obtain approval for the sourcing of bauxite from the linked mines in the Niyamgiri Hills before commencing commercial operations at the alumina refinery. As the alumina refinery is nearing completion and bauxite remains unavailable from the mines due to the ongoing legal proceedings, Vedanta Alumina has sought and obtained the approval of the MoEF to source up to one million tons of bauxite from third parties for trial runs and other purposes. However, an adverse outcome of the legal proceedings before the High Court of Orissa and the Supreme Court of India or the failure to obtain regulatory approvals may delay or prevent Vedanta Alumina from obtaining additional bauxite for its alumina refinery, operating the mines in a timely manner, or at all, or commencing commercial operations at the refinery and source bauxite from third parties in a timely manner, or at all. Any of these events may have a material adverse effect on Vedanta Alumina’s business, results of operations, financial condition and prospects and, in turn, on us as a result of our equity ownership interest in Vedanta Alumina.
      We and Vedanta Alumina have entered into three separate leases with the OIDC which specify that we and Vedanta Alumina are required to start construction at the three sites that are the subject of the leases within a stipulated time period and to subsequently install plant and machinery and begin commercial production within a specified period from the date of taking possession of the premises. As a result of the pending litigation with respect to the Lanjigarh facility, Vedanta Alumina has not been in compliance with the conditions of the leases. We and Vedanta Alumina have not received any notice from the OIDC with respect to such non-compliance. Vedanta Alumina has applied to the OIDC for an extension of the terms of the leases.

BALCO is involved in various litigations in relation to the alleged encroachment of land on which the Korba facility is situated and the State Government of Chhattisgarh has issued notices to BALCO alleging that BALCO had encroached on state-owned land.
      BALCO has occupied certain land on which the Korba facility is situated since its establishment, which is the subject matter of a dispute for alleged encroachment by BALCO on government-owned land, among others.
      BALCO petitioned the High Court of Chhattisgarh in 1996 to direct the State Government of Chhattisgarh to execute a lease deed in respect of this land in BALCO’s favor. The High Court of Chhattisgarh passed an interim order in 2004 directing that the State Government of Chhattisgarh take no action against BALCO.
      In 2005, in response to several show cause notices issued against BALCO alleging encroachment of government land, BALCO filed an amendment petition with the High Court of Chhattisgarh seeking to quash these show cause notices. The High Court of Chhattisgarh directed that the status quo be maintained and that BALCO should not engage in any deforestation activities on the land until the next hearing date, which has not yet been determined.
      BALCO has no formal lease deed in relation to this land. If this matter is decided in favor of the State Government of Chhattisgarh, we may be evicted from the land on which our Korba facility is situated, which would have a material adverse effect on our aluminum business.
      A writ petition has also been filed by an organization known as “Sarthak” before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba facility is situated. It alleges that the land belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India has directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench has directed the CEC to submit a report on the petition, which has not yet been filed. The next hearing date has not yet been determined.

Demands against HZL by Department of Mines and Geology.
      The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($77.5 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs. 48 million ($1.1 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and in the months of October and November 2006 obtained a stay in respect of these demands. The next hearing date has not yet been determined.

Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.
      Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. The total claims on account of the disputes with sales tax, excise and related tax authorities is Rs. 5,884 million ($136.5 million), of which Rs. 1,831 million ($42.5 million) has been recorded as current liabilities as of March 31, 2007. The claims by third party claimants amounted to Rs. 6,288 million

($145.9 million) as of March 31, 2007, of which Rs. 1,419 million ($32.9 million) has been recorded as current liabilities.
Regulatory Matters

Mining Laws
      The Mines and Minerals (Development and Regulations) Act, 1957, as amended, or the MMDR Act, the Mineral Concession Rules, 1960, as amended, or the MC Rules, and the Mineral Conservation and Development Rules, 1988, as amended, or the MCD Rules, govern mining rights and the operations of mines in India. The MMDR Act was enacted to provide for the development and regulation of mines and minerals under the control of India and it lays down the substantive law pertaining to the grant, renewal and termination of reconnaissance, mining and prospecting licenses. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The MCD Rules lay down guidelines for ensuring mining is carried out in a scientific and environmentally friendly manner.
      The Government of India announced the National Mineral Policy in 1993 to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimize the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. At the same time, the Government of India also made various amendments to India’s mining laws and regulations to reflect the principles underlying the National Mineral Policy.

Grant of a Mining Lease
      Only the government of the applicable state may grant a mining lease. The mining lease agreement governs the terms on which the lessee may use the land for the purpose of mining operations. If the land on which the mines are located belongs to private parties, the lessee must acquire the surface rights relating to the land from such private parties. If a private party refuses to grant the required surface rights to the lessee, the lessee is entitled to inform the state government and deposit with the state government compensation for the acquisition of the surface rights. If the state government deems that such amount is fair and reasonable, the state government has the power to order a private party to permit the lessee to enter the land and carry out such operations as may be necessary for the purpose of mining. For determining what constitutes a fair amount of compensation payable to the private party, state governments are guided by the principles of the Land Acquisition Act, 1894, as amended, which generally governs the acquisition of land by governments from private individuals. In case of land owned by the government, the surface right to operate in the lease area is granted by the government upon application as per the norms of that state government.
      If the mining operations in respect of any mining lease results in the displacement of any persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable state government, including payment for the acquired land owned by those displaced persons, needs to be settled or obtained before the commencement of the mining project. In respect of minerals listed in the First Schedule of the MMDR Act, prior approval of the Government of India is required to be obtained by the state government for entering into the mining lease. The approval of the Government of India is granted on the basis of the recommendations of the state governments, although the Government of India has the discretion to overlook the recommendation of the state governments. On receiving the clearance of the Government of India, the state government grants the final mining lease and prospecting license. The lease can be executed only after obtaining the mine plan approval from the IBM, which is valid for a period of five years. A mining lease for a mineral or prescribed group of associated minerals cannot exceed a total area of 10 square kilometers. Further, in a state (province), one person cannot acquire mining leases covering a total area of more than 10 square kilometers. However, the Government of India may, if necessary in the interest of development of any mineral, relax this requirement.

      The maximum term of a mining lease is 30 years. A mining lease may be renewed for further periods of 20 years or less at the option of the lessee. Renewals are subject to the lessee not being in default of any applicable laws, including environmental laws. The MMDR Act provides that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period. The lessee is required to apply to the relevant state government for the renewal of the mining lease at least one year prior to the expiry of the mining lease. Any delay in applying for a renewal of the mining lease may be waived by the applicable state government provided that the application for renewal is made prior to expiry of the mining lease. In the event that the state government does not make any orders relating to an application for renewal prior to the expiration of the mining lease, the mining lease is deemed to be extended until such time the state government makes the order on the application for renewal.

Protection of the Environment
      The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The MCD Rules require every lessee to take all possible precautions for the protection of the environment and control of pollution while conducting mining operations in any area. The required environmental protection measures include, among others, prevention of water pollution, measures in respect of surface water, total suspended solids, ground water pH, chemicals and suspended particulate matter in respect of air pollution, noise levels, slope stability and impact on flora and fauna and the local habitation. Pursuant to the Supreme Court judgment in M.C. Mehta v. Republic of India, environmental impact assessment clearance from the MoEF, Government of India is also required at the time of renewal of a mining lease if the area under the lease is in excess of 0.05 square kilometers and the mining lease is in respect of a major mineral. However, such environmental impact assessment clearance is not required to be obtained in the event the MoEF has approved the mining project, or the IBM has approved the mining plan with respect to the mining project.

Labor Conditions
      Working conditions of mine laborers are regulated by the Mines Act, 1952, as amended from time to time, which sets forth standards of work, including number of hours of work, leave requirements, medical examination, weekly days of rest, night shift requirements and other requirements to ensure the health and safety of workers employed in mines.

Royalties
      Royalties on the minerals extracted or a dead rent component, whichever is higher, are payable to the relevant state government by the lessee in accordance with the MMDR Act. The mineral royalty is payable in respect of an operating mine from which minerals are removed or consumed and is computed in accordance with a prescribed formula. The Government of India has been granted broad powers to modify the royalty scheme under the MMDR Act, but may not do so more than once every three years.
      In addition, the lessee must pay the occupier of the surface land over the mining lease an annual compensation determined by the state government. The amount depends on whether the land is agricultural or non-agricultural.

Environment Laws
      Our business is subject to environmental laws and regulations. The applicability of these laws and regulations varies from operation to operation and is also dependent on the jurisdiction in which we operate. Compliance with relevant environmental laws is the responsibility of the occupier or operator of the facilities.

      Our operations require various environmental and other permits covering, among other things, water use and discharges, stream diversions, solid waste disposal and air and other emissions. Major environmental laws applicable to our operations include:

The Environment (Protection) Act, 1986 (“EPA”)
      The EPA is an umbrella legislation in respect of the various environmental protection laws in India. The EPA vests the Government of India with the power to take any measure it deems necessary or expedient for protecting and improving the quality of the environment and preventing and controlling environmental pollution. Penalties for violation of the EPA include fines up to Rs. 100,000 million or imprisonment of up to five years, or both.

The Environment Impact Assessment Notification No: 1533(E), 2006 (“EIA Notification”)
      The EIA Notification issued under the EPA and the Environment (Protection) Rules, 1986 provides that the prior approval of the MoEF is required in the event any new project in certain specified areas is proposed to be undertaken. To obtain an environmental clearance, we must first obtain a no-objection certificate from the applicable State Pollution Control Board. This is granted after a notified public hearing, submission and approval of an environment impact assessment report that sets out the operating parameters such as the permissible pollution load and any mitigating measures for the mine or production facility and an environmental management plan.

Forest (Conservation) Act, 1980 (“Forest Act”)
      The Forest Act requires consent from the relevant authorities prior to clearing forests by felling trees. The final clearance in respect of both forests and the environment is given by the Government of India, through the MoEF. However, all applications have to be made through the respective state governments who will recommend the application to the Government of India. The penalties for non-compliance can include closure of the mine or prohibition of mining activity, stoppage of the supply of energy, water or other services and monetary penalties on and imprisonment of the persons in charge of the conduct of the business of the company.

Hazardous Wastes (Management and Handling) Rules, 1989 (“Hazardous Wastes Rules”)
      The Hazardous Wastes Rules aim to regulate the proper collection, reception, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste to dispose such waste without adverse effect on the environment, including through the proper collection, treatment, storage and disposal of such waste. Every occupier and operator of a facility generating hazardous waste must obtain an approval from the Pollution Control Board. The occupier is liable for damages caused to the environment resulting from the improper handling and disposal of hazardous waste and any fine that may be levied by the respective State Pollution Control Boards.

Water (Prevention and Control of Pollution) Act, 1974 (“Water Act”)
      The Water Act aims to prevent and control water pollution as well as restore water quality by establishing and empowering State Pollution Control Boards. Under the Water Act, any individual, industry or institution discharging industrial or domestic waste water must obtain the consent of the relevant State Pollution Control Board, which is empowered to establish standards and conditions that are required to be complied with. If the required standards and conditions are not complied with, the State Pollution Control Board may serve a notice on the concerned person, cause the local Magistrates to pass an injunction to restrain the activities of such person and impose fines.

Water (Prevention and Control of Pollution) Cess Act, 1977 (“Water Cess Act”)
      Under the Water Cess Act, a lessee engaged in mining is required to pay a surcharge calculated based on the amount of water consumed and the purpose for which the water is used. A rebate of up to

25% on the surcharge payable is available to those industries which install any plant for the treatment of sewage or trade effluent, provided that they consume water within the quantity prescribed for that category of industries and also comply with the effluent standards prescribed under the Water Act or the EPA. Penalties for non compliance include imprisonment of any person in contravention of the provisions of the Water Cess Act for a period up to six months or a fine of Rs. 1,000, or both.

Air (Prevention and Control of Pollution) Act, 1981(“Air Act”)
      Pursuant to the provisions of the Air Act, any individual, industry or institution responsible for emitting smoke or gases by way of use of fuel or chemical reactions must obtain the consent of the relevant State Pollution Control Board prior to commencing any mining or manufacturing activity. The State Pollution Control Board is required to grant consent within a period of four months of receipt of an application, but may impose conditions relating to pollution control equipment to be installed at the facilities and the quantity of emissions permitted. The penalties for the failure to comply with the provisions of the Air Act include imprisonment of up to seven years and the payment of a fine as may be deemed appropriate.

Employment and Labor Laws
      We are subject to various labor, health and safety laws which govern the terms of employment of the our laborers at our mining and manufacturing facilities, their working conditions, the benefits available to them and the general relationship between our management and such laborers. These include:

The Industrial Disputes Act, 1947 (“IDA”)
      The IDA seeks to preempt industrial tensions in an establishment and, provide the mechanics of dispute resolution, collective bargaining and the investigation and settlement of industrial disputes between unions and companies. While the IDA provides for the voluntary reference of industrial disputes to arbitration, it also empowers the appropriate government agency to refer industrial disputes for compulsory adjudication and prohibit strikes and lock-outs during the pendency of conciliation proceedings before a board of conciliation or adjudication proceedings before a labor court.

Contract Labor (Regulation and Abolition) Act, 1970 (“CLRA”)
      The CLRA has been enacted to regulate the employment of contract labor. The CLRA applies to every establishment in which 20 or more workmen are employed or were employed on any day of the preceding 12 months as contract labor. The CLRA vests the responsibility on the principal employer of an establishment to register as an establishment that engages contract labor. Likewise, every contractor to whom the CLRA applies must obtain a license and may not undertake or execute any work through contract laborers except in accordance with the license issued.
      To ensure the welfare and health of contract labor, the CLRA imposes certain obligations on the contractor in relation to establishment of canteens, rest rooms, drinking water, washing facilities, first aid and other facilities and payment of wages. However, in the event the contractor fails to provide these amenities, the principal employer is under an obligation to provide these facilities within a prescribed time period.

Employee State Insurance Act, 1948 (“ESIA”)
      The ESIA requires the provision of certain benefits to employees or their beneficiaries in the event of sickness, maternity, disability or employment injury. Every factory or establishment to which the ESIA applies is required to be registered in the manner prescribed under the ESIA. Every employee, including casual and temporary employees, whether employed directly or through a contractor, who is in receipt of wages up to Rs. 6,500 per month, is entitled to be insured under the ESIA. The ESIA contemplates the payment of a contribution by the principal employer and each employee to the Employee State Insurance Corporation.

Payment of Wages Act, 1936 (“PWA”)
      The PWA regulates the payment of wages to certain classes of employed persons and makes every employer responsible for the payment of wages to persons employed by such employer. No deductions are permitted from, nor is any fine permitted to be levied on wages earned by a person employed except as provided under the PWA.

Minimum Wages Act, 1948 (“MWA”)
      The MWA provides for a minimum wage payable by employers to employees. Under the MWA, every employer is required to pay the minimum wage to all employees, whether for skilled, unskilled, manual or clerical work, in accordance with the minimum rates of wages that have been fixed and revised under the MWA. Workmen are to be paid for overtime at overtime rates stipulated by the appropriate government. Contravention of the provisions of this legislation may result in imprisonment up to six months or a fine up to Rs. 500 or both.

Workmen’s Compensation Act, 1923 (“WCA”)
      The WCA makes every employer liable to pay compensation if injury, disability or death is caused to a workman (including those employed through a contractor) due to an accident arising out of or in the course of his employment. If the employer fails to pay the compensation due under the WCA within one month from the date it falls due, the commissioner may direct the employer to pay the compensation amount along with interest and impose a penalty for non-payment.

Payment of Gratuity Act, 1972 (“PGA”)
      Under the PGA, an employee who has been in continuous service for a period of five years is eligible for gratuity upon retirement or resignation. The entitlement to gratuity in the event of superannuation or death or disablement due to accident or disease, will not be contingent on an employee having completed five years of continuous service. The maximum amount of gratuity payable must not exceed Rs. 350,000.
      An employee in a factory is said to be in “continuous service” for a certain period notwithstanding that his service has been interrupted during that period by sickness, accident, leave, absence without leave, lay-off, strike, lock-out or cessation of work not due to the fault to of the employee. The employee is also deemed to be in continuous service if the employee has worked (in an establishment that works for at least six days in a week) for at least 240 days in a period of 12 months or 120 days in a period of six months immediately preceding the date of reckoning.

Payment of Bonus Act, 1965 (“PBA”)
      The PBA provides for the payment of a minimum annual bonus to all employees regardless of whether the employer has made a profit or a loss in the accounting year in which the bonus is payable. Under the PBA every employer is bound to pay to every employee, in respect of the relevant accounting year, a minimum bonus equal to 8.33% of the salary or wage earned by the employee during the accounting year or Rs. 100, whichever is higher. If the allocable surplus, as defined in the PBA, available to an employer in any accounting year exceeds the aggregate amount of minimum bonus payable to the employees, the employer is bound to pay bonuses at a higher rate which is in proportion to the salary or wage earned by the employee and the allocable surplus during the accounting year, subject to a maximum of 20% of such salary or wage. Contravention of the provisions of the PBA by a company will be punishable by imprisonment for up to six months or a fine of up to Rs. 1,000, or both, against persons in charge of, and responsible to the company for, the conduct of the business of the company at the time of contravention.

Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 (“EPFA”)
      The EPFA creates provident funds for the benefit of employees in factories and other establishments. Contributions are required to be made by employers and employees to a provident fund and pension fund established and maintained by the Government of India. The employer is responsible for deducting employees’ contributions from the wages of employees and remitting the employees’ as well as its own contributions to the relevant fund. The EPFA empowers the Government of India to frame various funds such as the “Employees Provident Fund Scheme,” the “Employees Deposit-linked Insurance Scheme” and the “Employees Family Pension Scheme.”

Other Laws

Land Acquisition Act, 1894 (“Land Acquisition Act”)
      As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. The Land Acquisition Act further prescribes the manner in which such acquisition may be made by the central government or the appropriate state government. Additionally, any person having an interest in such land has the right to object to such proposed acquisition.

MANAGEMENT
Directors, Executive Officers and Other Significant Employees
      The following table sets forth certain information regarding our directors, executive officers and other significant employees as of May 23, 2007:

Name	Age	Position

Directors
Anil Agarwal(1)	54	Non-Executive Chairman
Navin Agarwal	46	Executive Vice-Chairman(2)
Kuldip Kumar Kaura	60	Managing Director and CEO(2)
Tarun Jain(3)	47	Whole Time Director(2)
Dwarka Prasad Agarwal	75	Non-Executive Director
Berjis Minoo Desai(1)(3)(4)(5)	50	Non-Executive Director
Gautam Bhailal Doshi(4)(5)	54	Non-Executive Director
Sandeep H. Junnarkar(1)(3)(4)(5)	55	Non-Executive Director
Ishwarlal Patwari	75	Non-Executive Director
Executive Officers
Dindayal Jalan	50	Chief Financial Officer
Dhanpal Arvind Jhaveri	38	Director of Corporate Strategy
Dilip Golani	41	Senior Vice President and Group Head of Management Assurance
Other Significant Employees
Copper Business
Rajagopal Kishore Kumar	44	Chief Executive Officer, Copper Division
Zinc Business
Mahendra Singh Mehta	51	Chief Executive Officer, HZL and Whole Time Director, HZL(2)
Aluminum Business
Pramod Suri	49	President, BALCO and Whole Time Director, BALCO(2)
Power Business
C.V. Krishnan	57	Managing Director, Power

Notes:

(1)	Member of the Remuneration Committee.
(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to the management of the company with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. In addition to Messrs. Tarun Jain, Mahendra Singh Mehta and Pramod Suri, Messrs. Navin Agarwal and Kuldip Kumar Kaura are also each considered to be a whole time director.
(3)	Member of the Shareholders’ and Investors’ Grievance Committee.
(4)	Member of the Audit Committee.
(5)	Independent director.

Directors
      Anil Agarwal, who founded the Vedanta group in 1976, is our Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Chairman, Mr. Agarwal is also the executive chairman of Vedanta and a director of BALCO, HZL, SOTL, SOVL, Vedanta Alumina, CMT, Sterlite Gold Limited, or Sterlite Gold, TCM, VRHL and Sterlite Paper Limited. Mr. Agarwal was previously our Chairman and Managing Director and CEO from

1980 until the expiration of his term in October 2004. Mr. Agarwal was also the chief executive officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 30 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Navin Agarwal.
      Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is also the chairman of KCM and MALCO, the deputy executive chairman of Vedanta and a director of BALCO, HZL, Vedanta Alumina, MALCO, SOTL, Sterlite Paper Limited, Sterlite Iron & Steel Company Limited, Sterlite Infrastructure Private Limited, Sterlite Infrastructure Holdings Private Limited, Sterlite Energy, Sterlite Telecom Limited, Sterlite Telelink Limited and Sterlite Shipping Ventures Private Limited. As between these various positions, Mr. Agarwal is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Certain Relationships and Related Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Agarwal has over 20 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/ President Management Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal.
      Kuldip Kumar Kaura is our Managing Director and CEO and was appointed to our board of directors in October 2004. In addition to his role as Managing Director and CEO, Mr. Kaura is also the chief executive officer of Vedanta, the Vice-Chairman and Chief Executive Officer of KCM and a director of HZL, Vedanta Alumina, CMT, TCM and Vedanta. As between these various positions, Mr. Kaura is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Certain Relationships and Related Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Kaura was the managing director of HZL from April 2002 to March 2004 and the chief operating officer of Vedanta from December 2003 to March 2005 and the chief executive officer of Vedanta from March 2005 to date. Prior to that, Mr. Kaura served at ABB India as managing director and country manager from 1998 to 2002. Mr. Kaura has a Bachelor of Engineering from the Birla Institute of Technology & Science in Pilani, India.
      Tarun Jain is our Whole Time Director and was appointed to our board of directors in November 2004. Mr. Jain joined our company in 1984 and has over 20 years of experience in corporate finance, accounts, audit, taxation and secretarial practice. He is responsible for our strategic financial matters including finance and accounting, legal and regulatory compliance and risk management. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of BALCO, HZL, Vedanta Alumina, SOVL, Twin Star, MALCO and Sterlite Shipping Ventures Private Limited.
      Dwarka Prasad Agarwal is our Non-Executive Director and was appointed to our board of directors in 1981. Mr. Agarwal is a trustee of the Sterlite Foundation, which is a social and charitable organization and a director of Vedanta Foundation, a non-profit organization. He has contributed significantly to our development since our inception. Mr. Agarwal is also a director of Volcan, Twin Star Investments Limited, Twin Star Infrastructure Limited, Twin Star Overseas Limited, Sterlite Paper Limited, Sterlite Iron & Steel Company Limited, Sterlite Energy, Sterlite Shipping Ventures Private Limited, Sterlite Telecom Limited, Sterlite Telelink Limited, Duratube Limited and Nagreeka Exports Limited. Mr. Agarwal is the father of Mr. Anil Agarwal and Mr. Navin Agarwal.
      Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400 001. Mr. Desai is also a director of several companies including Reliance Asset Reconstruction Company Ltd., JSA Law Limited, JSA Lex Holding Limited, CJ Schneider Engineering Co. Inc., The Great Eastern Shipping Company Limited, BP Ergo Limited, Piramyd Retail Limited, Praj Industries Limited, Adlabs Films Limited, Emcure Pharmaceuticals Limited, Centrum Capital Limited and Vadhavan Port Private Limited.
      Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Private Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has 24 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India and a member of the Central Council and the Western India Regional Council of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Reliance Communication Infrastructure Limited, Reliance ADA Group Private Limited, Reliance Life Insurance Company Limited, Reliance Asset Reconstruction Company Limited, Reliance Internet Services Limited, Reliance Telecom Limited, Adlabs Films Limited, Garware Polyester Limited, Kojam Fininvest Limited, Medi Assist India Private Limited and Sonata Investments Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400 038.
      Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of the Exchange Control and FEMA and Securities Contracts (Regulation) Act, 1956. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Everest Industries Limited, Excel Crop Care Limited, Indian Petrochemicals Corporation Limited, Jai Corp Limited, Sunshield Chemicals Limited, Tilaknagar Industries Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited and IL&FS Infrastructure Development Corporation Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400 021.
      Ishwarlal Patwari is our Non-Executive Director and was appointed to our board of directors in November 1976. He has over 45 years of experience as an industrialist and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Patwari has been the chairman of Nagreeka Exports Limited for the last five years and is also a director of Nagreeka Exports Limited and Nagreeka Capital & Infrastructure Ltd. The business address of Mr. Patwari is 20-22 Kala Bhawan, Mathew Road, Mumbai, Maharashtra 400 004.

Executive Officers
      Dindayal Jalan is our Chief Financial Officer. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our chief financial officer (metals). He was appointed as our Chief Financial Officer in March 2003. Mr. Jalan was also appointed as the chief financial officer of Vedanta in October 2005. As between these positions, Mr. Jalan is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Certain Relationships and Related Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Jalan has over 27 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan received a Bachelor of Commerce from Gorakhpur University, India and is a member of the Institute of Chartered Accountants of India.
      Dhanpal Arvind Jhaveri is our Director of Corporate Strategy and is responsible for our strategic development. Mr. Jhaveri joined our company in June 2004. Prior to joining our company, Mr. Jhaveri was at ICICI Securities Limited where he headed the Investment Banking, M&A Advisory division from April 2002 to June 2004. Between November 1997 to April 2002, Mr. Jhaveri was a partner with KPMG India in the corporate finance department. Mr. Jhaveri has a Bachelor of Commerce from the University of Mumbai and a Masters of Business Administration from Babson College, Graduate School of Business in the United States.
      Dilip Golani is the Senior Vice President of our Management Assurance Department and the Group Head of Management Assurance. Mr. Golani joined our company in 2000 as the head of our management assurance department before becoming the head of our performance improvement department from August 2004 to August 2005. Between September to December 2005, Mr. Golani was also appointed as the head of marketing for HZL and subsequently, in December 2005, he took up the position as head of management assurance for HZL. Mr. Golani has a Bachelor of Engineering from Motilal National Institute of Technology, Allahabad and a Post-Graduate Diploma in Industrial Engineering from the National Institute of Industrial Engineering.

Other Significant Employees

Copper Business
      Rajagopal Kishore Kumar is the Chief Executive Officer of our Copper Division and has been responsible for the overall management of our copper business since December 2006. Mr. Kumar joined our company in April 2003 as Vice President-Marketing of HZL, and became Senior Vice President-Marketing for our Copper Division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our company, Mr. Kumar was employed by Hindustan Lever Ltd for 12 years, most recently as a regional commercial manager. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

Zinc Business
      Mahendra Singh Mehta is the Chief Executive Officer and Whole Time Director of HZL and has been responsible for our zinc business since August 2005. Mr. Mehta joined our company in 2000 and was appointed the senior vice president of our copper business between October 2001 and November 2002. From November 2002, he was responsible for the marketing of base metals (copper, aluminum, lead and zinc), copper concentrate procurement, zinc concentrate export and tolling and coal procurement as the commercial-director-base metals before joining HZL as its Whole Time Director. Prior to joining our company, Mr. Mehta held various positions in the marketing, finance and commercial departments of various companies in the steel industry, including Lloyds Steel Limited where he was in charge of marketing steel products, working capital finance and the cold rolled coils and galvanized steel projects. Mr. Mehta has a Bachelor of Engineering from the MBM Engineering College, University of Jodhpur and a Master’s degree in Business Management from the Indian Institute of Management, Ahmedabad.

Aluminum Business
      Pramod Suri is the President and Whole Time Director of BALCO and has been responsible for our aluminum business at BALCO since December 2006. Prior to that, Mr. Suri was the Senior Vice President (Operations) and Head of the new Korba smelter for BALCO from September 2004 to December 2006. Prior to joining our company, he was the employed by JK Industries Ltd. (Tyre Division) as their Vice President — Works from January 2001 to March 2004. Mr. Suri has also held positions in Indian Aluminum Company Limited, or INDAL, CEAT Ltd. and Goodyear South Asia Tyres Pvt. Ltd. Mr. Suri has a Masters of Chemistry from the India Institute of Technology, Delhi.

     Power Business
      C.V. Krishnan is the Managing Director of our power business and has been responsible for the overall management and development of our commercial power generation business since October 2006. Prior to that, Mr. Krishnan was the Chief Executive Officer and Managing Director of KCM. Mr. Krishnan was responsible for KCM’s copper business in Zambia from February 2005 to October 2006. From October 2003 to January 2005, Mr Krishnan was Chief Executive Officer for Shankar Netralaya Medical Resarch Foundation, Chennai, a non-governmental organization and non-profit trust hospital. Prior to that, he was our Chief Executive Officer, Metals from October 2001 to October 2003. Mr. Krishnan was a director of our company and of HZL from October 2001 to February 2005. Mr. Krishnan has been a director of KCM since February 2005. Prior to joining our company in May 1999, he was the Chief Executive Officer and Managing Director of Essar Power Limited. Mr. Krishnan has over 30 years of work experience and has held senior positions in Larsen & Toubro Limited, A.F. Ferguson & Co., Shriram Fertilizers & Chemicals Limited and E.I.D Parry Limited. Mr. Krishnan has a Bachelor of Technology from the Indian Institute of Technology, Channai and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.
Board Structure and Compensation

Composition of the Board
      Our board of directors currently consists of nine directors. Three of our nine directors are independent directors, namely, Mr. Berjis Minoo Desai, Mr. Gautam Bhailal Doshi and Mr. Sandeep H. Junnarkar.
      Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal, Mr. Kuldip Kumar Kaura and Mr. Tarun Jain have entered into service contracts with us which will expire on July 31, 2008, March 31, 2008 and November 23, 2009, respectively. However either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.
      Under the service contracts, each of Messrs. Agarwal, Kaura and Jain is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. The current basic salaries of Messrs. Agarwal, Kaura and Jain are Rs. 1,390,055 ($30,251), Rs. 448,050 ($9,751) and Rs. 602,100 ($13,103) per month, respectively. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law of 11% of our net profits for the fiscal year. Each of Messrs. Kaura and Jain is entitled to receive a bonus equal to 20% of his respective basic salary. Mr. Kaura is also entitled to a special completion bonus based on his performance at the end of the term of his service contract, subject to a maximum allowable under Indian law of 10% of our net profits for the fiscal year. A loss in any fiscal year during the tenure of their directorships will not affect the terms of remuneration for Messrs. Kaura and Jain. However, under Mr. Agarwal’s service contract he shall be paid a minimum remuneration, subject to caps of Rs. 4.8 million ($0.1 million) per year and Rs. 0.4 million ($0.009 million) per month on the basis of Indian law, in accordance with the provisions of the Indian Companies Act in the event we make a loss of profits in any fiscal year.
      The rest of our directors have no fixed term of office and they serve as directors on our board of directors until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or our articles of association from being directors.

Committees of the Board
      Our equity shares are currently listed and traded on the NSE and BSE. We maintain our corporate governance arrangements in accordance with Indian regulations for companies listed on the NSE and BSE. In particular, we have established an audit committee and a remuneration committee in accordance with Indian corporate governance requirements.
      Our board of directors currently has an audit committee, a remuneration committee and a shareholders’ and investors’ grievance committee, which have the composition and general responsibilities described below.

Audit Committee
      The audit committee consists of three directors: Mr. Gautam Bhailal Doshi (Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi and Junnarkar satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. The principal duties and responsibilities of our audit committee are as follows:

•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the board of directors.
      The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Gautam Doshi will serve as our audit committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

Remuneration Committee
      The remuneration committee consists of three directors: Mr. Berjis Minoo Desai (Chairman), Mr. Sandeep H. Junnarkar and Mr. Anil Agarwal. Two of the three directors on our remuneration committee are independent directors, namely, Messrs. Desai and Doshi. The scope of this committee’s duties include determining the compensation and commission to be paid to and the terms of appointment of each of our executive directors, taking into account our profits and performance, external competitive environment and our growth plans.

Shareholders’ and Investors’ Grievance Committee
      The shareholders’ and investors’ grievance committee consists of three directors: Mr. Sandeep H. Junnarkar (Chairman), Mr. Berjis Minoo Desai and Mr. Tarun Jain. Two of three directors on our shareholders’ and investors’ grievance committee are independent directors, namely, Mr. Sandeep Junnarkar and Mr. Berjis Desai. The principal duties and responsibilities of this committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.
Directors’ and Executive Officers’ Compensation
      The aggregate compensation we paid our executive directors and executive officers for fiscal 2007 was Rs. 122 million ($2.8 million), which includes Rs. 110 million ($2.6 million) paid towards salary, bonuses and allowances, Rs. 10 million ($0.2 million) paid towards benefits such as contributions to the provident fund and superannuation fund and Rs. 2 million ($0.1 million) in non-cash payments. The total compensation paid to our most highly compensated executive during fiscal 2007 was Rs. 40 million ($0.9 million) (of which Rs. 33 million ($0.8 million) comprised salary, bonuses and allowances,

Rs. 5 million ($0.1 million) comprised benefits such as contribution to the provident fund and superannuation fund and Rs. 2 million ($0.0 million) comprised non-cash payments).
      The aggregate compensation we paid our non-executive directors for fiscal 2007 was Rs. 3.5 million ($0.1 million), which comprised Rs. 492,500 ($11,427) in sitting fees and Rs. 3.0 million ($0.1 million) in commissions.
      We adopted the Vedanta LTIP in February 2004. Under the Vedanta LTIP, our directors and executive officers will be granted share awards which will entitle them to acquire the ordinary shares of Vedanta based on the performance of Vedanta’s total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals) measured over a three-year performance period and Vedanta’s financial performance.
Outstanding Awards or Options
      As of March 31, 2007, our directors and executive officers as a group held awards vested under the Vedanta LTIP to acquire an aggregate of 453,900 ordinary shares of Vedanta representing approximately 0.2% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire ten years after their date of grant. For more information, see “— Vedanta Long-Term Incentive Plan.”
Employee Benefit Plans
      We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees.

Provident Fund
      In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate Rs. 201 million, Rs. 221 million and Rs. 249 million ($5.8 million) in fiscal 2005, 2006 and 2007, respectively.

Gratuity
      In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. Our gratuity plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the employee’s salary and length of service with us. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation of India and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 409 million, Rs. 480 million and Rs. 576 million ($13.4 million) in fiscal 2005, 2006 and 2007, respectively.

Superannuation Fund
      It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 20 million, Rs. 13 million and Rs. 8 million ($0.2 million) in fiscal 2005, 2006 and 2007, respectively.

Compensated Absence
      Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 246 million, Rs. 224 million and Rs. 338 million ($7.8 million) in fiscal 2005, 2006 and 2007, respectively.
Vedanta Reward Plan
      The Reward Plan was adopted for the purpose of rewarding a limited number of employees who had contributed to our and Vedanta’s development and growth over the period leading up to Vedanta’s listing on the LSE in December 2003. It was used solely to provide awards on listing and no further awards will be granted under the plan.
Vedanta Long-Term Incentive Plan
      We are a participating company in the Vedanta LTIP which was adopted by Vedanta to grant share options to its employees or employees of its subsidiaries. Awards under the plan may be granted to any employee of Vedanta or any of its subsidiaries who is not within six months of such employee’s normal retirement date.
      The Vedanta LTIP is consistent with our reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for executive directors and senior employees. The maximum value of Vedanta ordinary shares which may be conditionally awarded in any financial year to a participant in the Vedanta LTIP who is an executive director is restricted to 100% of that executive director’s annual base salary.
      The performance target which currently applies to vesting of awards is our performance as measured against comparative total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals).
      During fiscal 2007, options to acquire 565,530 Vedanta ordinary shares were granted under the Vedanta LTIP to our directors and management. All of the options were granted on February 1, 2007 and have an exercise price of $0.10 per ordinary share. The options vest as to all of the Vedanta ordinary shares underlying the options on February 1, 2008, and expire on August 1, 2008.
Limitations on Liability and Indemnification Matters
      Section 201 of the Indian Companies Act provides that a company may indemnify any director, officer or auditor against any liability incurred by such director, officer or auditor in defending any civil or criminal proceedings, in which a judgment is given in favor of such director, officer or auditor or in which he or she is acquitted or discharged or in connection with application made by a director or an officer to the High Court of the relevant state for relief, because he or she has reason to apprehend that any proceeding will or might be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust, in which relief has been granted by the High Court of the relevant state.
      Section 201 also provides that, except for such indemnity described above, any provision, whether contained in the articles of association of a company or in an agreement with the company or in any other instrument, for exempting any director, officer or auditor of the company from, or indemnifying him or her against, any liability which, by any rule of law, would otherwise attach to such director, officer or auditor in respect of any negligence, default, misfeasance, breach of duty or breach of trust of which he or she may be guilty in relation to the company, shall be void.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      The following is a summary of material transactions we have engaged in with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For further discussion of related party transactions, see note 24 to our consolidated financial statements.
Related Parties

Volcan and the Agarwal Family
      Volcan owns 53.6% of Vedanta. Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into an agreement with Vedanta that regulates the ongoing relationship between them to ensure that Vedanta is able to carry on its business independently of Volcan and the Agarwal family. See “— Related Transactions.” The Agarwal family also has a controlling interest in SOTL, a publicly listed company in India which was spun-off from the Vedanta group in July 2000, except for nominal interests in SOTL held by MALCO and us.

Vedanta
      As of March 31, 2007, Vedanta had beneficial ownership of 429,329,150 of our equity shares, including 403,715,750 equity shares (72.3%) held by Twin Star and 25,613,400 equity shares (4.6%) held by MALCO. Twin Star is the owner of 80.0% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares beneficially owned by MALCO are also beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 76.9% of our equity shares prior to this offering, and will be the beneficial owner of           % of our equity shares after this offering, or           % of our equity shares if the over-allotment option is exercised in full by the Representatives.
      Vedanta entered into a relationship agreement dated December 5, 2003 with Volcan, the Volcan shareholders and Mr. Anil Agarwal as part of Vedanta’s listing on the LSE in December 2003. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and of the Agarwal family and of any of their associates as required by the listing rules of the Financial Services Authority of the United Kingdom and to ensure that transactions and relationships, including all matters that are the subject of the shared services agreement (as described below) among Volcan and with members of the Agarwal family and their associates are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan shareholders, Volcan and its subsidiaries and affiliates, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the Financial Services Authority of the United Kingdom or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal or Mr. Agnivesh Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the Financial Services Authority of the United Kingdom is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of, 30% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.

      Under the relationship agreement:

•	The parties agree to ensure that Vedanta is capable, at all times, of carrying on its business independently of Volcan and the Agarwal family and their associates as required by the listing rules of the Financial Services Authority of the United Kingdom;

•	Vedanta’s board of directors and nominations committee and any other committee of Vedanta’s board of directors (other than the audit committee or the remuneration committee or any committee which may be established by the board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors) to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of Volcan and the Agarwal family and their associates and who are free from any business or other relationship with any member of the Agarwal family, Volcan or any of their associates which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

•	Volcan is entitled to nominate for appointment to the board of directors of Vedanta such number of persons as is one less than the number of directors who are independent of Volcan, the Agarwal family and their associates and who are free from any business or other relationship with any member of the Agarwal family, Volcan or any of their associates which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with Volcan or any member of the Agarwal family or any of their associates;

•	Volcan shall not exercise voting rights attaching to its shares in Vedanta or any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and Volcan or the Agarwal family or any of their associates;

•	Volcan, the Volcan shareholders and Mr. Anil Agarwal represented and warranted to Vedanta that at the time of the execution of the Relationship Agreement they did not own directly or indirectly any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta group, except for the interest of Sterlite Gold, in certain exploration blocks in Myanmar which contain gold and copper. Sterlite Gold, which subsequently became a controlled subsidiary of Vedanta in August 2006, has not announced any intention to develop these exploration blocks. These copper deposits were not considered by Vedanta’s directors to be sufficiently large to give rise to a conflict of interest with Vedanta’s copper business, which is operated by us;

•	Volcan, the Volcan shareholders and Mr. Anil Agarwal agreed to, and agreed to cause each member of the Volcan group, the Agarwal family and their respective associates to, directly or indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta group. However, this agreement does not prevent, restrict or limit:

•	the acquisition or ownership by Volcan, the Volcan shareholders, Mr. Anil Agarwal or their respective associates of:

•	any securities of Sterlite Gold; or

•	not more than 5% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

•	the acquisition or ownership, directly or indirectly, by Volcan, the Volcan shareholders, Mr. Anil Agarwal or their respective associates, each an interested party, of, or of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and

•	Transactions and relationships between Vedanta, Volcan and members of the Agarwal family and their respective associates must be conducted at arm’s length and on a normal commercial basis, including those to be provided under the shared services agreement.
      Our copper refinery produces anode slimes, which contain gold, as a by-product of the refining process. These anode slimes are sold to precious metal producers who extract and refine the gold. Sterlite Gold, which is a majority-owned subsidiary of Vedanta, produces gold dore bars. The quantities of gold within the anode slimes produced by us are small and therefore we do not believe this gives rise to a conflict of interest with Sterlite Gold’s business.
Related Transactions

Shared Services Agreement — SOTL, Sterlite Gold, Vedanta and Sterlite
      We entered into a shared services agreement dated December 5, 2003 with SOTL, Sterlite Gold and Vedanta as part of Vedanta’s listing on the LSE in December 2003. Under this agreement, we and Vedanta agreed to continue to provide SOTL and Sterlite Gold with certain advisory services on an ongoing basis consisting primarily of access to certain of the directors, officers and employees of the Vedanta group. In fiscal 2005, 2006 and 2007, we received Rs. 317,979, Rs. 361,390 and Rs. 450,933 ($10,462.5) from SOTL and Rs. 452,522, Rs. 379,127 and Rs. 392,205 ($9,099.9) from Sterlite Gold, respectively, under the shared services agreement.
      Under the shared services agreement:

•	a party may terminate the shared services agreement or a particular service which is provided pursuant to the shared services agreement if another party commits a material breach of the shared services agreement or upon another party becoming subject to or entering into arrangements in the context of insolvency. A party may also terminate a particular service on three months’ notice;

•	the services under the shared services agreement will be provided by us or Vedanta, as the case may be, to SOTL and Sterlite Gold and the transactions between the parties will be on an arm’s length basis;

•	the cost of access to certain of the directors, officers and employees of such member of the Vedanta group shall be paid by SOTL or Sterlite Gold, as the case may be, to us or Vedanta, as appropriate; and

•	the cost of the services provided pursuant to the shared services agreement is calculated by apportioning the total salary cost to us or the Vedanta group of the employment of the relevant director, officer or employee to SOTL or Sterlite Gold, as appropriate based on the time spent for each such member of the Vedanta group.
      On April 13, 2006, a letter agreement was executed by Vedanta, Sterlite Gold, SOTL and us, to:

•	amend the list of employees of Vedanta who may be hired under the shared services agreement to reflect those individuals who actually performed the services;

•	amend the amount to be paid to Vedanta based on estimated cost plus 20%; and

•	allow only 25% of Mr. Anil Agarwal’s salary costs to be taken into account when determining the charge to SOTL and Sterlite Gold, to reflect the limited services provided to SOTL and Sterlite Gold since the listing of Vedanta.
      Sterlite Gold is listed on the Toronto Stock Exchange and has interests in gold mines and production facilities. As a result of Vedanta’s acquisition of a majority interest in Sterlite Gold in August 2006, Sterlite Gold is an affiliated company of ours and we expect that the shared services agreement will be replaced by another arrangement.

Representative Office Agreement — Vedanta and Sterlite
      We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $2.0 million (Rs. 86 million) per year to Vedanta. This agreement is effective until March 31, 2009.

Consultancy Agreement — Vedanta and Sterlite
      We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40%, is $3.0 million (Rs. 129 million) per year. This agreement is effective from April 1, 2004 until March 1, 2009.

Sale of Aluminum Conductor Business — SOTL and Sterlite
      On August 30, 2006, we entered into an agreement to sell our aluminum conductor business, also known as our power transmission line division, as a going concern on an “as is where is basis,” subject to existing encumbrances and charges and together with the power transmission line division’s assets, debts, and liabilities, to SOTL for a consideration of Rs. 1,485 million ($34.5 million). The terms of this transaction were negotiated between us and SOTL on an arm’s length basis, with an independent appraiser hired to establish the sale price. Under the terms of the agreement, we may not carry on or engage directly or indirectly in any business which competes with any part of the power transmission line division business for a period of five years from the completion of the sale. The sale of this non-core business was approved by our shareholders on September 30, 2006.

Issuance by Vedanta Alumina — Twin Star and Vedanta Alumina
      Prior to March 2005, Vedanta Alumina was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Alumina issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Alumina, Twin Star acquired a 70.5% ownership interest in Vedanta Alumina and we ceased to consolidate Vedanta Alumina in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Alumina and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price. During fiscal 2007, Vedanta Alumina issued to us 1,133,737 equity shares of par value Rs. 10 per equity share for cash at a price of Rs. 1,160 per equity share on a rights basis. Accordingly, we paid a sum of Rs. 1,315 million ($30.5 million). We subscribed for our full proportionate share so as to maintain our shareholding in Vedanta Alumina at 29.5%.

Rights Offer — Twin Star and Sterlite
      During fiscal 2005, we issued 35,860,049 equity shares of par value Rs. 5 per equity share for cash at a price of Rs. 550 per equity share on a rights basis to our existing equity shareholders as of the record date of July 23, 2004, in the ratio of one equity share for every two equity shares held. Twin Star subscribed for its pro-rata portion of the rights offer and also for the unsubscribed portion of the rights offer. We received total consideration of Rs 19,644 million from Twin Star. The equity shares were issued to Twin Star on September 23, 2004, which resulted in Twin Star’s direct ownership interest in us increasing to 72.3% of our outstanding equity shares.

Sales of Sterlite Shares — Twin Star, SEWT and Sterlite
      In August 2001, we formed SEWT for the benefit of our employees by contributing to the initial corpus of the trust, with the objective to provide incentives, motivation, benefits, and amenities to our employees and their families as defined in SEWT trust deed, including in the form of share options or share awards to employees. We loaned an amount of Rs. 383 million to enable SEWT to purchase our equity shares. During fiscal 2003, SEWT purchased 4,168,907 of our equity shares in the open market and issued 26,325 of our equity shares to our employees as compensation for past services.
      In January 2004, SEWT sold 1.8 million of our equity shares, which approximated 50% of our shares that it owned, to Twin Star at fair market value and recorded a gain of Rs. 2,475 million. SEWT used the cash from the sales proceeds to repay the loan together with interest and invest in mutual funds. SEWT also used the cash to purchase 1% cumulative mandatorily redeemable preference shares of ours on March 4, 2004 in the amount of Rs. 1,750 million and these preference shares were redeemable on March 4, 2007 at specified redemption premium. We exercised in full our call option on June 29, 2006 to redeem these preference shares at a redemption price of Rs. 88.50 per share. With the sale of our shares by SEWT to Twin Star, we concluded it was no longer appropriate to account for SEWT analogous to employee stock ownership plans. As such, we analyzed SEWT in accordance with the provisions of FIN 46R and determined SEWT qualified as a variable interest entity. We also determined that it does not hold a variable interest in SEWT. Accordingly, in January 2004 we deconsolidated SEWT.
      In April 2004, SEWT further sold 1.7 million of our equity shares it owned to Twin Star at fair market value and recorded a gain of Rs. 776 million.
      As of March 31, 2007, SEWT held 17,755,775 of our equity shares with a voting interest equal to 3.2% of our outstanding equity shares. In the event SEWT distributes any of our shares it owns, we will record compensation expense for the fair value of the shares granted to our employees over the vesting period.

Loan to Relative of a Director — Sterlite and Mrs. Rajni Jain
      In fiscal 2003, we made a loan of Rs. 15 million to Mrs. Rajni Jain, the wife of Mr. Tarun Jain. This loan was repaid in March 2006. The largest amount outstanding under the loan during its term was Rs. 15 million. The loan was an interest-free housing loan. Such housing loans are made available to members of our senior management on terms consistent with local market practice.

Guarantees — Sterlite, IFL, MALCO and Vedanta Alumina
      We have provided guarantees on behalf of IFL, MALCO and Vedanta Alumina. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Guarantees and Put Options.”

Acquisition of Sterlite Energy — Twin Star Infrastructure Limited, Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal and Sterlite
      We acquired 100% of the outstanding shares of Sterlite Energy on October 3, 2006 from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million), an amount equal to the par value of all of the outstanding shares of Sterlite Energy. The terms of the acquisition were negotiated on an arm’s length basis and were reviewed and approved by our board of directors, with the interested directors, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, abstaining from the vote.

Payable to Monte Cello Corporation NV — Monte Cello Corporation NV and CMT
      Under the terms of the acquisition of CMT by Monte Cello in 1999, a loan in principal amount of AUD 105.9 million payable to Citibank, N.A. was assigned to Monte Cello Corporation NV, or MCNV. We acquired Monte Cello from Twin Star in 2000, and with it CMT and its loan payable to MCNV, a wholly-owned subsidiary of Twin Star. The terms of the loan were renegotiated by CMT and Citibank, N.A. immediately before it was assigned to MCNV. The loan is interest free and is subordinated to all other of CMT’s secured creditors. Repayments under the loan are made only if CMT has surplus cash, defined as residual cash following the payment of secured creditors. As of March 31, 2007, the total amount payable by CMT to MCNV under this loan was Rs. 3,284 million ($76.2 million).
Conflicts of Interest and Allocations of Business Opportunities
      From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “Risk Factors — Risks Relating to Our Relationship with Vedanta.” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue in the future to undertake such transactions in compliance with the rules for interested or related party transactions of the LSE on which Vedanta is listed, the NYSE on which we intend to list our ADSs and the Indian Stock Exchanges.
      The rules applicable to LSE listed companies, which would apply to transactions between us and the controlling shareholders of Vedanta, namely Volcan and the Agarwal family, require that the details of a related party transaction be notified to a regulatory information service and disclosed to the financial services authority, or FSA, as soon as possible after the terms of the transaction are agreed upon. There is also a requirement that a circular containing information about the related party transaction be sent to all shareholders and that their approval of the related party transaction be obtained either before the transaction is entered into or, if the transaction is conditional on shareholder approval, before the transaction is completed. The related party and its associates must be excluded from voting on the related party transactions. The requirement of shareholder approval does not apply to transactions where the gross assets of the transaction as a percentage of the gross assets of the listed company, the profits attributable to the assets of the transaction as a percentage of the profits of the listed company, the consideration for the transaction as a percentage of the aggregate market value of all the ordinary shares (excluding treasury shares) of the listed company and the gross capital of the company or business being acquired as a percentage of the gross capital of the listed company, does not exceed 5%. However, the listed company must, before entering into the related party transaction, inform the FSA of the details of the proposed related party transaction, provide the FSA with a written confirmation from an independent adviser acceptable to the FSA that the terms of the proposed related party transaction with the related party are fair and reasonable as far as the shareholders of the listed company are concerned and undertake in writing to the FSA to include details of the related party transaction in the listed company’s next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances. Related party transactions where all the above percentage ratios are 0.25% or less have no requirements under the rules applicable to LSE listed companies. Where several separate transactions occur between a company and the same related party during a 12-month period, the transactions must be aggregated for the purpose of applying the percentage ratio tests.
      As part of our listing with the NYSE, we will be required to confirm to the NYSE that we will appropriately review and oversee related party transactions on an on-going basis. These related party transactions include transactions between us and our controlling shareholder, Vedanta, and its affiliates. The NYSE reviews the proxy statements and other public filings of its listed companies as to related party transactions. Under the rules of the NYSE, we will also be required to have an independent audit committee comprised of a majority of independent directors within 90 days of listing and comprised entirely of independent directors within one year of listing. We currently have an independent audit committee comprised entirely of independent directors and expect to continue to do so following the offering. One of the functions of the independent audit committee is to review any related party transactions by us or any of our subsidiaries or affiliates. In addition, under the rules of the NYSE we would be required to obtain shareholder approval for any issuance of our equity shares, or securities convertible into or exercisable for our equity shares, to any related party, except that such approval would not be required for sales of our equity shares to our controlling shareholder or its affiliates in an amount not to exceed 5% of the number of our equity shares outstanding prior to such issuance and at a price equal to or greater than the higher of the book or market value of our equity shares.
      Under the listing agreements we have entered into with the Indian Stock Exchanges, we are required to ensure that our disclosures in relation to material and significant related party transactions in our annual reports are in compliance with Indian GAAP. Specifically, we are required to place before the audit committee and publish in our annual reports a statement in summary form of the related party transactions entered into by us during the previous fiscal year, providing details of whether such transactions were undertaken in the ordinary course of business and details of material individual transactions with related parties or others which were not on an arm’s length basis, together with our management’s justification for such transactions. Under the listing agreements, our audit committee is required to review and discuss with the management the disclosures of any related party transactions, as defined under Indian GAAP, in our annual financial statements.
      We also have used and will continue to use independent appraisers in appropriate circumstances to help determine the terms of related party transactions. We have had and will continue to have an audit committee comprised entirely of independent directors which is responsible for reviewing any related-party transaction by us or any of our subsidiaries or affiliates.
      We are continually seeking to identify and pursue business opportunities. However, Vedanta, as our controlling shareholder, has and after this offering will continue to have the power to determine in its sole discretion what corporate opportunities we may pursue and whether to pursue a corporate opportunity itself or through one of its other subsidiaries, which may benefit such companies instead of us and which could be detrimental to our interests. See “Risk Factors — Risks Relating to Our Relationship with Vedanta — Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.” Vedanta has in the past allocated and expects in the future to allocate corporate opportunities among itself and its various subsidiaries based on a number of factors, including the nature of the opportunity, the availability of funds at the relevant subsidiary to pursue the opportunity and which subsidiary it believes can most successfully take advantage of the opportunity.

MATERIAL CONTRACTS
      The following is a summary of each of our material contracts, other than contracts entered into in the ordinary course of business, entered into in the preceding two years to which we are a party. The full version of each of these material contracts has been filed with the Commission as an exhibit to our registration statement on Form F-1. See “Where You Can Find More Information.”
Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite
      See “Certain Relationships and Related Transactions — Related Transactions.”
Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite
      See “Certain Relationships and Related Transactions — Related Transactions.”
Outstanding loans
      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outstanding Loans.”
Option Agreement dated February 18, 2005 between Sterlite, IFL and ICICI Bank Limited
      On February 18, 2005, we entered into an option agreement with IFL and ICICI Bank Limited pursuant to which, in consideration of the payment of an option fee of Rs. 2 million by ICICI Bank Limited, we granted to ICICI Bank Limited a put option to require us to purchase from ICICI Bank Limited all amounts outstanding, due and payable by IFL to ICICI Bank Limited under a Rs. 1,020 million term loan agreement dated February 8, 2005, as amended, or Rupee Term Loan Agreement, between IFL and ICICI Bank Limited. The option price is an amount equivalent to the amount outstanding under the Rupee Term Loan Agreement on the date of exercise of the put option. ICICI Bank Limited is entitled to exercise the put option upon the occurrence of certain put option events, including any delay or default in the repayment of any amounts or the occurrence of an event of default under the Rupee Term Loan Agreement.
Corporate Guarantee dated February 8, 2005 by Sterlite to ICICI Bank Limited on behalf of IFL
      On February 8, 2005, we granted a guarantee in favor of ICICI Bank Limited and agreed to pay on demand all amounts payable by IFL under the Rupee Term Loan Agreement in the event of any default on the part of IFL to comply with or perform any of the terms, conditions and covenants in the Rupee Term Loan Agreement.

PRINCIPAL SHAREHOLDERS
      The following table sets forth information regarding beneficial ownership of our equity shares as of May 18, 2007, and as adjusted to reflect the sale of ADSs in this offering held by:

•	each person who is known to us to have more than 5% beneficial share ownership;

•	each of our directors and executive officers having more than 1% beneficial share ownership; and

•	all of our directors and executive officers as a group.
      Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.
      As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of May 18, 2007 are based upon our 558,494,411 equity shares outstanding as of that date. The amounts and percentages after this offering are based on the amounts and percentages as of May 18, 2007 plus the                     equity shares to be issued in this offering, assuming no exercise and full exercise by the Representatives of their over-allotment option to purchase an additional  ADSs.

			Shareholdings of our Equity Shares
			after the Offering

	Shareholdings of
	Sterlite Industries		Excluding Exercise of			Assuming Exercise in
	(India) Limited		the Over-Allotment			full of the Over-
	as of May 18, 2007		Option			Allotment Option

Shareholders’ Name	Shares	Percentage	Shares	Percentage		Shares	Percentage

5% Shareholders
Vedanta Resources plc and affiliates(1)	429,329,150	76.9%			%			%
Hill House, 1 Little New Street, London EC4A 3TR United Kingdom
Volcan Investments Limited and affiliates(2)	429,329,150	76.9%			%			%
Loyalist Plaza, Don Mackay Boulevard P O Box AB-20377 Marsh Harbour Abaco Bahamas
Directors and Executive Officers
Anil Agarwal(2)	429,329,150	76.9%			%			%
Navin Agarwal	0	—			%			%
Kuldip Kumar Kaura	0	—			%			%
Tarun Jain	0	—			%			%
Dwarka Prasad Agarwal(2)	429,329,150	76.9%			%			%
Berjis Minoo Desai	0	—			%			%
Gautam Bhailal Doshi	0	—			%			%
Sandeep H. Junnarkar	17,500	*			%			%
Ishwarlal Patwari	1,372,830	*			%			%

				Shareholdings of our Equity Shares
				after the Offering

	Shareholdings of
	Sterlite Industries			Excluding Exercise of			Assuming Exercise in
	(India) Limited			the Over-Allotment			full of the Over-
	as of May 18, 2007			Option			Allotment Option

Shareholders’ Name	Shares	Percentage		Shares	Percentage		Shares	Percentage

Dindayal Jalan	1,250		*			%			%
Dhanpal Arvind Jhaveri(3)	1,500		*			%			%
Dilip Golani	250		*			%			%
Mahendra Singh Mehta	250		*			%			%
All our directors and executive officers as a group (13 persons)	430,722,730	77.1%				%			%

Notes:

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 403,715,750 equity shares held by Twin Star and 25,613,400 equity shares held by MALCO. Twin Star is the owner of 80.0% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares beneficially owned by MALCO are also beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta.
(2)	Consists of 429,329,150 equity shares beneficially owned by Vedanta. Volcan, owns 53.6% of the outstanding shares of Vedanta. Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal. Mr. Dwarka Prasad Agarwal and Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, own all of the shares of Volcan, and as a result each may be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may also be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan. As part of Vedanta’s listing on the LSE, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into a Relationship Agreement with Vedanta that seeks to regulate the ongoing relationship between them so that Vedanta is able to carry on its business independently of Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal. See “Certain Relationships and Related Transactions.” As a result of this agreement, Volcan and its shareholders disclaim beneficial ownership of the shares beneficially owned by Vedanta.
(3)	Consists of 1,000 equity shares held by Mrs. Neeru Jhaveri, the wife of Mr. Jhaveri, and 500 equity shares held by Mr. Arvind Jhaveri, the father of Mr. Jhaveri.
     As of May 18, 2007, there were approximately 72,865 holders of our equity shares of which 34 have registered addresses in the United States.

DESCRIPTION OF SHARE CAPITAL
      Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our Memorandum and Articles of Association, the Indian Companies Act, the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and certain related legislation of India, all as currently in effect.
      The following description of share capital is subject in its entirety to our Memorandum and Articles of Association, the provisions of the Indian Companies Act and other applicable provisions of Indian law.
      The rights of shareholders described in this section are available only to our shareholders. For the purposes of this prospectus, a “shareholder” means a person who holds our certificated shares or is recorded as a beneficial owner of our shares with a depository pursuant to the Depository Act, 1996, as amended from time to time. Investors who purchase the ADSs will not be our shareholders and therefore will not be directly entitled to the rights conferred on our shareholders by our Articles of Association or the rights conferred on shareholders of an Indian company by Indian law. Our equity shares are in registered physical form as well as non physical or book-entry form. Investors are entitled to receive dividends and to exercise the right to vote in accordance with the deposit agreement. For additional information on the ADS, see “Description of American Depositary Shares.”
      INVESTORS WHO PURCHASE THE ADSs IN THE OFFERING MUST LOOK SOLELY TO THE DEPOSITORY BANK FOR THE PAYMENT OF DIVIDENDS, FOR THE EXERCISE OF VOTING RIGHTS ATTACHING TO THE EQUITY SHARES REPRESENTED BY THEIR ADSs AND FOR ALL OTHER RIGHTS ARISING IN RESPECT OF THE EQUITY SHARES.
The Company
      We were incorporated in Kolkata, the State of West Bengal, India, as a public company on September 8, 1975 as “Rainbow Investments Limited.” Our name was subsequently changed to “Sterlite Cables Limited” on October 19, 1976 and finally to “Sterlite Industries (India) Limited” on February 28, 1986. Our registration number is 21833/TA. Our registered office is presently situated in the State of Tamil Nadu at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India.
      Our register of members is maintained at our registered office.
Share Capital
      Our authorized share capital is Rs. 1,850 million, divided into 925 million equity shares of par value Rs. 2 per equity share. As of March 31, 2007, our issued share capital was Rs. 1,117.0 million, divided into 558,494,411 equity shares of par value Rs. 2 per equity share.
      Our 558,494,411 issued equity shares include 144,600 equity shares underlying global depositary receipts issued pursuant to a deposit agreement, dated December 22, 1993, between us and the depositary, Bankers Trust Company (which was subsequently acquired by Deutsche Bank A.G.). We intend to exercise our unilateral right to terminate the deposit agreement upon 90 days notice. During the period from the giving of notice until termination, holders of the global depositary shares will have the right to withdraw the underlying equity shares and obtain delivery of all other property held by the depositary in respect of those equity shares. After the date of termination, the depositary will sell any remaining securities held on deposit and deliver the net proceeds of the sale, together with any other cash held by it under the deposit agreement, pro rata to the holders of the global depositary shares that have not been previously surrendered.
Memorandum and Articles of Association
      Our activities are regulated by our Memorandum and Articles of Association. Our current Memorandum and Articles of Association were recently amended by a special resolution of our shareholders passed in December 2006. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Indian Companies Act, the SCRA and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCR Rules. See “The Indian Securities Market.”
      Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in.
Changes in Capital or our Memorandum of Association and Articles of Association
      Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting:

•	increase our authorized or paid up share capital;

•	consolidate all or any part of our shares into a smaller number of shares each with a larger par value;

•	split all or any part of our shares into a larger number of shares each with a smaller par value;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum of Association or Articles of Association.
General Meetings of Shareholders
      There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within six months of the end of each financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10% of our paid-up capital. A notice in writing to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice is received from all shareholders entitled to vote at the annual general meeting or, in the case of an extraordinary general meeting, from shareholders holding not less than 95% of our paid-up capital. General meetings are generally held at our registered office. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Five persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, will constitute a quorum.
      The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Indian Companies Act, including the following:

•	the consideration of our annual financial statements and report of our directors and auditors;

•	the election of directors;

•	the appointment of auditors and the fixing of their remuneration;

•	the authorization of dividends; and

•	the transaction of any other business of which notice has been given.
      Under the provisions of the Indian Companies Act and the guidelines issued thereunder, certain resolutions such as those relating to, inter alia, amendments to the objects clause of our Memorandum of Association, issuance of shares with differential voting rights, sale of the whole or substantially the whole of the undertaking, buy-back of shares and to approve the giving of loans or guarantee in excess of the limits prescribed under the Indian Companies Act and the guidelines issued thereunder are required to be voted on only pursuant to a postal ballot. A postal ballot consists of a notice sent to shareholders along with a draft resolution explaining the reasons therefore, requesting them to vote for or against the proposed resolution through postal or electronic means rather than a physical meeting of shareholders and send their vote within a period of 30 days from the date of posting.
Division of Shares
      The Indian Companies Act provides that a company may sub-divide its share capital if its Articles of Association authorize the company to do so by adopting an ordinary resolution in its general meeting.
      Our Articles of Association allow us in a general meeting to alter our Memorandum of Association and subdivide all or any of our equity shares into a larger number of shares with a smaller par value than originally fixed by the Memorandum of Association.
Voting Rights
      Subject to any special terms as to voting on which any shares may have been issued, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is the holder. In the case of joint holders, only one of them may vote and in the absence of election as to who is to vote, the vote of the senior of the joint holders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names appear in the register of members.
      Voting is by show of hands unless a poll is ordered by the chairman of the meeting, who is generally the chairman of our board of directors but may be another director or other person selected by our board or the shareholders present at the meeting in the absence of the chairman, or demanded by a shareholder or shareholders holding at least 10% of the voting rights or holding paid-up capital of at least Rs. 50,000 (i.e. 25,000 shares of Rs. 2 each). Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our board of directors, has the right to cast a tie-breaking vote. The voting rights of holders of ADSs are subject to the terms of the deposit agreement. See “Description of American Depositary Shares.”
      A shareholder may appoint any person (whether or not a shareholder) to act as his proxy at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking of the poll. Our Articles of Association permit a proxy to vote both on a show of hands as well as a poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by which he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.
      Subject to the Articles of Association and the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, as amended, the Indian Companies Act allows a public company to issue shares with different rights as to dividend, voting or otherwise, provided that it has distributable profits as specified under the Indian Companies Act for a period of three financial years and has filed its annual accounts and annual returns for the immediately preceding three years.
Quorum
      Our Articles of Association provide that a quorum for a general meeting is at least five shareholders entitled to vote and present in person.
Shareholder Resolutions
      An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or by proxy at a general meeting.
      A special resolution requires the affirmative vote of not less than three-fourths of our shareholders entitled to vote in person or by proxy at a general meeting. The Indian Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares and dissolution of the company require a special resolution.
Dividends
      Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends are generally declared as a percentage of par value and distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment.
      These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the Government of India and following such transfer, no claim shall lie against the Company or the Investor Education and Protection Fund. Under the Indian Companies Act, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years, after providing for depreciation in a manner provided for in the Indian Companies Act.
      Under the Indian Companies Act, we are only allowed to pay dividends in excess of 10% of our paid-up capital in respect of any fiscal year from our profits for that year after we have transferred to our reserves a percentage of our profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year in accordance with the Companies (Transfer of Profits to Reserves) Rules, 1975. The Indian Companies Act and the Companies (Declaration of Dividend out of

Reserves) Rules, 1975 provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from our accumulated profits transferred by us to our reserves, subject to the following conditions:

•	the rate of dividend to be declared shall not exceed the lesser of 10% of our paid-up capital or the average of the rates at which dividends were declared in the five years immediately preceding that year;

•	the total amount to be drawn from the accumulated profits may not exceed 10% of the sum of our paid-up capital and free reserves and any amount so drawn shall first be used to set off any losses incurred in that financial year; and

•	the balance of our reserves following such withdrawal shall not fall below 15% of our paid-up capital.
Distribution of Assets on a Winding-up
      In accordance with the Indian Companies Act, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among our equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.
Transfer of Shares
      Under the Indian Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes the regulations issued by SEBI or the Sick Industrial Companies (Special Provisions) Act, 1985, as amended, or the SICA. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.
      In the case of shares held in physical form, we will register any transfers of equity shares in the register of members upon lodgment of the duly completed share transfer form, the relevant share certificate, or if there is no certificate, the letter of allotment, in respect of shares to be transferred together with duly stamped share transfer forms. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its register as the beneficial owner of the shares. In turn, we then enter the name of the depository in its records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits and is subject to the liabilities attached to the shares held by the depository on his or her or its behalf.
      Equity shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system.
      SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.
      The depository transfers equity shares by entering the name of the purchaser in its books as the beneficial owner of the equity shares. In turn, we will enter the name of the depository in our records as the registered owner of the equity shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the equity shares that are held by the depository. The register and index of beneficial owners maintained by our depository is deemed to be a register and index of our members and debenture holders under the Depositories Act, 1996. Transfers of beneficial ownership held through a depository are exempt from stamp duty. For this purpose, we have entered into an agreement for depository services with the National Securities Depository Limited and the Central Depository Services India Limited.
      The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.
      Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the listing agreements with the NSE and BSE on which our equity shares are listed, in the event we have not effected the transfer of shares within one month or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.
      If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board, or the Tribunal, seeking to register the transfer of equity shares. The Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention.
      In addition, the Indian Companies Act provides that the Tribunal may direct a rectification of the register of members for a transfer of equity shares which is in contravention of SEBI regulations or the SICA or any similar law, upon an application by the company, a participant, a depository incorporated in India, an investor or SEBI.
Disclosure of Ownership Interest
      Section 187C of the Indian Companies Act requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made.
      Any investor who fails to comply with these requirements may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Additionally, if the company fails to comply with the provisions of Section 187C, then the company and every defaulting officer may be liable for a fine of up to Rs. 100 for each day the default continues.
Alteration of Shareholder Rights
      Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Department of Company Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class by a special resolution passed at a general meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.

Share Register and Record Dates
      We maintain our register of members at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee not exceeding Rs. 150.
      The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive, except as permitted by law.
      To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately ten to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the listing agreements with each of the stock exchanges on which our equity shares are listed, we may, upon giving at least 15 days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.
Annual Report
      At least 21 days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly and semi-annual unaudited results within 30 days after the end of each accounting quarter. In respect of results for the fourth quarter of that financial year, we can opt to publish audited results for the entire year within three months, and thus will not be required to publish unaudited results for the last quarter within 30 days. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where our registered office is situated. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account.
      Under the Indian Companies Act, we must file with the Registrar of Companies our balance sheet and profit and loss account within 30 days of the date on which the balance sheet and profit and loss account were laid before the annual general meeting and our annual return within 60 days of the conclusion of that meeting.
Borrowing Powers
      Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of a majority of the shareholders in a general meeting, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by us does not exceed the aggregate of our paid up share capital plus free reserves.
Issue of Equity Shares and Pre-emptive Rights
      Subject to the provisions of the Indian Companies Act and our Articles of Association and to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue equity shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. We cannot issue equity shares at a discount.
      Under the Indian Companies Act, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the record date. The offer shall be made by written notice specifying:

•	the right, exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•	the number of equity shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer. If the offer is not accepted, it is deemed to have been declined.
      The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to him in favor of any other person. Our board of directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles of Association. Holders of ADSs may not be able to participate in any such offer. See “Description of American Depositary Shares — Dividends and Distributions.”
      However, under the provisions of the Indian Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution or by an ordinary resolution with the Government’s permission.
      Immediately after the issue of our equity shares and ADSs as contemplated by this prospectus, assuming that the over-allotment option is exercised in full by the Representatives,                      equity shares from our authorized share capital described above will be available for allotment and issue.
Capitalization of Profits and Reserves
      Our Articles of Association allow our directors, with the approval of our shareholders by an ordinary resolution, to capitalize any part of the amount standing to the credit of our reserve accounts or to the credit of our profit and loss account or otherwise available for distribution. Any sum which is capitalized shall be appropriated among our shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner:

•	paying up any amount remaining unpaid on the shares held by our shareholders; or

•	issuing to our shareholders, fully paid bonus equity shares (issued either at par or a premium).
      Any issue of bonus equity shares would be subject to the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or SEBI Guidelines, which provide that:

•	no company shall, pending the conversion of convertible securities, issue any bonus equity shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of equity shares in proportion to such conversion;

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus equity shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus; and

•	the bonus issue must be implemented within six months from the date of approval by the board of directors.
Purchase of Own Equity Shares
      A company may reduce its capital in accordance with the Indian Companies Act and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:

•	the buy-back must be authorized by the company’s Articles of Association;

•	a special resolution authorizing the buy-back must be passed in a general meeting;

•	the buy-back is limited to 25% of the company’s total paid up capital and free reserves;

•	the ratio of debt owed is not more than twice the capital and free reserves after such buy-back; and

•	the buy-back is in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulation, 1998.
      The first two conditions mentioned above would not be applicable if the number of equity shares bought back is less than 10% of our total paid up equity capital and free reserves and if such buy back is authorized by the board of directors, provided that no buy-back shall be made within 365 days from the date of any previous buy-back. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it must be authorized by a special resolution of the company in general meeting. Our Articles of Association permit us to buy back our equity shares.
      Any equity shares which have been bought back by us must be extinguished within seven days. Further, we will not be permitted to buy back any securities for a period of one year or to issue new securities for six months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or in the event of non-compliance with certain other provisions of the Indian Companies Act.
      ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain circumstances. See “Description of American Depositary Shares.”
      There can be no assurance that the equity shares offered by an ADS investor in any buy-back of equity shares by us will be accepted by us. The position regarding regulatory approvals required for ADS holders to participate in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the share buy-back.
Rights of Minority Shareholders
      The Indian Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the Tribunal to have the variation cancelled and such variation shall not have any effect unless confirmed by the Tribunal.

      Further, under the Indian Companies Act, shareholders holding not less than 10% of the issued share capital or shareholders representing not less than 10% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the Tribunal for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:

•	that the company’s affairs are being conducted in a manner prejudicial to public interest or in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•	that a material change has taken place in the management or control of the company, whether by a change in its board of directors or management or in the ownership of the company’s shares and by reason of such change, it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.
Provisions on Squeeze Out of Minority Shareholders
      Under the Indian Companies Act, where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90% in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.
      Unless the Tribunal, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.
      Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the Tribunal (upon an application of either the transferee company or the shareholder) thinks fit to order.
Book-Entry Shares and Liquidity
      Our equity shares are compulsorily traded in book-entry form and are available for trading under both depository systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. As of March 31, 2007, approximately 159,852,775 equity shares representing 28.6% of our total equity capital are held in book-entry form with the depository systems. The International Securities Identification Number (ISIN) for our equity shares is INE 268A01031.

COMPARISON OF SHAREHOLDERS’ RIGHTS
      We are incorporated under the laws of India. The following discussion summarizes certain material differences between the rights of holders of our equity shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware which result from differences in governing documents and the laws of India and Delaware. As a holder of our ADSs, your rights differ in certain respects from those of holders of our equity shares. See “Description of American Depositary Shares.”
      This discussion does not purport to be a complete statement of the rights of holders of our equity shares under applicable law in India and our amended and restated Memorandum and Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware Law	Indian Law

Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one tenth of the voting share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the Government of India may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our Articles of Association specify that five members personally present constitute the quorum required to conduct business at a general meeting, which is consistent with Indian law requirements.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 12.

Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders.

There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any	Under Indian law, a director of a company, other than a director appointed by the Government of

Delaware Law	Indian Law

preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).
India, may be removed by the affirmative vote of shareholders holding a majority of the voting share capital, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

Interested Director Transactions

Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.	Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the Government of India is required to be obtained in the event the paid up share capital of the company is more than Rs. 10 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

Delaware Law	Indian Law

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.	There is no concept of shareholder action without a meeting under Indian law.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.

Delaware law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in Section 203 of the Delaware General Corporation Law. See “— Interested Stockholders” below.	The sale, lease or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

Under the Indian Companies Act, the merger of two companies is required to be approved by a court of competent jurisdiction and by a three- fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

Interested Stockholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option,	Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company.

During the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an

Delaware Law	Indian Law

warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards. A party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20% or more of the voting power in the company.

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under US federal securities laws.	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus.

Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “— Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be

Delaware Law	Indian Law

another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

 • acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

 • in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.
void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	There is no concept of appraisal rights under Indian law.

Delaware Law	Indian Law

Shareholder Suits

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the National Company Law Tribunal, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.	Pursuant to our Articles of Association, our board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors or by the shareholders in a general meeting. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or the general meeting of the shareholders. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine.
Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided

Delaware Law	Indian Law

to the shareholders before the annual general meeting. In addition, a corporate governance section and a management’s discussion and analysis section are required to be made available for inspection at the company’s registered offices during normal business hours for the 21 days prior to the annual general meeting.

Amendment of Governing Documents

Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of Delaware law. Under Delaware law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.	Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding a super majority of the shares of the company.

Distributions and Dividends; Repurchases and Redemptions

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.	Under Indian law, a company may only pay a dividend in an amount in excess of 10% of its paid up capital out of the profits of that year after it has transferred to the reserves of the company a percentage of its profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year. If the profits for a year are insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10% of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves may not exceed an amount equivalent to one tenth of the paid-up capital and free reserves and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares; and (iii) the balance of reserves after withdrawals must not be below 15% of paid-up capital. Shareholders have a right to claim a dividend, after such dividend has been declared by the company at a general meeting. Shareholders also have a right to claim the interim dividends, which may be declared only pursuant to a resolution of the company’s board of directors. Dividends may be paid only in cash. Where a

Delaware Law	Indian Law

dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of such dividend, a penalty can be imposed on a director who is knowingly a party to such default.
A company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected and sanctioned by a High Court. However, pursuant to certain amendments to the Indian Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions including: (a) the buy-back must be authorized by the articles of association of the company; (b) a resolution must be passed by a super majority of the outstanding shares in the general meeting of the company authorizing the buy-back; (c) the buy-back is limited to 25% of the total paid up capital and free reserves; (d) the ratio of debt owed by the company must not be more than twice the capital and free reserves after such buy-back; and (e) the buy-back must be in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998.
Conditions (a) and (b) mentioned above would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and such buy-back has been authorized by the board of directors of the company. Further, a company buying back its securities is not permitted to buy-back any additional securities for a period of one year after the buy-back or to issue any securities for a period of six months.

A company is also prohibited from purchasing its own shares or specified securities directly or indirectly.

COMPARISON OF CORPORATE GOVERNANCE STANDARDS
      The listing of our ADSs on the NYSE and our equity shares on the Indian Stock Exchanges will cause us to be subject to NYSE listing standards and Indian corporate governance requirements set out in the listing agreements that we have entered into with the Indian Stock Exchanges.
      The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to companies incorporated in the United States. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies.
      The corporate governance requirements which apply to us as a listed company on the Indian Stock Exchanges are contained in Clause 49 of the listing agreements that we have entered into with the Indian Stock Exchanges. Clause 49 has been amended from time to time.
      The following table summarizes certain material differences in the corporate governance standards applicable to us under our listing agreements with the Indian Stock Exchanges and the corporate governance standards for a NYSE-listed company, both to a typical US domestic issuer and the requirements that would be different for us as a foreign private issuer.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent. Determinations of independence were made by the board.	If the Chairman of the board of directors is an executive director, at least 50% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non- executive director, then at least one third of the board should comprise of independent directors. Clause 49 of the listing agreements define an “independent director” to mean a non-executive director who (i) is receiving director’s remuneration and does not have any other material pecuniary relationship or transaction with the company, its promoters, its directors, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding three financial years, of the statutory audit firm or the internal audit firm or the legal firm and consulting firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company and (vi) is not a shareholder, owning 2% or more of the voting shares of the company.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

The non-management directors must meet at regularly scheduled executive sessions without management.	There is no comparable requirement under Indian law.

(The NYSE requirements for a board consisting of independent directors and non-management directors meeting at regularly scheduled executive sessions do not apply to us as a foreign private issuer.)

Audit Committee

The audit committee must (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee; (iii) establish procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters; (v) be authorized to engage independent counsel and other advisers it deems necessary to perform its duties; and (vi) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee that are necessary or appropriate in carrying out its duties.	The listing agreements require that the role of the audit committee should include the following:

 1. To oversee the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

 2. To recommend to the board of directors the appointment and removal of the external auditor, fix the audit fee and also approve of payment to such auditor for any other services rendered by him.

 3. To review with management the annual financial statements before submission to the board of directors, focusing primarily on matters required to be included in the Director’s Responsibility Statement, any changes in accounting policies and practices, any major accounting entries based on exercise of judgment by management, any qualifications in the draft audit report, any significant adjustments arising out of the audit, the going concern assumption, compliance with accounting standards, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions.

 4. To review with management, the performance of external and internal auditors, and the adequacy of internal control systems.

 5. To review the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

 6. To discuss with internal auditors any significant findings and follow-up thereon.

7. To review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

systems of a material nature and report the matter to the board.

 8. To discuss with external auditors before the audit commences, the nature and scope of the audit as well as to conduct post-audit discussions to ascertain any area of concern.

 9. To review the company’s quarterly financial statements and management policies.

10. To examine the reasons for substantial defaults in payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

11. To renew the functioning of whistle blower mechanism.

12. To review the management’s discussion and analysis of financial condition and results of operation.

13. To review the statement of significant related party transactions submitted by the management.

14. To review the management letters/letters of internal control weaknesses issued by the statutory auditors.

15. To review the internal audit reports relating to internal control weaknesses.

16. To review the appointment, removal and terms of remuneration of the chief internal auditor.

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Exchange Act.

The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.

Each listed company must have disclosed whether its board of directors has identified an audit committee financial expert (as defined under applicable rules of the Commission) and if not, the reasons why the board has not done so.

The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit	Clause 49 of the listing agreements require that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

The listing agreements also require that all members of the audit committee should be financially literate and at least one member should have financial management and accounting expertise.

In addition to the role of the audit committee described above, the audit committee is required to have powers that include the ability to investigate any activity within their terms of reference, seek information from any employee, obtain outside legal or other professional advice and secure attendance of outsiders with relevant expertise if this is considered necessary.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

function and independent auditors.

The duties and responsibilities of the audit committee include conducting a review of the independent auditing firm’s annual report describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues.

The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management.

Each listed company must have an internal audit function.	The listing agreements require an Indian listed company to have an internal audit function.

The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.

The committee must report regularly to the board.	Clause 49 of the listing agreements also require that the audit committee should meet at least four times in a year and not more than four months should lapse between two meetings.

(The NYSE audit committee requirements apply to us as foreign private issuers are not exempt from this requirement.)

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	The listing agreements state that a company may set up a remuneration committee, which should be comprised of at least three directors, all of whom shall be non-executive directors and the chairman of the remuneration committee shall be an independent director.

The committee must have a written charter that addresses its purpose and responsibilities.

These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

(The NYSE compensation committee requirements do not apply to us as a foreign private issuer.)

Nominating/ Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	There is no comparable provision under Indian law.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying individuals qualified to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

(The NYSE nominating/corporate governance committee requirements do not apply to us as a foreign private issuer.)

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.

(The NYSE requirement for shareholder approval of equity-compensation plans does not apply to us as a foreign private issuer.)	Section 79A of the Indian Companies Act requires that a company may issue equity shares at a discount of a class of shares already issued if such issue is authorized by a special resolution passed by the company in a general meeting.

The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, also require that a special resolution be passed by the shareholders of a company in a general meeting to approve an employee stock option or stock purchase scheme.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	Corporate governance requirements for listed companies in India are included in Clause 49 of

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

(The NYSE requirement that corporate governance guidelines be adopted does not apply to us as a foreign private issuer. However, we must disclose differences between the corporate governance standards to which we are subject and those of the NYSE.)
the listing agreements required to be entered into with the Indian Stock Exchanges.

Code of Business Conduct and Ethics

All listed companies, United States and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

(The NYSE requirement for a code of business conduct and ethics does not apply to us as a foreign private issuer.)	Clause 49 of the listing agreements require that the board of directors shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company’s annual report must contain a declaration to this effect signed by its chief executive officer.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND US GAAP
      The following table summarizes certain significant differences between Indian GAAP and US GAAP that are relevant to our consolidated financial statements. The following summary is not comprehensive and does not include all the differences that exist between US GAAP and Indian GAAP. The summary also does not identify all disclosure, presentation or classification differences that may affect the manner in which transactions and events are presented in the financial statements and the notes thereto. Moreover, standards in both the jurisdictions that are being developed could have a significant impact on future comparisons between Indian GAAP and US GAAP.

	Indian GAAP	US GAAP

Contents of financial statements	Companies are required to present balance sheets and profit and loss accounts for two years along with the relevant accounting policies and notes. Additionally all listed companies (including companies in the process of getting listed), companies with turnover exceeding Rs. 500 million and insurance companies are required to present cash flow statements.	SEC registrants (public companies) are required to present statements of operations, statements of cash flows and statements of changes in shareholders’ equity for three years and balance sheet data for two years.
Presentation of financial statements	Components, format and detailed requirements for financial statements are specified by statute.	No particular format or order is mandated. SEC registrants follow SX Article 3-01. Generally balance sheet items are classified as current and non-current and are presented in decreasing order of liquidity (for assets) and based on claim priority (for liabilities)
Business combinations	All business combinations are acquisitions and are accounted for under the purchase method, except that the pooling of interest method is used in certain amalgamations when all of certain specified conditions are met.
	Negative goodwill is recorded in equity as capital reserve, which is not amortized to income.	All business combinations are acquisitions and are accounted for under purchase method.
Other comprehensive income	All items of income are included in net income, unless specifically permitted to be adjusted to equity. No separate statement of changes in shareholders’ equity is required.	Certain items of revenues, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income are classified as other comprehensive income. Total comprehensive income and accumulated other comprehensive income are disclosed, presented either as a separate primary statement or combined with

Indian GAAP	US GAAP

the income statement or with the statement of changes in shareholders’ equity.
Property, plant and equipment	Fixed assets are recorded at the historical costs or revalued amounts.
Foreign exchange gains or losses relating to the procurement of property, plant and equipment can be capitalized as part of the asset.
Depreciation is recorded over the asset’s useful life. Schedule XIV of the Indian Companies Act prescribes minimum rates of depreciation and normally companies use these as the basis for calculating the useful life.
Interest cost on specified or identifiable borrowings is capitalized to qualifying assets during its construction period.	Revaluation of fixed assets is not permitted under US GAAP.
Exchange differences related to fixed asset acquisitions are not allowed to be capitalized under US GAAP and are recorded in the income statement.
The depreciable amount of each asset should be allocated on a systematic basis over its useful life. In some cases, each significant part of a fixed asset is considered and depreciated separately.
Capitalization of borrowing costs is mandatory under US GAAP if the amount involved is material and the appropriate recognition criteria are fulfilled.
The amount capitalized is an allocation of the interest cost incurred during the period required to complete the asset.
The interest rate for capitalization purposes is to be based on the rates on the company’s outstanding borrowings.
Deferred taxes	Provision for deferred tax is based on timing differences. Deferred tax asset/liability is classified as long term. The tax rate applied on deferred tax items is the substantially enacted tax rate.
Deferred tax assets should be recognized and carried forward only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized. However, deferred tax assets on brought forward losses or unabsorbed depreciation should be recognized only to the extent that there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized.	Deferred tax is computed based on temporary differences. Deferred tax asset/liability is classified as current or non-current based on the underlying asset or liability or on the expected reversal of items not related to an asset or a liability. The tax rate applied to deferred tax items is the enacted tax rate.
Deferred tax assets should be recognized in full unless it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. A provision (or “valuation allowance”) should be made to reduce the tax asset to an amount that is “more likely than not” to be realized.

	Indian GAAP	US GAAP

Employee benefits — defined benefit plans	With the recent adoption of AS 15 (revised), projected unit credit method is used to determine benefit obligation and record plan assets at fair value.
Prior to AS 15 (revised), no method was prescribed for actuarial valuation and limited guidance was available on other specific issues such as expense determination, the discount rate determination criteria and guidance for valuation of plan assets and the choice was left to the discretion of the actuary.
	Actuarial gains and losses are recognized upfront in the income statement.	The liability for defined benefit schemes is determined using the projected unit credit actuarial method. The discount rate for obligations is based on market yields of high quality corporate bonds. The plan assets are measured using fair value, or using discounted cash flows if market prices are unavailable. Actuarial gains and losses can be deferred and amortized over the average remaining service period of active employees expected to receive benefits under the plan
Investment accounting	Available for sale securities are presently marked to market and net depreciation is recognized in the profit and loss statement and net appreciation is ignored. Only purchase premium for all held to maturity investments is amortized over the remaining maturity of the security.	Available for sale securities are marked to market and unrealized gains and losses are recognized in a separate component of equity “Other comprehensive income.”
Purchase premium and discount for trading, held to maturity and available for sale debt securities are amortized over the remaining maturity of the security.
Leases	Leases are classified as finance or operating in accordance with specific criteria. A lease is a finance lease if substantially all risks and rewards of ownership are transferred.	The criteria to classify leases as capital or operating are with more extensive form-driven requirements and include specific quantitative thresholds
Derivatives and other financial instruments — measurement of derivative instruments and hedging activities	Currently there is no specific accounting standard on this topic. An exposure draft has been issued on the topic recently but has not yet been adopted as an accounting standard.
Forward exchange contracts intended for speculative or trading purposes are carried at fair value. For forward exchange contracts not held for speculative or trading, the premium or discount is amortized over the life of the contract and the exchange difference is recognized in income. Equity index futures and options and equity stock options are carried at lower of cost or market.	US GAAP has detailed accounting guidance for derivative instruments, including for embedded derivatives and hedging activities.
Derivatives and hedge instruments are measured at fair value.
A derivative may be designated as a fair value hedge, a cash flow hedge or a hedge of the foreign currency exposure of a net investment.
Changes in fair value are recognized in the income statement, except for the effective portion of cash flow hedges, where the changes are initially reported as a component of other comprehensive income and subsequently reclassified into earnings

	Indian GAAP	US GAAP

when the forecasted transaction affects earnings.
For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. An entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.
Mandatorily redeemable preferred shares	Instruments characterized as preferred shares are recorded as equity, even if they are mandatorily redeemable.	Mandatorily redeemable preferred shares are initially measured at fair value and are classified as a liability. Any payments related to them, even if characterized as a dividend, are recorded as interest expense.
Revenue recognition	Revenues are recognized when all significant risks and rewards of ownership are transferred.	Revenues are recognized when four key criteria are met. US GAAP has extensive detailed guidance for specific types of transactions and application of these guidelines could result in revenue recognition that is different from Indian GAAP.
Dividends	Dividends are reflected in the financial statements of the year to which they relate even if proposed or approved after the year end.	Dividends are accounted for when approved by the board/shareholders. If the approval is after year end, the dividend is not considered to be a subsequent event that needs to be reflected in the financial statements.
Segment information	Specific requirements govern the format and content of a reportable segment and the basis of identification of a reportable segment. Identification of a segment is generally based on “risk and reward” approach. The information for disclosure must be prepared in conformity with the accounting standards used for the company as a whole.	A “management approach” is followed to identify reportable business segments, based on the way that management organizes segments for making operating decisions and assessing performance. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. A company is required to report information about its products and services, the geographical areas in which it

	Indian GAAP	US GAAP

operates and its major customers. Reportable business segments are required to be identified and disclosures are required to be given. In addition to reportable business segment, some information is also required to be given for geographic segment.
Issuance and redemption costs for borrowings	Debt issuance costs are generally recognized as expense in the period incurred. Redemption premiums payable may be amortized in the profit and loss account. Redemption premiums are permitted to be recognized in the share premium account in certain instances.	Debt issuance costs and redemption premiums are amortized using the effective interest method over the life of the debt.
Guarantees	These are required to be disclosed as contingent liabilities.	A guarantor is required to recognize at inception a liability for the fair value of the obligation undertaken in issuing the guarantee, except under certain circumstances.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
      Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013, USA. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Mumbai Branch, located at Ramnord House, 77 Dr. Annie Besant Road, Worli, Mumbai, India 400 018.
      We have appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Commission under cover of a registration statement on Form F-6 (Registration No. 333-139102). You may obtain a copy of the deposit agreement from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and under our name through the Commission’s website, www.sec.gov.
      We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.
      Each ADS represents one equity share on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
      If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and, if applicable, to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of equity shares will continue to be governed by the laws of India, which may be different from the laws in the United States.
      As an owner of ADSs, you may hold your ADSs by means of an ADR registered in your name, through a brokerage or safekeeping account or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns new ADSs and will own ADSs at the relevant time.
Dividends and Distributions
      As an ADS holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. ADS holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash
      Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into US dollars and for the distribution of the US dollars to the ADS holders.
      The conversion into dollars will take place only if practicable and if the dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
Distributions of Equity Shares
      Whenever we make a free distribution of equity shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of equity shares with the custodian. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the equity shares deposited or modify the ADS-to-equity shares ratio, in which case each ADS you hold will represent rights and interests in the additional equity shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
      The distribution of new ADSs or the modification of the ADS-to-equity shares ratio upon a distribution of equity shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new equity shares so distributed.
      No such distribution of new ADSs will be made if it would violate a law (for example, the US securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.
Elective Distributions
      Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional equity shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.
      The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
      If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in India would receive upon failing to make an election, as more fully described in the deposit agreement.
Distributions of Rights
      Whenever we intend to distribute rights to purchase additional equity shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
      The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You will have to pay the subscription price, fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.
      The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.
      The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution.
      If the depositary bank is unable to sell the rights, it will allow the rights to lapse.
Other Distributions
      Whenever we intend to distribute property other than cash, equity shares or rights to purchase additional equity shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.
      If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.
      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.
      The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.
      The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
      Whenever we decide to redeem any of the equity shares on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.
      The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Equity Shares
      The equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such equity shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
      If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs Upon Deposit of Equity Shares
      If permitted under applicable law, the depositary bank may create ADSs on your behalf if you or your broker deposit equity shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the equity shares to the custodian. Your ability to deposit equity shares and receive ADSs may be limited by US and Indian legal considerations applicable at the time of deposit. In particular, in accordance with applicable regulations of the RBI and the Ministry of Finance, the depository bank will only be able to accept additional equity shares for deposit into the ADS facility to the extent that there have previously been withdrawals of equity shares.
      The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the equity shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.
      If you are permitted to make a deposit of equity shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the equity shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such equity shares have been validly waived or exercised;

•	you are duly authorized to deposit the equity shares;

•	the equity shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the equity shares presented for deposit have not been stripped of any rights or entitlements.
      If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
      As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
      To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, taxes, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Equity Shares Upon Cancellation of ADSs
      As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then the depositary bank will have the obligation to transfer to you the corresponding number of underlying equity shares at the custodian’s offices, subject to the laws of India. In order to withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
      If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.
      You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the equity shares or ADSs are closed, or (ii) equity shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

•	Any other circumstances specifically contemplated in the regulations promulgated by the Commission’s staff from time to time.
      The depositary bank will only deliver equity shares upon surrender of ADSs to the extent the number of equity shares at that time deposited with the custodian have been listed for trading on the Indian Stock Exchanges and dematerialized. The depositary bank will process requests for withdrawal of the equity shares represented by ADSs surrendered to it on a first come, first served basis.
      We expect the equity shares to be represented by the ADSs offered hereby to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of this offering and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the depositary bank of confirmation of listing on the Indian Stock Exchanges. We expect the equity shares to be represented by the ADSs issuable upon exercise of the over-allotment option to be (i) listed for trading on the Indian Stock Exchange approximately 45 days after the closing of the over-allotment option and (ii) dematerialized in the account of the Custodian approximately 10 Indian business days following receipt by the depositary bank of confirmation of listing of the equity shares for trading on the Indian Stock Exchanges.
      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights
      As an ADS holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. You will have no right to attend our general meetings in person. A holder of ADSs may withdraw the underlying equity shares from the ADS facility and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming shareholders’ meeting. The voting rights of holders of equity shares are described in “Description of Share Capital.”
      At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.
      If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the shares represented by the holder’s ADSs in accordance with such voting instructions.
      Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.
Fees and Charges
      As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs upon deposit of equity shares	Up to 5¢ per ADS issued
Surrender of ADSs for withdrawal of equity shares	Up to 5¢ per ADS surrendered
Distribution of cash dividends or other cash distribution	Up to 2¢ per ADS held
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of ADSs pursuant to stock dividend or other free stock distributions	Up to 5¢ per ADS issued
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5¢ per ADS held
Depositary services fee	Up to 2¢ per ADS held
Transfer of ADRs	Up to $1.50 per certificate presented for transfer
      As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of equity shares (i.e., upon deposit and withdrawal of equity shares);

•	expenses incurred for converting foreign currency into US dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements;

•	fees and expenses incurred in connection with the delivery or servicing of equity shares on deposit; and

•	taxes and duties upon the transfer of securities (i.e., when equity shares are deposited or withdrawn from deposit).

      Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
      The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian account (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holdings ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
      In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
      Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. The depositary bank will provide, without charge, a copy of its latest fee schedule to anyone upon request.
      The depositary bank has separately agreed to make available to us a portion of the net fees (after deduction of custody fees for the shares on deposit) it collects from ADS holders. These amounts will be available to cover certain expenses related to the establishment and maintenance of the ADR program, including:
      • legal fees and expenses;
      • ADS listing fees;
      • investor relations fees and expenses;
      • mailing and printing fees (i.e., for annual reports and proxy materials); and
      • website and web casting expenses.
      Neither the depositary bank nor we can determine the exact amount of reimbursements the depositary bank will make available to us because the number of ADSs that will be issued and outstanding, the level of fees to be charged to holders of ADSs and our reimburseable expenses related to the ADR program are not known at this time.
Amendments and Termination
      We may agree with the depositary bank to modify the deposit agreement at any time without your prior consent. We undertake to give holders not less than 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).
      You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs (except as permitted by law).

      We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.
      Upon termination, the following will occur under the deposit agreement:

•	For a period of one month after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those equity shares on the same terms as prior to the termination. During such one month period the depositary bank will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such one month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
      The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
      The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs and, if applicable, ADRs.
      These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
      The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in equity shares, for the validity or worth of the equity shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Association or Memorandum of Association, any provision of any securities on deposit or by reason of any act of God or war or terrorism or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or Memorandum of Association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of equity shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
Pre-Release Transactions
      The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.
Taxes
      You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
      The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
      The depositary bank will arrange for the conversion of all foreign currency received into US dollars if such conversion is practicable, and it will distribute the US dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

      If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practicable and lawful and distribute the US dollars to the holders for whom the conversion and distribution is lawful and practicable;

•	distribute the foreign currency to holders for whom the distribution is lawful and practicable; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

THE INDIAN SECURITIES MARKET
      The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the SEBI, the BSE and the NSE and has not been prepared or independently verified by us or the underwriters or any of their respective affiliates or advisors.
The Indian Securities Market and Stock Exchange Regulations
      India has a long history of organized securities trading. In 1875, the first stock exchange was established in Mumbai.
      India’s stock exchanges are regulated primarily by SEBI, as well as by the Government of India acting through the Ministry of Finance, Capital Markets Division, under the SCRA, and the SCR Rules. The SCR Rules, along with the rules, bylaws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members.
      The Securities and Exchange Board of India Act 1992, as amended, or the SEBI Act, provided for the establishment of SEBI to protect the interests of investors in securities and to promote the development of, and to regulate, the securities market and for matters connected therewith or incidental hereto. The SEBI Act granted powers to SEBI to, among other things, regulate the Indian securities market, including stock exchanges and other intermediaries in the capital markets, to promote and monitor self-regulatory organizations, to prohibit fraudulent and unfair trade practices and insider trading, to regulate substantial acquisitions of shares and takeovers of companies, to call for information, to undertake inspections and to conduct inquiries and audits of stock exchanges, self regulatory organizations, intermediaries and other persons associated with the securities market.
      SEBI also issued guidelines concerning minimum disclosure requirements for public companies, rules and regulations concerning investor protection, insider trading, substantial acquisition of shares and takeovers of companies, buy-backs of securities, delisting of securities, employees stock option plans, stock brokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.
Listing
      The listing of securities on a recognized Indian stock exchange is regulated by the Indian Companies Act, the SCRA, the SCR Rules, 1957 and the listing agreements of the respective stock exchanges. Under the SCR Rules, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach by a listed company of its obligations under such agreement subject to such company receiving prior notice of the intent of the stock exchange and upon being granted a hearing in the matter. SEBI has power to amend the terms of the listing agreements and direct the stock exchanges to amend their bylaws.
      We have entered into listing agreements with the Indian Stock Exchanges for the continuous listing of our equity shares. Each of these agreements and/or the Takeover Code requires that:

•	we adhere to certain corporate governance requirements including ensuring the minimum number of independent directors on the board, and composition of various committees such as audit committees and remuneration committees;

•	we are subject to continuing disclosure requirements and must publish unaudited financial statements on a quarterly basis and immediately inform the stock exchanges of any unpublished price sensitive information;

•	we maintain a minimum level of shares held by the public as required under these agreements;

•	if any person acquires more than 5% of our equity shares or voting rights we and the acquiror shall comply with the provisions of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code;

•	no person shall acquire, or agree to acquire, 15% or more of our equity shares or voting rights, unless the provisions of the Takeover Code are complied with; and

•	if any takeover offer is made or if there is any change in management control, then we and the persons securing management control of us need to comply with the Takeover Code.
      Any non-compliance with the terms and conditions of the listing agreements with the Indian Stock Exchanges may entail our delisting of our equity shares from such stock exchanges, which will affect future trading of those equity shares.
      A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines 2003, as amended, or Delisting Guidelines, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges. A company may be delisted through a voluntary delisting sought by the shareholders of the company with a minimum of 75% majority of the shares of the company or a compulsory delisting by the stock exchange due to any acquisition of shares of the company or other arrangement or consolidation of holdings which results in the public shareholding of the company falling below the minimum level specified in the listing conditions or in the listing agreements. A company may voluntarily delist from a stock exchange provided that an exit opportunity has been given to the investors at an exit price determined in accordance with a specified formula. The procedure for compulsory delisting also requires the company to make an exit offer to the shareholders.
      The Delisting Guidelines were recently amended on January 31, 2006 to permit stock exchanges to delist the securities of companies that have been suspended for a minimum period of six months for non-compliance with the listing agreement of the applicable Indian stock exchange after considering representations received from aggrieved persons. The amendment also provides that in the event that the securities of a company are delisted by a stock exchange, the fair value of securities shall be determined by persons appointed by the stock exchange out of a panel of experts, which shall also be selected by the stock exchange. If a listed company is delisted by the stock exchange, the listed company may file an appeal before the Securities Appellate Tribunal against the stock exchange’s decision.
Disclosures under the Indian Companies Act and Securities Regulations
      All companies, including public limited companies, are required under the Indian Companies Act to prepare and file with the Registrar of Companies and circulate to their shareholders audited annual accounts that comply with the disclosure requirements under the Indian Companies Act. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange and SEBI regulatory requirements. Companies are also required to publish unaudited financial statements (though subject to a limited review by the company’s auditors), on a quarterly basis and are required to inform the stock exchanges immediately regarding any sensitive information that would be likely to affect the stock price.
Indian Stock Exchanges
      There are currently 22 recognized stock exchanges in India, most of which have their governing board for self-regulation. A number of these exchanges have been directed by SEBI to file schemes for demutualization as part of the move towards greater investor protection. The BSE and the NSE hold prominent positions among the stock exchanges in terms of the number of listed companies, market capitalization and trading activity.
      With effect from April 1, 2003, the stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. SEBI proposes to subsequently move to a T+1 settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the stock exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.
      To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks):

•	Market Wide Circuit Breakers. In order to restrict abnormal price volatility in any particular stock, SEBI has instructed stock exchanges to apply daily circuit breakers, which do not allow transactions beyond certain price volatility. An index based market-wide (equity and equity derivatives) circuit breaker system has been implemented and the circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the BSE Sensex for the BSE and the Nifty for the NSE, or the NSE Nifty, whichever is breached earlier. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

•	Price Bands. Price bands are circuit filters of 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products. In addition to the market-wide index based circuit breakers, there are currently in place varying individual scrip wise bands (except for scrips on which derivative products are available or scrips included in indices on which derivative products are available) of 20% either ways for all other scrips.

BSE
      The BSE is one of the stock exchanges in India on which our equity shares are listed. Established in 1875, it is the first stock exchange in India to have obtained permanent recognition in 1956 from the Government of India under the SCRA and has evolved over the years into its present status as the largest stock exchange of India. Recently, pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, with effect from August 20, 2005, the BSE has been incorporated and is now a company under the Indian Companies Act.
      The BSE has switched over to an on-line trading network since May 1995 and has expanded this network to over 400 cities in India. As of March 31, 2007, there were 4,821 listed companies whose securities were trading on the BSE, the average daily turnover of the BSE for the month of March 2007 was Rs. 37,156 million, and the market capitalization of the BSE was approximately Rs. 35,450,410 million.

NSE
      Our equity shares are also listed in India on the NSE. The NSE was established by financial institutions and banks to provide nationwide on-line satellite-linked screen-based trading facilities with market makers and electronic clearing and settlement for securities including government securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. After recognition as a stock exchange under the SCRA in April 1993, the NSE commenced operations in the wholesale debt market segment in June 1994 and operations in the derivatives segment in June 2000.
      There were 1,228 companies listed on the NSE as of March 31, 2007, the average daily turnover of the NSE in the month of March 2007 was Rs. 79,980 million and the market capitalization of the NSE as of March 31, 2007 was approximately Rs. 33,673,500 million.

Trading Hours
      Trading on both the BSE and the NSE normally occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m. The BSE and the NSE are closed on public holidays.
Trading Procedure
      In order to facilitate smooth transactions, in 1995 BSE replaced its open outcry system with BSE On-line Trading, or BOLT, facility in 1995. This totally automated screen based trading in securities was put into practice nation-wide. This has enhanced transparency in dealings and has assisted considerably in smoothing settlement cycles and improving efficiency in back-office work.
Stock Market Indices
      The following two indices are generally used in tracking the aggregate price movements on the BSE. The BSE Sensitive Index, or Sensex, consists of listed shares of 30 large market capitalization companies. The companies are selected on the basis of market capitalization, liquidity and industry representation. Sensex was first compiled in 1986 with the fiscal year ended March 31, 1979 as its base year. The BSE 100 Index (formerly the BSE National Index) contains listed shares of 100 companies including the 30 in Sensex with fiscal 1984 as the base year. The BSE 100 Index was introduced in January 1989.
Internet-Based Securities Trading and Services
      SEBI approved internet trading in January 2000. Internet trading takes place through order routing systems, which route client orders to exchange trading systems for execution. This permits clients throughout the country to trade using brokers’ Internet trading systems. Stock brokers interested in providing this service are required to apply for permission to the relevant stock exchange and also have to comply with certain minimum conditions stipulated by SEBI.
Takeover Code
      The Takeover Code, as amended, prescribes certain thresholds of securities ownership or trigger points that give rise to certain obligations thereunder. The Takeover Code requires disclosures of the aggregate shareholding or voting rights in a company by any acquiror who acquires shares or voting rights which (taken together with shares or voting rights, if any, already held by such acquiror) entitle him to more than 5%, 10%, 14%, 54% or 74% of the shares or voting rights in that company. The Takeover Code also requires (unless specifically exempted) the making of an open offer to acquire an additional 20% of the voting capital of another company in the following circumstances:

(a) any acquiror, who together with persons acting in concert with such acquiror, acquires or agrees to acquire 15% or more of the equity shares or voting rights in the company;

(b) any acquiror who, together with persons acting in concert with such acquiror, has acquired 15% or more, but less than 55%, of the equity shares or voting rights in the shares of the company and who acquires additional shares or voting rights entitling such acquiror to exercise more than 5% of the voting rights in any financial year ending March 31;

(c) any acquiror who, together with persons acting in concert with such acquiror, has acquired 55% or more, but less than 75%, of the shares or voting rights in the shares of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules, less than 90% of the shares or voting rights in the company) and who acquires any additional share or voting right;

(d) any acquiror who, together with persons acting in concert with such acquiror, holds 55% or more, but less than 75%, of the shares or voting rights of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules, less than 90% of the shares or voting rights in the company), intends to consolidate its holdings while ensuring that the public shareholding in the target company does not fall below the minimum level permitted by the listing agreement with the stock exchanges; or

(e) any acquiror who acquires control over the company (directly or indirectly), irrespective of whether there has been any acquisition of shares or voting rights in the company.

      However, in the event a public offer is made pursuant to paragraph (d) above, the minimum size of the public offer to acquire the voting capital of the target company is required to be the lesser of (i) 20% of the voting capital of the company; or (ii) such other lesser percentage of the voting capital of the company as would, assuming full subscription of the offer, enable the acquiror, together with persons acting in concert with him, to increase his holding to the maximum level possible, which is consistent with the target company meeting the requirements of minimum public shareholding laid down in the listing agreement.
      Further, if the acquisition of voting capital of a target company made by an acquiror pursuant to a public offer results in the public shareholding in the target company being reduced below the minimum level required in the listing agreement with the stock exchange(s) for the purpose of continuous listing, the acquiror is required to take necessary steps to facilitate compliance of the target company with the relevant provisions of the listing agreement within the time period mentioned in the listing agreement.
      The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price. The minimum offer price depends on whether the shares of the company are “frequently” or “infrequently” traded (as defined in the Takeover Code). In case the shares of the company are frequently traded, the offer price shall be the higher of:

•	the negotiated price under the agreement for the acquisition of shares in the company;

•	the highest price paid by the acquiror or persons acting in concert with him for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26-week period prior to the date of public announcement;

•	the average of the weekly high and low of the closing prices of the shares of the company quoted on the stock exchange where the shares of the company are most frequently traded during the 26-week period prior to the date of public announcement, or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two weeks preceding the date of public announcement, whichever is higher.
      Specific obligations of the acquiror and the board of directors of the target company in the offer process have also been specified. Acquirers making a public offer also must deposit in an escrow account a percentage of the total consideration which will be forfeited in the event that the acquiror does not fulfill its obligations.
      The general requirements to make such a public announcement do not, however, apply entirely to bailout takeovers when a promoter is taking over a financially weak company but not a “sick industrial company” pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has at the end of the previous financial year accumulated losses which have resulted in the erosion of more than 50% but less than 100% of the total sum of its paid up capital and free reserves as at the beginning of the previous financial year. A “sick industrial company” is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.
      The Takeover Code, subject to certain conditions specified in the Takeover Code, exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of shares (1) by allotment in a public issue or a rights issue; (2) pursuant to an underwriting agreement; (3) by registered stockbrokers in the ordinary course of business on behalf of clients; (4) in unlisted companies; (5) pursuant to a scheme of reconstruction or amalgamation; (6) pursuant to a scheme under Section 18 of the SICA; (7) resulting from transfers between companies belonging to the same group of companies or between qualifying promoters of a publicly listed company and relatives; (8) by way of transmission through inheritance or succession, (9) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with SEBI, to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital funds or foreign venture capital investors with such promoters or venture capital undertaking; (10) by the Government of India controlled companies, unless such acquisition is made pursuant to a disinvestment process undertaken by the Government of India or a state government; (11) change in control by takeover/restoration of the management of the borrower company by the secured creditor in terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002; (12) acquisition of shares by a person in exchange of equity shares received under a public offer made under the Takeover Code; and (13) in terms of guidelines and regulations relating to delisting of securities as specified by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the takeover panel seeking exception from the open offer requirements of the Takeover Code.
      In addition, the provisions of the Takeover Code relating to making of an open offer do not apply to the acquisition of ADRs so long as they are not converted into equity shares carrying voting rights.
Insider Trading Regulations
      The SEBI (Prohibition of Insider Trading) Regulations 1992, as amended, or the Insider Trading Regulations, have been notified by SEBI to prohibit and penalize insider trading in India. The Insider Trading Regulations prohibit an “insider” from dealing, either on his/her own behalf or on behalf of any other person, in the securities of a company listed on any stock exchange when in possession of “unpublished price sensitive information.” The terms “unpublished” and “price sensitive information” are defined by the Insider Trading Regulations. The Insider Trading Regulations define an insider to mean any person who is or was connected with the company or is deemed to have been connected with the company and who is reasonably expected to have access to unpublished price sensitive information in respect of securities of a company or who has received or has had access to such unpublished price sensitive information.
      Price sensitive information means any information which relates directly or indirectly to a company and which if published is likely to materially affect the price of securities of the company, such as the periodical financial results of the company, intended declaration of dividends (both interim and final), issue of securities or buy-back of securities. The insider is also prohibited from communicating, counseling or procuring, directly or indirectly, any unpublished price sensitive information to any other person who while in possession of such unpublished price sensitive information shall not deal in securities.
      Further, the Insider Trading Regulations prohibit a company from dealing in the securities of another company or the associate of that other company, while in the possession of unpublished price sensitive information. The Insider Trading Regulations provide for certain defenses which can be raised by an insider (as defined under the Insider Trading Regulations) in possession of unpublished price sensitive information and dealing in securities.
      The Insider Trading Regulations require any person who holds more than 5% of the outstanding shares or voting rights in any listed company to disclose to the company the number of shares or voting rights held by such person and any change in such shareholding or voting rights within four business days of:

•	the receipt of intimation of allotment of shares; or

•	the acquisition of the shares or voting rights, as the case may be.
      On a continuing basis, any person who holds more than 5% of the outstanding shares or voting rights of any listed company is required to disclose to the company the number of shares or voting rights held by such person and change in such shareholding or voting rights, even if such change results in such person’s shareholding falling below 5%, if there has been change in such holdings from the last disclosure made, subject to de minimis exceptions for changes that do not in the aggregate exceed 2% of total outstanding shares or voting rights of the company. Such disclosure is required to be made within four business days of:

•	the receipt of intimation of allotment of shares; or

•	the acquisition or sale of shares or voting rights, as the case may be.
      The Insider Trading Regulations make it compulsory for listed companies and certain other entities associated with the securities market to establish an internal code of conduct to prevent insider trading and also to regulate disclosure of unpublished price-sensitive information within such entities so as to minimize misuse thereof. The Insider Trading Regulations specify a model code of conduct and a model code of corporate disclosure practices to prevent insider trading, which is to be implemented by all listed companies. All directors, officers and substantial shareholders in a listed company are required to make periodic disclosures of their shareholding as specified in the Insider Trading Regulations.
Depositories
      In August 1996, the Indian Parliament enacted the Depositories Act 1996 which provides a legal framework for the establishment of depositories to record ownership details and effectuate transfers in book-entry form. SEBI framed the Securities and Exchange Board of India (Depositories and Participants) Regulations 1996, as amended, which provide for, among other things, the registration of depositories and participants, the rights and obligations of the depositories, participants, the issuer companies and the beneficial owners, pledge of securities held in book-entry form, and procedure for the conversion to book-entry form of shares held in physical form.
      Trading of securities in book-entry form commenced in December 1996. In January 1998, SEBI notified scrips of various companies for compulsory book-entry trading by certain categories of investors. Subsequently, SEBI has significantly increased the number of scrips in which book-entry form trading is mandatory for all investors. The SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, provide that no company may make a public or rights issue or an offer for sale of securities unless the company enters into an agreement with a depository for book-entry of securities already issued or proposed to be issued to the public or existing shareholders and the company gives an option to subscribers, shareholders or investors to receive the security certificates or hold securities in book-entry form with a depository.
      SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form, and the company gives an option to subscribers, shareholders or investors either to receive the security certificates or to hold the securities in book-entry form with a depository.
      Under the Depositories Act, 1996, every person subscribing to securities offered by an issuer has an option to either receive the security certificates or hold the securities with a depository. The Indian Companies Act provides that Indian companies making any initial public offerings of securities for or in excess of Rs. 100 million ($2.3 million) should issue the securities in book-entry form.
      However, even in case of scrips notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange, and on transactions on the stock exchange involving lots of less than 500 securities.
      Transfers of shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants registered with the depositaries established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant and have to be borne by the account holder. Upon delivery, the shares shall be registered in the name of the relevant depositary on the company’s books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.
Derivatives (Futures and Options)
      Trading in derivatives is governed by the SCRA and the SEBI Act. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of SEBI. Derivatives products have been introduced in a phased manner in India, starting with future contracts in June 2000 and index options, stock options and stock futures in June 2000, July 2001 and November 2001, respectively.

GOVERNMENT OF INDIA APPROVALS
Legal Regime
      The issue of ADSs by an Indian company is primarily regulated by the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, or the ADR Scheme, and the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended, or the Regulations, read with Circular F. No. 15/ 7/ 1999-NRI dated January 19, 2000, or the Circular, issued by the Ministry of Finance, Department of Economic Affairs, Government of India, which permit Indian companies to issue ADSs in accordance with the procedure laid down thereunder without obtaining any regulatory approvals.
Automatic Route
      Foreign direct investment in our company is permitted under the automatic route and non-resident investors are permitted to hold up to 100% of our equity share capital. For the purposes of an ADS issue, current Indian regulations do not require an Indian company issuing ADSs to obtain any approval or permission from any regulatory authorities in India. See “— Legal Regime” above. However, in the event that the issue related expenses (including fixed expenses such as underwriting commissions, lead manager’s charges, legal expenses and other reimbursable expenses) exceed the prescribed ceiling of 7% of the issue, we would be required to obtain the approval of the RBI. See “Regulations and Restrictions on Foreign Ownership of Indian Securities.”
Pricing of an ADS Issue
      Pursuant to an amendment of the ADR Scheme set out in a circular dated August 31, 2005, the Ministry of Finance has prescribed pricing norms for ADR issues by Indian companies. As per the Circular, the pricing of ADR issues must be at a price not less than the higher of the following two averages:

•	the average of the weekly high and low of the closing prices of the related equity shares quoted on the stock exchange during the six months preceding the relevant date; or

•	the average of the weekly high and low of the closing prices of the related equity shares quoted on a stock exchange during the two weeks preceding the relevant date.
      The “relevant date” in this regard has been defined to mean the date thirty days prior to the date on which the general meeting of the shareholders is held, in accordance with Section 81 (IA) of the Companies Act to approve the proposed issue of ADSs.
Regulatory Filings
      We are required to make the following filings in connection with the issue of ADSs:

•	full details of the ADS issue including details of our equity capital structure, the number of ADSs issued, the ratio of ADSs to the underlying shares, amount raised by this issue and amount repatriated with the Reserve Bank of India in the form specified in Annexure C of the Regulations, within 30 days from the date of closing of the ADS issue;

•	a quarterly return with the RBI in the form specified in Annexure D of the Regulations within 15 days of the close of the calendar quarter; and

•	a return of allotment with the Registrar of Companies, at the time of issuance of the new equity shares.

Declaration for Equity Shares Beneficially Owned
      Section 187C of the Indian Companies Act requires the holder of record of an equity share to declare details of the beneficial owner and vice versa. Any person who defaults in making the said declaration is liable to pay a fine of up to Rs. 1,000 for each day of such continuing default. However, the failure to comply with Section 187C would not affect the obligation of the company to register a transfer of shares or pay any dividends to the registered holder of any shares, in respect of which such a declaration has not been made.
Approvals Received by the Company
      On February 22, 2007 and February 27, 2007, we obtained in-principle approvals for the issue and allotment of the equity shares underlying the ADSs from the BSE and NSE, respectively. We are also required to apply for and obtain the approval for listing and trading of the equity shares underlying the ADSs on the completion of the allotment of the equity shares.

REGULATIONS AND RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
General
      The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Management Act 1999, as amended from time to time, or FEMA, read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.
Foreign Direct Investment
      The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB, or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading (except single brand product retailing), atomic energy, lottery business and gambling and betting. Also, the following investments require the prior approval of the FIPB:

•	investments in excess of specified sectoral caps or investments in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;

•	investments by any foreign investor who had on January 12, 2005, an existing joint venture or a technology transfer/ trade mark agreement in the same field as the Indian company in which the FDI is proposed. However, no prior approval is required if: (a) the investor is a venture capital funds registered with SEBI, or (b) the existing joint venture, investment by either of the parties is less than 3%, or (c) the existing joint venture or collaboration is now defunct or sick;

•	foreign investment of more than 24% in the equity capital of units manufacturing items reserved for small scale industries;

•	all proposals for manufacturing activities requiring a license under the Industries (Development and Regulation) Act, 1951 and that are proposed to be located outside a radius of 25 kilometers of the standard urban area limits; and

•	all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.
      A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.
      Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians, or NRIs (as such term is defined in FEMA), in Indian companies do not require the prior approval of the FIPB or the RBI. The Government of India has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, generally no approval of the RBI is required, subject to compliance with the applicable pricing guidelines, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the shares are issued to non-resident investors. The foregoing description applies only to an issuance of shares and not to a transfer of shares by Indian companies.
      The Government of India has set up the Foreign Investment Implementation Authority, or FIIA, under the Ministry of Commerce and Industry. The FIIA has been mandated to translate foreign direct investment approvals into implementation, provide a pro-active one stop after care service to foreign investors by helping them obtain necessary approvals, deal with operational problems and meet with various Government of India agencies to find solutions to foreign investment problems and maximize opportunities through a partnership approach.
      Under the current regulations, in the case of mining and processing of aluminum, copper and zinc, FDI up to 100% is permitted under the automatic route.
Issue of ADSs
      The Ministry of Finance, pursuant to the ADR Scheme has permitted Indian companies to issue ADSs. Certain relaxations in the ADR Scheme have also been notified by the RBI. The ADR Scheme provides that an Indian company may issue ADSs to a person resident outside India through a depositary without obtaining any prior approval of the Ministry of Finance or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.
      Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. We intend to apply for approval in-principle from the relevant Indian stock exchanges for listing of the equity shares underlying the ADSs.
      The proceeds of an ADS issue may not be used for investment in stock markets and real estate. There are no other end-use restrictions on the use of the proceeds of an ADS issue. Further, issue-related expenses for a public issue of ADSs shall be subject to a ceiling of 7% of the total issue size. Issue-related expenses beyond this ceiling would require the RBI approval.
Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds
      Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company. Under Indian law, ADSs issued by Indian companies to non-residents have free transferability outside of India. Under the ADR Scheme, a non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. In the case of a redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor or transfer in the books of account of the issuing company in the name of the non-resident. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, under current Indian law, subject to certain limited exceptions, equity shares so acquired may not be redeposited with the depositary.
      Notwithstanding this, if a foreign investor were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership and may be subject to the portfolio investment restrictions and limitations. See “— Foreign Direct Investment” above. Further, foreign investors who withdraw their equity shares from the ADS program with the result that their direct or indirect holding in the company is equal to or exceeds 15% of the company’s total equity, may be required to make a public offer to the remaining shareholders of the company under the Takeover Code.
      Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. However, since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund not to use exchange restrictions on current international transactions as an instrument in managing the balance of payments. Since 1999, the Government of India has relaxed restrictions on capital account transactions by resident Indians who are now permitted to remit up to $25,000 per calendar year for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force, or FATF, as “non co-operative countries and territories,” for example, the Cook Islands, Egypt, Guatemala, Indonesia, Myanmar, Nauru, Nigeria, Philippines and Ukraine.
Fungibility of ADSs
      As per the directions issued by the RBI on the two-way fungibility of ADSs, a person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:

•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•	the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	the Indian company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADSs;

•	the number of shares of the Indian company so purchased does not exceed the ADSs converted into underlying shares; and

•	compliance with the provisions of the ADR Scheme and the guidelines issued thereunder.
Sponsored ADS Facilities
      By notification dated November 23, 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADSs against the block of existing shares of an Indian company, subject to the following conditions:

•	the facility to sell the shares would be available pari passu to all categories of shareholders;

•	the sponsoring company whose shareholders propose to divest existing shares in the overseas market through the issue of ADSs will give an option to all its shareholders indicating the number of shares to be divested and the mechanism of determining the price under the applicable ADS norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings;

•	the proposal for divestment of the shares would have to be approved by a special resolution of the Indian company;

•	the proceeds of the ADS issue raised abroad shall be repatriated to India within a period of one month from the closing of the issue. However, the proceeds of the ADS offering can also be retained abroad to meet the future foreign exchange requirements of the company; and

•	the issue-related expenses in relation to the public issue of ADSs under this scheme would be subject to a ceiling of 7% of the issue size, in the case of public issues, and 2% of the issue size, in the case of private placements. Issue-related expenses would include underwriting commissions and charges, legal expenses and reimbursable expenses. Issue-related expenses shall be passed on to shareholders participating in the sponsored issue on a pro-rata basis. Issue-related expenses beyond the ceiling would require the approval of the RBI.

Investment by Foreign Institutional Investors
      Pension funds, mutual funds, investment trusts, insurance or reinsurance companies, international or multinational organizations or agencies thereof, foreign governmental agencies or central banks, endowment funds, university funds, foundation or charitable trusts or charitable societies investing on their own behalf and asset management companies, investment managers or advisors, nominee companies, institutional portfolio managers, trustees, power of attorney holders, banks investing their proprietary funds or on behalf of “broad based” funds or on behalf of foreign corporate entities and individuals must register with SEBI as a foreign institutional investor, or FII, and obtain the approval of the RBI unless they are investing in securities of Indian companies through FDI.
      FIIs who are registered with SEBI are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, as amended, or the Foreign Institutional Investor Regulations. A registered FII may, subject to the pricing and ownership restrictions discussed below, buy and freely sell securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.
      Subject to the terms and conditions set out in the Foreign Institutional Investor Regulations, a registered FII or its sub-account may buy or sell equity shares, debentures and warrants of unlisted, listed or to be listed Indian companies through stock exchanges in India at ruling market price and also buy or sell shares or debentures of listed or unlisted companies other than on a stock exchange in compliance with the applicable SEBI/RBI pricing norms. Under the portfolio investment scheme under Schedule 2 to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 and the SEBI (Foreign Institutional Investors) Regulations, 1995, an FII or its sub-account, an FII is not permitted to hold more than 10% of the total issued capital of an Indian company in its own name; a foreign corporate or individual sub-account of the FII is not permitted to hold more than 5% of the total issued capital of an Indian company, and a broad based sub-account is not permitted to hold more than 10% of the total issued capital of an Indian company. The total holding of all FIIs together with their sub-accounts in an Indian company is subject to a cap of 24% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the board of directors of the company and the approval of the shareholders of the company by a special resolution in a general meeting. Our board of directors and shareholders have approved an increase in the existing FII limit in our company to 49%.
      Pursuant to recent amendments to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000, FIIs are permitted to purchase shares and convertible debentures, subject to certain limits, of an Indian company either through:

•	a public offer, where the price of the equity shares to be issued is not less than the price at which the equity shares are issued to Indian residents; or

•	a private placement, where the price of the equity shares to be issued is not less than the price set out in the relevant guidelines, including the SEBI Guidelines or the guidelines issued by the former Controller of Capital Issues, as applicable.
      Regulation 15A of the Foreign Institutional Investor Regulations provides that an FII or its sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities which are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with “know your client” requirements. SEBI has pursuant to its circular dated February 19, 2004 clarified that certain categories of entities would be deemed to be regulated entities for purposes of Regulation 15A of the

Foreign Institutional Investor Regulations. An FII or sub-account is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity.
Portfolio Investment by Non-Resident Indians
      A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase up to 5% of the paid-up share capital of an Indian company, subject to the condition that the aggregate paid-up share capital of an Indian company purchased by all NRIs through portfolio investments cannot exceed 10%. The 10% limit may be raised to 24% if a special resolution is adopted by the shareholders of the company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.
Transfer of Shares
      Until recently, the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange through a registered stockbroker at the market price. The RBI has granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares. However, in certain cases, the person to whom the shares are being transferred is required to obtain the prior permission of the Government of India to acquire the shares if he had on January 12, 2005, an existing joint venture or technology transfer agreement or trademark agreement in the same field other than in the information technology field to that in which the Indian company whose shares are being transferred is engaged, except:

•	investments to be made by venture capital funds registered with SEBI;

•	where the existing joint venture investment by either of the parties is less than 3%; or

•	where the existing venture/ collaboration is defunct or sick.
      A non-resident may also transfer any security to a person resident in India by way of gift. Moreover, the transfer of shares between an Indian resident and a non-resident does not require the prior approval of the Government of India or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy, the investor does not have an existing joint venture or technology transfer agreement or trademark agreement in the same field, the non-resident shareholding is within sector limits under the FDI policy and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.
      Pursuant to Press Note 4 (2006 Series) issued on February 10, 2006, the Government of India has permitted transfer of shares from residents to non-residents under the automatic route in the financial services sector or where the provisions of the Takeover Code are applicable, in cases where approval from SEBI under the Takeover Code, the RBI or the Insurance Regulatory & Development Authority is required.

Transfer of Shares of an Indian Company by a Person Resident Outside India
      A non-resident of India is generally permitted to sell equity shares underlying the ADSs held by him to any other non-resident of India without the prior approval of the RBI. However, approval by the FIPB is required if the person acquiring the shares has a previous venture or tie up in India in the same field in which the company whose shares are being transferred is engaged. Further, the RBI has pursuant to A.P. (DIR Series) Circular No. 16 dated October 4, 2004 granted general permission for the transfer of shares by a person resident outside India to a person resident in India, subject to compliance with certain pricing norms and reporting requirements.
Investment by Overseas Corporate Bodies
      The overseas corporate bodies, or OCBs, being entities in which at least 60% was owned by NRIs are no longer recognized as a class of investors in India. This change was effective from September 16, 2003. Accordingly OCBs will not be eligible to subscribe to the ADRs.

CERTAIN INCOME TAX CONSIDERATIONS
      The following summary of the material Indian and United States federal income tax consequences of an investment in the ADSs or equity shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in the ADSs or equity shares, such as the tax consequences under state, local, non-United States and non-Indian tax laws. To the extent that the discussion makes statements of law or legal conclusions under Indian tax law, it represents the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co., our Indian counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “— United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our US counsel, as to the material United States federal income tax consequences of an investment in the ADSs or equity shares.
India
      The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs who acquire the ADSs pursuant to this prospectus. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this prospectus, including the Income Tax Act which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs and does not deal with all possible tax consequences relating to an investment in the equity shares and ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

Taxation of Income from ADSs
      Under the ADR Scheme, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India. However, Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs outside India by the non-resident holder to another non-resident is subject to tax at the rate of 10% plus applicable surcharge and education cess. In the circumstances, if at all, that capital gains arising from a transfer of ADSs are taxable under the Income Tax Act, the same would be subject to tax as long-term capital gains at the effective tax rate of 10.56% (including surcharge and education cess) if such ADSs have been held by the non-resident holder for more than three years. Otherwise, the capital gains shall be subject to tax as short-term capital gains at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act.
      It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the ADSs.

Withdrawal of Equity Shares in Exchange for the ADSs
      The withdrawal of equity shares in exchange for the ADSs, would not give rise to any capital gains liable to income tax in India.

Taxation of Dividend
      Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, we are liable to pay a “dividend distribution tax” currently at an effective tax rate of 17.0% on the total amount distributed as dividend.

Taxation of Sale of the Equity Shares
      Sale of equity shares by any holder may occasion certain incidence of tax in India, as is discussed below. Under applicable law, an equity sale of shares may be subject to a transaction tax and/ or tax on income by way of capital gains. Capital gains accruing to a non-resident investor on the sale of the equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, may be subject to Indian capital gains tax in certain instances as described below.

Sale of the Equity Shares on a Recognized Stock Exchange
      In accordance with applicable Indian tax laws, any income arising from a sale of the equity shares of an Indian company through a recognized stock exchange in India is subject to a securities transaction tax. Such tax is payable by a person irrespective of residential status and is collected by the recognized stock exchange in India on which the sale of the equity shares is effected. Capital gains realized in respect of equity shares held by the non-resident investor for more than 12 months will be treated as long-term capital gains and will not be subject to tax in the event such transaction is chargeable to the securities transaction tax.
      Capital gains realized in respect of shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the effective tax rate of 10.56% (including surcharge and education cess) in the event such transaction is subject to the securities transaction tax. Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.
      For the purpose of computing the capital gain tax on the sale of equity shares, the cost of acquisition of the equity shares would be deemed to be the historical cost of acquiring the ADSs. For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale.

Sale of the Equity Shares otherwise than on a Recognized Stock Exchange
      Capital gains realized in respect of equity shares listed in India and held by a non-resident investor for more than 12 months will be treated as long-term capital gains and will be subject to tax at the effective rate of 10.56% (including surcharge and education cess). Capital gains realized in respect of equity shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

Capital Losses
      The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the Income Tax Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India and undergo the usual assessment procedures.

Tax Treaties
      The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any agreement for the avoidance of double taxation entered into by the Government of India with the country of tax residence of such non-resident investor.

Stamp Duty
      Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty for each equity share equal to 0.1% of the issue price. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in book-entry form. A transfer of ADSs is not subject to Indian stamp duty.

Wealth Tax, Gift Tax and Inheritance Tax
      The holding of ADSs by non-resident investors, the holding of the equity underlying shares by the depositary in a fiduciary capacity and the transfer of the ADSs between non-resident investors and the depositary is exempt from payment of wealth tax. Further, there is no tax on gifts and inheritances which applies to the ADSs, or the equity shares underlying the ADSs.

Service Tax
      Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at the effective tax rate of 12.36% collected by the stockbroker. Further, pursuant to section 65(101) of the Finance Act, 2004 a sub-broker is also subject to this service tax.

Tax Credit
      A non-resident investor would be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the laws of the applicable jurisdiction.
United States Federal Income Taxation
      The following discussion describes certain material United States federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or equity shares. This summary applies only to investors that hold the ADSs or equity shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
      The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	United States expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.
      PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR EQUITY SHARES.
      The discussion below of the United States federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or equity shares and you are, for United States federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a domestic trust on the previous day and has a valid election in effect under the applicable United States Treasury regulations to be treated as a domestic trust.
      If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or equity shares, your tax treatment generally will depend on your status and the activities of the partnership.
      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for United States federal income tax purposes.
      The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Equity Shares
      Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or equity shares generally will be included in your gross income as foreign source ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or equity shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.
      With respect to non-corporate US Holders (including individual US Holders) for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, equity shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or equity shares.
      The amount of any distribution paid in Indian Rupees will be equal to the US dollar value of such Indian Rupees on the date such distribution is received by the depositary, in the case of ADSs, or by the US Holder, in the case of equity shares, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian Rupees will generally be United States source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
      For foreign tax credit purposes, dividends distributed with respect to ADSs or equity shares will generally constitute “passive income” or, in the case of certain US Holders, “financial services income.” For taxable years beginning after December 31, 2006, the number of classes of foreign source income will be reduced to two, and dividends distributed with respect to the ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A US Holder will not be able to claim a foreign tax credit for any Indian taxes imposed with respect to distributions on ADSs or equity shares (as discussed under “— India — Taxation of Dividend”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Taxation of a Disposition of ADSs or Equity Shares
      Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or other taxable disposition of an ADS or equity share equal to the difference between the amount realized for the ADS or equity share and your tax basis in the ADS or equity share. Your tax basis in the ADS or equity share will generally equal the cost of such ADS or equity share, as applicable. The gain or loss generally will be capital gain or loss. If you are a non-corporate US Holder (including an individual US Holder)

who has held the ADS or equity share for more than one year, the gain on a disposition of the ADS or equity share will be long-term capital gain eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.
      Because capital gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “— India — Taxation of Income from ADSs,” “— India — Sale of the Equity Shares on a Recognized Stock Exchange” and “— India — Sale of the Equity Shares otherwise than on a Recognized Stock Exchange”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate US foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company
      We do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending March 31, 2008. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of the ADSs in this offering and the expected price of the ADSs and our equity shares following the offering. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any subsequent year.
      A non-United States corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
      We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
      We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and equity shares, our PFIC status will depend in large part on the market price of our ADSs and equity shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and equity shares may result in our being a PFIC for any year. In addition, there are uncertainties in the application of the relevant rules and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.
      If we are a PFIC for any taxable year during which you hold ADSs or equity shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or equity shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets.
      If we are a PFIC for any year during which you hold ADSs or equity shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or equity shares. However, if we cease to be a PFIC you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or equity shares, as applicable. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.
      A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate with respect to qualified dividend income (discussed above) would not apply.
      The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NYSE is a qualified exchange. We expect that the ADSs will be listed on the NYSE and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC.
      If you hold ADSs or equity shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or equity shares and any gain realized on the disposition of the ADSs or equity shares. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or equity shares.

Information Reporting and Backup Withholding
      Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares made within the United States or through certain United States-related financial intermediaries may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

SHARES AVAILABLE FOR FUTURE SALE
      Prior to the ADS offering, there was no market for our ADSs in the United States and we cannot assure you that a significant public market for our ADSs will develop or be sustained after the ADS offering. Future sales of substantial amounts of our ADSs in the public market following the ADS offering could adversely affect market prices for our ADSs prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.
      Upon the completion of this offering, we will have outstanding            equity shares (including those represented by ADSs). Of these equity shares, the equity shares represented by ADSs sold in this offering will be freely tradable without restriction in the United States, except for any equity shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Our remaining equity shares may only be sold in the US if registered or if they qualify for an exemption from registration under US securities laws, including Rule 144 or Regulation S under the Securities Act. These equity shares may, under present law, be converted into ADSs only against a deposit of equity shares that have been purchased on the Indian stock exchanges, subject to a ceiling of the maximum number of ADSs issued in the ADS offering, or if we facilitate a secondary sale of equity shares on a pro-rata basis for all our existing shareholders. Any conversion of the ADSs that is not in accordance with the above would require the prior approval of the Government of India. If converted into ADSs, all equity shares issued in accordance with Regulation S and not held by affiliates or underwriters or similar persons may immediately be resold in the United States, subject to any applicable lock-up periods.
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose equity shares must be aggregated, who has beneficially owned restricted equity shares for at least one year, including persons who may be deemed an affiliate of us, would be entitled to sell within any three-month period a number of equity shares that does not exceed the greater of:

•	one percent of the then outstanding equity shares, in the form of ADSs or otherwise, which will equal approximately equity shares immediately after this offering; or

•	the reported average weekly trading volume of our equity shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission.
      Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner-of-sale provisions, notice requirements, and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who has beneficially held restricted equity shares for a minimum of two years and who is not at the time of sale, and for three months prior to the sale of those equity shares has not been, one of our affiliates, is free to sell those equity shares immediately following this offering without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144.
Lock-Up and Transfer Restrictions
      We will not, without the prior written consent of the Representatives, during the period commencing on the date of this prospectus and ending on the day after the date 180 days after the date of this prospectus, subject to the exceptions specified in “Underwriting:”

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file or cause to be filed a registration statement, or exercise any registration right, in respect of, any ADSs or equity shares or any securities convertible into or exchangeable or exercisable for any ADSs or equity shares, or any similar securities; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or equity shares.

      Our principal shareholders, Twin Star and MALCO, Vedanta and our directors and executive officers have agreed not to, without the prior written consent of the Representatives, during the period commencing on the date of this prospectus and ending on the day after the date 180 days after the date of this prospectus, subject to the exceptions specified in “Underwriting:”

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file or cause to be filed a registration statement, or exercise any registration right, in respect of, any ADSs or equity shares or any securities convertible into or exchangeable or exercisable for any ADSs or equity shares, or any similar securities; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or equity shares.

UNDERWRITING
      We and the underwriters for the ADS offering named below, or the Underwriters, have entered into an underwriting agreement dated the date of this prospectus with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, each Underwriter has severally agreed to purchase from us the number of ADSs indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, and Morgan Stanley & Co. International Limited, or Morgan Stanley, and Citigroup Global Markets Inc., or Citi, are the joint global coordinators and bookrunners and the representatives of the Underwriters, or the Representatives. Nomura Singapore Limited, or Nomura, is the underwriter for the Japanese Public Offering.

Underwriters	Number of ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. International Limited
Citigroup Global Markets Inc.
Nomura Singapore Limited

Total

      All the ADSs to be underwritten by Nomura will be offered by Nomura Securities Co., Ltd. in Japan, acting as the sole bookrunner for the Japanese Public Offering, and certain of its selling members (if any).
      The Underwriters are, provided certain conditions are satisfied, committed to take and pay for all of the ADSs being offered by this prospectus, if any are taken, other than the ADSs and equity shares covered by the option described below.
      In addition, the Representatives have an option to buy up to an additional            ADSs (representing up to an additional            equity shares). They may exercise that option within 30 days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the Representatives will severally, subject to the conditions set forth in the underwriting agreement, purchase additional ADSs in approximately the same proportion as set forth in the table above.
      The following table shows the per ADS and total underwriting discounts and commissions to be paid by us to the Underwriters. Such amounts are shown assuming both no exercise and full exercise by the Representatives of their option to purchase                     additional ADSs (representing up to an additional           equity shares).

	No Exercise	Full Exercise

Per ADS	$	$
Total	$	$
      The ADSs sold by the Underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any ADSs sold by the Underwriters to securities dealers may be sold at a discount of up to $           per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the Underwriters to certain other brokers or dealers at a discount of up to $           per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the Representatives may change the offering price and the other selling terms.
      We intend to apply to have our ADSs listed on the NYSE under the symbol “SLT.” Our issued equity shares are listed on the NSE and BSE.
      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          , including registration fees of approximately $          , estimated printing fees of approximately $          , estimated legal fees and expenses of approximately $          and estimated accounting fees and expenses of approximately $          .

      We are paying all the expenses of the offering, including underwriting discounts and commissions, except that the Underwriters are paying for their own legal fees and expenses.
      We, our principal shareholders, Twin Star and MALCO, Vedanta and our directors and executive officers have agreed not to dispose of or hedge, or file or cause to be filed a registration statement in respect of, any of our equity shares, ADSs or securities convertible into or exchangeable for equity shares or ADSs or any similar securities held by us, such shareholder, officer or director at the time of this offering during the period from the date of this prospectus and ending on the day after the date 180 days after the date of this prospectus, except with the prior written consent of the Representatives, and subject to certain exceptions.
      The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.
      The Underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.
      Offshore investors will not be permitted to deposit equity shares into the ADR facility until 40 days after the earlier of (i) the date the securities are first offered to the public and (ii) the closing date for the offering. Offshore investors would have to comply with the procedures under Indian law for the deposit of equity shares into the ADR facility.
      A prospectus in electronic format may be made available on the website maintained by one or more underwriters or securities dealers. The Representatives may agree to allocate a number of ADSs to the Underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the Representatives that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the Underwriters to securities dealers who resell ADSs to online brokerage account holders.
      The Underwriters reserve the right to withdraw, cancel or modify the offering and to completely or partially reject any orders.
      In order to facilitate the offering of ADSs, the Underwriters may purchase and sell equity shares and/or ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of ADSs than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the option of the Representatives to purchase additional ADSs from us in the offering. The Underwriters may close out any covered short position by either the Representatives exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market, as applicable. In determining the source of ADSs to close out the covered short position, the Representatives will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Naked short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the Underwriters in the open market prior to the completion of the offering.
      The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount and/or commissions received by it because the

Representatives have repurchased ADSs sold by or for the account of such Underwriter in stabilizing or short covering transactions (which shall not include sales for the account of clients of such Underwriter).
      Any of these activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The Underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
      It is expected that delivery of the ADSs to the Underwriters will be made against payment on a delayed basis. Rule 15c6-1 under the Exchange Act generally requires that securities trades in the secondary market settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs on any day prior to the third business day before the delivery of the ADSs will be required, by virtue of the fact that the ADSs initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade, or to make any necessary arrangements to ensure that ADSs are available on the third business day after trading for settlement, to prevent a failed settlement. Purchasers of ADSs who wish to make such trades should consult their own advisors. Purchasers who are not able to borrow ADSs or make any other necessary arrangements to prevent a failed settlement may not be able to make any trades of ADSs prior to the third business day before the delivery of the ADSs to the underwriters.
      From time to time, the Underwriters and certain of their affiliates have provided and continue to provide commercial and investment banking services to us for which they have received, and may in the future receive, customary compensation.
      As of January 2, 2007, affiliates of Merrill Lynch, Morgan Stanley and Citi owned approximately 3,288,930, 1,867,310, and 471,490 of our equity shares, respectively, and Nomura did not own any of our equity shares. In addition, as of January 2, 2007, affiliates of Merrill Lynch and Citi owned options to acquire approximately 2,000,000 and 265,110 of our equity shares, respectively.
      We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.
      We have been advised by the Underwriters that Merrill Lynch, Morgan Stanley, through its registered broker-dealer affiliate, Morgan Stanley & Co. Incorporated, and Citi expect to make offers and sales in the United States.
      The Representatives may be contacted at the following addresses: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, 250 Vesey Street, New York, New York 10080, USA, Morgan Stanley & Co. International Limited, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom and Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, USA.
Selling Restrictions for the ADSs
      No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia
      This prospectus is not a disclosure document under Part 6D of the Corporations Act 2001, or the Australian Corporations Act, will not be lodged with the Australian Securities and Investments

Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act.
      Accordingly, (i) the offer of ADSs under this prospectus is only made to persons to whom it is lawful to offer ADSs without disclosure to investors under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in Section 708 of the Australian Corporations Act, (ii) this prospectus will be made available in Australia to persons set forth in (i) above, and (iii) the Underwriters must send the offeree a notice stating in substance that by accepting the offer of ADSs, the offeree represents that it is such a person as set forth in (i) above and agrees not to sell or offer for sale in Australia any ADSs sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

Canada
      Each underwriter will be deemed to have represented and agreed that it has not ordered or sold, and will not order or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any order or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such order or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each international underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an offer of equity shares to the public in relation to any of the ADSs in any Relevant Member States means the communication in any form and by any means, of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

France
      The ADSs will not be offered or sold, directly or indirectly, to the public in France and only qualified investors (Investisseurs Qualifiés) as defined in and in accordance with Article L.411-2 of the French

Code Monétaire et Financier, as amended, and Decree no. 98-880 dated October 1, 1998, as amended, acting for their own account, are eligible to accept the offer and sale of the ADSs. This prospectus or any other offering material relating to the ADS offering has not been and shall not be distributed to the public in France. This prospectus has not been submitted to the clearance of the Autorité des marchés financiers.

Hong Kong
      The Underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering of the ADSs. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
     India
      Other than to mutual funds in India in compliance with Indian laws, no prospectus relating to the ADS offering may be distributed directly or indirectly in India to the residents of India and the Underwriters may not offer or sell, directly or indirectly, any ADSs in India to, or for the account or benefit of, any resident in India.

Italy
      The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, (i) sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) the ADSs have not been offered, sold or delivered, and will not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs have not been distributed in the Republic of Italy unless such offer, sale or delivery of the ADSs or distribution of copies of this prospectus or other documents relating to the ADSs in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Società di Intermediazione Mobiliare or SIM), management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996, and copies of this prospectus may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part. Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

Japan
      As part of the offering, it is expected a certain number of ADSs will be offered in Japan in the Japanese Public Offering. It is intended that the offering in Japan be made by way of a public offer in Japan or, if for any reason, the Japanese Public Offering does not proceed, by way of a private placement instead (in either case, in accordance with the Securities and Exchange Law of Japan and the regulations thereunder). In any case, this document is not intended to constitute an offer of or the solicitation of an offer to buy ADSs to any resident of Japan. The Japanese Public Offering, if made, will be made pursuant to the securities registration statement filed on           , 2007 and its amendments to be filed by us with the relevant authority in Japan in accordance with the Securities and Exchange Law of Japan, as amended, collectively, the SRS. The offering price will be identical for both the Japanese Public Offering and the offering. ADSs purchased by any Underwriter to be sold in Japan will be purchased as principal and in connection with the initial offering and distribution of such ADSs, such ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident in Japan, except in accordance with the terms and conditions of the Japanese Public Offering under the SRS (in the case of such Japanese public offering) or except in compliance with the Securities and Exchange Law of Japan and other applicable laws and regulations of Japan (in the case of a private placement). As used in this paragraph, resident in Japan means any person residing in Japan, including any corporations or other entities organized under the laws of Japan.

New Zealand
      This prospectus has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand, or the New Zealand Securities Act. This prospectus is being distributed in New Zealand only to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, within the meaning of section 3(2)(a)(ii) of the New Zealand Securities Act, or Habitual Investors. By accepting this prospectus, you represent and warrant that if you receive this prospectus in New Zealand, you are a Habitual Investor and you will not disclose this prospectus to any person who is not also a Habitual Investor.

Singapore
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor whose sole purpose is to hold investments and each beneficiary is an accredited investor, equity shares, debentures and units of equity shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our ADSs under Section 275 except:

(1) to an institutional investor, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

United Arab Emirates
      This prospectus is not intended to constitute an offer, sale or delivery of equity shares or other securities under the laws of the U.A.E. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the U.A.E. Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other U.A.E. exchange.

United Kingdom
      Each of the Underwriters has represented and agreed that:

(a) it has not made or will not make an offer of the ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
      The validity of the equity shares represented by the ADSs offered by this prospectus will be the subject of a legal opinion by Amarchand & Mangaldas & Suresh A. Shroff & Co., our Indian counsel. Certain matters relating to US federal law in connection with this offering will be passed upon by Latham & Watkins LLP, our US counsel. Latham & Watkins LLP may rely upon Amarchand & Mangaldas & Suresh A. Shroff & Co. with respect to certain matters governed by Indian law. Certain matters relating to Indian law will be passed upon on behalf of the underwriters by S&R Associates, Indian counsel for the underwriters. Certain matters relating to US federal law in connection with this offering will be passed upon on behalf of the underwriters by Shearman & Sterling LLP, US counsel for the underwriters. Shearman & Sterling LLP may rely upon S&R Associates with respect to certain matters governed by Indian law.
EXPERTS
      The consolidated financial statements of Sterlite Industries (India) Limited as of March 31, 2007 and 2006 and for each of the three years in the fiscal period ended March 31, 2007 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte Haskins & Sells, Mumbai, India, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and the related financial statement schedule and includes an explanatory paragraph referring to the convenience translation of the Indian Rupee amounts into US dollar amounts), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The information included in this prospectus regarding the mineral reserves is based on estimates determined by Sterlite and reviewed and confirmed as being reported in compliance with Industry Guide 7 of the Commission by SRK Consulting (South Africa) Pty Ltd, SRK Consulting (UK) Limited and Steffen Robertson and Kirsten (Australasia) Pty Ltd, which are together referred to in this prospectus as SRK, in reliance upon the authority of such firms as experts in geology, mine planning, metallurgy, mineral evaluation and mineral reserve estimation and the consent of such firms to its inclusion.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Commission a registration statement on Form F-1 with respect to the ADSs and underlying equity shares being sold in the ADS offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. A related registration statement on Form F-6 has also been filed to register our ADSs as represented by the ADRs. For further information with respect to us and our ADSs being sold in the ADS offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement without charge at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission’s Public Reference Room at the Commission’s principal office, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.
      The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. We have made all our filings with the Commission using the EDGAR system.
      Upon consummation of the ADS offering, we will be subject to the information requirements of the Exchange Act applicable to foreign private issuers. As a result, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the Commission. We intend to submit to the Commission quarterly reports on Form 6-K, which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F which will include audited annual financial information. We also intend to file these reports within the same time periods that apply to the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K.
      As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, and our directors, senior management and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

GLOSSARY OF TERMS/ ABBREVIATIONS

AAI	Aluminium Association of India.

adit	Underground passage excavated nearly horizontally, with one end open to the earth’s surface, used to service an underground mine.

ADR Scheme	The Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Merchanism) Scheme, 1993, as amended, India.

ADRs	American Depository Receipts.

ADSs	American Depository Shares.

Air Act	Air (Prevention and Control of Pollution) Act, 1981.

alloy	A compound of two or more metals.

alumina	The calcined product from an alumina refinery containing at least 98% aluminum oxide.

aluminum	A light, malleable metal that is a good conductor of electricity.

anode	The positive electrode at which oxidization occurs in an electrolysis reaction.

anode furnace	A furnace in which blister copper is refined into anode copper.

anode slime	A deposit of insoluble residue formed from the dissolution of the anode in commercial electrolysis. In copper refining, this slime contains the precious metals that are recovered from it.

APB	Accounting Principles Board.

BALCO	Bharat Aluminium Company Limited.

bauxite	A general term for a rock composed of a mixture of hydrated aluminum oxides and hydroxides and generally contaminated with compounds of iron. It is the main ore from which aluminum is produced.

Bayer process	The process of removing pure alumina from bauxite ore by heating it in a caustic soda solution, removing impurities from the solution and precipitating the alumina which is washed to remove any remaining caustic and then calcined to remove the chemically combined water, leaving pure alumina.

beneficiation	A variety of processes whereby extracted ore is reduced to particles that can be separated into mineral and waste.

Binani Zinc	Binani Zinc Limited.

blast hole open stoping	A low cost bulk method of mining suitable for large, regularly shaped and steeply dipping ore bodies. Blast holes are drilled in a fan-like pattern into the ore body and are then loaded with explosives and detonated. The broken ore is either removed by load-haul-dump machines or by rail cars.

blasting	A technique to break ore in an underground or open-pit mine.

blister copper	A crude form of copper (assaying about 99%) produced in a smelter that requires further refining before being used for industrial purposes. The name is derived from the large blisters that form on the cast surface as a result of sulphur dioxide and other gases escaping from the copper during the smelting process.

Brook Hunt	Brook Hunt & Associates Ltd.

brownfield	Development project to upgrade, modify or further develop an existing property.

BSE	Bombay Stock Exchange Limited.

calcined	To be heated to a high temperature, but below the melting or fusing point, causing loss of moisture, reduction or oxidation or thermal decomposition (a chemical reaction where a single compound breaks up into two or more simpler compounds or elements when heated).

casting	The act of pouring molten metal into a mold to produce an object of desired shape.

cathode	The negative electrode in an electrolysis reaction. For copper refining, the cathode is where the refined copper is deposited. For aluminum smelting, the cathode is known as the pot lining.

caustic soda	A strong alkaline caustic used in manufacturing aluminum.

CEC	Central Empowered Committee.

CEE	Central and Eastern Europe.

CERC	Central Electricity Regulatory Commission of India.

Circular	Circular F. No. 15/7/1999 — NRI dated January 19, 2000 issued by the Ministry of Finance, Department of Economic Affairs, Government of India.

CIS	Commonwealth of Independent States.

Citi	Citigroup Global Markets Inc.

Civil Code	The Indian Code of Civil Procedures, 1908, as amended.

CLRA	Contract Labor (Regulation and Abolition) Act, 1970, India.

CMT	Copper Mines of Tasmania Pty Ltd.

coal	A carbonaceous rock mined for use as a fuel.

Coal India	Coal India Limited, the government-owned coal monopoly in India.

coke	Fuel source comprised of bituminous coal from which the volatile elements have been eliminated by heat in a coking plant.

Commission	US Securities and Exchange Commission.

concentrate	Material which has been processed to increase the percentage of the valuable mineral to facilitate transportation and downstream processing.

concentrator	The facility in which ore is processed to separate minerals from the host rock.

contained zinc deposits	Amount of zinc metal contained in a mineral deposit, calculated by multiplying average grade by total tons.

converter	In copper smelting, a furnace used to separate copper metal from copper matte.

copper	Very malleable and ductile red metal that is a good conductor of electricity.

copper anode	In a copper smelter, the blister copper which has undergone further refinement to remove impurities. In an anode furnace, the blister copper is blown with air and natural gas to upgrade its purity to approximately 99.0% for copper. It is then cast into copper slabs that are shipped to an electrolytic refinery.

copper cathode	The 99.99% pure copper deposited on the cathode in a copper refinery.

copper concentrate	Product of the flotation process, which is a process for concentrating the metal-bearing mineral in an ore, with a copper content typically ranging between 24% and 40%.

CPSU	The Central Power Sector Utilities of India.

CRIS INFAC	CRISIL Research & Information Services Ltd.

CRISIL	Credit Rating Information Services of India Limited.

crusher	A machine for crushing rock, ore or other material.

crushing	The process by which ore is broken into small pieces to prepare it for further processing.

CSE	Calcutta Stock Exchange Association Limited.

CSEB	Chhattisgarh State Electricity Board.

CSERC	Chhattisgarh State Electricity Regulatory Commission.

Custodian	Citibank, N.A., Mumbai Branch

cut-off grade	The lowest grade of mineralized material considered economic to mine. Cut-off grade is used in the calculation of the ore reserves for a given deposit.

Delisting Guidelines	SEBI (Delisting of Securities) Guidelines 2003, as amended, India.

deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/ or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/ or development expenditures. Such a deposit does not qualify as a commercially mineable ore body, or as containing ore reserves, until final legal, technical and economic factors have been resolved.

development	Activities related to a mineral deposit commencing at the point economically recoverable reserves can reasonably be estimated to exist and generally continuing until commercial production begins.

die	A tool used to give a shape to material based on the shape of the tool itself.

dmt	dry metric tons.

DTC	The Depository Trust Company, New York.

EIA Notification	The Enviroment Impact Assessment Notification No: 1533(E), 2006, India.

EITF	Emerging Issue Task Force.

electrolysis	A process of separating bonded elements and compounds by passing an electric current through them.

electrolytic plant	A plant that processes purifying metal ingots that are suspended as anodes in an electrolytic bath, alternated with refined sheets of the same metal which act as starters or cathodes.

environment impact assessment	A formal process used to predict the environmental consequences of any development project so as to ensure that the potential problems are foreseen and addressed at an early stage in the projects planning and design.

EPA	The Environment (Protection) Act, 1986, India.

EPFA	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, India.

ESIA	Employee State Insurance Act, 1948, India.

exploration	Prospecting, sampling, mapping, drilling and other work involved in searching for ore.

FASB	Financial Accounting Standards Board.

FDI	Foreign direct investment.

FEMA	The Foreign Exchange Management Act, 1999, India.

FIIA	Foreign Investment Implementation Authority, India.

FIPB	Foreign Investment Promotion Board, India.

FOB	Free on Board, which means that the seller fulfils his obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss or damage to the goods from that point.

Foreign Institutional Investor Regulations	Securities and Exchange Board of India (Foreign Institutional Investors) Regulations 1995, as amended.

Forest Act	Forest (Conservation) Act, 1980, India.

frame contract	A non-legally binding agreement between two parties setting out their intention to agree on the precise delivery schedule and pricing terms in the future with respect to the supply and delivery of specified goods.

FSA	Financial Services Authority.

galvanizing	The process of coating iron or steel with rust-resistant zinc.

GAMI	Guiyang Aluminum — Magnesium Design & Research Institute of China.

grade	The percentage of metal content in ore.

greenfield	New development project on previously undeveloped land that is built from scratch.

GridCo	Grid Corporation of Orissa Limited

gross calorific value	The quantity of heat produced by the combustion of fuel at constant pressure and specific conditions, with the resulting water condensed to a liquid.

Hazardous Wastes Rules	Hazardous Wastes (Management and Handling) Rules, 1989, India.

high grade	Rich ore.

Hindalco	Hindalco Industries Limited.

Hindustan Copper	Hindustan Copper Limited.

hydrate	A compound which contains water molecules that are either bound to a metal center or crystallized with the metal complex.

HZL	Hindustan Zinc Limited.

hydrometallurgical	The treatment of metal or the separation of metal from ores and ore concentrates by liquid processes, such as leaching, extraction and precipitation to extract and recover metals from their ores.

IBM	Indian Bureau of Mines.

ICPCI	International Copper Promotion Council, India.

IDA	The Industrial Disputes Act, 1947, India.

IFL	India Foils Limited.

ILZDA	India Lead Zinc Development Association.

Income Tax Act	The Income Tax Act 1961 of India.

INDAL	Indian Aluminium Company Limited.

Indian GAAP	Indian generally accepted accounting principles.

Indian Stock Exchanges	The NSE and the BSE, collectively.

Insider Trading Regulations	The SEBI (Prohibition of Insider Trading) Regulations 1992, as amended, India.

ingot	A mass of metal, such as a bar or block, that is cast in a standard shape, typically meeting international specifications such as the LME futures contract specifications, to facilitate handling, storage, shipping, trading or smelting and fabricating.

ISDA	International Swaps and Derivatives Association.

ISO	International Standards Organization.

IsaSmelttm	Technology for smelting non-ferrous metals.

ISF	Imperial Smelting Furnace.

ISO 14001	An international standard for environmental management systems published by the International Standards Organisation in 1996.

Japanese Public Offering	The public offering without listing in Japan of ADSs representing our equity shares.

JORC Code	The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves which sets out minimum standards, recommendations and guidelines for public reporting of exploration results, Mineral Resources and Ore Reserves in Australasia. It has been drawn up by the Joint Ore Reserves Committee of The Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Kcal/kg	Thousands of calories per kilogram, a measurement of energy per unit mass.

KCM	Konkola Copper Mines plc.

KVA.	Kilovolt-Amperes.

kWh	Kilowatt-hours.

Land Acquisition Act	Land Acquisition Act, 1894, India.

leaching	A chemical process by which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent.

lead	A heavy, soft, malleable, ductile but inelastic bluish-white metallic element found mostly in combination with zinc and used in pipes, cable sheaths, batteries, solder, type metal, and shields against radioactivity.

lead concentrate	Product of the flotation process which separates the lead and other minerals from the ore to form a concentrate with a lead content typically ranging between 50% to 60%.

LIBOR	London Inter-Bank Offer Rate.

life-of-mine	The remaining life of a mine in years’ calculated by deducting the scheduled production rates (that is, the rate at which material will be removed from the mine) from the current defined reserves.

LME	London Metal Exchange Limited.

low sulphur heavy stock	A residual fuel processed from indigenous crude used as a feed stock for power utilities with a maximum sulphur content of 4.5% by weight. The low sulphur content extends the life of the equipment or machinery used by reducing the level of corrosion and also reduces environmental pollution due to emission of a lesser quantity of sulphur dioxide.

LSE	The London Stock Exchange Limited.

MALCO	The Madras Aluminium Company Limited.

matte	The product produced in smelting sulphide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory furnace.

MC Rules	The Mineral Concession Rules, 1960, as amended.

MCD Rules	The Mineral Conservation and Development Rules, 1988, as amended.

Merrill Lynch	Merrill Lynch, Pierce, Fenner & Smith Incorporated.

metcoke	Metallurgical coke which is produced by the carbonization of coals or coal blends at temperatures up to 1400 K (1127 degrees Celsius) to produce a macroporous carbon material of high strength and relatively large lump size.

MCNV	Monte Cello Corporation NV.

mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

mineral deposits	A mineralized underground body that has been intersected by a sufficient number of closely-spaced drill holes and/ or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development. Mineral deposits or mineralized materials do not qualify as a commercially mineable ore reserves (for example, probable reserves or proven reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results has been concluded.

mineralization	A deposit of rock containing one or more minerals for which the economics of recovery have not yet been established.

mm	Millimeter.

MMDR Act	The Mines and Minerals (Development and Regulations) Act, 1957, as amended.

modified sub-level caving	A technique of mining whereby the ore is extracted via a system of horizontal underground mine tunnels. It is normally used for large, steeply dipping ore bodies.

MoEF	Ministry of Environment and Forests, India.

Monte Cello	Monte Cello BV.

Morgan Stanley	Morgan Stanley & Co. International Limited.

MW	Megawatts of electrical power.

MWA	Minimum Wages Act, 1948, India.

NALCO	National Aluminium Company Limited, India.

nickel	A silvery-white metal that is very resistant and stable at ambient temperatures.

Nomura	Nomura Singapore Limited.

non-ferrous	Any metal other than iron or metal alloy, whose principal constituent is not iron.

NRIs	Non-Resident Indians.

NSE	The National Stock Exchange of India Limited.

NTP	National Tariff Policy of India.

NTPC	National Thermal Power Corporation Limited, India.

NYSE	New York Stock Exchange.

OCBs	Overseas corporate bodies.

OIDC	Orissa Infrastructure Development Corporation.

OHSAS	Occupational Health and Safety Assessment Series.

OMC	Orissa Mining Corporation Limited.

open-pit mine	A mine that is entirely on the surface. Also referred to as an open-cut or open-cast mine.

ore	A mineral or aggregate of minerals containing precious or useful minerals in such quantities, grade and chemical combination to make extraction economic.

ore body	A natural concentration of valuable material that can be extracted and sold at a profit.

ore reserves	The calculated tonnage and grade of mineralization that can be extracted profitably; classified as proven and probable according to the level of confidence that can be placed in the data.

overburden	Waste material overlying ore in an open-pit mine.

oxide	That portion of a mineral deposit within which sulphide minerals have been oxidized, usually by surface weathering processes.

PBA	Payment of Bonus Act, 1965, India.

PFIC	Passive foreign investment company.

PGA	Payment of Gratuity Act, 1972, India.

pillar	A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

pitch	A viscous liquid derived from plant or petroleum products used as a binder for the production of carbon anodes, required in the aluminum smelting process.

pot	A large carbon or graphite lined steel container.

pre-baked	A type of aluminum smelting technology using anodes composed of blocks of solid carbon that are baked before use in the smelting pot, as opposed to anodes that are being baked during the reduction process.

precious metals	High value metals including gold, silver, platinum and palladium.

probable reserves	Reserves for which quantity and grade and are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Properzi CCR	Properzi Continuously Cast and Rolled. A copper rod technology from Continuous — Properzi S.p.A. to produce copper rods.

prospect	A prospect is the initial stage of a geological evaluation of a possible project that requires drilling to evaluate.

PTC	PTC India Limited (formerly Power Trading Corporation of India Limited).

PWA	Payment of Wages Act, 1936, India.

proven reserves	Reserves for which (a) quantities are computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/ or quality are computed from the results of detailed sampling; and (c) sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that the size, shape, depth and mineral content of the reserves are well established.

pyrometallurgical	Pertaining to metallurgical operations that involve processing temperatures above ambient conditions, generally involving chemical reactions as distinct from metal casting substantially which involves only a physical transformation, such as, solidification.

RBI	Reserve Bank of India.

reclamation	The restoration of a site after mining or exploration activity is completed.

recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

refinery	A metallurgical plant in which the refining of metals takes place.

refining	Purifying the matte or impure metal undertaken to obtain a pure metal or mixture with specific properties.

refining charge	The fees charged by a refinery for purifying crude metallic products.

Regulations	The Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations 2000, as amended, India.

Representatives	Merrill Lynch, Morgan Stanley and Citi as representatives of the underwriters.

reserves	Those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proven or probable.

RLE	Roast-leach-electrowin. A process utilized in many hydrometallurgical zinc smelters whereby zinc concentrate is first roasted to remove the sulphur content, which comes out in the form of sulphur dioxide gas, and then subjected to leaching and electrolysis.

royalty	An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

SAD	Special additional duty levied on imports by the Government of India.

sampling	Selecting a fractional but representative part of a mineral deposit for analysis.

SAT	Securities Appellate Tribunal, India.

SCR Rules	Securities Contracts (Regulation) Rules, 1957, as amended, India.

SCRA	Securities Contracts (Regulation) Act, 1956, as amended, India.

SEBI	Securities and Exchange Board of India.

SEBI Act	The Securities and Exchange Board of India Act 1992, as amended.

SEBs	State electricity boards.

SECL	South Eastern Coalfields Limited.

SERCs	State Electricity Regulatory Commissions of India.

SEWT	SIL Employees Welfare Trust.

shaft	A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top that lowers and raises a conveyance for handling workers and materials.

SICA	The Sick Industrial Companies (Special Provisions) Act, 1985, as amended, India.

silver	A very malleable metal found naturally in an uncombined state or with other metals.

slag	The vitreous mass separated from the fused metals in the smelting process.

slimes	Material discharged from a refinery after the primary valuable minerals have been recovered. Slimes may contain quantities of gold and silver.

smelter	A metallurgical plant in which the smelting of the concentrates and ore takes place.

smelting	A thermal process whereby molten metal is obtained from a concentrate, with impurities separated into a lighter slag.

SNIF degasser	A spinning nozzle inert floatation (SNIF) in-line degassing/ filtration system for treatment of molten aluminum.

SOTL	Sterlite Optical Technologies Limited.

SOVL	Sterlite Opportunities and Ventures Limited.

spot market	A market in which commodities are bought and sold for cash and delivered immediately.

SRK	The independent consulting firms of SRK Consulting (South Africa) Pty Ltd, SRK Consulting (UK) Ltd and Steffen Robertson and Kirsten (Australasia) Pty Ltd.

Sterlite Energy	Sterlite Energy Limited.

Sterlite Gold	Sterlite Gold Limited.

strip casting	A technology that involves molten steel being cast in between two rotating rolls and then hardened into a hot rolled strip.

strip ratio	The number of units of waste material in a surface mine which must be removed in order to extract one unit of ore.

stripping	The process of removing overburden to expose ore.

T&D	Transmission and distribution.

tailings dam	A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Takeover Code	SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended.

TC	Treatment charge.

TCM	Thalanga Copper Mines Pty Ltd.

TcRc	Treatment charge and refining charge levied by smelters and refineries for the smelting and refining of copper concentrate from mines into copper metal.

TNPCB	The Tamil Nadu Pollution Control Board.

ton (metric ton)	A unit of mass equivalent to 1,000 kilograms or 2,204.6 pounds.

tpa	Tons per annum.

treatment charge	The charge paid by a mining company to have its concentrate treated through smelting to produce saleable metal.

Twin Star	Twin Star Holdings Limited.

UMPPs	Ultra Mega Power Projects of India.

US GAAP	US generally accepted accounting principles.

Vedanta	Vedanta Resources plc.

Vedanta Alumina	Vedanta Alumina Limited.

Vedanta LTIP	Vedanta Long-Term Incentive Plan 2003.

vertical crater retreat	A comparatively new method of blast hole mining in which only large diameter in-the-hole drills are used to blast down horizontal slices of ore into an opening below the block of ore being mined.

Vertical Stud Soderberg technology	A method of primary aluminum reduction using the Soderberg process in which the electrical current is introduced to self baking anodes by steel rods, or studs, inserted into the top of a monolithic anode.

Volcan	Volcan Investments Limited.

VRHL	Vedanta Resources Holdings Limited.

waste	Rock lacking sufficient grade and/or other characteristics of ore to be economically mined.

Water Act	Water (Prevention and Control of Pollution) Act, 1974, India.

Water Cess Act	Water (Prevention and Control of Pollution) Cess Act, 1977, India.

WCA	Workmen’s Compensation Act, 1923, India.

zinc	Bluish-white hard metal, occurring in various minerals, such as sphalerite (a zinc sulphide mineral, the most common ore mineral of zinc).

zinc concentrate	Product of flotation process with a zinc content typically ranging between 45% and 60%.

Zinifex	Zinifex Limited.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Sterlite Industries (India) Limited
Mumbai, Maharashtra, India:
      We have audited the accompanying consolidated balance sheets of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2006 and 2007, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2007, all expressed in Indian Rupees. Our audits also included Schedule II — Valuation and Qualifying Accounts (“Schedule II”). These consolidated financial statements and Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
      As described in Note 2 to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.
      Our audit for the year ended and as of March 31, 2007, also comprehended the translation of the Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
May 29, 2007

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars in
				millions
				(Note 2)
Sales
— External	70,971	131,841	254,388	5,902.3
— Related parties	2,236	1,667	4,523	105.0
Less: Excise duty	(6,564)	(10,717)	(17,665)	(409.9)

Net Sales	66,643	122,791	241,246	5,597.4
Other operating revenues	628	1,334	2,251	52.2

Total revenue	67,271	124,125	243,497	5,649.6
Cost of sales	(50,615)	(86,981)	(144,798)	(3,359.6)
Selling and distribution expenses	(1,428)	(2,117)	(3,444)	(79.9)
General and administration expenses	(2,370)	(2,596)	(2,633)	(61.1)
Other income/(expenses) (Note 24)
Gain on sale of real estate	—	—	986	22.9
Impairment of assets	(1,276)	—	—	—
Voluntary retirement scheme	(186)	—	(97)	(2.3)
Guarantees, impairment of investments and loans	—	(1,300)	—	—

Operating income	11,396	31,131	93,511	2,169.6
Interest and dividend income	1,780	1,873	2,072	48.1
Interest expense	(1,962)	(3,238)	(4,329)	(100.4)
Net realized and unrealized investment gains	399	541	2,280	52.9

Income before income taxes, minority interests and equity in net (loss)/income of associate	11,613	30,307	93,534	2,170.2
Income taxes
— Current	(2,674)	(7,894)	(23,192)	(538.1)
— Deferred	(831)	(1,111)	(1,967)	(45.6)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	8,108	21,302	68,375	1,586.5
Minority interests	(2,764)	(6,073)	(21,053)	(488.5)
Equity in net (loss)/income of associate, net of taxes	—	(99)	24	0.6

Net income from continuing operations	5,344	15,130	47,346	1,098.6
Discontinued operations:
Income from divested business, net of tax	222	369	86	2.0

Net income	5,566	15,499	47,432	1,100.6

Basic earnings per share:
Income from continuing operations	11.74	27.35	84.78	1.97
Income from discontinued operations	0.48	0.67	0.15	0.00

Basic earnings per share	12.22	28.02	84.93	1.97

Diluted earnings per share:
Income from continuing operations	11.57	27.35	84.78	1.97
Income from discontinued operations	0.48	0.67	0.15	0.00

Diluted earnings per share	12.05	28.02	84.93	1.97

Weighted average number of equity shares used in computing earnings per share
Basic	455,343,743	553,216,634	558,494,411	558,494,411
Diluted	465,108,143	553,216,634	558,494,411	558,494,411
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As of March 31,	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	9,258	9,436	218.9
Restricted — cash, deposits and investments	1,104	1,093	25.4
Short-term investments and deposits	24,454	51,325	1,190.8
Accounts receivable, net	12,782	15,769	365.9
Inventories	19,571	28,645	664.7
Deferred income taxes	974	1,152	26.7
Other current assets	7,741	11,771	273.1

Total current assets	75,884	119,191	2,765.5

Non-current assets
Long-term investments	1,067	1,139	26.4
Equity investment in associate	1,693	3,033	70.4
Deferred income taxes	1,486	1,455	33.7
Property, plant and equipment, net	85,869	99,513	2,308.9
Other non-current assets	1,540	1,550	36.0

Total non-current assets	91,655	106,690	2,475.4

Total assets	167,539	225,881	5,240.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	4,390	8,353	193.8
Accounts payable	30,239	35,336	819.9
Accrued expenses	2,607	2,411	55.9
Current income taxes payable	1,160	2,349	54.5
Deferred income taxes	271	1,479	34.3
1% cumulative mandatorily redeemable preference shares, par value Rs. 10 per share (30,000,000 preference shares authorized for 2006, 21,875,000 preference shares issued and outstanding as at March 31, 2006)	1,947	—	—
Other current liabilities	6,362	7,996	185.5

Total current liabilities	46,976	57,924	1,343.9

Non-current liabilities
Long-term debt, net of current portion	30,237	13,128	304.6
Deferred income taxes	13,246	13,985	324.5
Other non-current liabilities	3,976	4,194	97.3

Total non-current liabilities	47,459	31,307	726.4

Total liabilities	94,435	89,231	2,070.3

Commitments and contingencies (Note 20)
Minority interests	19,606	39,690	920.9
Shareholders’ equity
Equity shares — par value Rs. 2 per equity share (600,000,000 and 925,000,000 equity shares authorized as of March 31, 2006 and 2007, respectively; 558,494,411 equity shares issued and outstanding as of March 31, 2006 and 2007) (Note 18)	559	1,117	25.9
Additional paid-in-capital	26,883	26,220	608.3
Retained earnings	26,575	70,463	1,634.9
Accumulated other comprehensive losses	(519)	(840)	(19.4)

Total shareholders’ equity	53,498	96,960	2,249.7

Total liabilities and shareholders’ equity	167,539	225,881	5,240.9

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
				(Note 2)
Cash flows from operating activities
Net income	5,566	15,499	47,432	1,100.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	3,257	4,547	5,970	138.5
Amortization of foreign currency redeemable convertible bonds issuance expenses	32	19	—	—
Net realized and unrealized investment gains	(399)	(541)	(2,280)	(52.9)
(Gain)/loss on sale of property, plant and equipment, net	25	(32)	36	0.8
Gain on sale of real estate	—	—	(986)	(22.9)
Equity in net (income)/loss of associate	—	99	(24)	(0.6)
Impairment of assets	1,276	—	—	—
Guarantees, impairment of investments and loans	—	1,300	—	—
Deferred income taxes	831	1,111	1,967	45.6
Minority interests	2,764	6,073	21,053	488.5
Changes in assets and liabilities:
Accounts receivable, net	(968)	(5,916)	(4,976)	(115.5)
Other current and non-current assets	345	(1,903)	(5,909)	(137.1)
Inventories	(1,811)	(9,017)	(10,532)	(244.4)
Accounts payable and accrued expenses	(363)	12,339	8,885	205.9
Other current and non-current liabilities	285	1,685	3,956	91.8
Short-term investments and deposits	(4,765)	(5,668)	(24,174)	(560.8)

Net cash provided by operating activities	6,075	19,595	40,418	937.5

Cash flows from investing activities
Purchases of property, plant and equipment	(22,225)	(15,919)	(25,362)	(588.4)
Proceeds from sale of property, plant and equipment	984	113	1,171	27.2
Net changes in restricted — deposits and investments	(150)	(870)	20	0.5
Investment in subsidiaries	—	—	(5)	(0.1)
Investment in associate	—	—	(1,315)	(30.5)
Proceeds from sale of non-core business	—	—	1,485	34.5

Net cash used in investing activities	(21,391)	(16,676)	(24,006)	(556.8)

Cash flows from financing activities
Proceeds from issuance of equity shares	19,723	—	—	—
Net changes in restricted cash	7	(9)	(9)	(0.2)
Proceeds from/(repayment of) short-term debt	(4,517)	(1,627)	221	5.1
Proceeds from long-term debt	8,162	5,275	3,809	88.4
Repayment of long-term debt	(5,515)	(2,592)	(15,481)	(359.2)
Payment of dividends, including dividend tax	(539)	(672)	(4,450)	(103.2)

Net cash (used in)/provided by financing activities	17,321	375	(15,910)	(369.1)

Effect of exchange rate changes on cash and cash equivalents	(44)	55	(324)	(7.5)

Net increase in cash and cash equivalents	1,961	3,349	178	4.1
Cash and cash equivalents at the beginning of the year	3,948	5,909	9,258	214.8

Cash and cash equivalents at the end of the year	5,909	9,258	9,436	218.9

Supplementary information:
Interest paid	1,439	2,591	3,724	86.4
Income taxes paid	2,412	7,105	22,489	521.8
      Significant non-cash investing and financing activities for the years ended March 31, are:

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
				(Note 2)
Conversion of foreign currency redeemable convertible bonds to equity shares	1,170	1,074	—	—
Conversion of advances into equity investment	1,793	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Equity shares				Accumulated
					other		Total
	No. of	Par	Additional	Retained	comprehensive	Comprehensive	shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	income/(loss)	equity

Balance at April 1, 2004	358,800,166	359	5,116	5,994	(394)		11,075
Shares issued upon conversion of foreign currency redeemable convertible bonds	10,629,600	11	1,159				1,170
Shares issued	179,300,245	179	19,544				19,723
Gain on dilution of interest				136			136
Net income				5,566		5,566	5,566
Dividend (including dividend tax) (Note 18)				(244)			(244)
Unrealized gain on available-for-sale securities, net of tax of Rs. 5 million					8	8	8
Foreign currency translation adjustment					(46)	(46)	(46)
Comprehensive income						5,528

Balance at March 31, 2005	548,730,011	549	25,819	11,452	(432)		37,388

Balance at April 1, 2005	548,730,011	549	25,819	11,452	(432)		37,388
Shares issued upon conversion of foreign currency redeemable convertible bonds	9,764,400	10	1,064				1,074
Net income				15,499		15,499	15,499
Dividend (including dividend tax) (Note 18)				(376)			(376)
Unrealized gain on available-for-sale securities, net of tax of Rs. 9 million ($0.2 million)					19	19	19
Foreign currency translation adjustment					34	34	34
Unrealized loss on cash flow hedges, net of tax of Rs. (67) million ($(1.5) million)					(140)	(140)	(140)
Comprehensive income						15,412

Balance at March 31, 2006	558,494,411	559	26,883	26,575	(519)		53,498

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Equity shares				Accumulated
					other		Total
	No. of	Par	Additional	Retained	comprehensive	Comprehensive	shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	income/(loss)	equity	Total

								US dollars
								in millions
								(Note 2)
Balance at April 1, 2006	558,494,411	559	26,883	26,575	(519)		53,498	1,241.3
Stock split from Rs. 5 par value to Rs, 2 par value resulting in additional issuance of 2.5 shares per share held (111,738,469 shares to 279,346,173 shares)
Stock Split effected in the form of dividend		558	(558)
Net income				47,432		47,432	47,432	1,100.5
Dividend (including dividend tax) (Note 18)				(3,544)			(3,544)	(82.2)
Unrealized gain on available-for-sale securities, net of tax of Rs. 24 million ($0.6 million)					48	48	48	1.1
Loss on sale of conductor division (Note 16)			(105)				(105)	(2.4)
Foreign currency translation adjustment					13	13	13	0.3
Unrealized loss on cash flow hedges, net of tax of Rs. (98) million ($(2.3) million)					(382)	(382)	(382)	(8.9)
Comprehensive income						47,111

Balance at March 31, 2007	558,494,411	1,117	26,220	70,463	(840)		96,960	2,249.7

Balance at March 31, 2007 in US dollar in millions (Note 2)		25.9	608.3	1,634.9	(19.4)	1,093.1	2,249.7

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

1.	Background and Operations
      Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous mining and metals in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 72.3% of SIIL’s equity as of March 31, 2007.
      The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
      The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India and one zinc smelter in Southeast India.
      The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
      The Company owns a 29.5% minority interest in Vedanta Alumina Limited (“Vedanta Alumina”), a 70.5%-owned subsidiary of Vedanta. Vedanta Alumina commenced construction of an alumina refinery in the State of Orissa in Eastern India during fiscal 2004.
      SIIL divested its aluminum conductor division, a component of SIIL, during fiscal 2007 through a sale to Sterlite Optical Technologies Limited (“SOTL”), a company under common control. Accordingly, the consolidated income statement for the years ended March 31, 2005, 2006 and 2007 have been recasted to present the result of the discontinued operations separately from the continuing operations.
      The Company acquired 100% shareholdings of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of the first phase of a pit-head thermal coal-based power facility in the state of Orissa in Eastern India.

2.	Significant Accounting Policies
     Basis of preparation
      The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The consolidated financial statements are presented in Indian Rupee (“Rs.”).
     Basis of consolidation
      The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      The consolidated financial statements also include the financial statements of the SIL Employees Welfare Trust (“SEWT”), an employees stock ownership plan (“ESOP”) up to January 2004. SEWT had transactions with a subsidiary of Vedanta. The results of operations and cash flows of SEWT were deconsolidated with effect from that date.
      All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
      Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.

Cash and cash equivalents
      Cash and cash equivalents are comprised of cash in hand and at banks, short-term deposits with banks and short-term highly liquid investments that are readily convertible into cash and which have been purchased with an original maturity of three months or less.

Investments

Time deposits
      Time deposits are bank fixed deposits with original maturity of more than three months from the date of purchase.

Short-term investments and deposits
      Short-term investments include fixed deposits in banks with an original maturity between three and twelve months, liquid investments and investments in mutual funds which are intended to be held for trading purposes.
      Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the statement of operations.

Long-term investments
      Long-term investments include quoted investment securities which are classified as available-for-sale securities and are initially recorded at cost with subsequent changes in fair values included in accumulated other comprehensive income, a component of shareholders’ equity. Gains and losses resulting from the sale of such securities are reclassified from accumulated other comprehensive income to earnings in the year they are sold by using the specific identification method.
      A decline in the fair value of any available-for-sale securities below their carrying value that is deemed to be other than temporary results in a reduction in carrying amount to fair value and a corresponding charge to the statement of operations. Fair value is based on quoted market prices.
      Securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The impairment is charged to statement of operations.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Debt securities for which management has an intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

Allowances for doubtful accounts
      Accounts receivable are generally secured. The Company establishes an allowance for doubtful accounts on all accounts receivable based on the present financial condition of the customer and aging of the accounts receivable after considering historical experience and the current economic environment.

Inventories
      Inventories include raw materials, ore, concentrate, work-in-progress, stores and spares and finished goods and are stated at the lower of cost and net realizable value, less any provision for obsolescence. Extraction of ore includes all indirect costs associated with the mining operations including costs such as manpower cost associated with the mining operations and repairs and maintenance of assets used in the mining operations, and also include depreciation, depletion and amortization associated with mining operations. Cost is determined as follows:

•	Purchased ore or concentrate is recorded at cost on a first-in, first-out basis;

•	All other materials including stores and spares are recorded on a weighted average basis;

•	Finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads; and

•	By-products and scrap are valued at the lower of cost and net realizable value. Net realizable value is determined based on an estimated selling price, less further costs expected to be incurred for completion and disposal.

      Capitalization of costs related to the mines and other property, plant and equipment begins with the extraction of ore, which is the output from the first stage of the mining activity.

Equity investment in associate
      An associate is an entity with respect to which the Company is in a position to exercise significant influence. Significant influence generally exists when the Company owns between 20.0% and 50.0% of the voting equity. Goodwill arising on the acquisition of associate is included in the carrying value of investments in associate.
      The consolidated statement of operations includes the Company’s share of associate’s results. The investment is initially recorded at the cost to the Company in the consolidated balance sheet and then, in subsequent periods, the carrying value of the investment is adjusted to reflect the Company’s share of the associate’s profits or losses, any impairment of goodwill and any other changes to the associate’s net assets.

Property, plant and equipment
      Property, plant and equipment includes land, buildings, mine properties, plant and machineries, assets under construction and others.

Mine properties
      Exploration and evaluation expenditures are written off in the year in which they are incurred. The costs of mine properties, which include the costs of acquiring and developing mine properties and mineral

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
rights, are capitalized and included in property, plant and equipment under the heading “Mine properties” in the year in which they are incurred.
      When it is determined that a mining property has begun production of saleable minerals extracted from an ore body, all further pre-production primary development expenditures are capitalized as part of the cost of the mining property until the mining property begins production of saleable minerals. From the time mining property is capable of producing saleable minerals the capitalized mining property costs are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties.
      Stripping costs or secondary development expenditures incurred during the production stage of operations of an ore body are not deferred and are charged to the statement of operations as incurred. Secondary development costs refer to expenses incurred after the mining property has begun production of saleable minerals extracted from an ore body. Such costs include the costs of removal of overburden and other mine waste materials to access mineral deposits incurred during the production phase of a mine. Prior to the adoption of Emerging Issue Task Force (“EITF”) 04-06, the Company had utilized the accounting policy of expensing stripping costs or secondary development costs incurred during the production phase of the mine. Hence, the issuance and adoption of EITF 04-06 did not have any impact on the Company’s fiscal periods prior to the required adoption date.
      When mine property is abandoned, the cumulative capitalized costs relating to the property are written off in the period of abandonment.
      Commercial reserves are proven and probable reserves. Changes in the commercial reserves affecting unit of production calculations are accounted for prospectively over the revised remaining reserves. Proven and probable reserve quantities attributable to stockpiled inventory are classified as inventory and are not included in the total proven and probable reserve quantities used in the units of production depreciation, depletion and amortization calculations.

Other property, plant and equipment
      The initial cost of property, plant and equipment consists of its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statements of operations in the periods in which the costs are incurred. Major shut-down and overhaul expenditure is expensed when incurred.

Depreciation, depletion and amortization
      Mine properties and other assets in the course of development or construction, and freehold land, are not depreciated. Capitalized mining property costs are amortized once commercial production commences, as described in “Mine properties.” Assets under capital leases and leasehold improvements are amortized on a straight-line method over their estimated useful life or the lease term, as appropriate.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Other buildings, plant and equipment, office equipment and fixtures and others are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
Operations	30 years
Administration	50 years
Plant and machinery	10-20 years
Office equipment and fixtures	3-20 years

Impairment
      The carrying amounts of property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If there are indicators of impairment, an assessment is made to determine whether the asset’s carrying value exceeds the future undiscounted cash flows expected from the asset. When the carrying value of an asset exceeds its fair value, an impairment loss is computed using a discounted cash flow analysis to determine the fair value and is recorded in the statements of operations.
      For mine properties, the recoverable amount of an asset is determined on the basis of its value in use. The value in use is estimated by calculating the undiscounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.
      For other property, plant and equipment, the recoverable amount of an asset is also considered on the basis of its net realizable value, where it is possible to assess the amount that could be obtained from the sale of an asset in an arm’s length transaction, less the cost of disposal.
      The Company reviews the residual value and useful life of an asset at least annually or wherever events or changes in circumstances indicate that its carrying amount may not be recoverable. If expectations differ from previous estimates, they are accounted for as a change in accounting estimate.
      Recoverable amounts are estimated for individual assets or, if this is not possible, for a group of assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Assets under construction
      Assets under construction are capitalized in the capital work-in-progress account, which includes advances paid to vendors for supply of equipment. Upon completion of construction, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalized until the period of commissioning has been completed and the asset is ready for its intended use.

Business combinations
      All business combinations are accounted for as acquisitions using the purchase method. Purchase accounting involves recording assets and liabilities of the acquired entities at their fair value on the acquisition date. To the extent that any excess purchase consideration relates to the acquisition of mine properties, that amount is capitalized within property, plant and equipment as “Mine properties.” Other excess purchase consideration relating to the acquisition of entities is capitalized as goodwill.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is first allocated to identifiable assets and the residual value, if any, is reflected in the statements of operations in the period of acquisition as an extraordinary gain.
      The results of entities acquired or sold during the year are consolidated for the periods from, or to, the date on which control is acquired or given up.

Debt
      The company reports long-term debt at the outstanding principal balance. Issuance costs of long-term debt are amortized over the tenure of the debt using the effective interest method.
      Interest costs, including premiums payable on settlement or redemption and direct issuance costs, are accounted for on accruals basis and charged to the statements of operations using the effective interest method. Interest costs are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Capitalization of interest
      Interest expense directly relating to the financing of a qualifying capital project under construction are capitalized and added to the project cost during construction until such time as the related asset is substantially ready for its intended use. For debt specific to finance a project, the amount capitalized represents the actual borrowing costs incurred. Funds borrowed to finance a specific project, if temporarily in excess of capital needed are invested in short-term investments and the resulting income is recognized in the statements of operations. When the funds are used to finance a project from general debt of the Company, the interest amount to be capitalized is calculated using a weighted average rate applicable to the relevant general debt during such period.
      All other borrowing costs are recognized in the statements of operations in the period in which they are incurred.

Employee benefit schemes
      The Company participates in defined benefit and contribution schemes, the assets of which are (where funded) held in separately administered funds. The cost of providing benefits under the plans is determined each year separately for each plan using the projected unit credit actuarial method.
      All actuarial gains and losses arising in the year are recognized in the statement of operations for the year in which they arise. In addition, the Company accrues for the difference between the projected benefit obligation and the fair value of plan assets of defined benefit plans in its Consolidated Balance Sheet. Hence, adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” had no impact on the financial position or results of operations of the Company in fiscal 2007.
      For defined contribution schemes of provident fund scheme, superannuation scheme and Australian pension scheme, the amount charged to the statements of operations is the contribution payable for the year.

Share-based payment
      The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instruments issued or the liability settled. The Company has early adopted the recognition and measurement provisions of FASB Statement No. 123(R)

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
“Share based payment” and hence there is no impact on the financial position or results of operations of the Company in fiscal 2007.

Earnings per share
      Basic earnings per share is computed by dividing earnings by the weighted average number of equity shares outstanding during the period.
      Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method, except where the results will be anti-dilutive.

Asset retirement obligations
      Legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation are recorded as asset retirement obligations.
      The Company recognizes liabilities, at fair value, for existing legal asset retirement obligations in the periods in which they are incurred if a reasonable estimate of the fair value of the liabilities can be made. Such liabilities are adjusted for accretion expenses and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs is recognized in the statements of operations.

Environmental costs and liabilities
      Environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate, on an undiscounted basis. Expenditures relating to existing conditions caused by past operations, which do not contribute to future revenues, are expensed when probable and estimable and are normally included in cost of sales and operating expenses. Recoveries relating to environmental liabilities are recorded when received.

Derivative financial instruments
      To hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forwards, options, swap contracts and other derivative financial instruments. The Company does not hold nor enter into derivative financial instrument contracts for speculative purposes.
      Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Fair value hedges
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statements of operations for both, the effective and ineffective position. The hedged item is recorded at fair value and any gain or loss is recorded in the statements of operations and is offset by the gain or loss from the change in the fair value of the derivative.

Cash flow hedges
      Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in equity. Amounts deferred to equity are recognized in the statements of operations in the

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
periods when the hedged item is recognized in the statements of operations. Ineffective portions of changes in the fair value of cash flow hedges are recognized in statements of operations.
      Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognized in the statements of operations immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss on cash flow hedge instrument is recognized in other comprehensive income (“OCI”) and in the consolidated statements of operations when the hedged item affects earnings.
      Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives and marked-to-market when their risks and characteristics are not clearly and closely related to those of the host contracts and the host contracts are not fair-valued.

Foreign currency transactions
      Foreign currency transactions are translated into the functional currency of each entity at the rates of exchange prevailing on the date of the respective transactions. Monetary assets and liabilities in foreign currencies are translated into the functional currency of each entity at the exchange rate prevailing on the balance sheet date. Gains and losses on foreign currency transactions are included as (expense) income in the consolidated statements of operations.

Revenue recognition
      Revenues are recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of sale contract upon shipment or delivery of product.
      Certain of our sales contracts provide for provisional pricing based on the price on The London Metal Exchange Limited (“LME”), as specified in the contract, when shipped. Final settlement of the prices is based on the applicable price for a specified future period. The Company’s provisionally priced sales contain an embedded derivative that is unrelated to the commodity sale and is accounted for separately from the contract. The embedded derivative, which is the final settlement price based on the future price, does not qualify for hedge accounting and accordingly is marked to market. Proceeds from the sale of material by-products are included in revenue.
      Dividend income is recognized when the right to receive payment is announced and approved. Interest income is recognized on an accrual basis.

Income taxes
      Tax expense includes the current tax expense and deferred tax expense.
      Current taxes are determined based on amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.
      Deferred taxes are determined using the balance sheet method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
      The Company does not record deferred taxes on unremitted earnings of subsidiaries, associate and joint ventures where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted as of the balance sheet date. Deferred taxes relating to temporary differences on items recorded in other comprehensive income are recognized directly in shareholders’ equity and not in the statements of operations.
      Deferred tax assets are reviewed for recoverability, and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized.
      Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.

Accumulated other comprehensive income
      The Company reports accumulated other comprehensive income as a separate component of shareholders’ equity. The Company’s accumulated other comprehensive income is comprised of cumulative foreign currency translation adjustments arising on the consolidation of foreign subsidiaries, unrealized gains and losses on available-for-sale securities and unrealized gains and losses on cash flow hedges.

Shares issued by subsidiary/affiliate
      The issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. A change in the carrying value of the investment in a subsidiary/affiliate due to direct issue of shares by the investee is accounted for as a capital transaction, and the resultant gain or loss is recognized in the shareholders’ equity when the transaction occurs.

Convenience translation
      The accompanying consolidated financial statements have been prepared in Indian Rupees, the functional currency of the Company. Solely for the convenience of the readers, the consolidated financial statements as of March 31, 2007 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 43.10 in the City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2007. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

Use of estimates
      The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the results of operations during the reporting period.
      Significant items subject to such estimates and assumptions include the carrying value of mine properties, useful economic lives of assets, impairment, environmental cost and asset retirement obligations, commitments contingencies and guarantees and deferred taxes.
      Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Recently issued accounting pronouncements

Financial Accounting Standard Board Interpretations No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’ (FIN 48)”
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’ (FIN 48),” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact, if any, the adoption of this interpretation will have on its financial reporting and disclosures.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140”
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 155 will have on its financial reporting and disclosures.

SFAS No. 157, “Fair Value Measurements”
      In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial reporting and disclosures.

SFAS No. 158,“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106 and 132 (R)”
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106 and 132 (R)”, which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires measurement of plan’s assets and obligations as of the balance sheet date and

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. Adoption of the standard in fiscal 2007 had no material impact on the consolidated financial position or results of operations of the Company.

Staff Accounting Bulletin (“SAB”) No. 108, ”Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”
      In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The adoption of SAB No. 108 did not have a material effect on the consolidated financial position or results of operations of the Company.

SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.”
      In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its financial reporting and disclosures.

3.	Cash and Cash Equivalents
      Cash and cash equivalents consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Cash in hand	8	5	0.1
Cash at bank	1,626	1,972	45.8
Short-term deposits	7,624	7,459	173.0

Cash and cash equivalents	9,258	9,436	218.9

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

4.	Restricted — Cash, Deposits and Investments
      Restricted cash, deposits and investments consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Dividend, debenture, debenture interest account	84	93	2.2
Short-term deposits with banks	20	—	—
Short-term investment securities	1,000	1,000	23.2

Restricted — cash, deposits and investments	1,104	1,093	25.4

      Short-term deposits with banks and investment securities have been pledged with banks for credit facilities.
      In accordance with the Indian Companies Act, 1956 (the “Companies Act”), dividends must be paid within thirty days from the date of the declaration and dividends unpaid or unclaimed after that period must be transferred within seven days after the expiry of such thirty day period to a special unpaid dividend account held at a designated banking institution. Further any amount of dividend, matured debentures or debentures interest which remains unpaid or unclaimed for seven years from the date it becomes due shall be transferred to the Investor Education and Protection Fund (“Fund”) established by the Government of India. Until transferred to such Fund, any such amount is treated as restricted cash under the Companies Act.

5.	Short-Term and Long-Term Investments
      Short-term and long-term investments consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Short-term investments and deposits
Trading securities and deposits	24,048	49,800	1,155.4
Unrealized holding gain	406	1,525	35.4

Fair value	24,454	51,325	1,190.8

Long-term investments
Investments at cost	984	984	22.8
Available for sale (“AFS”) securities
Carrying value	55	83	1.9
Unrealized holding gain	28	72	1.7

Fair value	83	155	3.6

Held-to-maturity	—	—	—

Long-term investments	1,067	1,139	26.4

      Investments at cost include the unquoted investment in equity shares of Andhra Pradesh Gas Power Corporation Limited (“APGPC”) in the amount of Rs. 984 million ($22.8 million).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      AFS securities include quoted investments in equity securities that present the Company with the opportunity for return through dividend income and gains in value. AFS securities and the APGPC investments are tested for impairment annually or at an earlier date if there are indications of impairment. Impairment testing has not indicated any impairment and hence no impairment charge is recorded.
      The Company invested in non-convertible cumulative redeemable preference shares of India Foils Limited (“IFL”) in the amount of Rs. 240 million in fiscal 2004, which has been classified as held-to-maturity under long-term investments. This investment is redeemable in fiscal 2009. This investment was reviewed for impairment based on the financial position of IFL and the management concluded that the decline in fair value of the investment below its amortized cost is other than temporary. As a result, based on impairment testing this investment was fully impaired during the year ended March 31, 2006.

6.	Accounts Receivable, net
      Accounts receivable, net consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts receivable	12,507	14,874	345.1
Related party receivable	290	910	21.1

Total receivables	12,797	15,784	366.2
Allowances for doubtful accounts	(15)	(15)	(0.3)

Accounts receivable, net	12,782	15,769	365.9

7.	Accounts Payable
      Accounts payable consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts payable	16,171	13,588	315.3
Acceptances	13,553	21,158	490.9
Related party payable	515	590	13.7

Accounts payable	30,239	35,336	819.9

      Acceptances represents bills of exchange drawn by suppliers of raw material that the bank accepts to make payment on the bill on its due date.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

8.	Inventories
      Inventories consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Finished goods	1,420	1,414	32.8
Work-in-progress	6,566	9,860	228.8
Raw materials	9,883	14,584	338.4
Stores and spares	1,702	2,787	64.7

Inventories	19,571	28,645	664.7

9.	Property, Plant and Equipment, net
      Property, plant and equipment, net consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Land — freehold	299	251	5.8
Land development	221	222	5.2
Buildings	9,550	10,115	234.7
Mine properties	16,740	16,950	393.3
Plant and machinery	84,783	96,970	2,249.9
Others	1,196	1,206	28.0

Total cost	112,789	125,714	2,916.9
Accumulated depreciation, depletion and amortization	(34,431)	(40,194)	(932.6)

Property, plant and equipment, net of depreciation, depletion and amortization before assets under construction	78,358	85,520	1,984.3
Assets under construction	7,511	13,993	324.6

Property, plant and equipment, net	85,869	99,513	2,308.9

      Depreciation, depletion and amortization expense was Rs. 3,230 million, Rs. 4,511 million and Rs. 5,959 million, ($138.3 million) for the years ended March 31, 2005, 2006 and 2007, respectively.
      Interest capitalized in property, plant and equipment was Rs. 966 million and Rs. 102 million ($2.4 million) for the years ended March 31, 2006 and 2007, respectively.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

10.	Other Current and Non-Current Assets
      Other current and non current assets consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Advances to suppliers	2,462	3,419	79.4
Advances to employees	469	430	10.0
Advances to related parties	6	—	—
Deposits	1,235	1,302	30.2
Prepaid lease rentals	339	260	6.0
Fair value of derivatives — current	1,806	2,190	50.8
Others	2,964	6,764	156.9

Other current and non-current assets	9,281	14,365	333.3

Balance sheet classification of the above assets is as follows:
Current	7,741	11,771	273.1
Non-current	1,540	2,594	60.2

11.	Other Current Liabilities
      Other current liabilities consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Unclaimed dividend	36	48	1.1
Advances received	908	478	11.1
Interest accrued	239	60	1.4
Payable to related parties	—	183	4.2
Security deposits received	664	1,407	32.6
Fair value of derivatives	2,022	1,236	28.7
Others	2,493	4,584	106.4

Other current liabilities	6,362	7,996	185.5

      Security deposits refer to deposits received from material and service suppliers as security against performance. These deposits are refundable on satisfactory completion of the contract.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

12.	Other Non-Current Liabilities
      Other non-current liabilities consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Payable to related parties	3,118	3,284	76.2
Security deposits	85	—	—
Retirement benefits	507	603	14.0
Provision for asset retirement obligations	247	289	6.7
Others	19	18	0.4

Other non-current liabilities	3,976	4,194	97.3

      Security deposits refer to deposits received from material and service suppliers as security against performance. These deposits are refundable on satisfactory completion of the contract.

13.	Asset Retirement Obligations
      Management estimated its gross aggregate obligations as of March 31, 2007 to be approximately Rs. 307 million ($7.1 million) for CMT, HZL and BALCO. The estimated present value of these obligations was Rs. 296 million ($6.9 million) as of March 31, 2007.
      Asset retirement obligations (“AROs”) represent the management’s best estimate of the costs which will be incurred in the future to meet the Company’s obligations under existing Indian and Australian laws and the terms of the Company’s mining and other licenses and contractual arrangements.
      The Company owns mining rights in Australia for copper and in India for zinc and bauxite. In relation to these mining rights, the Company has AROs because of existing Indian and Australian laws and the terms of the Company’s mining and other licenses and contractual arrangements.
      The agreement entered into between the Government Australia and the Company, enabled by the Copper Mines of Tasmania (Agreement Act), 1999, sets out the legal liabilities of the Company and the rehabilitation requirements upon the eventual relinquishment of the leases. The obligations primarily relate to sealing of the mine and making it safe, removal of buildings, decommissioning of tailing dam and associated equipments. The estimated cost of such obligation on an discounted basis is Rs. 255 million ($5.9 million) as of March 31, 2007. The Company utilizes the services of vendors to provide it with estimates of such costs and considers such data points in arriving at its best estimate of such obligations.
      The relevant Indian law which governs AROs for mines in India is the Mines and Minerals (Development and Regulation) Act, 1957 and the Mineral Conservation and Development Rules, 1988. Under the relevant legislation, a company which has been granted a mining lease is expected to submit a mine closure plan together with a financial assurance which is a surety furnished by the leaseholder to the Government so as to indemnify the Government against the reclamation and rehabilitation cost. The amount of financial assurance is specified in the act and is calculated on the basis of Rupees per hectare of leased land, which varies with the categorization of mines under the Act. The financial assurance for “A” category mine is Rs. 25,000 per hectare of area put to use for mining and allied activities. In case of “B” category mine, the financial assurance is Rs. 15,000 per hectare of area put to use for mining and allied activities. Most of the Company’s mines are “A” category mines. This constitutes a legal obligation on the part of the Company which has been recognized as ARO.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Asset retirement obligations consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Asset retirement obligations, beginning of year	454	265	6.2
Accretion expense	11	8	0.2
Revision for changes in estimate	29	—	—
Settlement and others	(213)	—	—
Foreign exchange (gain) loss	(16)	23	0.5

Asset retirement obligations, end of year	265	296	6.9

Balance sheet classification of the above obligations is as follows:
Current	18	7	0.2
Non-current	247	289	6.7
      In connection with the termination of mining activities in the Thalanga copper mine in Australia, assets along with tenements, including associated liabilities, have been sold in the year ended March 31, 2006. Included in the Settlement and others of Rs. 213 million are AROs related to the Thalanga copper mine as of the date of sale of Rs. 198 million ($4.5 million), which have been reduced from our obligation as we are no longer legally or contractually obligated for AROs related to the mining activities at Thalanga copper mine. The remaining amount of Rs. 15 million relates to the mining activities in BALCO.

14.	Short-Term and Long-Term Debt
      Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. Interest rates on floating-rate debt are generally linked to benchmark rates.

Working capital loans
      The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2006 and March 31, 2007 were Rs. 259 million and Nil, respectively. The Rs. 259 million working capital loan due as of March 31, 2006 was an Indian Rupee denominated loan bearing fixed interest at the rate of 7.5% per annum.

Floating rate notes
      The Company issued US dollar denominated floating rate notes of $81 million in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder is expected to be repaid on the maturity of the notes in June 2007. Amounts outstanding under this facility were Rs. 598 million and Rs 584 million ($13.5 million) as of March 31, 2006 and March 31, 2007 respectively. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 130 basis points. These are unsecured debts.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Foreign currency loans
      The Company has a US dollar denominated term loan facility of which $92.6 million (Rs. 3,991 million) was outstanding as of March 31, 2007, the purpose of which was to refinance foreign currency loans with various banks. This facility consists of a Tranche A of $67.6 million repayable in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April 2006, these loans were converted into Japanese Yen loans amounting to Tranche A of Japanese Yen 8,012.6 million and Tranche B of Japanese Yen 2,862.5 million. Amounts due under this facility as of March 31, 2006 and March 31, 2007 were Rs. 3,968 million and Rs 4,024 million ($93.4 million), respectively. Interest on this facility is based on JPY LIBOR plus 44 basis points. These are unsecured debts.
      The Company entered into a term loan facility of Japanese Yen 3,570 million and $19.7 million in September 2005, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. The first and second tranches for repayment amounted to JPY 714 million and $3.9 million and were repaid in August 2006 and February 2007 respectively. The balances under this facility as of March 31, 2006 and March 31, 2007 were Rs. 2,165 million and Rs 1,306 million ($30.3 million), respectively. Interest on the Japanese Yen facility is based on JPY LIBOR plus 42 basis points and on the US Dollar denominated facility is based on LIBOR plus 42 basis points. These are unsecured debts.

Foreign currency syndicated loan
      In September 2003, the Company secured a US dollar denominated syndicated loan of $125.0 million. The interest rate on the loan is based on LIBOR plus 61 basis points. Of the total borrowings, $30.0 million was to be repaid in November 2006, $65.0 million in November 2008 and $30.0 million in November 2010. However, the loan was fully repaid on November 24, 2006. The balances under this facility were Rs. 5,576 million and Nil as of March 31, 2006 and March 31, 2007, respectively.

Term loans
      As of March 31, 2007, the Company held syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 11,862 million ($275.2 million) and bearing an average interest rate of 7.2% per annum. The amount outstanding was Rs. 15,904 million as of March 31, 2006. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 5,958 million was outstanding as of March 31, 2007, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,904 million was outstanding as of March 31, 2007, is repayable in eight quarterly installments beginning May 2009. We prepaid Rs. 3,500 million under this loan in fiscal 2007, and we paid the first installment amounting to Rs. 542 million which was due in January 2007.

Buyers’ credit
      As of March 31, 2007, the Company had extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2006 and March 31, 2007, the balances were Rs. 4,316 million and Rs 1,452 million ($33.7 million), respectively. These loans bear interest at LIBOR plus 50 basis points. These are long term secured by all the fixed assets of BALCO, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority to other creditors.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Non-convertible debentures
      In April 2003 the Company had issued Rs. 1,000 million ($23.2 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($9.3 million), is due in April 2010 and Tranche B, which is in the amount of Rs. 600 million ($13.9 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rates have varied from 7.9% to 8.0% per annum. These debentures are secured by certain of SIIL’s immoveable properties.
      Short-term and current portion of long-term debt consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Bank and financial institutions	270	—	—
Others	291	—	—

Short-term debt	561	—	—
Current portion of long-term debt	3,829	8,353	193.8

Short-term and current portion of long-term debt	4,390	8,353	193.8

Weighted average interest rate on short-term debt	8.1%	—	—
Unused line of credit on short-term debts	23,656	38,675	897.3
      Long-term debt, net of current portion consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Bank and financial institutions	32,650	19,319	448.2
Non-convertible debentures	1,090	1,000	23.2
Others	326	1,162	27.0

Long-term debt	34,066	21,481	498.4
Less: Current portion of long-term debt	(3,829)	(8,353)	(193.8)

Long-term debt, net of current portion	30,237	13,128	304.6

      The scheduled maturity of long-term debt is set out as below:

		US dollars
As of March 31,	Rs. in millions	in millions

2008	8,353	193.8
2009	4,154	96.4
2010	4,607	106.9
2011	3,358	77.9
2012	6	0.1
Thereafter	1,003	23.3

Total	21,481	498.4

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

15.	Cumulative Mandatorily Redeemable Preference Shares
      The Company raised Rs. 1,750 million by issuing 21,875,000, 1.0% cumulative mandatorily redeemable preference shares with a par value of Rs. 10 per share for a premium of Rs. 70 per share on March 4, 2004. These preference shares were issued to the SIL Employees Welfare Trust. These preference shares were redeemable on March 4, 2007 at a redemption premium of Rs. 12.75 per share (redemption amount of Rs. 92.75 per share) along with outstanding dividends payable on that date.
      The Company also had a call option to redeem the shares in full or in part before the redemption date. If the Company had exercised its call option after March 4, 2005 but before March 4, 2006, the redemption price would have been Rs. 84.25 per preference share. After March 4, 2006 but before March 4, 2007, the redemption price was Rs. 88.50 per preference share. After the redemption date of March 4, 2007, the redemption price would have been Rs. 92.75 per preference share.
      Since these preference shares were subject to mandatory redemption requirements, they were recorded as a liability in the consolidated balance sheets. These preference shares were not traded and hence the fair value approximated the carrying value.
      The amortization of premium on early redemption of preference shares of Rs. 93 million and Rs. 93 million has been recognized in the statements of operations for the years ended March 31, 2005 and 2006, respectively.
      The outstanding number of shares was 21,875,000 as of March 31, 2006. The accreted value of these preference shares was Rs. 1,947 million as of March 31, 2006. The Company exercised in full its call option on June 29, 2006 to redeem these preference shares at a redemption price of Rs. 88.50 per preference share. The aggregate redemption price paid was Rs. 1,936 million.

16.	Business Combinations and Divestures

a. Call option — HZL
      The Company’s wholly-owned subsidiary Sterlite Opportunities and Ventures Limited has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2006 and 2007, the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. If the Company exercises this call option, the exercise price will be equal to the fair market value of the Government of India’s shares as determined by an independent appraiser, which may take into consideration a number of factors including the current market price of HZL’s shares.

b. Call option — BALCO
      SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the purchase agreement for BALCO and the shareholders’ agreement by and among BALCO, the Company and the Government of India, the Company had a call option that allowed it to purchase any remaining shares held by the Government of India in BALCO at any time on or after March 2, 2004. The purchase price per share under this option would be the higher of the fair market value and Rs. 49.01 (plus 14.0% interest per annum compounded semi-annually). During the year ended March 31, 2004, the Company exercised its call option pursuant to the terms of the shareholders’ agreement. An independent valuer was appointed by the Government of India in December 2005 to

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
determine the fair market value of the shares held by the Government of India. The independent valuer submitted its valuation report in January 2006. The Government of India is contesting the purchase price and the validity of the call option. The Company filed an arbitration petition on May 17, 2007 before the High Court of Delhi requesting the court to appoint an arbitrator. The court has ordered that the next hearing shall occur on July 10, 2007. The Government of India also retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees.

c. Vedanta Alumina Limited
      During fiscal 2004, the name of one of the Company’s wholly-owned subsidiaries, Sterlite Transmission Limited, was changed to Vedanta Alumina. In March 2005, following the further issue of share capital by Vedanta Alumina to Twin Star, the shareholding of the Company was reduced to 29.5%, with the balance held by Twin Star. The Company has invested Rs. 3,108 million in the equity capital of Vedanta Alumina and accounts for this investment under the equity method of accounting. The issuance of additional equity by Vedanta Alumina resulted in an increase in the Company’s share of net assets, thereby resulting in a net gain to the Company of Rs. 136 million which was recognized directly in retained earnings during the year ended March 31, 2005.

d. SIL Employees Welfare Trust
      In August 2001, the Company formed SEWT for the benefit of its employees by contributing to the initial corpus of the trust, with the objective to provide incentives, motivation, benefits, and amenities to its employees and their families as defined in SEWT trust deed, including in the form of share options or share awards to employees. SIIL advanced an amount of Rs. 383 million to enable SEWT to purchase its equity shares. During fiscal 2003, SEWT purchased 4,168,907 equity shares of SIIL in the open market and issued 26,325 equity shares to the Company’s employees as compensation for past services.
      In January 2004, SEWT sold 1.8 million shares which approximated 50% of the shares it owned of SIIL to a controlling shareholder of the Company at fair market value and recorded a gain of Rs. 2,475 million. SEWT used the cash from the sales proceeds to repay the loan together with interest and invest in mutual funds. SEWT also used the cash to purchase 1% cumulative mandatorily redeemable preference shares of SIIL on March 4, 2004 in the amount of Rs. 1,750 million and these preference shares are redeemable on March 4, 2007 at a specified redemption premium. With the sale of SIIL’s shares by SEWT to the controlling shareholder of the Company, the Company concluded it was no longer appropriate to account for SEWT by analogy to employee stock ownership plans. As such, the Company analyzed SEWT in accordance with the provisions of FIN 46R and determined SEWT qualified as a variable interest entity. The Company has also determined that it does not hold a variable interest in SEWT. Accordingly, in January 2004 the Company deconsolidated SEWT.
      In April 2004, SEWT further sold 1.7 million shares it owned of the Company to the same controlling shareholder of the Company at fair market value and recorded a gain of Rs. 776 million.
      As of March 31, 2007, SEWT held 17,755,775 equity shares, after considering the share split and stock dividend, with a voting interest equal to 3.2% in SIIL. In the event SEWT distributes any of the shares it owns of SIIL, the Company will record compensation expense for the fair value of shares granted to the Company’s employees over the vesting period.

e. Divestment of aluminium conductor division of SIIL
      SIIL passed a resolution on August 21, 2006 to divest its aluminum conductor division. On August 30, 2006, the Company entered into an agreement to sell this division to SOTL, a company owned

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
and controlled by Volcan, for Rs.1, 485 million ($34.5 million). The sale of this non-core business effective June 30, 2006 was approved by the shareholders of SIIL on September 30, 2006.
      The assets and liabilities as on June 30, 2006 transferred to the buyer are as follows:

		US dollars
	Rs. in millions	in millions

Fixed assets	854	19.8
Current assets	3,806	88.3

Total assets	4,660	108.1

Debt	2,424	56.2
Current liabilities	646	15.0

Total liabilities	3,070	71.2

      Since this transaction was between entities under common control, the loss on sale of this business of Rs. 105 million ($2.4 million) was recorded as an adjustment to additional paid in capital in the shareholder’s equity of the Company for the year ended March 31, 2007. The operating results of the division have been reported separately from continuing operations and shown as discontinued operations in the Consolidated Statement of Operations for the years presented.

f. Sterlite Energy Limited
      On October 3, 2006, Sterlite acquired 100% of the outstanding shares of SEL from Twinstar Infrastructure Limited, an entity under common control, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million.
      The assets and liabilities of the business acquired as on October 3, 2006 are as follows:

		US dollars
	Rs. in millions	in millions

Fixed assets	23	0.5
Current assets	284	6.6

Total assets	307	7.1

Debt	281	6.5
Current liabilities	21	0.5

Total liabilities	302	7.0

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

17.	Accumulated Other Comprehensive Income/(Loss)
      The components of accumulated other comprehensive income/(loss) consist of the following as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Unrealized gain on available-for-sale securities	20	70	1.6
Foreign currency translation adjustment	(399)	(388)	(8.9)
Unrealized loss on cash flow hedges	(140)	(522)	(12.1)

Accumulated other comprehensive loss	(519)	(840)	(19.4)

18.	Shareholders’ Equity

Issued shares
      SIIL’s issued equity share capital as of March 31, 2006 and 2007 was Rs. 559 million and Rs. 1,117 million ($25.9 million), consisting of 111,738,469 shares and 558,494,411 shares, respectively, of Rs. 5 each and Rs. 2 each respectively including 4,099,400 equity shares allotted as fully paid upon conversion of 50,000 foreign currency redeemable convertible bonds.
      By a special resolution on March 29, 2006, the shareholders of SIIL approved a stock split resulting in a reduction in the par value of each equity share from Rs. 5 to Rs. 2 per equity share effective as of May 12, 2006 (the “Record Date”). The number of issued and subscribed equity shares increased to 279,346,173 shares of par value Rs. 2 each. On this date, SIIL also issued one additional equity share for each issued equity share, increasing the issued equity share capital to Rs. 1,117 million consisting of 558,494,411 equity shares of par value Rs. 2 each. All share and per share data have been retroactively restated to reflect the effect of stock split and stock dividend.
      In October 2003, SIIL issued 50,000 1.0% $1,000 redeemable convertible bonds which are redeemable by SIIL at a premium of $180 per bond on October 27, 2008. These bonds can be converted into equity shares of SIIL at a conversion price of Rs. 1,100 per equity share, subject to adjustment on the occurrence of certain dilutive effects, and a fixed exchange rate, which equated to 41.2 equity shares in SIIL per bond held. The bonds became convertible on December 4, 2003 can be converted at any time before September 27, 2008. Of these 500 bonds were converted into equity shares in fiscal 2004; 25,800 bonds were converted into equity shares in fiscal 2005; and the balance were converted into equity shares in fiscal 2006.
      Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves
      Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves as determined in accordance with applicable regulations were Rs. 1,578 million and Rs. 2,148 million ($49.8 million) as of March 31, 2006 and 2007, respectively.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Debenture redemption reserve
      The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as of March 31, 2006 and 2007 include Rs. 179 million and Rs.117 million ($2.7 million) of debenture redemption reserve, respectively.

Preference share redemption reserve
      The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (shares premium account) or net income, before the shares are redeemed.
      If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the standalone financial statements of SIIL includes Rs. 550 million and Rs.769 million of preference share redemption reserve as of March 31, 2006 and March 31, 2007, respectively.

Dividends
      Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were Rs. 215 million (Rs. 3.00 per share), Rs. 330 million (Rs. 3.00 per share) and Rs. 2,932 million (Rs. 5.25 per share) ($68.0 million) for the years ended March 31, 2005, 2006 and 2007, respectively. Dividend distribution taxes on the equity dividends were Rs. 28 million, Rs. 46 million and Rs. 411 million ($9.5 million) for the years ended March 31, 2005, 2006 and 2007, respectively, which were paid by the Company.
      Dividends are payable from the profits determined under Indian GAAP from statutory standalone financial statements of SIIL and its subsidiaries.
      Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
      If profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

19.	Financial Instruments

(a)	Derivatives and hedges
      In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option and swap contracts and other derivative financial instruments. The Company does not hold or issue derivative financial instruments for speculative purposes.
      All derivative financial instruments are recognized as assets or liabilities on the consolidated balance sheets and measured at fair value, generally based on quoted market prices or quotations obtained from financial institutions. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.
      Prior to April 1, 2005, the Company purchased derivative contracts for hedging purposes. Since the Company did not meet all the documentation requirements under US GAAP for hedging designation, the Company has marked-to-market all such contracts. These derivative contracts were effective as hedges from an economic perspective.
      The fair values of all derivatives are separately recorded on the consolidated balance sheets within other current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.
      The Company uses derivative instruments as part of its management of exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The use of derivatives can give rise to credit and market risk. The Company controls credit risk by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

Foreign exchange risk
      The Company uses forward exchange contracts, currency swaps, options and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Company is also exposed to foreign exchange risk on its exports. Most of these transactions are denominated in US dollars. The policy of the Company is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. There are systems in place for the review of open (i.e. unhedged) exposure limits and stop-loss levels by management.

Interest rate risk
      The short-term debt of the Company is principally denominated in Indian Rupees with mix of fixed and floating rates of interest. The long-term debt is principally denominated in Indian Rupees and

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
US dollars. The US dollar debt is split between fixed and floating rates (linked to six-month US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Counterparty and concentration of credit risk
      The Company is exposed to credit risk for receivables, liquid investments and derivative financial instruments. There is no concentration of credit risk for the receivables of the Company given the large number of customers and the business diversity. Credit risk on receivables is very limited as almost all credit sales are against letters of credit of banks of national standing. For current asset investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. For derivative and financial instruments, the credit risk is limited as the Company only deals with reputable banks and financial institutions. These exposures are further reduced by having standard International Swaps and Derivatives Association (ISDA) master agreements including set-off provisions with each counterparty.

Commodity price risk
      The Company has historically limited the use of derivatives for commodity hedging. As much as possible, the Company tries to mitigate price risk through favorable contractual terms. Moreover, hedging is used purely as a risk management tool and, in some cases, strategically to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments.

Aluminum
      The raw material is mined in India with sales prices linked to the LME prices. Currently, the Company does not undertake any hedging activities in its aluminum business.

Copper
      Copper smelting operations at Tuticorin benefit from a natural hedge matching of quotational periods for concentrate purchases with the timing of finished metal sales. The Company hedges metal prices when entering into customer and supplier contracts under an arrival/dispatch plan with corresponding future contracts. These hedges provide an economic hedge of a particular transaction risk but do not qualify as hedges for accounting purposes. The difference between the actual metal in concentrate recovered and the metal content in concentrate paid for, or “free metal,” is sometimes hedged for through forward contracts or options. For the mining assets in Australia, we have hedged a part of the production to secure cash flows on a selective basis.

Zinc
      Raw material for zinc and lead is mined in India with sales prices linked to the LME prices. Currently a part of exports out of India is hedged through forward contracts or other instruments.

Embedded derivatives
      Derivatives embedded in other financial instruments or other contracts are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued. The Company has

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
identified provisional pricing as an embedded derivative in the host contract. The embedded derivative, which is the final settlement price based on a future price, is marked-to-market through the statement of operations for each period with reference to appropriate forward commodity prices.
      The fair value of the Company’s open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and other current liabilities is as follows:

	2006		2007		2007

As of March 31,	Asset	Liability	Asset	Liability	Asset	Liability

	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollars	US dollars
					in millions	in millions
Cash flow hedges:
Commodity contracts	103	325	—	479	—	11.1
Forward foreign currency contracts	—	18	—	273	—	6.3
Interest rate swap (floating to fixed)	41	—	10	—	0.2	—
Fair value hedges:
Commodity contracts	434	197	184	—	4.3	—
Forward foreign currency contracts	44	13	34	9	0.8	0.2
Other	48	—	—	—	—	—
Non-qualifying hedges:
Commodity contracts	1,033	997	1,884	98	43.7	2.3
Forward foreign currency contracts	103	451	77	377	1.8	8.8
Interest rate swap	—	—	1	—	—	—
Other	—	21	—	—	—	—

Fair value	1,806	2,022	2,190	1,236	50.8	28.7

      The Company purchases copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge and refining charge (“TcRc”) which is negotiated with suppliers based on the prevailing market rate. TcRc has a variable component linked to LME. The Company is exposed to differences in the LME prices between the quotational periods of the purchase of copper concentrate and sale of the finished copper products. The Company hedges this variability of LME prices and tries to make the LME price a pass-through cost between its purchases of copper concentrate and sales of finished products, both of which are linked to the LME price.
      The Company also benefits from the differences between amounts paid for quantities of copper contents received and recovered in the manufacturing process, also known as “free copper.”

Cash flow hedges
      The Company, in its copper business, on selected basis hedged its revenue from variable margins and free copper by entering into future contracts. The main purpose of hedging is to fix the prices at a desired level. These are highly probable forecast transactions and accordingly have been accounted for as cash flow hedges and stated at fair value. The Company has also hedged part of its future sales in its zinc business. The change in fair value on these derivative contracts is recorded in OCI. These hedges have been effective for the year ended March 31, 2007.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged a part of its foreign currency exposure on capital commitments during fiscal 2007. Fair value changes on the open forward contracts are recognized in OCI.
      The Company managed a small portion of its exposure of variable interest rate debt by entering into floating to fixed interest rate swaps. These hedges have been effective for the year ended March 31, 2007. Fair value changes have been recognized in OCI.

Fair value hedge
      The Company has hedged the commodity price risk in outstanding payable in its copper business.
      In its zinc business, some of the Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period based on average LME prices and thereby fixes its future revenue amount on the date of sale. The fair value adjustment resulted in losses due to rising metal prices for the year ended March 31, 2006. Gains and losses on these hedge transactions were substantially offset by the amount of gains or losses on the underlying sales.

Non-qualifying/economic hedge
      The Company entered into derivative contracts which were not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper and zinc future contracts on the LME and certain other derivative instruments. The Company has accounted for fair value adjustments on its open derivative contracts as assets/liabilities in its consolidated balance sheets.
      Reconciliation for changes in net loss from derivative instruments reported in other comprehensive income is as follows:

	Accumulated other	Share of
	comprehensive	minority
	losses	interests	Total	Total

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Unrealized derivative loss/(income) as of April 1, 2005	—	—	—
Amount recognized in other comprehensive income, net of tax of Rs. 67 million	140	(8)	132

Unrealized derivative loss/(income) as of March 31, 2006, net of tax Rs. 67 million	140	(8)	132

Unrealized derivative loss/(income) as of April 1, 2006	140	(8)	132	3.1
Amount recognized in other comprehensive income, net of tax of Rs. 513 million	971	289	1,260	29.2
Amount recycled to income statement, net of tax Rs. 414 million	(589)	(227)	(816)	(18.9)

Unrealized derivative loss as of March 31, 2007, net of tax Rs. 166 million	522	54	576	13.4

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Unrealized derivative losses that are reported in accumulated other comprehensive income will be reclassified into earnings when the underlying transactions such as imports or exports of materials, repayment of debt and purchase of capital items occur. The entire amount in the table above is expected to be reclassified into earnings within the next 12 months.

(b)	Other financial instruments
      The carrying amounts of cash and cash equivalents, liquid and short-term investments in mutual funds, accounts receivable, prepaid expenses and other current assets, accounts payable, acceptances, accrued expenses, other current liabilities and short-term debt approximate their fair values due to the short terms of these instruments.
      The fair values of debt have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by the Company’s lenders for instruments of the given maturity.
      The following table presents a comparison of the fair values and carrying values of principal financial instruments of the Company:

	2006		2007		2007

	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
As of March 31,	value	fair value	value	fair value	value	fair value

					US dollars	US dollars
	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	in millions	in millions
Assets:
Long-term investments	1,067	1,067	1,139	1,139	26.4	26.4

Liabilities:
Long-term debt, net of current portion	30,237	29,669	13,128	12,985	304.6	301.3

20.	Commitments, Contingencies and Guarantees

(a)	Commitments and contingencies

Commitments
      The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.

Capital commitments
      Significant capital commitments of the Company as of March 31, 2007 amounted to Rs. 62,722 million ($1,455.3 million), and these are related to capacity expansion projects, including commitments amounting to Rs. 49,660 million ($1,152.2 million) for the Company’s new energy business.

Export obligations
      The Company has export obligations of Rs. 31,100 million ($721.6 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 4,470 million ($103.7 million), reduced in proportion to

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
actual exports. The Company does not anticipate any liability on these obligations and hence has not recorded any such liability in its consolidated financial statements.

Contingencies
      The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are, therefore, timing differences. Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. The Company has a right of appeal to the High Court or Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 5,884 million ($136.5 million) of which Rs. 1,831 million ($42.5 million) has been recorded as current liabilities as of March 31, 2007.
      Claims by third parties amounted to Rs. 6,288 million ($145.9 million) as of March 31, 2007, of which Rs. 1,419 million ($32.9 million) has been recorded as current liabilities. The Company intends to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.

(b)	Guarantees and Put Option
      The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 292 million ($6.8 million) for import of capital equipment at concessional rates of duty. The Company has fulfilled its obligations under the bonds and procedural formalities are yet to be completed by the authorities for releasing the bonds. The Company does not anticipate any liability on these guarantees.
      The Company has provided guarantees on behalf of IFL for its loan obligations to the extent of Rs. 1,820 million ($42.2 million) and the outstanding amounts against these guarantees as of March 31, 2007 was Rs. 1,670 million ($38.7 million). For loan obligations of Rs. 1,270 million ($29.5 million) of IFL guaranteed by the Company, the Company has also granted a put option to a bank under which the bank may require the Company to repurchase the loan in lieu of looking to the Company’s guarantee. The Company would have a liability under the guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments the Company would be required to pay is Rs. 1,670 million ($38.7 million) as of March 31, 2007. The Company reviewed its liabilities under the guarantees and the put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees as of March 31, 2007 was Rs. 886 million ($20.6 million). The Company recognized a liability of Rs. 784 million for the guarantees and the put option in fiscal 2006. No further provision during the year ended March 31, 2007 was deemed necessary.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      The Company has issued a corporate guarantee of Rs. 3,000 million ($69.6 million) on behalf of Vedanta Alumina for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 3,099 million ($71.9 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs 46 million ($1.1 million) for Raw Material imports. Vedanta Alumina is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 3,000 million ($69.6 million), Vedanta Alumina has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. Vedanta Alumina began the progressive commissioning of its new alumina refinery in March 2007 and anticipates first alumina production by June 2007, after which it is expected to start fulfilling its obligations under this scheme. As of March 31, 2007, management determined that the Company has no liability on either of these corporate guarantees.
      The Company has given a bank guarantee amounting to Australian Dollar 5.0 million (Rs. 175 million or $4.1 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($7.4 million). These liabilities are fully recognized in the consolidated financial statements of the Company. The management of the company does not anticipate any liability on these guarantees.
      The Company has given bank indemnity guarantees amounting to Australian Dollar 2.9 million (Rs. 103 million or $2.4 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
      The Company has issued corporate guarantees on behalf of CMT, in August 2006, amounting to Rs. 1,293 million ($30.0 million) for obtaining credit facility from banks. The management of the Company does not anticipate any liability on these guarantees.
      The Company has given performance bank guarantees amounting to Rs. 2,588 million ($60.1 million) as of March 31, 2007. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
      The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2007 is Rs. 1,992 million ($46.2 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 386 million ($9.0 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
      The Company’s outstanding guarantees and put option cover obligations aggregating Rs. 13,727 million ($318.5 million) as of March 31, 2007. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees and put option.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

21.	Income Taxes

Overview of the Indian direct tax regime
      Indian companies are subject to Indian income tax on a stand alone basis and not on a consolidated basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, a company’s profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).
      Regular income taxes are assessed based on book profits prepared under accounting principles generally accepted in India (“Indian GAAP”) adjusted in accordance with the provisions of the Indian Income Tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, the use of tax losses carried forward and gratuity costs.
      MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax. MAT is assessed at 10.0% plus a surcharge. MAT paid during a year can be set off against regular income taxes within a period of seven years succeeding the assessment year in which MAT credit arises.
      Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenges by the tax authorities. There are appeals procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved in the High Court or the Supreme Court.
      There are various tax exemptions or tax holidays available to companies in India. The most important to the Company are:

•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated areas of India can benefit from a tax holiday. A typical tax holiday would exempt 100.0% of the profits from the undertaking for five years, and 30.0% for five years thereafter.

•	The power plants’ exemption — Profits on newly constructed power plants can benefit from a tax holiday. A typical holiday would exempt 100.0% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company.

•	Wind power plant’s exemption — Profits are exempt from income tax for any continuous block of 10 years in the first 15 years of operations. Accelerated depreciation of 80% is available in the first year of operations.

      The effect of such tax holidays were Rs. 672 million (impact on basic EPS  — Rs. 1.47), Rs. 488 million (impact on basic EPS — Rs. 0.88) and Rs. 5,192 million ($120.4 million) (impact on basic EPS — Rs. 9.30 ($0.2)) for the years ended March 31, 2005, 2006 and 2007, respectively.
      Business losses can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year for which the loss was first computed. Unabsorbed depreciation can be carried forward for an indefinite period.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Details of tax expense charged to statements of operations for the years ended March 31:

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Current tax:
Indian income tax	2,671	7,600	21,849	506.9
Foreign income tax	3	294	1,343	31.2

Total current tax	2,674	7,894	23,192	538.1

Deferred tax:
Indian income tax	937	1,464	1,904	44.1
Foreign income tax	(106)	(353)	63	1.5

Total deferred tax	831	1,111	1,967	45.6

Income taxes for the year	3,505	9,005	25,159	583.7
Effective income tax rate	30.2%	29.7%	26.9%	26.9%
      A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Company’s effective income tax rate for the year ended March 31:

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Income before income taxes, minority interests and equity in net gain/(loss) of associate	11,613	30,307	93,534	2,170.2
Indian statutory income tax rate	36.6%	33.7%	33.7%	33.7%
Expected income tax (benefit) expense at statutory tax rate	4,249	10,201	31,483	730.5
Disallowable expenses	654	528	325	7.5
Non-taxable income	(189)	(211)	(1,016)	(23.6)
Impact of tax rate differences	145	(831)	(159)	(3.7)
Tax holiday and similar exemptions	(672)	(488)	(5,192)	(120.4)
Minimum alternative tax/wealth tax	58	69	—	—
Other permanent differences	(556)	75	40	0.9
Valuation allowance (reversal)/provision	(190)	(268)	(14)	(0.3)
Adjustments to income tax provisions based on tax assessments	6	(70)	(308)	(7.2)

Income taxes recognized in the statement of operations	3,505	9,005	25,159	583.7

      Valuation allowances created in the past have been reversed/utilized on account of the generation of taxable profits in a subsidiary.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Components of activities gave rise to deferred tax assets and liabilities as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax asset:
Business loss carry forwards	867	—	—
Voluntary retirement scheme	272	126	2.9
Property, plant and equipment	44	—	—
Accounts receivable, net	241	356	8.3
Employee benefits	255	235	5.4
Minimum alternate tax credit	212	1,044	24.2
Others	583	846	19.6

Gross deferred tax asset	2,474	2,607	60.4
Less: Valuation allowance	(14)	—	—

Net deferred tax asset	2,460	2,607	60.4

Deferred tax liabilities:
Fair valuation of assets and liabilities	(466)	(1,183)	(27.5)
Property, plant and equipment	(12,833)	(13,874)	(321.9)
Others	(218)	(407)	(9.4)
Total deferred tax liabilities	(13,517)	(15,464)	(358.8)

Net deferred tax liabilities	(11,056)	(12,857)	(298.4)

      The following are the details of the deferred tax assets and liabilities as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax assets
Current	974	1,152	26.7
Non-current	1,486	1,455	33.7

Total	2,460	2,607	60.4

Deferred tax liabilities
Current	271	1,479	34.3
Non-current	13,246	13,985	324.5

Total	13,517	15,464	358.8

22.	Employee Benefits
      The Company participates in defined benefits and contribution pension schemes, the assets of which are held (where funded) in separately administered funds. The cost of providing benefits under the plans is determined each year separately for each plan using the actuarial projected unit credit method.
      Actuarial gains and losses arising in the year are recognized in full in the statement of operations of that year.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      For defined contribution schemes, the central provident fund scheme, the superannuation scheme and the Australian pension scheme, the amount charged to the statements of operations is the contributions payable in the year.

Defined contribution plans
      The Company contributed an aggregate of Rs. 221 million, Rs. 234 million and Rs. 257 million ($6.0 million) for the years ended March 31, 2005, 2006 and 2007, respectively, to the following defined contribution plans:

Central provident fund
      In accordance with Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2007) of an employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions which are charged to income in the period they are incurred. These contributions are made to the fund administered and managed by the Government of India. The benefits are paid to employees on their retirement or resignation from the Company.

Superannuation
      Superannuation, another pension scheme applicable in India, is applicable only to senior executives. Each relevant company holds a policy with the Life Insurance Corporation of India (the “LIC”), to which each company contributes a fixed amount relating to superannuation, and the pension annuity is met by the LIC as required, taking into consideration the number of years of service of the executive and the contributions made. Accordingly, this scheme has been accounted for as a defined contribution plan and contributions are charged directly to the statements of operations.

Australian pension scheme
      The Company also participates in defined contribution pension schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.0% of the employee’s gross remuneration where the employee is covered by the industrial agreement and 12.0% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions.
      The Company’s contribution to the above defined contribution plans aggregated Rs. 28 million, Rs. 29 million and Rs. 27 million ($0.6 million) for years ended March 31, 2005, 2006 and 2007 respectively.

Defined benefit plans

Gratuity plan
      In accordance with Payment of Gratuity Act of 1972, SIIL and its Indian subsidiaries provide a defined benefit plan (the “Gratuity Plan(s)”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement, disability or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Actuarial valuations of the assets of the schemes are performed on an annual basis where such assets are held in separate funds managed by the LIC of India.
      The following table sets out the funded status and the amount recognized in the financial statements for the gratuity plans as of March 31:

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Change in projected benefit obligation:
Projected benefit obligation, beginning of year	1,011	1,106	1,200	27.8
Service cost	59	62	65	1.5
Interest cost	73	82	89	2.1
Actuarial (gain) loss	80	(22)	56	1.3
Benefits paid	(117)	(28)	(51)	(1.2)

Projected benefit obligation, end of the year	1,106	1,200	1,359	31.5

Change in plan assets:
Fair value of plan assets, beginning of year	580	697	720	16.6
Actual return on plan assets	50	47	54	1.3
Company contributions	180	9	60	1.5
Benefits paid	(113)	(33)	(51)	(1.2)

Fair value of plan assets, end of the year	697	720	783	18.2

Shortfall of plan assets, over benefit obligation	(409)	(480)	(576)	(13.3)

Accrued pension cost	(409)	(480)	(576)	(13.3)

Accumulated benefit obligation	613	756	1,256	29.1

      Liability for the post retirement medical benefits was Rs. 32 million, Rs. 27 million and Rs. 27 million ($0.6 million) as of March 31, 2005, 2006 and 2007 respectively.
      The Company expects to contribute Rs. 71 million ($1.7 million) to the defined benefit plans in fiscal 2008.
      Net gratuity cost for the years ended March 31 consist of the following components:

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Service cost	59	62	65	1.5
Interest cost	73	82	89	2.1
Expected return on plan assets	(46)	(47)	(56)	(1.3)
Recognized net actuarial (gain) loss	76	(21)	57	1.3

Net periodic benefit cost	162	76	155	3.6

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      The assumptions used in accounting for the gratuity plan for the years ended March 31 are set out below:

	2005	2006	2007

Discount rate	7.5%	7.5%	7.5%-8%
Rate of increase in compensation level of covered employees	5.0%	5.0%	5.0%
Expected return on assets	8.0%	8.0%	8.0%
      The following table presents estimated future benefit payments relating to the Gratuity Plans:

		US dollars
Year Ended March 31,	Rs. in millions	in millions

2007	59	1.4
2008	45	1.1
2009	96	2.2
2010	144	3.4
2011	154	3.6
Thereafter for five years	468	10.9

23.	Share-Based Compensation Plans
      The Company offers equity-based award plans to its employees, officers and directors through its parent Vedanta Resources plc.

The Vedanta Resources Reward Plan (the “Reward Plan”)
      The Reward Plan was adopted for the purpose of rewarding a limited number of employees who had contributed to the Company’s development and growth over the period leading up to Vedanta’s listing on the London Stock Exchange in December 2003. It was used solely to provide awards on listing and no further awards will be granted under the Reward Plan.
      Vedanta has allocated a proportionate cost to the Company on the basis of the number of shares allotted to the Company employees that resulted in a charge of Rs. 81 million which is reflected in the statement of operations for the year ended March 31, 2005.

The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)
      The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004, and February 2006. Vedanta issued awards in February 2007 under which Vedanta’s TSR will be compared over a one-year period with the performance of the companies defined in the scheme. The exercise price of the awards is 10 US cents per share and the performance period of each award is three years.
      The fair value of these awards has been determined at the date of the grant of the award allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Company’s

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
estimate of the number of awards that will eventually vest as a result of non-market conditions, is expensed on a straight-line basis over the vesting period. The fair values were calculated using the Monte Carlo simulation with suitable modifications to allow for specific performance conditions of the LTIP.
      The Company has early adopted FAS 123(R) “Share-Based Payment” and hence there is no impact on the financial statements of the Company in fiscal 2007 due to introduction of this accounting standard.
      The parent Vedanta on the basis of number of shares allotted to the Company employees charged a proportionate cost to the Company in the amount of Rs. 44 million, Rs. 52 million and Rs. 161 ($3.7 million) which is recorded in the statements of operations for the years ended March 31, 2005, 2006 and 2007, respectively.

24.	Other Income/ Expenses
      The Company offered a voluntary separation package in its zinc operations for which Rs. 186 million and Rs. 97 million ($2.3 million) were recognized in the statements of operations in the years ended March 31, 2005 and 2007, respectively.
      The Company impaired certain plant and machinery and buildings at some of its plants as part of its impairment review and recognized an expense of Rs. 1,276 million in the year ended March 31, 2005. These assets are long-lived assets and include assets which ceased to be in use and also assets which were never put to their intended use. During the year ended March 31, 2005 the management reviewed its plans for the future of these assets and decided not to pursue the operation of these assets. The fair value of these assets was determined by the management of the Company taking into consideration third party valuation and the assets were written down to their recoverable amounts. The fair value of these assets is Rs. 331 million as of March 31, 2007 and represent their recoverable value by sale of these assets less any costs of selling.
      The Company had given corporate guarantees to certain banks in relation to debt of IFL. The Company has also invested in preference shares of and provided loans to IFL. In the year ended March 31, 2006, the Company reviewed these guarantees, investments and loans taking into consideration IFL’s financial position which indicated a need for an impairment review. The Company estimates that the value of the investments and loans stand fully impaired as of March 31, 2006 and that the fair value of the guarantees is Rs. 886 million. It has therefore recognized a liability of Rs. 784 million, taking the total impairment charge to Rs. 1,300 million in fiscal 2006. The Company estimates that the fair value of the guarantees as at March 31, 2007 was Rs. 886 million ($20.6 million) and that no further liability is necessary in fiscal 2007.
      In the year ended March 31, 2007, the Company sold a property, consisting primarily of land and buildings in Mumbai, for Rs. 1,000 million ($23.2 million), resulting in a profit of Rs. 986 million ($22.9 million).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

25.	Earnings per Share (“EPS”)
      The following basic and diluted EPS is adjusted retroactively for all the periods presented to reflect the impact of stock dividend, rights issue and stock split effective as of May 12, 2006 in the tables below for the years ended March 31:

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Net income from continuing operations	5,344	15,130	47,346	1,098.6
Net income from discontinued operations	222	369	86	2.0

Net income	5,566	15,499	47,432	1,100.6

Weighted average number of ordinary shares for basic earnings per share	455,343,743	553,216,634	558,494,411	558,494,411
Basic earnings per share:
Income from continuing operations	11.74	27.35	84.78	1.97
Income from discontinued operations	0.48	0.67	0.15	0.00

Basic earnings per share	12.22	28.02	84.93	1.97

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars in
				millions
Net income from continuing operations	5,344	15,130	47,346	1,098.6
Add: Add interest expense on foreign currency redeemable convertible bonds, net of tax*	37	—	—	—

Net income from continuing operations	5,381	15,130	47,346	1,098.6
Net income from discontinued operations	222	369	86	2.0

Net income for computing diluted EPS	5,603	15,499	47,432	1,100.6

Weighted average number of ordinary shares for basic earnings per share	455,343,743	553,216,634	558,494,411	558,494,411
Add: Effect of foreign currency convertible bonds	9,764,400	—	—	—

Weighted average number of ordinary shares for diluted earnings per share	465,108,143	553,216,634	558,494,411	558,494,411

Diluted earnings per share:
Income from continuing operations	11.57	27.35	84.78	1.97
Income from discontinued operations	0.48	0.67	0.15	0.00

Diluted earnings per share	12.05	28.02	84.93	1.97

*	Tax was Rs. 22 million in fiscal 2005.
     As of March 31, 2007, the Company does not have any potentially dilutive outstanding equity shares.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

26.	Related Party Transactions
      The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta, and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, reimbursement of expenses incurred, issuance of guarantees and investments. Transactions include a loan advanced by the Company in fiscal 2004 to a relative of a director which was repaid in fiscal 2006. Related party transactions also include legal fees paid to a firm in which a director of a wholly-owned subsidiary is a partner, on normal commercial terms and conditions. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the years ended 2005, 2006 and 2007 is noted below:

Enterprises where principal shareholders have control or significant influence

•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Sterlite Optical Technologies Limited (“SOTL”)

•	Sterlite Gold Limited/ Ararat Gold Recovery Company Limited (“SGL”)/(“AGRC”)

•	Konkola Copper Mines Plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Vedanta Foundation/ Anil Agrawal Foundation

•	Political and Public Awareness Trust

•	Volcan Investments Limited (“Volcan”)

•	Duratube

•	Brockway Inc.

•	Twin Star International Limited

•	Vedanta Resource Cyprus Limited

•	Twin Star Infrastructure Limited

Associate
      Vedanta Alumina Limited (“Vedanta Alumina”)

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Associate of Vedanta Resources plc
      India Foils Limited (“IFL”)
      Summary of significant related party transactions are as follows:

For the Year Ended March 31,	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Sales
SOTL	1,127	154	2,320	53.8
IFL	1,097	1,510	1,988	46.1
MALCO	—	—	13	0.3
Vedanta Alumina	—	—	202	—
Purchases
SOTL	—	—	50	1.2
MALCO	902	364	349	8.1
Interest and dividend income/(expense)
Vedanta	(135)	(242)	(212)	(4.9)
MALCO	(15)	(15)	(13)	(0.3)
IFL	13	21	11	0.3
Other (payments)/receipts
Vedanta	(349)	(275)	(272)	(6.3)
Sterlite Foundation and Anil Agarwal Foundation	(37)	(32)	(30)	(0.7)
Political & charitable trusts	(59)	(3)	—	—
MALCO	24	54	117	2.7
KCM	—	—	64	1.5
AGRC	—	—	4	0.1
SOTL	—	—	2	0.1
Vedanta Alumina	—	—	(313)	(7.3)
Equity related transactions
Twin Star (subscription to rights issue)	19,644	—	—	—
Guarantees given*
MALCO	1,100	1,100	—	—
Vedanta Alumina	278	4,571	6,144	142.6
IFL	1,820	1,820	1,820	42.2
Investment during the year
Vedanta Alumina	—	—	1,315	30.5
Sale of assets/ business
SOTL	—	—	1,485	34.5

*	Maximum guarantee amount and does not represent actual liability.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      The significant receivable from and payable to related parties as of March 31:

				2007 US
	2005 Rs. in	2006 Rs. in	2007 Rs. in	dollars in
	millions	millions	millions	millions

Investments
Vedanta Alumina	1,792	1,693	2,972	69.0
IFL	240	—	—	—
Receivable from/(payable to)
IFL	402	28	353	8.2
SOTL	729	254	481	11.2
MCNV	(2,841)	(2,839)	(3,284)	(76.2)
Vedanta	(458)	(709)	(765)	(17.7)
MALCO	—	(86)	(8)	(0.2)
KCM	—	—	58	1.4
AGRC	—	—	18	0.4
Twintstar Infrastructure Limited	—	—	(281)	(6.5)
Vedanta Resources Cyprus Limited	—	—	(456)	(10.6)

27.	Segment Information
      The Company is in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others. The management of the Company is organized by its main products: copper, zinc and aluminum. Each of the reported segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker. Segment profit amounts are evaluated regularly by the Company’s Managing Director and CEO who has been identified as its Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance.

Copper
      The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.

Zinc
      The zinc business is owned and operated by HZL, India’s leading zinc producer in the Indian zinc market. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and three lead-zinc mines in Northwest India.

Aluminum
      The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.

Corporate and others
      The operating segment “Corporate and others” is primarily commercial power generation business and other corporate activities.

(a) Business segments
      The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance.
      The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the years ended March 31, 2005, 2006 and 2007.

				Corporate
For the Year Ended March 31, 2005	Copper	Zinc	Aluminum	and others	Elimination	Total

	Rs. in millions
Net sales to external customers	34,508	21,967	10,168	—	—	66,643
Inter-segment sales	—	—	285	—	(285)	—

Segment sales	34,508	21,967	10,453	—	(285)	66,643

Segment profit	3,899	9,785	2,504	(100)	—	16,088
Depreciation, depletion and amortization	(1,239)	(1,290)	(680)	(21)	—	(3,230)
Voluntary retirement scheme expenses	—	(186)	—	—		(186)
Impairment of assets	(220)	—	—	(1,056)	—	(1,276)

Operating income (loss)	2,440	8,309	1,824	(1,177)	—	11,396
Interest and dividend income						1,780
Interest expense						(1,962)
Net realized and unrealized investment gains						399

Income before income taxes, minority interests and equity in net loss of associate						11,613
Income taxes						(3,505)

Income after income taxes, before minority interests and equity in net loss of associate						8,108
Minority interests						(2,764)

Net income from continuing operations						5,344
Income from divested business, net of tax						222

Net income						5,566

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

				Corporate
For the Year Ended March 31, 2006	Copper	Zinc	Aluminum	and others	Elimination	Total

	Rs. in millions
Net sales to external customers	67,921	38,573	16,297	—	—	122,791
Inter-segment sales	—	—	1,424	—	(1,424)	—

Segment sales	67,921	38,573	17,721	—	(1,424)	122,791

Segment profit	8,982	23,216	4,752	(8)	—	36,942
Depreciation, depletion and amortization	(1,323)	(1,929)	(1,256)	(3)	—	(4,511)
Guarantees, impairment of investment and loan	—	—	—	(1,300)	—	(1,300)

Operating income (loss)	7,659	21,287	3,496	(1,311)	—	31,131
Interest and dividend income						1,873
Interest expense						(3,238)
Net realized and unrealized investment gains						541

Income before income taxes, minority interests and equity in net loss of associate						30,307
Income taxes						(9,005)

Income after income taxes, before minority interests and equity in net loss of associate						21,302
Minority interests						(6,073)
Equity in net loss of associate, net of taxes				(99)		(99)

Net income from continuing operations						15,130

Income from divested business, net of tax						369

Net income						15,499

Assets
Segment assets	54,052	55,677	51,873	4,244	—	165,846
Equity investment in associate	—	—	—	1,693	—	1,693

Total assets	54,052	55,677	51,873	5,937	—	167,539

Additions to property, plant and equipment	1,232	2,160	8,684	213		12,289

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

				Corporate
For the Year Ended March 31, 2007	Copper	Zinc	Aluminum	and others	Elimination	Total	Total

	Rs. in millions						US dollars
							in millions
Net sales to external customers	115,192	85,963	40,091	—	—	241,246	5,597.4
Inter-segment sales	—	—	911	—	(911)	—	—

Segment sales	115,192	85,963	41,002	—	(911)	241,246	5,597.4

Segment profit	17,689	65,129	15,765	(2)	—	98,581	2,287.3
Depreciation, depletion and amortization	(1,440)	(2,124)	(2,394)	(1)	—	(5,959)	(138.3)
Voluntary retirement scheme expenses		(97)	—	—	—	(97)	(2.3)
Gain on sale of real estate	986					986	22.9

Operating income (loss)	17,235	62,908	13,371	(3)	—	93,511	2,169.6
Interest and dividend income						2,072	48.1
Interest expense						(4,329)	(100.4)
Net realized and unrealized investment gains						2,280	52.9

Income before income taxes, minority interests and equity in net income of associate						93,534	2,170.2
Income taxes						(25,159)	(583.7)

Income after income taxes, before minority interests and equity in net income of associate						68,375	1,586.5
Minority interests						(21,053)	(488.5)
Equity in net income of associate, net of taxes				24		24	0.6

Net income from continuing operations						47,346	1,098.6

Income from divested business, net of tax						86	2.0

Net income						47,432	1,100.6

Assets
Segment assets	66,653	95,508	54,043	6,644	—	222,848	5,170.5
Equity investment in associate	—	—	—	3,033	—	3,033	70.4

Total assets	66,653	95,508	54,043	9677	—	225,881	5,240.9

Additions to property, plant and equipment	2,023	11,125	1,388	6,153		20,689	480.0
      No single customer accounted for 10% or more of the Company’s net sales on a consolidated basis or for any of the Company’s primary businesses in any of the periods indicated.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

(b) Geographical segmental analysis
      The Company’s operations are located in India and Australia. The following table provides an analysis of the Company’s sales by geographical market, irrespective of the origin of the goods as of March 31:

	2005	2006	2007	2007

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
India	44.208	68,852	114,222	2,650.2
Far East(1)	14,269	22,654	69,624	1,615.4
Other(2)	8,166	31,285	57,400	1,331.8

Net sales	66,643	122,791	241,246	5,597.4

(1)	Far East includes a number of countries, including China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, United Arab Emirates, Turkey, Qatar, Saudi Arabia, Syria, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland, Australia, Cameroon, Malawi and Iran.

     The following is an analysis of the carrying amount of long lived assets analyzed by the geographical area in which the assets are located as of March 31:

	2006	2007	2007

	Rs. in millions	Rs. in millions	US dollars
			in millions
India	85,029	98,576	2,287.2
Australia	840	937	21.7

Long-lived assets	85,869	99,513	2,308.9

SCHEDULE II — Valuation and Qualifying Accounts

	Balance at	Charged to
	beginning of	revenue, costs	Other		Balance at
	period	or expenses	additions	Deductions	end of period

As of March 31, 2006 (in Rs. in millions);
Valuation Allowance	310		19	(315)	14
Allowances for doubtful accounts receivables	15	—	—	—	15
As of March 31, 2007 (in Rs. in millions);
Valuation Allowance	14		—	(14)	—
Allowances for doubtful accounts receivables	15	—	—	—	15
As of March 31, 2007 (in US dollars in millions);
Valuation Allowance	0.3	—	—	(0.3)	—
Allowances for doubtful accounts receivables	0.3	—	—	—	0.3

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	Indemnification of Directors and Officers.
      Section 201 of the Indian Companies Act states that, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or agent of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void.
      However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any director, officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by a director, officer or accountant to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, malfeasance or breach of trust in which relief has been granted by such High Court.
      Vedanta maintains a directors and officers liability insurance policy which insures our directors and officers against damages and cost of defense, settlement and payment of judgments arising from any claim made against our directors or officers for wrongful acts committed in the course of their service to us in those capacities. As of the date of this offering, no claims for directors and officers liability insurance have been filed under this policy against any of our directors or officers and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.
      The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification of our company and our officers and directors.

ITEM 7.	Recent Sales of Unregistered Securities.
      During the past three years, we have issued the securities set forth in the table below. We believe that each of the following issuances of equity shares was exempt from registration under the Securities Act pursuant to Regulation S, Section 4(2) or Rule 701 of the Securities Act regarding transactions not involving a public offering:

Foreign Currency Redeemable Convertible Bonds
      In October 2003, we issued 50,000 1% $1,000 redeemable convertible bonds which were redeemable by us at a premium of $180 per bond on October 27, 2008. The bonds were convertible into our equity shares at a conversion price of Rs. 1,100 per equity share at a fixed exchange rate, subject to adjustment on the occurrence of certain dilutive effects. The bonds became convertible on December 4, 2003. As of March 31, 2007, all the bonds were fully converted and 4,099,400 equity shares were issued and granted as fully paid to the following persons upon the conversion:

		Aggregate Number
Purchaser	Date of Sale or Issuance	of Equity Shares

Jardine Fleming Securities Ltd	January 30, 2004	20,600
	November 14, 2005	41,200
Deutsche Bank AG London	January 28, 2005	20,600
Swiss Finance Corp Mauritius Limited	March 14, 2005	123,600
Deutsche Bank AG London	March 14, 2005	803,400

		Aggregate Number
Purchaser	Date of Sale or Issuance	of Equity Shares

Merrill Lynch Capital Markets Espania S.A.S.V.	March 14, 2005	41,200
	March 28, 2005	164,800
	April 11, 2005	123,600
	June 16, 2005	41,200
	September 5, 2005	123,600
	September 20, 2005	247,200
	September 29, 2005	82,400
	December 14, 2005	41,200
	December 14, 2005	82,400
	February 15, 2006	387,280
CMIL FCCB Safekeeping A/c	March 28, 2005	972,320
	September 5, 2005	247,200
	September 20, 2005	41,200
	December 14, 2005	41,200
Euro Asia Opportunities Fund	September 20, 2005	164,800
Kuvera Fund Limited	September 20, 2005	123,600
	September 29, 2005	164,800

Total		4,099,400

      The underwriters were JP Morgan Securities Limited. The underwriting commission was 2.5% of the amount raised.

One-For-One Bonus Issue of Equity Shares
      On March 1, 2004, we issued one bonus equity share credited as fully paid-up for each existing equity share held by our shareholders as of February 9, 2004. Pursuant to the bonus issue, 35,854,469 equity shares were issued and a sum of approximately Rs. 179.6 million in our share premium account was capitalized and distributed to our shareholders.
      No underwriting discount was provided and no commission was paid in any of these issuances.

Cumulative Mandatorily Redeemable Preference Shares
      On March 4, 2004, we issued 21,875,000 1% cumulative mandatorily redeemable preference shares at an issue price of Rs. 80 per preference share. We exercised our call option in full on June 29, 2006 to redeem the preference shares at a redemption price of Rs. 88.50 per preference share. The aggregate redemption price paid was Rs. 1,936 million.
      No underwriting discount was provided and no commission was paid in any of these issuances.

Rights Issue of Equity Shares
      On September 23, 2004, we issued 35,860,049 equity shares of par value Rs. 5 per equity share for cash at a price of Rs. 550 per equity share on a rights basis to our existing equity shareholders as of the record date of July 23, 2004, in the ratio of one equity share for every two equity shares held.
      No underwriting discount was provided and no commission was paid in any of these issuances.

Stock Split and Bonus Issue
      On May 12, 2006, we sub-divided our 111,738,469 equity shares from par value Rs. 5 per equity share to par value Rs. 2 per equity share, increasing the number of issued, subscribed and paid up equity shares to 279,346,173 equity shares of par value Rs. 2 each.
      On the same day, we issued one additional bonus equity share for each issued, outstanding and paid up equity share, increasing the issued, subscribed and paid up capital to Rs. 1,117 million comprising 558,494,411 equity shares of par value Rs. 2 each.
      No underwriting discount was provided and no commission was paid in any of these issuances.

ITEM 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits:

Incorporated by reference to the Exhibit Index following the signature pages hereof.

(b)	Financial Statement Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

ITEM 9.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification by it is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mumbai, India on May 29, 2007.

Sterlite Industries (India) Limited

By:	/s/ Dindayal Jalan

Name: Dindayal Jalan
Title: Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on May 29, 2007.

Signature	Title

* Anil Agarwal	Non-Executive Chairman

* Navin Agarwal	Executive Vice-Chairman

/s/ Dindayal Jalan Dindayal Jalan	Chief Financial Officer (principal financial officer and principal accounting officer)

* Kuldip Kumar Kaura	Managing Director and CEO (principal executive officer)

* Tarun Jain	Whole Time Director

* Dwarka Prasad Agarwal	Non-Executive Director

* Berjis Minoo Desai	Non-Executive Director

* Gautam Bhailal Doshi	Non-Executive Director

* Sandeep H. Junnarkar	Non-Executive Director

Signature	Title

* Ishwarlal Patwari	Non-Executive Director

*By: /s/ Dindayal Jalan Attorney-in-Fact

By: /s/ Donald J. Puglisi Donald J. Puglisi Managing Director Puglisi & Associates	Authorized Representative in the United States

EXHIBIT INDEX

No.	Description

1.1	Form of underwriting agreement.†
3.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended.†
3.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended.†
3.3	Articles of Association of Sterlite Industries (India) Limited, as amended.†
4.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and holders and beneficial owners of American Depositary Shares issued thereunder.*
4.2	Form of American Depositary Receipt (included in Exhibit 4.1).*
5.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.**
8.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters (see Exhibit 5.1).**
8.2	Opinion of Latham & Watkins LLP as to certain US tax matters.**
10.1	Vedanta Resources plc Long-Term Incentive Plan.†
10.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal.†
10.3	Shared Services Agreement dated December 5, 2003 among Vedanta Resources plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement.†
10.4	Consultancy Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited.†
10.5	Representative Office Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited.†
10.6	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002.†
10.7	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001.†
10.8	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002.†
10.9	Agreement between Vedanta Alumina Limited and Orissa Mining Corporation Limited dated October 5, 2004.†
10.10	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000.†
10.11	$92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006.†
10.12	Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders dated September 19, 2005.†
10.13	$125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Ltd, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Ltd., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Ltd., Chiao Tung Bank Co., Ltd., The International Commercial Bank of China, Co. Ltd., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Ltd. as lenders dated July 29, 2005.†

No.	Description

10.14	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004.†
10.15	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004.†
10.16	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004.†
10.17	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003.†
10.18	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003.†
10.19	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005.†
10.20	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005.†
10.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited dated December 4, 2004.†
10.22	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2004, as amended on July 1, 2004.†
10.23	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2005.†
10.24	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006.†
10.25	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003.†
10.26	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006.†
10.27	Agreement between Sterlite Industries (India) Limited and Tarun Jain dated December 6, 2004.†
10.28	Agreement between Sterlite Industries (India) Limited and Rajni Jain dated February 15, 2006.†
10.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006.†
10.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006.†
10.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006.†
10.32	Letter of Guarantee by Sterlite Industries (India) Limited to ABN AMRO Bank NV dated June 5, 2000.†
10.33	Letter of Continuing Guarantee by Sterlite Industries (India) Limited to ABN AMRO Bank NV dated February 18, 2002.†
10.34	Letter of Continuing Guarantee by Sterlite Industries (India) Limited to HDFC Bank Ltd dated January 29, 2003.†

No.	Description

10.35	Letter of Continuing Guarantee by Sterlite Industries (India) Limited to Standard Chartered Bank dated August 28, 2002.†
10.36	Specialty Deed between Copper Mines of Tasmania Pty Ltd, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999.†
10.37	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999.†
10.38	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999.†
10.39	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999.†
21.1	List of subsidiaries of Sterlite Industries (India) Limited.†
23.1	Consent of Deloitte Haskins & Sells, Mumbai, India, independent registered public accounting firm with respect to Sterlite Industries (India) Limited.**
23.2	Consent of Latham & Watkins LLP (see Exhibit 8.2).**
23.3	Consent of Amarchand & Mangaldas & Suresh A. Shroff & Co. (see Exhibit 5.1)**
23.4	Consent of SRK Consulting (South Africa) Pty Ltd.†
23.5	Consent of SRK Consulting (UK) Limited.**
23.6	Consent of Steffen Robertson and Kirsten (Australasia) Pty Ltd.†
24.1	Power of Attorney (contained on signature page).†

*	Incorporated herein by reference to the exhibits filed with the Registrant’s Registration Statement on Form F-6 (File No. 333-139102) on December 4, 2006.
**	Filed herewith
†	Previously filed.